Exhibit 99.1

NOTICE
and
MANAGEMENT PROXY CIRCULAR
for a
SPECIAL MEETING OF HOLDERS
of
MULTIPLE VOTING SHARES
and
SUBORDINATE VOTING SHARES
of
EXTENDICARE INC.
TO BE HELD ON OCTOBER 16, 2006
TO CONSIDER A PLAN OF ARRANGEMENT PROVIDING
FOR THE SPIN-OFF OF ASSISTED LIVING CONCEPTS, INC.
AND THE CONVERSION OF
EXTENDICARE INTO A REAL ESTATE INVESTMENT TRUST
Please carefully read this management proxy circular, including its appendices and the documents incorporated by reference herein. They contain detailed information relating to the Plan of Arrangement and other matters that holders of multiple voting shares and subordinate voting shares of Extendicare Inc. will be voting on at the Special Meeting.
If you are in doubt as to how to deal with these materials or the matters they describe, please contact your financial, legal or other advisor.
SEPTEMBER 13, 2006

September 13, 2006
Dear Shareholders:
The Board of Directors of Extendicare Inc. (“Extendicare”) cordially invites you to attend a special meeting (the “Meeting”) of the multiple voting and subordinate voting shareholders of Extendicare to be held on Monday, October 16, 2006 at 2:00 p.m. (Toronto time), at the Toronto Stock Exchange Broadcast and Conference Centre, Gallery, The Exchange Tower, 130 King Street West, Toronto, Ontario M5X 1J2.
At the Meeting, shareholders will be asked to approve a reorganization of Extendicare pursuant to a plan of arrangement (the “Arrangement”) that involves the spin-off of Assisted Living Concepts, Inc. (“ALC”) and the conversion of Extendicare into a Canadian real estate investment trust (the “REIT”). The REIT, through wholly-owned operating entities, will own and continue to operate the U.S. and Canadian nursing home businesses, a smaller number of assisted living homes, and related businesses of Extendicare and hold its Crown Life investment until the Crown Life divestiture process is complete. ALC will own and continue to operate almost all of Extendicare’s U.S. assisted living business.
Extendicare believes that this structure better aligns the risks and returns of these businesses and presents value enhancing opportunities for the independent entities. The structure affords all shareholders greater liquidity and flexibility to participate in the REIT’s U.S. and Canadian nursing and assisted living home businesses and ALC’s U.S. assisted living business and the future potential of both entities.
Pursuant to the terms of the Arrangement, holders of subordinate voting shares will receive for each share one subordinate voting Class A common share of ALC and one REIT unit or one exchangeable limited partnership unit (“Exchangeable LP Unit”) of a subsidiary partnership of the REIT and holders of multiple voting shares will receive for each share one multiple voting Class B common share of ALC and 1.075 REIT units or 1.075 Exchangeable LP Units. The ALC Class A common shares have been conditionally approved for listing on the New York Stock Exchange and the REIT units have been conditionally approved for listing on the Toronto Stock Exchange.
Non-resident and tax-exempt shareholders will not be eligible to receive Exchangeable LP Units. An aggregate maximum of 24,668,730 Exchangeable LP Units may be issued pursuant to the terms of the Arrangement and, in the event that more Exchangeable LP Units are requested than those available, the Exchangeable LP Units will be prorated and shareholders will receive REIT units in lieu of Exchangeable LP Units.
Shareholders who do not complete and deliver the enclosed Letters of Transmittal and Election Form (printed on blue paper for holders of multiple voting shares and printed on green paper for holders of subordinate voting shares) in accordance with the instructions set out therein by 5:00 p.m. (Toronto time) two business days preceding the date of the Meeting or any adjournment or postponement thereof or who fail to properly exercise their dissent rights will be deemed to have elected to receive REIT units as a portion of the consideration for their shares.
In February 2006, the Board of Directors announced the appointment of a special committee of independent directors to review and consider various structures and alternatives that could provide enhanced value to shareholders. The Board believed that Extendicare’s common share prices did not reflect its underlying operational performance and financial results. Following an extensive strategic review process that considered a range of alternatives taking into account the proposed spin-off of ALC, including a conversion to a Canadian REIT and the sale of the remaining business of Extendicare and receiving the advice of its independent advisors, the special committee recommended to the Board that the reorganization be approved.
In May 2006, Extendicare announced that based in part on the unanimous recommendation of the special committee, the Board unanimously approved the Arrangement and determined that the Arrangement is fair to the shareholders and in the best interests of Extendicare and ALC. The recommendations of the special committee and the Board of Directors are based on various factors, including the fairness opinions of Genuity Capital Markets, independent financial advisor to the special committee, and CIBC World Markets Inc., financial advisor to the Board. Copies of the fairness opinions are included in the Circular. The Directors have advised that they will vote their shares in favour of the Arrangement and the adoption of a unitholder rights plan for the REIT and unanimously recommend that shareholders vote in favour of the resolutions approving the Arrangement and the adoption of a unitholder rights plan at the Meeting.
To be effective, the Arrangement must be approved by at least two-thirds of the votes cast by shareholders, voting in person or by proxy, at the Meeting, with the holders of the subordinate voting shares and multiple voting shares voting as separate classes. The Arrangement is also subject to the approval of the Ontario Superior Court of Justice and certain other conditions.
The accompanying management proxy circular provides a detailed description of the Arrangement and the business, affairs and financial information of ALC and the REIT, ALC and REIT securities to be received by the shareholders, and the Arrangement Agreement. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors. If you are unable to attend the Meeting in person, please complete and deliver the enclosed appropriate form of proxy in accordance with the instructions set out therein so that your shares can be voted at the Meeting.
Subject to obtaining court and other regulatory approvals, if the shareholders approve the Arrangement at the Meeting, it is anticipated that the Arrangement will be completed by the beginning of November, 2006.
On behalf of the Board of Directors, management and the employees of Extendicare, I would like to take this opportunity to thank you for the support you have shown as shareholders of Extendicare.
Yours very truly,
Mel Rhinelander
Chief Executive Officer

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EXTENDICARE INC.
NOTICE OF SPECIAL MEETING
NOTICE IS HEREBY GIVEN that a Special Meeting (the “Meeting”) of the holders (the “Shareholders”) of multiple voting shares and subordinate voting shares (collectively, the “Extendicare Shares”) of Extendicare Inc. (the “Corporation”) will be held on Monday, October 16, 2006 at 2:00 p.m. (Toronto time), at the Toronto Stock Exchange Broadcast and Conference Centre, Gallery, The Exchange Tower, 130 King Street West, Toronto, Ontario M5X 1J2, for the following purposes:
1.	to consider, pursuant to an interim order of the Ontario Superior Court of Justice dated September 13, 2006 (the “Interim Order”) and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”) to approve an arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”) involving the Corporation and its Shareholders, providing for the distribution of Assisted Living Concepts, Inc. (“ALC”) to the holders of Extendicare Shares and the conversion of the Corporation into Extendicare Real Estate Investment Trust (the “REIT”), all as more particularly described in the accompanying management proxy circular of the Corporation (the “Circular”);

2.	if the Arrangement Resolution is passed, to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution (the “Rights Plan Resolution”) authorizing and approving the adoption of a unitholder rights plan (the “Rights Plan”) for the REIT; and

3.	to transact such further or other business as may properly come before the Meeting or any adjournment or postponement thereof.
The Board of Directors of the Corporation, as authorized by the Interim Order, has fixed the close of business on September 6, 2006 as the record date for determining holders of record of Extendicare Shares who are entitled to receive notice of the Meeting and to attend and vote at the Meeting, or any adjournment(s) or postponement(s) thereof.
The Arrangement, the Arrangement Resolution, the Rights Plan and the Rights Plan Resolution are described in the Circular and the full text of the Arrangement Resolution and the Rights Plan Resolution are set out in Appendix A and Appendix B to the Circular, respectively. The Circular, the amended Information Statement filed by ALC with the United States Securities and Exchange Commission on September 11, 2006, forms of proxy and forms of Letter of Transmittal and Election accompany this Notice of Meeting. Reference is made to the Circular for details of matters to be considered at the Meeting.
The Arrangement Resolution must be approved by the affirmative vote of not less than two-thirds of the votes cast by the holders of multiple voting shares of the Corporation (“Extendicare Multiple Voting Shares”) and the affirmative vote of not less than two-thirds of the votes cast by the holders of subordinate voting shares of the Corporation (“Extendicare Subordinate Voting Shares”) present in person or represented by proxy at the Meeting, with the Extendicare Multiple Voting Shares and the Extendicare Subordinate Voting Shares each being entitled to vote separately as a class. The Arrangement is also subject to the approval of the Ontario Superior Court of Justice (Commercial List). The Rights Plan Resolution must be approved by the affirmative vote of not less than a majority of the votes cast by the holders of Extendicare Multiple Voting Shares and Extendicare Subordinate Voting Shares present in person or represented by proxy at the Meeting voting together.
Registered Shareholders unable to attend the Meeting in person are requested to complete, date, sign and return (in the envelope provided for that purpose) the appropriate form of proxy for use at the Meeting. To be used at the Meeting, proxies must be received by the Corporation’s transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department) before 5:00 p.m. (Toronto time) on Thursday, October 12, 2006 or, in the case of any adjournment or postponement of the Meeting, no later than 5:00 p.m. (Toronto time) on the business day before the date of the reconvened Meeting. Non-registered beneficial Shareholders must seek instructions on how to complete their form of proxy and vote their Extendicare Shares from their broker, trustee, financial institution or other nominee.
Pursuant to the Interim Order and Section 190 of the CBCA (and as modified by the Interim Order), registered Shareholders have the right to dissent in respect of the Arrangement Resolution and to be paid an amount equal to the fair value of their Extendicare Shares. This right of dissent is described in the Circular. Failure to strictly comply with

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the dissent procedures set out in the Circular may result in the loss or unavailability of any right to dissent. See the section entitled “Dissenting Shareholders’ Rights” in the Circular and Appendix H to the Circular. Beneficial owners of Extendicare Shares registered in the name of a broker, trustee, financial institution or other nominee who wish to dissent should be aware that only registered owners of Extendicare Shares are entitled to dissent.
Dated at Markham, Ontario on September 13, 2006.
By Order of the Board of Directors,
(signed) Jillian Fountain
Jillian E. Fountain
Corporate Secretary

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GLOSSARY OF TERMS
The following is a glossary of certain terms used in this Circular, including in the Summary hereof:
“1933 Act” means the United States Securities Act of 1933, as amended;
“1934 Act” means the United States Securities Exchange Act of 1934, as amended;
“2005 Budget Proposals” means the 2005 Canadian federal budget tabled February 23, 2005;
“Adjusted Gross Book Value” means, at any time, (a) the book value of the assets of the REIT determined in accordance with GAAP as shown on the REIT’s then most current consolidated balance sheet, plus (x) the amount of accumulated depreciation and amortization shown thereon or in the notes thereto and (y) the Incremental Value, or (b) if approved by a majority of the Independent Trustees at any time, the appraised value of the assets of the REIT and its Subsidiaries;
“Administration Agreement” means the administration agreement to be entered into on the Effective Date among the REIT, Extendicare Trust, Extendicare Holding Partnership and Extendicare Amalco, as the same may be amended, supplemented or modified from time to time in accordance with the terms thereof;
“Administrator” means Extendicare Amalco;
“Affiliate” has the meaning given to that term in National Instrument 45-106 Prospectus and Registration Exemptions on the date hereof;
“ALC” means Assisted Living Concepts, Inc., a corporation existing under the laws of Nevada;
“ALC Acquisition” means the transfer to ALC of 29 assisted living facilities from EHSI as described in the ALC Information Statement, other than the transfer of the land component of any such facilities that require the approval of local planning commissions to subdivide the properties between the assisted living facilities and the skilled nursing facilities that make up such properties;
“ALC Class A Shares” means shares of Class A common stock of ALC, par value US$0.01 per share, each share entitling the holder to one vote with respect to each matter presented to stockholders of ALC on which the holders of common stock are entitled to vote;
“ALC Class B Shares” means shares of Class B common stock of ALC, par value US$0.01 per share, each share entitling the holder to ten votes with respect to each matter presented to stockholders of ALC on which the holders of common stock are entitled to vote;
“ALC Distribution” means the distribution by Extendicare under the Plan of Arrangement of ALC Shares to the holders of Extendicare Subordinate Voting Shares and Extendicare Multiple Voting Shares;
“ALC Information Statement” means the amended information statement, included as Exhibit 99.1 of the Registration Statement, filed with the SEC on September 11, 2006 and delivered to the Shareholders with the Circular, together with all subsequent amendments and supplements thereto;
“ALC Reorganization” means, collectively, (a) the ALC Acquisition, (b) the sale by EHSI of the shares of ALC to Extendicare, and (c) the ALC Distribution;
“ALC Shareholders” means the registered holders of ALC Shares from time to time, and “ALC Shareholder” means any one of them;
“ALC Shares” means, collectively, the ALC Class A Shares and the ALC Class B Shares;
“Amalco Shares” means the common shares in the capital of Extendicare Amalco;

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“Ancillary Rights” means, in respect of an Exchangeable LP Unit, the Exchange Rights and related Special Voting Units, collectively;
“Arrangement” means the proposed arrangement under Section 192 of the CBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and the Plan of Arrangement, respectively, together with those that may be made at the discretion of the Court in the Final Order;
“Arrangement Agreement” means the arrangement agreement dated September 11, 2006 among the REIT, Extendicare Trust, Holding GP, Extendicare Holding Partnership, Extendicare, Newco, ULC and ALC, a copy of which is attached as Appendix E to this Circular, pursuant to which such parties have proposed to implement the Arrangement, as amended, supplemented or modified from time to time in accordance with the terms thereof;
“Arrangement Resolution” means the special resolution in respect of the Arrangement in substantially the form attached as Appendix A to this Circular;
“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under subsection 192(6) of the CBCA to be filed with the Director after the Final Order has been made, in order to give effect to the Arrangement;
“associate” has the meaning given to that term in the Securities Act (Ontario) on the date hereof;
“Board” or “Board of Directors” means the board of directors of Extendicare;
“Book-Entry System” has the meaning given to that term under the heading “Description of the REIT - Book Entry System”;
“Business Day” means a day, other than a Saturday, Sunday or statutory or civic holiday, when banks are generally open for the transaction of business in Toronto, Ontario and New York, New York;
“Canada — U.S. Treaty” means the Convention between the United States of America and Canada with respect to Taxes on Income and on Capital, as amended;
“CBCA” means the Canada Business Corporations Act, R.S.C. 1985 c.C-44, as amended, including the regulations promulgated thereunder;
“CDS” means The Canadian Depository for Securities Limited;
“CDS Participant” means a participant in the CDS depository service;
“Certificate” means the certificate or certificates or other confirmation of filing to be issued by the Director pursuant to subsection 192(7) of the CBCA, in order to give effect to the Arrangement;
“CIBC World Markets” means CIBC World Markets Inc.;
“CIBC World Markets Fairness Opinion” means the fairness opinion dated August 28, 2006 delivered by CIBC World Markets to the Board, a copy of which is attached as Appendix G to this Circular;
“Circular” means this management proxy circular of Extendicare relating to the Arrangement sent to Shareholders in connection with the Meeting;
“Class A Holding Partnership Units” means the Class A limited partnership units of Extendicare Holding Partnership;
“Closing” means the completion of the transactions contemplated by the Arrangement Agreement;

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“CMS” means the Centers for Medicare & Medicaid Services (formerly the Federal Health Care Financing Administration);
“Code” means the United States Internal Revenue Code of 1986, as amended;
“control” means, with respect to control of a body corporate by a Person, the holding (other than by way of security) by or for the benefit of that Person of securities of that body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate (whether or not securities of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) provided that such votes, if exercised, are sufficient to elect a majority of the board of directors of that body corporate;
“Court” means the Ontario Superior Court of Justice (Commercial List);
“CRA” means the Canada Revenue Agency;
“Crown Life” means Crown Life Insurance Company;
“Depository” means Computershare Investor Services Inc. at its offices referred to in the Letter of Transmittal and Election Form;
“Director” means the Director appointed under Section 260 of the CBCA;
“Dissent Notice” means a written objection to the Arrangement Resolution provided by a Dissenting Shareholder to Extendicare in accordance with the Dissent Procedure;
“Dissent Procedure” means the procedure under Section 190 of the CBCA, as modified by the Interim Order, by which a Dissenting Shareholder exercises his, her or its Dissent Rights (see “The Arrangement — Dissenting Shareholders’ Rights”);
“Dissent Rights” means the right of a Shareholder, pursuant to the Interim Order and Section 190 of the CBCA, to dissent to the Arrangement Resolution and to be paid the fair value of the Extendicare Shares in respect of which the Shareholder dissents, all in accordance with Section 190 of the CBCA, subject to and as modified by the Interim Order and Article 4 of the Plan of Arrangement and as described in this Circular under the heading “The Arrangement — Dissenting Shareholders’ Rights”;
“Dissenting Shareholders” means registered holders of Extendicare Shares who validly exercise their Dissent Rights in accordance with the Dissent Procedure and “Dissenting Shareholder” means any one of them;
“Distributable Income” has the meaning given to such term in this Circular under “Description of the REIT — Distribution Policy”;
“Distribution Date” means, in respect of a month, on or about the 15th day of the following month;
“ECI” means Extendicare (Canada) Inc., a corporation incorporated under the laws of Canada and a Subsidiary of Extendicare;
“Effective Date” means the date on which the Arrangement is effective under the CBCA as shown on the Certificate;
“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date, regardless of the time of Closing on that date;
“EHI” means Extendicare Holdings, Inc., a corporation incorporated under the laws of Wisconsin and a Subsidiary of Extendicare;

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“EHSI” means Extendicare Health Services, Inc., a corporation incorporated under the laws of Delaware and a Subsidiary of Extendicare;
“EHSI 2010 Notes” means the US$150 million aggregate principal amount of 9.5% Senior Notes due July 1, 2010 issued by EHSI;
“EHSI 2014 Notes” means the US$125 million aggregate principal amount of 6.875% Senior Subordinated Notes due May 1, 2014 issued by EHSI;
“EHSI Notes” means, collectively, the EHSI 2010 Notes and the EHSI 2014 Notes;
“EII” means Extendicare International Inc., a corporation incorporated under the laws of Canada and a Subsidiary of Extendicare;
“Elected Number” means, in respect of an Electing Shareholder, the number of Extendicare Common Shares the Electing Shareholder has specified to be transferred to Extendicare Holding Partnership in the applicable Letter of Transmittal and Election Form delivered by such Electing Shareholder to the Depository on or before the Election Deadline;
“Electing Shareholder” means a Shareholder (other than an Excluded Shareholder) that elects to transfer Extendicare Common Shares to Extendicare Holding Partnership in exchange for Exchangeable LP Units pursuant to, and in accordance with, the terms of the Arrangement;
“Election Deadline” means 5:00 p.m. (Toronto time) on the second Business Day immediately preceding the date of the Meeting or, if the Meeting is adjourned or postponed, such time on the second Business Day immediately preceding the date of such adjourned or postponed Meeting;
“Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP), or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP), members of these programs usually being members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers and/or banks and trust companies in the United States;
“Entity Value” means the amount determined by multiplying the total number of REIT Units issued and outstanding (on a fully diluted basis including, without limitation, the REIT Units issuable on the exchange of the Exchangeable LP Units) on the Effective Date by the Weighted Average Trading Price;
“Exchange and Support Agreement” means the exchange and support agreement to be entered into on the Effective Date substantially on the terms described in this Circular among the REIT, Extendicare Trust and Extendicare Holding Partnership, pursuant to which Exchangeable LP Units may be exchanged for REIT Units, as the same may be amended, supplemented or modified from time to time in accordance with the terms thereof;
“Exchange Rights” means the exchange rights set out in the Exchange and Support Agreement and the Limited Partnership Agreement;
“Exchangeable LP Units” means the Class B limited partnership units of Extendicare Holding Partnership;
“Exchangeable LP Unitholder” means an Electing Shareholder that acquires Exchangeable LP Units in exchange for Extendicare Common Shares pursuant to, and in accordance with, the terms of the Arrangement;
“Excluded Person” means a Person that, if a Shareholder, would be an Excluded Shareholder;
“Excluded Shareholder” means a Shareholder: (i) that is a Non-Resident; (ii) that is a Tax Exempt Shareholder; (iii) that is a partnership; (iv) that would acquire Exchangeable LP Units as a “tax shelter investment” for the purposes of the Tax Act; or (v) an interest in which is a “tax shelter investment” for the purposes of the Tax Act;

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“Existing Senior Credit Facility” means the term loan and revolving credit facility between EHSI, as borrower, and a syndicate of lenders;
“Extendicare” means Extendicare Inc., a corporation continued under the laws of Canada;
“Extendicare Amalco” means the corporation continuing upon the amalgamation of Extendicare and Newco, as contemplated by the Plan of Arrangement and to be known as “Extendicare Inc.”;
“Extendicare Common Shares” means the new class of common shares in the capital of Extendicare, having the rights, privileges, restrictions and conditions set out in Schedule A to the Plan of Arrangement, that are issued by Extendicare to holders of Extendicare Multiple Voting Shares and holders of Extendicare Subordinate Voting Shares pursuant to Sections 3.1(c) and 3.1(d), respectively, of the Plan of Arrangement;
“Extendicare Holding Partnership” means Extendicare Limited Partnership, a limited partnership formed under the laws of the Province of Ontario and a Subsidiary of the REIT;
“Extendicare Multiple Voting Shares” means the multiple voting shares in the capital of Extendicare;
“Extendicare Registered Shareholder” means a registered holder of Extendicare Shares;
“Extendicare Shares” means, collectively, the Extendicare Multiple Voting Shares and the Extendicare Subordinate Voting Shares;
“Extendicare Subordinate Voting Shares” means the subordinate voting shares in the capital of Extendicare;
“Extendicare Trust” means Extendicare Trust, an unincorporated, open-ended limited purpose trust established under the laws of the Province of Ontario pursuant to the Trust Deed of Trust;
“Fairness Opinions” means, collectively, the CIBC World Markets Fairness Opinion and the Genuity Capital Markets Fairness Opinion;
“Final Order” means the order of the Court approving the Arrangement to be applied for following the Meeting, and to be granted pursuant to the provisions of Section 192 of the CBCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;
“GAAP” means, at any time, accounting principles generally accepted in Canada as recommended in the Handbook of the Canadian Institute of Chartered Accountants, at the relevant time applied on a consistent basis;
“Genuity Capital Markets Fairness Opinion” means the fairness opinion dated August 28, 2006 delivered by Genuity Capital Markets to the Independent Committee, a copy of which is attached as Appendix F to this Circular;
“Holding GP” means Extendicare Holding General Partner Inc., a corporation incorporated under the laws of Canada and the general partner of Extendicare Holding Partnership;
“including” (and variations thereof) means “including without limitation” and shall not be construed to limit any general statement which it follows to the specific or similar items or matters immediately following it;
“Incremental Value” means the difference between (i) the Entity Value and (ii) the aggregate of the net book value of the assets of the REIT determined in accordance with GAAP as shown on the REIT’s most recently published consolidated balance sheet as of the Effective Date, the amount of future income taxes and the amount of accumulated depreciation and amortization shown thereon or in the notes thereto;
“Independent” has the meaning given to that term in Multilateral Instrument 52-110 — Audit Committees;

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“Independent Committee” means the independent committee of the Board of Directors consisting of Messrs. Derek H.L. Buntain (Chair), George A. Fierheller, Frederick B. Ladly and Alvin G. Libin, formed on February 22, 2006 to consider various strategic alternatives and options for Extendicare with a view to enhancing value for Shareholders;
“Interim Order” means the interim order of the Court dated September 13, 2006 under Section 192 of the CBCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the application of Extendicare, a copy of which is attached as Appendix D to this Circular, as such order may be affirmed, amended or modified by any court of competent jurisdiction;
“IRS” means the U.S. Internal Revenue Service or any successor thereto;
“Lehman Brothers” means Lehman Brothers Inc.;
“Letter of Transmittal and Election Form” means the letter of transmittal and election form enclosed with this Circular applicable to a holder of Extendicare Multiple Voting Shares or Extendicare Subordinate Voting Shares, as the case may be, pursuant to which such holder is required to deliver certificates representing Extendicare Multiple Voting Shares or Extendicare Subordinate Voting Shares, as the case may be, and may elect to receive, pursuant to the Arrangement, REIT Units or, unless such Shareholder is an Excluded Shareholder, Exchangeable LP Units or a combination of REIT Units and Exchangeable LP Units, for his, her or its Extendicare Common Shares;
“Limited Partnership Agreement” means the limited partnership agreement dated September 11, 2006 among Holding GP, Extendicare Trust and each Person who from time to time becomes or is deemed to become a party thereto by reason of his, her or its registered ownership of LP Units;
“LP Units” means, collectively, the Class A Holding Partnership Units and the Exchangeable LP Units;
“Management” means the senior management of Extendicare;
“Maximum Number of Exchangeable LP Units” means the maximum number of Exchangeable LP Units that may be issued by Extendicare Holding Partnership pursuant to the Arrangement, as determined by Holding GP in its sole and absolute discretion, provided that the Maximum Number of Exchangeable LP Units shall in no event exceed 35% of the number of outstanding Extendicare Common Shares immediately prior to the amalgamation of Extendicare and Newco pursuant to the Arrangement;
“Meeting” means the special meeting of Shareholders, and any adjournment(s) or postponement(s) thereof, to be held for the purpose of considering and, if thought advisable, approving the Arrangement Resolution and other matters set out in the Notice of Meeting accompanying this Circular;
“Newco” means Extendicare Acquisition Inc., a corporation existing under the laws of Canada and a Subsidiary of the REIT;
“Newco Notes” means the unsecured subordinated interest bearing promissory notes issued by Newco pursuant to Section 3.1(g) of the Plan of Arrangement in a principal amount per Newco Note equal to the Weighted Average Trading Price of a REIT Unit;
“Newco Shares” means the common shares in the capital of Newco;
“Notice of Return of Application” means the notice of return of application by Extendicare to the Court for the Final Order, a copy of which is attached as Appendix C to this Circular;
“Notice of Meeting” means the notice of a special meeting of the holders of the Extendicare Shares which accompanies this Circular;
“Non-Canadian Partnership” means a partnership other than a “Canadian partnership” as defined in Section 102 of the Tax Act;

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“Non-Resident” means a Person who is not resident in Canada within the meaning of the Tax Act;
“NRS” means the Nevada Revised Statutes;
“NYSE” means the New York Stock Exchange;
“Optionholders” means, the holders of Options from time to time;
“Options” means, collectively, all outstanding and unexpired options to acquire Extendicare Subordinate Voting Shares issued pursuant to the Stock Option Plan;
“Person” means any individual, partnership, association, body corporate, trust, trustee, executor, administrator, legal representative, government, regulatory authority or any other entity;
“Plan of Arrangement” means the plan of arrangement attached as Exhibit 1 to the Arrangement Agreement, as amended, supplemented or modified from time to time in accordance with the terms thereof;
“Plans” means, collectively, trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, each as defined in the Tax Act;
“Pre-Arrangement Transactions” means the transactions to be carried out by Extendicare and various of its Subsidiaries pursuant to which, among other things (and unless otherwise agreed to by the respective parties to the applicable Pre-Arrangement Transaction): (i) the ALC Reorganization shall occur, except for the ALC Distribution; and (ii) EHSI will repay all amounts owing under the Existing Senior Credit Facility, will offer to purchase the EHSI 2010 Notes and redeem any not tendered to it pursuant to such offer, and will offer to purchase the EHSI 2014 Notes;
“Preferred Shares” means the issued and outstanding preferred shares of Extendicare;
“Prospective Payment System” means the Medicare prospective payment system under which a provider is paid a predetermined amount per patient, either per day or per encounter, based on the anticipated costs of treating a patient (rather than on a retrospective cost-based methodology) by classifying each patient into certain clinical categories reflecting the patient’s acuity level;
“ProStep” means The Progressive Step Corporation, a corporation incorporated under the laws of Wisconsin and a Subsidiary of Extendicare;
“Record Date” means the close of business on September 6, 2006;
“Redemption Date” has the meaning given to such term in this Circular under “Description of the REIT — Unit Redemption Right”;
“Redemption Price” has the meaning given to such term in this Circular under “Description of the REIT — Unit Redemption Right”;
“Registration Statement” means the registration statement on Form 10, file number 001-13498, originally filed by ALC on June 7, 2006 with the SEC under the 1934 Act, together with all amendments and supplements thereto;
“Regulation S” means Regulation S under the 1933 Act;
“REIT” means Extendicare Real Estate Investment Trust, an unincorporated open-ended limited purpose trust established under the laws of the Province of Ontario pursuant to the REIT Deed of Trust;
“REIT Deed of Trust” means the deed of trust dated September 11, 2006 governing the REIT, as amended, supplemented or modified from time to time in accordance with the terms thereof;

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“REIT Group” means, collectively, the REIT, Extendicare Trust, Holding GP, Extendicare Holding Partnership, ULC, Extendicare Amalco, and their respective Subsidiaries;
“REIT Unit” means a trust unit of the REIT (other than a Special Voting Unit) authorized and issued under the REIT Deed of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;
“REIT Unit Certificate” means a certificate, in the form approved by the Trustees, evidencing one or more REIT Units, issued and certified in accordance with the provisions of the REIT Deed of Trust;
“Rights Plan” means the unitholders right plan of the REIT, as more particularly described in this Circular under the heading “Unitholder Rights Plan”;
“Rights Plan Resolution” means the resolution in respect of the Rights Plan in substantially the form attached as Appendix B to this Circular;
“RUGs” means the resource utilization groups that are used under the Prospective Payment System to determine Medicare reimbursement levels, which groups are based on a hierarchy of the resource intensity of a patient;
“SEC” means the United States Securities and Exchange Commission;
“Securities” means bonds, debentures, notes or other evidence or instruments of indebtedness, shares, stocks, options, warrants, special warrants, installment receipts, subscription receipts, rights subscriptions, partnership interests, units or other evidence of title to or interest in the capital, assets, property, profits, earnings or royalties, of any Person;
“Separation Agreement” means the agreement to be entered into as of the Effective Date between Extendicare and ALC, as the same may be amended, supplemented or modified in accordance with the terms thereof, governing, inter alia, the transfer by Extendicare and its Subsidiaries of certain assets to, and the assumption of certain liabilities by, ALC, in each case associated with the assisted living business of Extendicare and its Subsidiaries;
“Series 1 Trust Notes” means the Series 1, unsecured, subordinated, interest bearing promissory notes of Extendicare Trust issued pursuant to the Plan of Arrangement under the Trust Note Indenture;
“Series 2 Trust Notes” means the Series 2, unsecured, subordinated, interest bearing promissory notes of Extendicare Trust authorized to be issued under the Trust Note Indenture;
“Series 3 Trust Notes” means the Series 3, unsecured, subordinated, interest bearing promissory notes of Extendicare Trust authorized to be issued under the Trust Note Indenture;
“Shareholders” means the holders of Extendicare Shares from time to time, and “Shareholder” means any one of them;
“Special Voting Units” means the special voting units of the REIT authorized and issued to the holders of Exchangeable LP Units (other than the REIT, Extendicare Trust and Extendicare Holding Partnership) under the REIT Deed of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;
“Stock Option Plan” means Extendicare’s Amended and Restated Subordinate Voting Share Option and Tandem SAR Plan;
“Subsidiary” has the meaning given to that term in National Instrument 45-106 Prospectus and Registration Exemptions on the date hereof;
“Tax Act” means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder;

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“Tax Allocation Agreement” means the agreement to be entered into as of the Effective Date between EHSI and ALC providing for the allocation of certain tax liabilities between the parties;
“Tax Exempt Shareholder” means a Shareholder that is generally exempt from tax under Part I of the Tax Act;
“Tax Proposals” has the meaning given to that term in this Circular under the heading “Certain Canadian Federal Income Tax Considerations”;
“Trust Deed of Trust” means the deed of trust dated September 11, 2006 governing Extendicare Trust, as the same may be amended, supplemented or modified from time to time in accordance with the terms thereof;
“Trust Note Indenture” means the note indenture to be entered into on the Effective Date between Extendicare Trust and Computershare Trust Company of Canada pursuant to which Extendicare Trust will, among other things, issue the Trust Notes, as the same may be amended, supplemented or modified from time to time in accordance with the terms thereof;
“Trust Notes” means, collectively, the Series 1 Trust Notes, the Series 2 Trust Notes and the Series 3 Trust Notes;
“Trust Trustees” means, at any time, the individuals who are, in accordance with the Trust Deed of Trust, the trustees of Extendicare Trust at such time;
“Trust Unit” means a unit authorized and issued under the Trust Deed of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;
“Trustees” means, at any time, the individuals who are, in accordance with the REIT Deed of Trust, the trustees of the REIT at such time;
“TSX” means the Toronto Stock Exchange;
“ULC” means Extendicare ULC, an unlimited liability company incorporated under the laws of the Province of Alberta;
“ULC Notes” means the unsecured, subordinated, interest bearing promissory notes issued by ULC pursuant to Section 3.1(k) of the Plan of Arrangement;
“ULC Shares” means the common shares in the capital of ULC;
“United States” or “U.S.” means the United States, as defined in Rule 902(1) of Regulation S;
“Unitholders” means the holders of REIT Units from time to time, and references in this Circular to a Unitholder means, unless the context otherwise requires, the owners of the beneficial interests in those REIT Units;
“U.S. Person” has the meaning given to that term in Rule 902(k) of Regulation S, including any natural person resident in the United States;
“VCPI” means Virtual Care Provider, Inc., a corporation incorporated under the laws of Wisconsin and a Subsidiary of Extendicare;
“Voting Units” means, collectively, the REIT Units and the Special Voting Units;
“Voting Unitholders” means the holders of Voting Units from time to time; and
“Weighted Average Trading Price of a REIT Unit” means the number determined by dividing: (i) the aggregate dollar trading value of all REIT Units traded on the TSX measured over the ten (10) consecutive trading days immediately following the Effective Date by (ii) the total number of REIT Units sold over the TSX during such period.
Words importing the singular include the plural and vice versa and words importing any gender include all genders.

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MANAGEMENT PROXY CIRCULAR
Introduction
This Circular is furnished in connection with the solicitation of proxies by and on behalf of Management for use at the Meeting and any adjournment(s) or postponement(s) thereof. No person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by Extendicare or Management.
All summaries of, and references to, the Arrangement in this Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Exhibit 1 to the Arrangement Agreement, which is attached as Appendix E to this Circular. You are urged to carefully read this Circular and the full text of the Plan of Arrangement.
All capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth under “Glossary of Terms”. Information contained in this Circular is given as of September 1, 2006 unless otherwise specifically stated.
Forward-looking Statements
This Circular, including documents incorporated by reference herein, contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding the future economic position, business strategy, proposed acquisitions, budgets, projected costs and plans and objectives of or involving Extendicare, the REIT, Extendicare Trust, Extendicare Holding Partnership, Holding GP, ULC, Newco, Extendicare Amalco or ALC and statements with respect to the amount of U.S. federal income tax liability to be incurred by EHSI in connection with the ALC Reorganization. Securityholders can identify many of these statements by looking for words such as “believe”, “expect”, “will”, “intends”, “projects”, “anticipate”, “estimates”, “continues” or similar words or the negative thereof. These forward-looking statements include, among other things, statements with respect to: amounts to be retained by the REIT and its Affiliates for growth capital expenditures; the amount and timing of the payment of distributions by the REIT or Extendicare Holding Partnership; the timing of the Final Order and the Effective Date of the Arrangement; and the satisfaction of listing conditions. There can be no assurance that the plans, intentions or expectations on which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions. Shareholders should specifically consider these factors as well as the risks and uncertainties described in this Circular under “Risk Factors” and elsewhere in this Circular. Although Extendicare believes that the expectations represented in these forward-looking statements are reasonable, there can be no assurance that those expectations will prove to be correct. Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements herein include: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and Extendicare’s compliance with such regulations; changes in government funding levels for health care services; liabilities and other claims asserted against Extendicare; Extendicare’s ability to attract and retain qualified personnel; the availability and terms of capital to fund Extendicare’s capital expenditures; changes in competition; and demographic changes.
The information contained in this Circular, including the information set forth in this Circular under “Risk Factors” and the documents incorporated by reference herein, identifies additional factors that could affect the operating results and performance of Extendicare, the REIT, Extendicare Trust, Extendicare Holding Partnership, Holding GP, ULC, Newco, Extendicare Amalco or ALC. We urge you to carefully consider those factors.
The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Circular are made as of the date of this Circular, and Extendicare (and, should the Arrangement become effective, the REIT) undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise.

Supplemental Disclosure With Respect to Non-GAAP Measures
EBITDA, Distributable Income, Funds from Operations and Adjusted Funds from Operations are not measures recognized under GAAP and do not have standardized meanings prescribed by GAAP. These non-GAAP measures are presented in this Circular because either: (i) Management believes that they are a relevant measure of the ability of the REIT to make cash distributions to Unitholders; or (ii) certain ongoing rights and obligations of the REIT may be calculated using these measures. Such non-GAAP measures may differ from similar computations as reported by other issuers and, accordingly, may not be comparable to similar titled measures as reported by such issuers.
References to “EBITDA” in the selected consolidated financial and operation information of Extendicare (Pre-Arrangement) contained in this Circular are to earnings from continuing operations before interest, income taxes, depreciation, amortization, and accretion. In this calculation, Extendicare has excluded the line items “valuation adjustment on interest rate caps” and “loss (gain) from restructuring charges, asset disposals, impairment and other items”. These line items are reported separately because they relate to the change in the fair value of interest rate caps associated with Extendicare’s long-term debt, gains or losses on the disposal or impairment of assets, provisions for restructuring costs and ceased operations, and the write-off of unamortized financing costs on early retirement of debt. Distributable Income is defined by the REIT Deed of Trust as net earnings of the REIT, on a consolidated basis, as determined in accordance with GAAP, subject to certain adjustments as set out in the REIT Deed of Trust. For a complete description of Distributable Income, see “Description of the REIT — Distribution Policy”. Funds from Operations is defined as net earnings of the REIT adjusted for non-cash items and other items not representative of the REIT’s operating performance. Adjusted Funds from Operations is defined as Distributable Income further reduced by maintenance (non-growth) capital expenditures not already reflected in the calculation of Distributable Income.
Notice to United States Shareholders
The securities issuable in connection with the Arrangement have not been registered under the 1933 Act and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) of the 1933 Act on the basis of the approval of the Court as described herein. For a discussion of U.S. securities law considerations relating to the Arrangement, see “The Arrangement - Securities Law Matters — United States Securities Laws”.
The solicitation of proxies and the transactions contemplated herein are being effected in accordance with Canadian corporate and securities laws. The proxy rules under the 1934 Act are not applicable to Extendicare or this solicitation and therefore this solicitation is not being effected in accordance with such securities laws. Shareholders should be aware that disclosure requirements under Canadian laws may be different from such requirements under United States securities laws.
Certain of the financial information included or incorporated by reference herein has been prepared in accordance with Canadian generally accepted accounting principles, which differ from United States generally accepted accounting principles in certain material respects, and thus may not be comparable to financial information of United States companies.
Enforcement by Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that many of the members of the REIT Group are organized or settled, as the case may be, under the laws of a jurisdiction other than the United States or its political subdivisions and many of their respective officers and directors or trustees are residents of countries other than the United States, certain experts named in this Circular are residents of countries other than the United States and a substantial portion of the assets of the REIT Group and such persons may be located outside the United States.
THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Certain information concerning tax consequences of the Arrangement to Shareholders who are United States taxpayers is set forth in “Material U.S. Federal Income Tax Considerations”. United States Shareholders should consult their tax and legal advisors to determine the tax consequences to them of the Arrangement. Shareholders should be aware that the transactions contemplated herein may have tax consequences both in Canada and in the United States. Such consequences may not be described fully herein.
This Circular does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The securities issuable in connection with the Arrangement are not being offered to Shareholders in any jurisdiction in which the making of such an offer would not be in compliance with the laws of such jurisdiction.
Information for New Hampshire Residents Only
Neither the fact that a registration statement or an application for license has been filed under RSA 421-B with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the state of New Hampshire constitutes a finding by the Secretary of State that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or transaction means that the Secretary of State has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer or client any representation inconsistent with the provisions of this paragraph.
Currency and Exchange Rate Information
In this Circular, references to “$” and “dollars” are to the lawful currency of Canada and references to “US$” and “U.S. dollars” are to the lawful currency of the United States. On September 8, 2006, the noon rate in Toronto, payable in Canadian dollars, as reported by the Bank of Canada, was $1.1190 for each US$1.00.
Documents Incorporated By Reference
Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained from the SEDAR website at www.sedar.com or, on request, without charge from the Corporate Secretary of Extendicare at the registered office of Extendicare at 3000 Steeles Avenue East, Markham, Ontario, L3R 9W2, Canada.
The following documents are specifically incorporated by reference into, and form an integral part of, this Circular:
(a)	the management information and proxy circular of Extendicare dated March 3, 2006;

(b)	the revised audited consolidated financial statements of Extendicare for the fiscal years ended December 31, 2005 and 2004, together with the notes thereto and the report of the auditors thereon;

(c)	management’s discussion and analysis of the audited consolidated financial statements of Extendicare for the fiscal years ended December 31, 2005 and 2004, set out on pages 6 to 57, inclusive, of the Annual Report of Extendicare for the fiscal year ended December 31, 2005;

(d)	the unaudited consolidated financial statements of Extendicare for the six months ended June 30, 2006 and 2005, together with the notes thereto, and management’s discussion and analysis thereof; and

(e)	the material change report of Extendicare dated June 6, 2006 relating to the proposed reorganization of Extendicare involving the ALC Distribution and, after giving effect to the ALC Distribution, the conversion of Extendicare into a Canadian real estate investment trust.

Any documents of the type referred to in the preceding paragraph and any material change reports (excluding confidential material change reports) filed by Extendicare with a securities commission or similar authority in Canada after the date of this Circular and prior to the Meeting will be deemed to be incorporated by reference into this Circular.
Any statement contained in a document incorporated or deemed to be incorporated by reference in this Circular or contained in this Circular is deemed to be modified or superseded, for purposes of this Circular, to the extent that a statement contained in this Circular or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Circular.

SUMMARY
The following is a summary of certain information contained elsewhere in this Circular, including the Appendices hereto, and is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Circular and incorporated by reference herein. Shareholders are urged to review this Circular and the documents incorporated by reference, including the Appendices, in their entirety. Certain capitalized words and terms used in this summary are defined in the Glossary of Terms.
The Meeting
Extendicare has called the Meeting pursuant to the Interim Order to consider and, if deemed advisable, to approve the Arrangement Resolution and, if the Arrangement Resolution is approved, to consider and, if deemed advisable, approve the adoption of the Rights Plan and the other matters set forth in the accompanying Notice of Meeting. The Meeting will be held on Monday, October 16, 2006 at 2:00 p.m. (Toronto time), at the Toronto Stock Exchange Broadcast and Conference Centre, Gallery, The Exchange Tower, 130 King Street West, Toronto, Ontario M5X 1J2.
Purpose of the Arrangement
The purpose of the transactions contemplated by the Arrangement is to distribute ALC Class A Shares and ALC Class B Shares to the holders of Extendicare Subordinate Voting Shares and Extendicare Multiple Voting Shares, respectively, and, after giving effect to the ALC Distribution, to convert Extendicare from a corporate structure into a Canadian real estate investment trust. Pursuant to the terms of the Arrangement, holders of Extendicare Multiple Voting Shares will ultimately receive for each Extendicare Multiple Voting Share (a) one ALC Class B Share, and (b) 1.075 REIT Units or, subject to limitations described in this Circular, 1.075 Exchangeable LP Units, and holders of Extendicare Subordinate Voting Shares will ultimately receive for each Extendicare Subordinate Voting Share (a) one ALC Class A Share, and (b) one REIT Unit or, subject to such limitations, one Exchangeable LP Unit.
Following the completion of the Arrangement, ALC will be one of the five largest publicly traded operators of assisted living facilities in the United States, based on total capacity, with 206 assisted living facilities totalling 8,270 units, and Extendicare will continue to operate its nursing home business in Canada and the United States and a small number of assisted living facilities in Canada and the United States. See “Distribution of Assisted Living Concepts, Inc.” and “Business of the REIT”.
Arrangement Steps
The REIT, Extendicare Trust, Holding GP, Extendicare Holding Partnership, Extendicare, Newco, ULC and ALC have entered into the Arrangement Agreement, which provides for the implementation of the Arrangement pursuant to Section 192 of the CBCA. The Arrangement will become effective on the date of filing of the Final Order and the Articles of Arrangement and related documents in the form prescribed by the CBCA with the Director.
Pre-Arrangement Transactions
Prior to the implementation of the Arrangement, unless otherwise agreed to by the respective parties to the applicable Pre-Arrangement Transaction, the Pre-Arrangement Transactions shall occur.
Arrangement Transactions
On the Effective Date, pursuant to the Plan of Arrangement, each of the events set out below shall be deemed to occur at the Effective Time in the order set out below without further act or formality:
(a)	the Extendicare Subordinate Voting Shares and the Extendicare Multiple Voting Shares held by Dissenting Shareholders who have validly exercised Dissent Rights shall be deemed to have been transferred to Extendicare and cancelled and shall cease to be outstanding and such Dissenting Shareholders shall cease to have any rights as Shareholders other than the right to be paid the fair value of their Extendicare Subordinate Voting Shares and/or their Extendicare Multiple Voting Shares, as the case may be;

(b)	the articles of Extendicare shall be amended
(i)	to create an unlimited number of common shares designated as common shares; and

(ii)	to decrease the authorized share capital of Extendicare by cancelling all of the authorized Class I Preferred Shares and Class II Preferred Shares and by deleting the rights, privileges, restrictions and conditions attached to the Class I Preferred Shares and Class II Preferred Shares;
(c)	each Extendicare Subordinate Voting Share shall be exchanged by the holder thereof with Extendicare for one Extendicare Common Share and one ALC Class A Share;

(d)	each Extendicare Multiple Voting Share shall be exchanged by the holder thereof with Extendicare for 1.075 Extendicare Common Shares and one ALC Class B Share;

(e)	(i) Extendicare shall reduce the aggregate amount in the stated capital account it maintains for the Extendicare Multiple Voting Shares to nil, and shall add an amount equal to the aggregate amount of such reduction to the stated capital account it maintains for the Extendicare Common Shares;
(ii)	Extendicare shall reduce the aggregate amount in the stated capital account it maintains for the Extendicare Subordinate Voting Shares to nil, and shall add an amount equal to the aggregate amount of such reduction to the stated capital account it maintains for the Extendicare Common Shares; and

(iii)	the Extendicare Multiple Voting Shares and Extendicare Subordinate Voting Shares exchanged under clauses (c) and (d) shall be cancelled, and the articles of Extendicare shall be amended to further decrease the authorized share capital by cancelling all of the authorized Extendicare Subordinate Voting Shares and Extendicare Multiple Voting Shares and by deleting the rights, privileges, restrictions and conditions attaching to the Extendicare Multiple Voting Shares and Extendicare Subordinate Voting Shares;
(f)	each issued and outstanding Extendicare Common Share in respect of which an Electing Shareholder has validly elected to receive an Exchangeable LP Unit (except, for greater certainty, any such Extendicare Common Share elected to be transferred in consideration for Exchangeable LP Units exceeding the holder’s pro rata allocation of the Maximum Number of Exchangeable LP Units) shall be transferred to Extendicare Holding Partnership free and clear of all liens, claims and encumbrances in consideration for Exchangeable LP Units and related Ancillary Rights on a one-for-one basis;

(g)	each issued and outstanding Extendicare Common Share not transferred to Extendicare Holding Partnership under paragraph (f) above shall be transferred to Newco free and clear of all liens, claims and encumbrances in consideration for a Newco Note;

(h)	each Newco Note shall be transferred to the REIT free and clear of all liens, claims and encumbrances in consideration for a REIT Unit, with the result that the number of REIT Units received by a Shareholder shall be equal to the number of Extendicare Common Shares transferred by the holder to Newco under paragraph (g) above;

(i)	the Newco Notes held by the REIT shall be transferred to Extendicare Trust free and clear of all liens, claims and encumbrances in consideration for Series 1 Trust Notes and Trust Units with an aggregate value equal to the aggregate principal amount of the Newco Notes so transferred;

(j)	the Newco Notes held by Extendicare Trust shall be transferred to Extendicare Holding Partnership free and clear of all liens, claims and encumbrances in consideration for that number of Class A Holding Partnership Units of Extendicare Holding Partnership equal to the number of Extendicare Common Shares transferred to Newco pursuant to paragraph (g) above;

(k)	the Newco Notes held by Extendicare Holding Partnership shall be transferred to ULC free and clear of all liens, claims and encumbrances for ULC Notes and ULC Shares with an aggregate value equal to the aggregate principal amount of the Newco Notes so transferred;

(l)	the Extendicare Common Shares held by Extendicare Holding Partnership shall be transferred to ULC free and clear of all liens, claims and encumbrances pursuant to a joint election under Section 85(2) of the Tax Act in consideration for ULC Shares;

(m)	the Extendicare Common Shares held by ULC shall be transferred to Newco free and clear of all liens, claims and encumbrances pursuant to a joint election under Section 85(1) of the Tax Act in consideration for Newco Shares;

(n)	a portion of the Newco Notes held by ULC shall be transferred to Newco free and clear of all liens, claims and encumbrances in consideration for Newco Shares and the Newco Notes so transferred shall be cancelled; and

(o)	Extendicare and Newco (collectively, the “predecessor corporations”) shall amalgamate to form Extendicare Amalco, with the effect that:
(i)	all of the property of the predecessor corporations held immediately before the amalgamation (except any amounts receivable from any predecessor corporation or shares of any predecessor corporation) shall become the property of Extendicare Amalco;

(ii)	all of the liabilities of the predecessor corporations immediately before the amalgamation (except any amounts payable to any predecessor corporation) shall become liabilities of Extendicare Amalco;

(iii)	all of the issued and outstanding Extendicare Common Shares held by Newco immediately before the amalgamation shall be cancelled without repayment of capital;

(iv)	any existing cause of action, claim or liability to prosecution of either of the predecessor corporations shall be unaffected;

(v)	any civil, criminal or administrative action or proceeding pending by or against either of the predecessor corporations may be continued to be prosecuted by or against Extendicare Amalco;

(vi)	a conviction against, or ruling, order or judgment in favour of or against, either of the predecessor corporations may be enforced by or against Extendicare Amalco;

(vii)	the articles and by-laws of Extendicare Amalco shall be the same as the articles and by-laws of Newco; and

(viii)	the Newco Shares and Newco Notes held by ULC immediately before the amalgamation shall become Amalco Shares and Extendicare Amalco debt, respectively, by virtue of the amalgamation, and the stated capital of the Amalco Shares shall be equal to the stated capital of the Newco Shares immediately before such amalgamation.
Exchangeable LP Unit Election
A Shareholder (other than an Excluded Shareholder) may elect, subject to the limitations described below, to receive Exchangeable LP Units as consideration for all or a portion of the aggregate number of Extendicare Common Shares held by such holder, subject to satisfying the conditions to such election. No Exchangeable LP Units will be issued to an Excluded Shareholder. For certain Shareholders, receiving Exchangeable LP Units may, based on their particular circumstances, provide for certain tax efficiencies. However, electing to receive Exchangeable LP Units may not be appropriate for all Shareholders and could give rise to certain adverse tax consequences. See “Certain Canadian Federal Income Tax Considerations” and “Risk Factors — Tax Related Risks”, Shareholders who are considering electing to receive Exchangeable LP Units should consult their own legal and tax advisors with respect to the legal and tax consequences associated with electing this alternative and the acquisition, holding or disposing of Exchangeable LP Units in their particular circumstances. Moreover, Exchangeable LP Units will be subject to additional restrictions and limitations including: (i) restrictions on transferability; and (ii) restrictions on the exercise of the Exchange Rights. In particular, Exchangeable LP Units will not be exchangeable under any circumstances for a period of 90 days from the Effective Date, except with the consent of the board of directors of Holding GP. The Exchangeable LP Units will not be transferable except in connection with an exchange for REIT Units or in the circumstances described under “Description of Extendicare Holding Partnership — Transfer of LP Units”. The Exchangeable LP Units will not be listed on the TSX or any other stock exchange or quotation system. The Exchangeable LP Units will be automatically exchanged for REIT Units on the fifth anniversary of the Effective Date. In certain circumstances, Extendicare Holding Partnership will have the right to require the exchange of Exchangeable LP Units for REIT Units prior to such fifth anniversary. See “Description of Extendicare Holding Partnership” and “Risk Factors”. Holders of Exchangeable LP Units will receive Special Voting Units of the REIT that will each initially entitle the holder to one vote at meetings of Unitholders of the REIT.
The maximum number of Exchangeable LP Units to be issued pursuant to the Arrangement will be limited. In the event that the aggregate Elected Number of all Electing Shareholders is greater than the Maximum Number of Exchangeable LP Units, the Exchangeable LP Units will be allocated on a pro rata basis to each Electing Shareholder in accordance with the following formula: the Maximum Number of Exchangeable LP Units divided by the aggregate Elected Number of all Electing Shareholders multiplied by the Elected Number of the particular Electing Shareholder. Each Electing Shareholder will be deemed to have elected to exchange that number of Extendicare Common Shares for Exchangeable LP Units that results in the Electing Shareholder receiving Exchangeable LP Units equal to the number of Exchangeable LP Units allocated to such Electing Shareholder and the balance of such Electing Shareholder’s Extendicare Common Shares shall be ultimately exchanged for REIT Units pursuant to the Plan of Arrangement.
The Exchangeable LP Units are intended to be, to the extent possible, the economic equivalent of the REIT Units and will be exchangeable for REIT Units. However, the Exchangeable LP Units will not be listed on the TSX or on any other stock exchange or quotation system.
Excluded Shareholders will only be entitled to receive REIT Units in exchange for their Extendicare Common Shares. See “The Arrangement — Exchangeable LP Unit Election”.
Procedure for the Exchange of Extendicare Shares
Shareholders must complete and return the applicable Letter of Transmittal and Election Form (printed on blue paper for Extendicare Multiple Voting Shares and printed on green paper for Extendicare Subordinate Voting Shares), together with the certificate(s) representing their Extendicare Shares, to the Depository at one of the offices specified in the Letter of Transmittal and Election Form. If Shareholders wish to receive Exchangeable LP Units and related Ancillary Rights under the Arrangement, they must return such completed Letter of Transmittal and Election Form, together with such certificate(s), to the Depository at one of the offices specified in the Letter of Transmittal and Election Form on or before the Election Deadline. Where: (i) no election is made; or (ii) the election is not properly made; or (iii) either the Letter of Transmittal and Election Form or the certificate(s) representing the Extendicare Shares are received after the Election Deadline; or (iv) such Shareholder is an Excluded Shareholder, the depositing Shareholder will be deemed to have elected to ultimately receive only REIT Units as a portion of the consideration for all of his, her or its Extendicare Shares. Copies of the Letter of Transmittal and Election Form (printed on blue paper for Extendicare Multiple Voting Shares and printed on green paper for Extendicare Subordinate Voting Shares) are enclosed with this Circular. See “The Arrangement — Procedure for the Exchange of Extendicare Shares”.

Post-Arrangement Structure
After giving effect to the Arrangement steps:
(a)	the former Shareholders will own all of the issued and outstanding ALC Shares (except to the extent that Extendicare continues to own ALC Shares that would have otherwise been distributed to holders of Extendicare Shares had they not validly exercised their Dissent Rights);

(b)	the former Shareholders will own all of the issued and outstanding REIT Units;

(c)	the REIT will own all of the issued and outstanding Trust Units and Series 1 Trust Notes;

(d)	the former Shareholders who validly elect to receive Exchangeable LP Units will own all of the issued and outstanding Exchangeable LP Units and Special Voting Units;

(e)	Extendicare Trust will own all of the Class A Holding Partnership Units;

(f)	Holding GP will be the general partner of, and will own a 0.01% general partnership interest in, Extendicare Holding Partnership;

(g)	Extendicare Holding Partnership will own all of the ULC Shares and the ULC Notes; and

(h)	ULC will own all of the Amalco Shares and the remaining Newco Notes.
Immediately following the implementation of the Arrangement, the principal amount of the remaining issued and outstanding Newco Notes is expected to be approximately $200 million.
The following diagrams illustrate the organizational structure of Extendicare and the REIT before the Arrangement and the organizational structure of the REIT and ALC after the Arrangement.

EXTENDICARE
PRE-ARRANGEMENT

Notes:
(1)	“=” indicates omission of intermediary wholly-owned Subsidiaries.

EXTENDICARE REAL ESTATE INVESTMENT TRUST
PRE-ARRANGEMENT

EXTENDICARE REAL ESTATE INVESTMENT TRUST AND ALC
POST-ARRANGEMENT

Notes:
(1)	Former holders of Extendicare Multiple Voting Shares and Extendicare Subordinate Voting Shares will own all of the ALC Class B Shares and ALC Class A Shares, respectively, except to the extent that Extendicare Amalco continues to own ALC Class B Shares and ALC Class A Shares that would have otherwise been distributed to such holders had they not validly exercised their Dissent Rights.

(2)	Exchangeable LP Units will be exchangeable for REIT Units at the option of the holder on a one-for-one basis, will be entitled to vote with the Unitholders pursuant to the Special Voting Units and are intended to be, to the extent possible, the economic equivalent of REIT Units.

(3)	“=” indicates omission of intermediary wholly-owned Subsidiaries.

Conditions Precedent to the Arrangement
On the Effective Date, a series of transactions will be deemed to occur in order to distribute ALC Class A Shares and ALC Class B Shares to the holders of Extendicare Subordinate Voting Shares and Extendicare Multiple Voting Shares, respectively, and, after giving effect to the ALC Distribution, to convert Extendicare and its business from a corporate structure to a Canadian real estate investment trust. See “The Arrangement — Arrangement Steps — Arrangement Transactions”. The completion of these transactions will be subject to a number of conditions, which must be satisfied (or otherwise waived by each of the applicable parties) on or before the Effective Date. These conditions include:
(a)	the Interim Order shall have been granted in form and substance satisfactory to the parties to the Arrangement Agreement, acting reasonably, not later than September 30, 2006 or such later date as such parties may agree and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

(b)	the Arrangement Resolution shall have been approved by not less than two-thirds of the votes cast by holders of the Extendicare Subordinate Voting Shares and by holders of the Extendicare Multiple Voting Shares, voting on a class basis, in person or by proxy, at the Meeting;

(c)	the Final Order approving the Arrangement shall have been obtained from the Court in form and substance satisfactory to the parties to the Arrangement Agreement;

(d)	the Articles of Arrangement, together with a copy of the Plan of Arrangement and the Final Order and such other materials as may be required by the Director, in form and substance satisfactory to the parties to the Arrangement Agreement, shall have been filed with the Director in accordance with subsection 192(6) of the CBCA;

(e)	all necessary consents, orders, rulings, approvals, opinions and assurances, including regulatory, judicial, third party and advisor opinions, approvals and orders, required for the completion of the transactions provided for in the Arrangement Agreement and the Plan of Arrangement shall have been obtained or received;

(f)	no action shall have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of, or damages on account of, or relating to, the Arrangement, there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Arrangement Agreement and no cease trading or similar order with respect to any securities of any of the parties to the Arrangement Agreement shall have been issued and remain outstanding;

(g)	all Options not exercised prior to the Meeting shall have been cancelled by Extendicare;

(h)	none of the consents, orders, rulings, decisions, approvals, opinions or assurances required for the implementation of the Arrangement shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by any of the parties to the Arrangement Agreement, each acting reasonably;

(i)	no law, regulation or policy shall have been proposed, enacted, promulgated or applied which interferes or is inconsistent with the completion of the Arrangement, including any material change to the income tax laws of Canada or the United States, or any province, state or territory thereof, or which would have a material adverse effect upon Shareholders, Extendicare or the REIT Group if the Arrangement is completed;

(j)	the conditional approval of the TSX of the listing of the Extendicare Common Shares issuable under the Plan of Arrangement and the REIT Units to be issued pursuant to the Arrangement (and upon exchange of the Exchangeable LP Units) shall have been obtained, subject only to the filing of required documents which cannot be filed prior to the Effective Date;

(k)	the Pre-Arrangement Transactions shall have been completed;

(l)	Shareholders holding more than 1% of the outstanding Extendicare Shares shall not have exercised their Dissent Rights;

(m)	Shareholders who immediately prior to the Effective Time are Non-Residents (based on reasonable evidence available to the Board of Directors) and who are to receive REIT Units under the Arrangement shall not, immediately following Closing, own in excess of 40% of all then outstanding REIT Units;

(n)	the Arrangement Agreement shall not have been terminated pursuant to its terms;

(o)	the Registration Statement shall have been declared effective by the SEC;

(p)	the Separation Agreement and Tax Allocation Agreement shall have been entered into; and

(q)	the conditional approval of the NYSE to the listing of the ALC Class A Shares to be distributed pursuant to the ALC Distribution shall have been obtained, subject only to the filing of required documents which cannot be filed prior to the Effective Date.
The parties to the Arrangement Agreement may waive the satisfaction of any of the foregoing conditions.
Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Shareholders authorizes the Board of Directors, without further notice to, or approval of, such Shareholders, subject to the terms of the Arrangement Agreement and Plan of Arrangement, to amend the Arrangement Agreement and Plan of Arrangement or to decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA. See “The Arrangement — Conditions Precedent to the Arrangement”.
Background to and Reasons for the Arrangement
On February 22, 2006, the Board of Directors announced that Extendicare would be undertaking a review of strategic alternatives with a view to enhancing value for Shareholders in light of the belief of the Board and Management that the market prices of Extendicare Multiple Voting Shares and Extendicare Subordinate Voting Shares were not reflective of Extendicare’s underlying operational performance and financial results. The Board indicated that this strategic review process would involve consideration of various alternative structures and options for Extendicare and would be carried out under the supervision and oversight of an independent committee of the Board consisting of four independent directors.
The Independent Committee was authorized by the Board to review and consider such alternatives and to make a recommendation to the Board whether any proposed transaction and related process would be fair to Shareholders and in the best interests of Extendicare. The Independent Committee is comprised of Messrs. Derek H.L. Buntain, George A. Fierheller, Frederick B. Ladly and Alvin G. Libin. The Independent Committee selected Mr. Buntain as its chairman (the “Chair”). During the period from February 22 to May 30, 2006, the Independent Committee met in person or by telephone conference call on 16 occasions in connection with Extendicare’s strategic review process.
On May 30, 2006, the Independent Committee unanimously recommended to the Board of Directors that the conversion of Extendicare from a corporate structure into a Canadian real estate investment trust (the “REIT Conversion”) together with the ALC Distribution (collectively, the “REIT Reorganization”) is fair and in the best interests of Extendicare and the Shareholders. In evaluating the REIT Reorganization and making its recommendation, the Independent Committee considered a number of factors, including:

•	the implementation of the REIT Reorganization will provide Shareholders greater flexibility in their investment decisions, based on their analysis and evaluation of ALC and the REIT separately in accordance with their view of the objectives and prospects of each business;

•	the share prices for the Extendicare Subordinate Voting Shares and the Extendicare Multiple Voting Shares, prior to the February 22, 2006 announcement of the strategic review process, did not reflect the value of the underlying assets and business and operations of Extendicare. The intention is that a separation of the ALC and Extendicare businesses will enhance the value of Shareholders’ investment;

•	monthly cash distributions are anticipated to provide an attractive return to unitholders of the REIT without impairing the ability of the REIT to sustain its existing assets, repay external debt, finance capital expenditures and expand its business through both organic and acquisition-related growth;

•	Extendicare is currently cash taxable. A real estate investment trust structure will allow Extendicare to reduce its liability for cash taxes at the corporate level thereby increasing the amount of cash available for distribution to unitholders;

•	with the exchange of the Extendicare Subordinate Voting Shares and Extendicare Multiple Voting Shares for a single class of REIT Units, Shareholders are expected to benefit from increased liquidity;

•	units of real estate investment trusts are generally valued on a cash-yield basis, which is expected to result in more favourable market trading levels for the REIT Units after taking into account the ALC Distribution compared to the pre-February 22, 2006 trading levels for the Extendicare Subordinate Voting Shares and Extendicare Multiple Voting Shares;

•	the REIT Units are expected to provide an enhanced ability for the REIT to pursue its growth strategy, through access to equity capital and as a form of consideration for acquisitions; and

•	based on Extendicare’s recent performance, after the implementation of the REIT Reorganization, each of ALC and the REIT is expected to be a viable enterprise in its own right capable of operating and competing effectively in its business.
In addition to its conclusion in respect of substantive fairness, the Independent Committee concluded that the REIT Reorganization is procedurally fair because:
•	the Independent Committee consists entirely of independent directors;

•	the Independent Committee received advice from independent legal counsel and Genuity Capital Markets, an independent financial advisor, in connection with its evaluation of the REIT Reorganization, including the distribution of ALC and the REIT Conversion, and from CIBC World Markets in connection with its analysis of the REIT Conversion;

•	the REIT Reorganization is subject to the approval of holders of 66 2/[3] % of the Extendicare Multiple Voting Shares and Extendicare Subordinate Voting Shares, voting as separate classes;

•	Extendicare Shareholders will be afforded a right to dissent and to demand fair value for their Extendicare Multiple Voting Shares or Extendicare Subordinate Voting Shares through the exercise of Dissent Rights in the event that the REIT Reorganization is consummated;

•	the REIT Reorganization is subject to Court approval, which will consider, among other things, the fairness and reasonableness of the REIT Reorganization to Shareholders; and

•	although ALC retains a dual-voting common share class structure, the holders of the ALC Class A Shares (one vote per share) will have significantly greater protections than they have as holders of the Extendicare

Subordinate Voting Shares in view of the transfer restrictions of the ALC Class B Shares (ten votes per share).
See “The Arrangement — Background to and Reasons for the Arrangement”.
Genuity Capital Markets and CIBC World Markets Fairness Opinions
Genuity Capital Markets has delivered a fairness opinion to the Independent Committee that, subject to the limitations and assumptions set forth therein, the consideration to be received by holders of Extendicare Subordinate Voting Shares under the Arrangement is fair from a financial point of view. CIBC World Markets has delivered a fairness opinion to the Board that, subject to the limitations and assumptions set forth therein, the consideration to be received by holders of Extendicare Multiple Voting Shares and holders of Extendicare Subordinate Voting Shares under the Arrangement is fair from a financial point of view. The full text of the Fairness Opinions, which set forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken by Genuity Capital Markets and CIBC World Markets in rendering their respective opinions, are attached as Appendices F and G, respectively, to this Circular. Shareholders are urged to read the Fairness Opinions in their entirety. Genuity Capital Markets provided its opinion for the benefit of the Independent Committee and CIBC World Markets provided its opinion for the benefit of the Board in connection with their consideration of the Arrangement. Neither of the Fairness Opinions is a recommendation as to how Shareholders should vote or act with respect to the Arrangement.
Recommendation of the Board of Directors
The Board of Directors received and carefully reviewed various oral and written reports from Management, financial advisors and external counsel to Extendicare and carefully considered all material factors which it concluded to be relevant as a result of its deliberations or identified to it by its advisors relating to the REIT Reorganization. The Board, also having carefully considered the unanimous recommendation of the Independent Committee and the Fairness Opinions, has unanimously concluded that in its opinion, the Arrangement is fair to the Shareholders and in the best interests of Extendicare and ALC, and recommends the Shareholders vote in favour of the Arrangement Resolution and the Rights Plan resolution.
Timing
If the requisite Shareholder approval is obtained and the other necessary conditions are satisfied or waived, Extendicare will apply to the Court for the Final Order approving the Arrangement. If the Final Order is obtained on or before October 24, 2006 in form and substance satisfactory to each party to the Arrangement Agreement, each acting reasonably, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, Extendicare expects the Effective Date will be on or about November 1, 2006. It is not possible, however, to state with certainty when the Effective Date will occur.
The Arrangement will become effective on the date shown on the Certificate, pursuant to the filing with the Director of the Articles of Arrangement, together with a copy of each of the Plan of Arrangement and the Final Order and such other materials as may be required by the CBCA and/or the Final Order, and the issuance by the Director of the Certificate.
Dissent Rights
Shareholders who properly exercise their Dissent Rights will be entitled to be paid the fair value of their Extendicare Shares. The Dissent Procedure requires that a Shareholder who wishes to exercise his, her or its Dissent Rights must provide to Extendicare a Dissent Notice at or prior to 2:00 p.m. (Toronto time) on the second last Business Day prior to the Meeting, or any adjournment thereof. It is important that Shareholders strictly comply with this requirement, which is different from the statutory dissent provisions of the CBCA that would permit a Dissent Notice to be provided at or prior to the Meeting. Failure to strictly comply with the Dissent Procedure may result in the loss or unavailability of Dissent Rights. It is a condition of the Arrangement that Shareholders holding not more than 1% of the outstanding Extendicare Shares shall not have exercised their Dissent Rights.

Dissenting Shareholders who for any reason are not entitled to be paid the fair value of their Extendicare Shares shall be treated as if they had participated in the Arrangement on the same basis as non-dissenting Shareholders that have elected to receive REIT Units for all of their Extendicare Common Shares. See “The Arrangement — Conditions Precedent to the Arrangement” and “The Arrangement — Dissenting Shareholders’ Rights”.
Approval of Shareholders Required for Arrangement
Pursuant to the Interim Order, the Arrangement Resolution is required to be approved by the affirmative vote of not less than two-thirds of the votes cast by the holders of Extendicare Multiple Voting Shares present in person or represented by proxy at the Meeting and the affirmative vote of not less than two-thirds of the votes cast by the holders of Extendicare Subordinate Voting Shares present in person or represented by proxy at the Meeting, with the holders of the Extendicare Multiple Voting Shares and the holders of the Extendicare Subordinate Voting Shares each being entitled to vote separately as a class. See “The Arrangement — Shareholder Approvals”.
Final Order
Implementation of the Arrangement requires the approval of the Court. The application for the Final Order approving the Arrangement is expected to be made on October 24, 2006 at 10:00 a.m. (Toronto time) at 330 University Avenue, Toronto, Ontario, M5G 1R7 or as soon thereafter as counsel may be heard before the Court. In deciding whether to grant the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. See “The Arrangement — Court Approvals”.
The REIT
The REIT is an unincorporated, open-ended, limited purpose trust established under and governed by the laws of the Province of Ontario and created pursuant to the REIT Deed of Trust. Although it is intended that the REIT qualify as a “mutual fund trust” pursuant to the Tax Act, the REIT will not be a mutual fund under applicable securities laws. See “Description of the REIT”.
Investment Guidelines and Operating Policies
Investment Guidelines
The REIT Deed of Trust provides certain guidelines on investments which may be made directly or indirectly by the REIT. The assets of the REIT after the Effective Date may be invested directly or indirectly only in accordance with the following restrictions:
(a)	The REIT will focus its activities primarily on the acquisition, holding and operation of:
(i)	facilities and properties in which health care services are provided to the public; and

(ii)	multi-unit residential properties,
and all other activities related, ancillary or incidental thereto;

(b)	Notwithstanding anything else contained in the REIT Deed of Trust, the REIT shall not make any investment, take any action or omit to take any action that would result in REIT Units not being units of a “mutual fund trust” within the meaning of the Tax Act or that would result in REIT Units not being qualified investments for Plans;

(c)	The REIT shall not acquire any single property otherwise permitted to be acquired by the REIT (in the case of investment in securities of a Person, determined on a property-by-property basis in such Person’s portfolio) if the cost to the REIT of such acquisition (net of the amount of debt incurred or assumed in connection with such acquisition) will exceed 15% of the Adjusted Gross Book Value;

(d)	The REIT may, directly or indirectly, invest in a joint venture arrangement for the purposes of owning interests or investments in real property otherwise permitted to be held by the REIT, including the acquisition, holding, maintenance, improvement, leasing, development, management, financing and securing thereof; provided that such joint venture arrangement contains terms and conditions which, in the opinion of Management, are commercially reasonable, including without limitation, such terms and conditions relating to restrictions on transfer and the acquisition and sale of the REIT’s and any joint venturer’s interest in the joint venture arrangement, provisions to provide liquidity to the REIT, to limit the liability of the REIT to third parties, and provide for the participation of the REIT in the management of the joint venture arrangement. For purposes of this paragraph, a joint venture arrangement is an arrangement between the REIT and one or more other Persons (“joint venturers”) pursuant to which the REIT, directly or indirectly, conducts an undertaking for one or more of the purposes set out in these investment guidelines and in respect of which the REIT may hold its interest jointly or in common or in another manner with others either directly or through the ownership of securities of a corporation or other entity (a “joint venture entity”), including without limitation a general partnership, limited partnership, trust or limited liability company;

(e)	Subject to paragraph (b) above, the REIT may acquire securities of other Canadian real estate investment trusts and any partnership, corporation, trust or other entity with assets and/or operations, directly or indirectly, in the health care or multi-unit resident property industries;

(f)	The REIT shall not invest in rights to or interests in mineral or other natural resources, including oil or gas, except as incidental to an investment in real property;

(g)	The REIT shall not invest in operating businesses other than those involving the health care industry or multi-unit residential properties or businesses that are related or ancillary thereto;

(h)	Notwithstanding the foregoing restrictions, but subject always to the requirements of paragraph (b) above, the REIT shall be permitted to maintain, directly or indirectly, its interests in Crown Life Insurance Company, Laurier Indemnity Company, Ltd. and Laurier Indemnity Company, and to conduct all activities related, ancillary or incidental thereto (including the purchase of assets of Crown Life Insurance Company); and

(i)	The REIT may invest an amount (which in the case of an amount invested to acquire real property, is the purchase price to the REIT of such property less the amount of any debt incurred or assumed in connection with such acquisition) up to 15% of the Adjusted Gross Book Value of the REIT in investments or transactions which do not comply with paragraphs (a), (d) and (g) above, provided that such investment complies with paragraph (b) above.
Operating Policies
The REIT Deed of Trust provides that the operations and affairs of the REIT Group shall be conducted in accordance with the following policies:
(a)	Any written instrument creating an obligation which is or includes the granting by the REIT of a mortgage and, to the extent the Trustees determine to be practicable and consistent with their fiduciary duty to act in the best interests of the Unitholders, any written instrument which is, in the judgment of the Trustees, a material obligation, shall contain a provision or be subject to an acknowledgement to the effect that the obligation being created is not personally binding upon, and that resort shall not be had to, nor shall recourse or satisfaction be sought from, by way of lawsuit or otherwise, the private property of any of the Trustees, Unitholders, annuitants or beneficiaries under a plan of which a Unitholder acts as a trustee or carrier, or officer, employee or agent of the REIT, but that only property of the REIT or a specific portion thereof shall be bound;

the REIT, however, is not required, but shall use all reasonable efforts, to comply with this requirement in respect of obligations assumed by the REIT upon the acquisition of real property;

(b)	Title to each real property (or, if applicable, the leasehold interest therein) shall be held by and registered in the name of the REIT, the Trustees, or a corporation or other entity wholly-owned, directly or indirectly, by the REIT or jointly-owned, directly or indirectly, by the REIT with joint venturers or partners of a partnership;

(c)	The REIT may only provide a guarantee in respect of the indebtedness of a Person, other than a member of the REIT Group, if such guarantee has been approved by a majority of the Independent Trustees;

(d)	No acquisition of a value greater than $10 million may be made nor any development with a value greater than $10 million may be undertaken unless and until the officers of the REIT have prepared and presented to the Trustees a written report containing their recommendation that the REIT make the investment together with a financial analysis of the estimated cost and projected return from the investment and such supplementary information and data (including, without limitation, underlying assumptions, proposed financial arrangements and a summary of due diligence (including structural and environmental due diligence) investigations undertaken) as is reasonably necessary to the investment decision; and

(e)	The REIT shall obtain and maintain at all times insurance coverage in respect of potential liabilities of the REIT and the accidental loss of value of the assets of the REIT from risks, in amounts, with such insurers, and on such terms as the Trustees consider appropriate, taking into account all relevant factors including the practices of owners of comparable properties.
For the purposes of the foregoing investment guidelines and operating policies, the assets, liabilities and transactions of a corporation, partnership or other entity in which the REIT has an interest will be deemed to be those of the REIT on a proportionate, consolidated basis. In addition, any references in the foregoing investment guidelines and operating policies to investment in real property will be deemed to include an investment in a joint venture arrangement. In addition, the term “indebtedness” means (without duplication) on a consolidated basis: (i) any obligation of the REIT for borrowed money; (ii) any obligation of the REIT incurred in connection with the acquisition of property, assets or business other than the amount of future income tax liability arising out of indirect acquisitions; (iii) any obligation of the REIT issued or assumed as the deferred purchase price of property; (iv) any capital lease obligation of the REIT; and (v) any obligation of the type referred to in clauses (i) through (iv) of another Person, the payment of which the REIT has guaranteed or for which the REIT is responsible for or liable; provided that (A) for the purposes of clauses (i) through (iv), an obligation will constitute indebtedness only to the extent that it would appear as a liability on the consolidated balance sheet of the REIT in accordance with GAAP; and (B) obligations referred to in clauses (i) through (iii) exclude trade accounts payable, distributions payable to REIT Unitholders and accrued liabilities arising in the ordinary course of business.
Amendments to Investment Guidelines and Operating Policies
Pursuant to the REIT Deed of Trust, all of the investment restrictions set out under the heading “Investment Guidelines” may be amended only with the approval of 66 2/3 % of the votes cast by Voting Unitholders at a meeting of Voting Unitholders called for such purpose. The operating policies set out under the heading “Operating Policies” may be amended with the approval of a majority of the votes cast by Voting Unitholders of the REIT at a meeting of Voting Unitholders called for such purpose.
REIT Units and Special Voting Units
An unlimited number of REIT Units and Special Voting Units may be issued pursuant to the REIT Deed of Trust. Each REIT Unit is transferable and represents an equal undivided beneficial interest in the assets of the REIT and ranks equally with all of the other REIT Units without discrimination, preference or priority. Each REIT Unit entitles the holder to one vote at all meetings of Voting Unitholders or in respect of any written resolution of Voting Unitholders.

Unitholders are entitled to receive non-cumulative distributions from the REIT (whether of net income, net realized capital gains or other amounts) if, as and when declared by the Trustees. Upon liquidation or termination of the REIT, holders of REIT Units shall participate equally with respect to the distribution of the remaining assets of the REIT after payment of the REIT’s debts, liabilities, and liquidation or termination expenses. REIT Units are redeemable upon demand by the Unitholders, and may be purchased by the REIT for cancellation through offers made to, and accepted by, such holders. Otherwise, the REIT Units have no conversion, retraction, redemption or pre-emptive rights. The REIT Units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act and are not insured under the provisions of such Act or any other legislation. Furthermore, the REIT is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on the business of a trust company.
The REIT, Extendicare Trust and Extendicare Holding Partnership will cause one Special Voting Unit to be received by each holder of Exchangeable LP Units for each Exchangeable LP Unit received by such holder.
Each Special Voting Unit entitles the holder to a number of votes at all meetings of Voting Unitholders or in respect of any resolution of Voting Unitholders equal to the number of REIT Units into which the Exchangeable LP Units to which such Special Voting Units relate are exchangeable. Except for the right to attend and vote at meetings of Voting Unitholders or in respect of written resolutions of Voting Unitholders, Special Voting Units do not confer upon the holder thereof any other rights. The holders of the Special Voting Units are not entitled to any interest or share in the REIT or any distributions of any nature whatsoever from the REIT and will not have any beneficial interest in any assets of the REIT on termination or winding-up of the REIT.
The Special Voting Units may be issued in series and shall only be issued, on such terms and conditions as may be determined by the Trustees, in connection with or in relation to exchangeable Securities, including the Exchangeable LP Units. Special Voting Units will not be transferable separately from the Exchangeable LP Units to which they relate. Upon the exchange, redemption or conversion of an Exchangeable LP Unit for a REIT Unit, the Special Voting Unit will immediately be cancelled without any further action of the Trustees, and the former holder of such Special Voting Unit will cease to have any rights with respect thereto. See “Description of the REIT — REIT Units”, “Description of the REIT — Special Voting Units” and “Description of Extendicare Holding Partnership”.
Distribution Policy
The following outlines the distribution provisions of the REIT as contained in the REIT Deed of Trust, the Trust Deed of Trust and the Limited Partnership Agreement and the present recommendations of Management with respect to the payment of distributions to Unitholders and holders of Exchangeable LP Units. The distribution provisions may be amended only with the approval of 66 2/3 % of the votes cast at a meeting of Voting Unitholders called for such purpose. Subject to compliance with such distribution provisions, determinations as to the amounts actually distributable will be made in the sole discretion of the Trustees.
Distribution Payments
The REIT and Extendicare Holding Partnership initially intend to make or cause to be made pro rata monthly cash distributions to Unitholders and holders of Exchangeable LP Units, as the case may be, equal to, on an annual basis, approximately 85% of Distributable Income. Management of the REIT believes that the 85% payout ratio initially set by the REIT should allow the REIT to meet its internal funding needs, while being able to maintain stable cash distributions. However, the actual payout ratio will be determined by the Trustees or Holding GP in their discretion, subject to compliance with the requirements of the REIT Deed of Trust or Limited Partnership Agreement, as the case may be. Distributions in respect of a given month will be paid on or about each Distribution Date to Unitholders and holders of Exchangeable LP Units of record as at the close of business on the last business day of the month preceding the Distribution Date. Distributions may be adjusted for amounts paid in prior periods if the actual Distributable Income for the prior periods is greater than or less than the estimates for the prior periods. Any increase or reduction in the percentage of Distributable Income to be distributed to Unitholders will result in a corresponding increase or decrease in distributions on Exchangeable LP Units.

Under the REIT Deed of Trust, where the REIT’s cash is not sufficient to make payment of the full amount of a distribution, such payment will, to the extent necessary, be distributed in the form of additional REIT Units. See “Description of the REIT — Issuance of REIT Units” and “Certain Canadian Federal Income Tax Considerations”.
If the Trustees determine that it would be in the REIT’s best interests, they may reduce, for any period, the percentage of Distributable Income to be distributed to Unitholders, which will result in corresponding reductions in distributions on Exchangeable LP Units.
The REIT is only required to make distributions to Unitholders equal to the amount of net income and net realized capital gains as is necessary to ensure that the REIT will not be liable for ordinary Canadian income taxes on such income. Pursuant to the REIT Deed of Trust, on December 31 of each year, the REIT will make payable to Unitholders, and Unitholders will have an enforceable right to payment on such date of, a distribution of sufficient net income and net realized capital gains for the taxation year ending on that date, net of any capital losses or non capital losses recognized on or before the end of such year, such that the REIT will not be liable for ordinary Canadian income taxes for such year, net of tax refunds. The payment of such amounts will be made on or before the following January 30th.
The first distribution will be for the period from the Effective Date to December 31, 2006 and will be paid on January 15, 2007. The REIT intends to make subsequent monthly distributions in the estimated amount of $0.10 per REIT Unit commencing on February 15, 2007.
Extendicare Holding Partnership will be the primary source of cash flow to fund distributions to Unitholders. Extendicare Holding Partnership will make monthly cash distributions to Extendicare Trust and to holders of Exchangeable LP Units. Extendicare Holding Partnership will retain the discretion to make unequal distributions to account for expenses incurred or income earned by Extendicare Trust and the REIT so that distributions to be made to holders of Exchangeable LP Units will be economically equivalent, to the greatest extent possible, to the distributions that the holder of Exchangeable LP Units would have received if they were holding REIT Units instead of Exchangeable LP Units.
Unitholders who are Non-Residents or Non-Canadian Partnerships will be subject to Canadian withholding taxes in respect of any distributions of income by the REIT, whether in the form of cash or additional REIT Units. See “Certain Canadian Income Tax Considerations”. Non-U.S. holders of REIT Units may be subject to U.S. withholding tax in respect of amounts payable or paid by U.S. affiliates or subsidiaries of the REIT. See “Material U.S. Federal Income Tax Considerations”.
Computation of Distributable Income
“Distributable Income” is defined as net earnings of the REIT, on a consolidated basis, as determined in accordance with GAAP, subject to certain adjustments as set out in the REIT Deed of Trust, including: (i) adding back the following items: depreciation of buildings and improvements and amortization of related intangibles, accretion expenses, realized and unrealized foreign currency losses, realized and unrealized losses on derivative financial instruments, provisions for the impairment of asset values, future income tax expense, losses on dispositions of assets, amortization of deferred financing costs, amortization of net discounts on long-term debt, non-cash REIT Unit-based compensation expenses and the principal portion of capital funding payments received from any governmental authority; and (ii) deducting the following items: undistributed equity accounted earnings, realized and unrealized foreign currency gains, realized and unrealized gains on derivative financial instruments, future income tax credits or reductions, gains from asset disposals and amortization of net premiums on long-term debt. Other adjustments may be made to Distributable Income as determined by a majority of the Trustees in their discretion. Distributable Income is based on net earnings adjusted for non-cash items and other items that are not representative of the REIT’s operating performance, plus cash items that have not been reflected in net earnings. Where appropriate, estimates may be made of Distributable Income by a majority of the Trustees where the actual amount has not been finally determined.
Tax Deferral on Distributions
The REIT estimates that, of the monthly cash distributions to be made by the REIT to Unitholders, approximately

60% in each of 2006 and 2007 will be tax deferred returns of capital in the REIT’s indirect investment in the ULC Shares and the ULC Notes. Such estimate is based on the organizational structure of the REIT described in this Circular, certain financial information, the current provisions of the Tax Act, published statements of the current administrative and assessing practices of CRA and the specific proposals to amend the Tax Act announced by the Minister of Finance (Canada) prior to the date hereof. The portion of the monthly cash distributions to be made by Extendicare Holding Partnership to holders of Exchangeable LP Units that will be tax deferred returns of capital may differ from, and may be less than, the portion of distributions to Unitholders on REIT Units that represent tax deferred returns of capital. The adjusted cost base of REIT Units or Exchangeable LP Units held by a Unitholder or holder of Exchangeable LP Units, as the case may be, will generally be reduced by such non-taxable portion of distributions made to the Unitholder (other than the non-taxable portion of capital gains) or holder of Exchangeable LP Units. A Unitholder will generally realize a capital gain to the extent that the adjusted cost base of the Unitholder’s REIT Units would otherwise be a negative amount, while a holder of Exchangeable LP Units will generally realize a capital gain to the extent that the adjusted cost base of the holder’s Exchangeable LP Units at the end of a fiscal period of Extendicare Holding Partnership is a negative amount, notwithstanding that the holder has not sold any REIT Units or Exchangeable LP Units. The composition for tax purposes of distributions may change over time, thus affecting the after-tax return to such Unitholders or holders of Exchangeable LP Units. See “Certain Canadian Federal Income Tax Considerations”.
Certain Canadian Federal Income Tax Considerations
The Arrangement will generally result in a Shareholder resident in Canada realizing a taxable dividend on his, her or its Extendicare Shares equal to the amount, if any, by which the fair market value of the ALC Shares received by the Shareholder for such Extendicare Shares exceeds the paid-up capital for tax purposes of such Extendicare Shares and a capital gain (or a capital loss) equal to the amount by which the fair market value of the REIT Units received on completion of the Arrangement exceeds (or is less than) the aggregate of such Shareholder’s adjusted cost base of his, her or its Extendicare Common Shares and any reasonable costs of disposition. There is a limited opportunity for Shareholders who are not Excluded Shareholders to elect to receive Exchangeable LP Units for all or a portion of their Extendicare Common Shares. Shareholders who are considering exchanging their Extendicare Common Shares for Exchangeable LP Units should consult their own legal and tax advisors with respect to the tax consequences associated with electing this alternative. See “The Arrangement — Exchangeable LP Unit Election”.
A Non-Resident Shareholder will be subject to Canadian withholding tax on the amount of any taxable dividend deemed to be received by the Shareholder on his, her or its Extendicare Shares as a result of the distribution of the ALC Shares to the Non-Resident Shareholder under the Arrangement. To satisfy this withholding tax obligation, the Depository will sell the required number of ALC Class A Shares on the NYSE. In the case of ALC Class B Shares distributed under the Arrangement, the required number of ALC Class B Shares to satisfy the withholding tax obligation will be converted under ALC’s constating documents into ALC Class A Shares and sold as described above. Any remaining proceeds will be remitted to the holder.
A Unitholder who is resident in Canada will generally be required to include in such holder’s income the proportionate share of income of the REIT, to the extent the income is made payable to such holder. Any amount paid to a Unitholder in excess of such holder’s share of income of the REIT (subject to certain exceptions) will not be included in income but will reduce the Unitholder’s adjusted cost base of the REIT Units for purposes of computing any capital gain or capital loss from a subsequent disposition thereof.
This Circular contains a summary of the principal Canadian federal income tax considerations relevant to residents of Canada and which relate to the Arrangement, and the above comments are qualified in their entirety by reference to such summary. See “Certain Canadian Federal Income Tax Considerations”. This summary is not exhaustive of all possible Canadian federal tax considerations applicable to the transactions described herein. No advance income tax ruling has been applied for or obtained from the CRA to confirm the tax consequences of any of the transactions described herein. Moreover, the income and other tax consequences will vary depending on the Shareholder’s and prospective Unitholder’s or Exchangeable LP Unitholder’s particular circumstances, including the province or provinces in which the Shareholder and prospective Unitholder or Exchangeable LP Unitholder resides or carries on business. Accordingly, this summary is of a general nature only and is not intended to be legal or tax advice to any Shareholder and prospective Unitholder or Exchangeable LP Unitholder. Shareholders and prospective Unitholders or Exchangeable LP Unitholders should consult their own legal and tax advisors for advice with respect to the tax consequences of these transactions based on their particular circumstances.
The ALC Information Statement contains a summary of the principal Canadian federal income tax considerations generally applicable to the ownership and disposition of ALC Shares acquired by persons who, at all relevant times and for purposes of the Tax Act, are resident or are deemed to be resident in Canada, deal at arm’s length with ALC, are not affiliated with ALC and who hold or will hold ALC Shares as capital property. See “ALC Information Statement — Material United States and Canadian Federal Income Tax Considerations”.
Material U.S. Federal Income Tax Considerations
Although the matter is not free from doubt, a U.S. Holder (as defined in “Material U.S. Federal Income Tax Considerations — General”) should recognize no gain or loss on the surrender of Extendicare Common Shares in exchange for REIT Units. The issuance of the Newco Notes to the REIT and the ALC Distribution should be treated as a taxable distribution to U.S. Holders. U.S. Holders who are individuals may be eligible for a maximum U.S. federal income tax rate of 15% on the portion of the distribution that constitutes a dividend. For corporations, any such dividend income will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from U.S. corporations.
A U.S. Holder must take into account its allocable share of the items of the REIT’s, and certain other affiliates of the REIT’s, income, gain, loss, deduction and credit for each taxable year of the REIT that ends with or within the taxable year of the U.S. Holder. Each item generally will have the same character and source as though the U.S. Holder had realized the item directly. Each U.S. Holder is required to report those items without regard to whether the U.S. Holder has received or will receive any distribution from the REIT.
This Circular contains a summary of the principal U.S. federal income tax considerations relevant to U.S. Holders and which relate to the Arrangement, and the above comments are qualified in their entirety by reference to such summary. See “Material U.S. Federal Income Tax Considerations.” This summary is not exhaustive of all possible U.S. federal tax considerations applicable to the transactions described herein. No ruling has been requested from the Internal Revenue Service about the tax consequences described in this Circular. Moreover, the tax consequences will vary depending on the Shareholder’s, Unitholder’s or ALC Shareholder’s particular circumstances. Accordingly, this summary is of a general nature only and is not intended to be legal or tax advice to any Shareholder, Unitholder, or ALC Shareholder.
IRS Circular 230 Disclosure. To ensure compliance with requirements imposed by the IRS, Shareholders, Unitholders and ALC Shareholders are hereby notified that any discussion of U.S. tax matters set forth in this Circular was written in connection with the promotion or marketing of the transactions or matters addressed herein and was not intended or written by Extendicare to be used, and cannot be used, by any person for the purpose of avoiding tax-related penalties under U.S. federal, state or local law. Each Shareholder, Unitholder and ALC Shareholder should seek advice based on its particular circumstances from an independent tax advisor.
Risk Factors
An investment in REIT Units and/or Exchangeable LP Units is subject to a number of risks that should be considered by a prospective investor. Distributions of Distributable Income are not guaranteed and will be based indirectly upon the business of the REIT Group which is susceptible to a number of risks. The risks related to the business include: general business risks; taxes payable by EHSI in connection with the ALC Reorganization may be higher than anticipated; foreign currency translation; reliance on government funding; government regulation; changes in accounting principles; litigation alleging negligence, malpractice or other claims; competition; dependence on key personnel; personnel costs; availability of future financing; rising health care costs; capital costs; environmental liabilities and other risks associated with real property; conflicts of interest; the failure of the REIT Group to identify acquisition candidates; impact of local health information networks; increases in industry capacity; new home care legislation in Ontario; changes in reimbursement programs; the failure to realize savings from contracting out; increases in workers’ compensation, health and dental costs; increases in utility costs; retention of home care volume; retention of management and consulting contracts; and increased leasing costs. The risks relating to the REIT Units include: dependence on Extendicare Amalco and its Affiliates; unpredictability and volatility of REIT Unit price; nature of REIT Units; cash distributions are not guaranteed and fluctuate with the performance of the business; structural subordination of the REIT Units; capital investment; restrictions on potential growth; limitation on non-resident ownership and liquidity; redemption right; dilution; future sales of REIT Units; distribution of Trust Units and Trust Notes on termination of the REIT; and absence of prior public market; liability of Unitholders and holders of Exchangeable LP Units; fluctuations in the exchange rate may adversely affect the amount of Distributable Income; the degree to which the REIT Group is leveraged and restrictive covenants contained in instruments governing the indebtedness of the members of the REIT Group; changes in the REIT’s creditworthiness; U.S. tax rules could affect cash distributions from U.S. subsidiaries; and tax related risks. See “Risk Factors”.
An investment in ALC Shares is also subject to a number of risks that should be considered by a prospective investor. See “Risk Factors — Risks Relating to ALC” and “Risk Factors” in the ALC Information Statement.

Summary of Pro Forma Funds from Operations, Distributable Income and Adjusted Funds from Operations of the REIT
Management has provided the following analysis to assist Shareholders in analyzing Funds from Operations, Distributable Income and Adjusted Funds from Operations had the REIT been in existence for the six months ended June 30, 2006 and for the year ended December 31, 2005. See “Supplemental Disclosure With Respect to Non-GAAP Measures”. This analysis was prepared on the assumption that all of the transactions contemplated by the Arrangement had been completed on the first day of the respective periods.
The pro forma information is not a forecast or projection of future results. The actual results of operations of the REIT for any period following the Effective Date will vary from the amounts set forth in the following analysis, and these variations may be material. See “Risk Factors”.

	Pro Forma
	Six months	Year ended
	ended	Dec. 31,
(thousands of dollars, unless otherwise noted)	June 30, 2006	2005

Net loss	(199,389)	(154,902)
Depreciation and amortization of buildings, improvements and related intangibles (1)	17,457	36,688
Accretion expense	678	1,329
Amortization of deferred financing costs	1,792	3,790
Loss (gain) from asset disposals, restructuring charges, impairment and other items	109,131	107,888
Current tax (recovery) on loss (gain) from asset disposal, restructuring charges, impairment and other items	(21,281)	(18,889)
Current tax assumed on the distribution of ALC	137,962	137,962
Future income tax expense (reduction)	(2,567)	2,415
Undistributed share of equity accounted earnings	(2,453)	(3,928)
Adjustments for discontinued operations not included above	1,019	2,685

Funds from Operations (2)	42,349	115,038
Principal portion of government capital funding payments	965	1,817

Distributable Income (2)	43,314	116,855
Additional maintenance capital expenditures (1)	(8,797)	(17,924)

Adjusted Funds from Operations (2)	34,517	98,931

(1) The following provides a reconciliation of actual maintenance capital expenditures incurred and deducted in arriving at Adjusted Funds from Operations:
Depreciation and amortization expensed	24,728	51,356
Added back in arriving at Distributable Income:
depreciation and amortization of buildings, improvements and related intangibles	(17,457)	(36,688)

Depreciation on furniture, fixtures, equipment and computers	7,271	14,668
Additional maintenance capital expenditures incurred	8,797	17,924

Total maintenance capital expenditures	16,068	32,592

As illustrated in the above table, Extendicare has taken a two-step approach to accounting for the actual maintenance capital expenditures incurred of $16,068,000 for the six months ended June 30, 2006, and $32,592,000 for the year ended December 31, 2005, in arriving at Adjusted Funds from Operations. First, only a portion of total depreciation and amortization expensed, specifically the amount related to buildings, improvements and related intangibles, is added back to net earnings (loss). As a result, the depreciation related to furniture, fixtures, equipment and computers remains expensed in arriving at Funds from Operations and Distributable Income. The remaining amount of total maintenance capital expenditures actually incurred during the reported period is then deducted to arrive at Adjusted Funds from Operations.

(2)	“Funds from Operations”, “Distributable Income” and “Adjusted Funds from Operations” are not recognized measures under GAAP and do not have a standardized meaning prescribed by GAAP. See “Supplemental Disclosure with Respect to Non-GAAP Measures”.

(3)	The reader should take the following into account in assessing the Adjusted Funds from Operations for the pro forma six months ended June 30, 2006:
•	Pro forma operating and administrative costs for the six months ended June 30, 2006 and the year ended December 31, 2005, include share-based compensation costs of $3.1 million and $0.9 million, respectively, which are not adjusted for in arriving at Funds from Operations. The amount recorded for the first half of 2006 was significantly higher than for the year 2005 because of the increase in the Extendicare Subordinate Voting Share price following the announcement of the Arrangement.

•	The pro forma results for the six months ended June 30, 2006 include discontinued operations, which incurred revenue of $7.5 million, operating costs of $11.1 million and lease costs of $0.1 million.

•	The pro forma results for the six months ended June 30, 2006, reflect only four months of a March 1, 2006 acquisition of two nursing facilities (417 beds) in Pennsylvania, which contributed approximately $1.0 million to earnings before interest, income taxes, depreciation, amortization and accretion.
(4)	The REIT and Extendicare Holding Partnership initially intend to make or cause to be made pro rata monthly cash distributions to Unitholders and holders of Exchangeable LP Units, as the case may be, equal to, on an annual basis, approximately 85% of Distributable Income. It is anticipated that the monthly rate of distribution will be initially set at $0.10 per REIT Unit. See “Description of the REIT — Distribution Policy.”

Reconciliation of Pro Forma Net Loss to Cash Provided by (Used in) Operations to Distributable Income and Adjusted Funds from Operations
The following table provides a reconciliation of Distributable Income and Adjusted Funds from Operations to cash provided by (used in) operations for the six months ended June 30, 2006 and for the year ended December 31, 2005. See “Supplemental Disclosure With Respect to Non-GAAP Measures”. This analysis was prepared on the assumption that all of the transactions contemplated by the Arrangement had all been completed on the first day of the respective periods.

	Pro Forma
	Six months	Year ended
	ended	Dec. 31,
(thousands of dollars)	June 30, 2006	2005

Net loss	(199,389)	(154,902)
Adjustments for cash from (provided by) operations:
Depreciation and amortization	24,728	51,356
Accretion	688	1,329
Provision for self-insured liabilities	6,037	9,071
Payments for self-insured liabilities	(9,681)	(20,304)
Future income taxes	(3,878)	2,006
Loss (gain) from asset disposals, restructuring charges, impairment and other items	110,942	112,415
Undistributed share of equity accounted earnings	(2,453)	(3,928)
Amortization of deferred financing costs	1,792	3,790
Net change in operating assets and liabilities (1)	—	—

Cash provided by (used in) operations (1)	(71,214)	833
Adjustments for Distributable Income:
Current tax (recovery) on loss (gain) from asset disposal, restructuring charges, impairment and other items	(20,772)	(20,322)
Current tax assumed on the distribution of ALC	137,962	137,962
Net provisions and payments for self-insured liabilities	3,644	11,233
Net change in operating assets and liabilities (1)	—	—
Depreciation on furniture, fixtures, equipment and computers	(7,271)	(14,668)
Principal portion of government capital funding payments	965	1,817

Distributable Income	43,314	116,855
Additional maintenance capital expenditures	(8,797)	(17,924)

Adjusted Funds from Operations	34,517	98,931

(1)	Cash provided by (used in) operations assumes for the purposes of this pro forma statement that there are no additional changes in operating assets and liabilities, and to the extent there were any, they would be excluded from the computation of Distributable Income.

Selected Consolidated Financial and Operating Information of Extendicare (Pre-Arrangement)
The following selected consolidated financial and operating information of Extendicare has been derived from, and should be read in conjunction with, the historical consolidated financial statements of Extendicare and the notes thereto incorporated by reference into this Circular. “See Documents Incorporated by Reference”.

	Six months
	ended June 30		Years ended December 31
(thousands of dollars unless otherwise noted)	2006	2005	2005	2004	2003

Income Statement Data

Revenue	977,428	988,904	1,962,862	1,698,472	1,661,543

EBITDA	121,171	140,498	268,137	229,079	184,087
Depreciation and amortization	33,603	32,531	66,641	54,225	60,203
Accretion expense	678	683	1,347	1,319	1,304
Interest, net	32,372	29,911	59,723	40,174	57,923
Valuation adjustment on interest rate caps	(462)	2,745	2,248	10,379	—
Loss (gain) from restructuring, asset disposals, impairment and other items	8,346	(993)	(9,582)	(3,105)	(905)

Earnings from continuing health care operations before income taxes	46,634	75,621	147,760	126,087	65,562
Income taxes	34,416	28,978	49,658	329	24,158

Earnings from continuing health care operations	12,218	46,643	98,102	125,758	41,404
Share of equity accounted earnings	2,453	2,289	3,928	9,375	18,884

Earnings from continuing operations	14,671	48,932	102,030	135,133	60,288
Loss from discontinued operations, net of income taxes	(3,311)	(5,988)	(7,835)	(10,841)	(516)

Net earnings	11,360	42,944	94,195	124,292	59,772

Earnings per Subordinate Voting Share ($)
Basic
Earnings from continuing operations	0.22	0.71	1.49	1.96	0.86
Net earnings	0.17	0.63	1.38	1.80	0.86

Diluted
Earnings from continuing operations	0.22	0.71	1.47	1.92	0.86
Net earnings	0.17	0.62	1.36	1.76	0.85

Earnings per Multiple Voting Share ($)
Basic
Earnings from continuing operations	0.17	0.66	1.39	1.96	0.86
Net earnings	0.12	0.58	1.28	1.80	0.86

Diluted
Earnings from continuing operations	0.17	0.66	1.37	1.92	0.86
Net earnings	0.12	0.57	1.26	1.76	0.85

Average US/Canadian dollar exchange rate	1.1382	1.2354	1.2116	1.3015	1.4015

Balance Sheet Data (at period end)
Health care assets	1,611,196	1,695,776	1,628,018	1,360,378	1,454,406
Equity accounted investments	74,908	70,920	72,445	68,531	141,779

Total assets	1,686,104	1,766,696	1,700,463	1,428,909	1,596,185

Long-term debt	767,693	858,574	775,243	613,651	750,094

US/Canadian dollar exchange rate	1.1162	1.2254	1.1630	1.2020	1.2965

Note: Certain comparative figures have been restated for the adoption of the accounting policy for conditional asset retirement obligations, and certain items have been reclassified for the discontinued operations identified in 2006.

Reconciliation of Earnings from Continuing Health Care Operations Before Taxes to EBITDA (Pre-Arrangement)
The following is a reconciliation of earnings from continuing health care operations before income taxes to EBITDA.

	Six months
	ended June 30		Years ended December 31
(thousands of dollars)	2006	2005	2005	2004	2003

Earnings from continuing health care operations before income taxes	46,634	75,621	147,760	126,087	65,562
Add (deduct):
Depreciation and amortization	33,603	32,531	66,641	54,225	60,203
Accretion expense	678	683	1,347	1,319	1,304
Interest, net	32,372	29,911	59,723	40,174	57,923
Valuation adjustment on interest rate caps	(462)	2,745	2,248	10,379	—
Loss (gain) from asset disposals, impairment and other items	8,346	(993)	(9,582)	(3,105)	(905)

EBITDA	121,171	140,498	268,137	229,079	184,087

Selected Pro Forma Financial Information of the REIT
The following is a summary of selected pro forma financial information on a consolidated basis for the REIT assuming the ALC Distribution and the Arrangement had occurred at the beginning of the periods indicated. The following should be read in conjunction with the pro forma financial statements of the REIT and the notes thereto attached as Appendix I to this Circular.

	Six months	Year ended
	ended	December 31,
(thousands of dollars) (unaudited)	June 30, 2006	2005

Income Statement Data
Revenue	852,320	1,723,374
Operating and administrative costs	752,015	1,493,933
Lease costs	7,073	14,594

Earnings before undernoted	93,232	214,847
Depreciation and amortization	24,587	49,700
Accretion expense	678	1,329
Interest, net	34,299	66,992
Loss from asset disposal, restructuring charges,
impairment and other items	109,131	107,888

Loss from continuing health care operations before income taxes	(75,463)	(11,062)
Income taxes	123,068	139,933

Loss from continuing health care operations	(198,531)	(150,995)
Share of equity accounted earnings	2,453	3,928

Loss from continuing operations	(196,078)	(147,067)
Loss from discontinued operations, net of income taxes	(3,311)	(7,835)

Net loss	(199,389)	(154,902)

As at
June 30, 2006

Balance Sheet Data
Total assets	1,234,435
Total long-term debt including current portion	920,557

Unitholder Rights Plan
If the Arrangement Resolution is passed by the Shareholders at the Meeting, Shareholders will also be asked to consider and, if thought advisable, pass an ordinary resolution authorizing and approving the adoption of a unitholder rights plan for the REIT. See “Unitholder Rights Plan”.

THE ARRANGEMENT
The Meeting
Extendicare has called the Meeting pursuant to the Interim Order, to consider and, if deemed advisable, to approve the Arrangement Resolution and, if the Arrangement Resolution is approved, to consider and, if deemed advisable, approve the adoption of the Rights Plan and the other matters set forth in the accompanying Notice of Meeting. The Meeting will be held on Monday, October 16, 2006 at 2:00 p.m. (Toronto time) at the Toronto Stock Exchange Broadcast and Conference Centre, Gallery, The Exchange Tower, 130 King Street West, Toronto, Ontario M5X 1J2.
Purpose of the Arrangement
The purpose of the transactions contemplated by the Arrangement is to distribute ALC Class A Shares and ALC Class B Shares to the holders of Extendicare Subordinate Voting Shares and Extendicare Multiple Voting Shares, respectively, and, after giving effect to the ALC Distribution, to convert Extendicare from a corporate structure into a Canadian real estate investment trust. Pursuant to the terms of the Arrangement, holders of Extendicare Multiple Voting Shares will ultimately receive for each Extendicare Multiple Voting Share (a) one ALC Class B Share, and (b) 1.075 REIT Units or, subject to the limitations described in this Circular, 1.075 Exchangeable LP Units, and holders of Extendicare Subordinate Voting Shares will ultimately receive for each Extendicare Subordinate Voting Share (a) one ALC Class A Share, and (b) one REIT Unit or, subject to such limitations, one Exchangeable LP Unit.
Background to and Reasons for the Arrangement
Background
On February 22, 2006, the Board of Directors announced that Extendicare would be undertaking a review of strategic alternatives with a view to enhancing value for Shareholders in light of the belief of the Board and Management that the market prices of Extendicare Multiple Voting Shares and Extendicare Subordinate Voting Shares were not reflective of Extendicare’s underlying operational performance and financial results. The Board indicated that this strategic review process would involve consideration of various alternative structures and options for Extendicare and would be carried out under the supervision and oversight of an independent committee of the Board consisting of four independent directors.
Independent Committee Mandate and Composition
The Independent Committee was authorized by the Board to review and consider such alternatives and to make a recommendation to the Board whether any proposed transaction and related process would be fair to Shareholders and in the best interests of Extendicare. The Independent Committee is comprised of Messrs. Derek H.L. Buntain, George A. Fierheller, Frederick B. Ladly and Alvin G. Libin. The Independent Committee selected Mr. Buntain as its chairman (the “Chair”). During the period from February 22 to May 30, 2006, the Independent Committee met in person or by telephone conference call on 16 occasions in connection with Extendicare’s strategic review process. The Independent Committee was authorized and empowered by the Board to retain such professional advisors as the Independent Committee considered appropriate, including legal counsel and a financial advisor of its own choosing at Extendicare’s expense, to assist the Independent Committee. On March 1, 2006 the Independent Committee retained Borden Ladner Gervais LLP as the Independent Committee’s legal counsel for purposes of the Extendicare strategic review process. Legal counsel to the Independent Committee has attended and participated in all meetings of the Independent Committee and has provided the Independent Committee with legal advice regarding the members’ fiduciary duties and other obligations under applicable corporate and securities laws with respect to the Extendicare strategic review process. Prior to April 13, 2006, the Independent Committee discussed on three occasions the advisability of retaining an investment bank to give an independent fairness opinion in connection with the Extendicare strategic review process. The Independent Committee was advised by its legal counsel that, although not required by law, it was considered prudent to retain an independent investment bank whose compensation would not be contingent on the completion of a transaction. To assist in its deliberations as to whether any proposed transaction and related process would be fair and in the best interests of Extendicare, the Independent Committee unanimously determined that it would obtain an opinion from an independent, experienced and nationally recognized investment banker as to the fairness from a financial point of view of the consideration to be received under any proposed transaction resulting from the Extendicare strategic review process. On April 13, 2006, at the invitation of the Independent Committee, three such investment banking firms made separate presentations to the Independent Committee regarding their respective qualifications and credentials and estimated fees to provide an independent fairness opinion and to act as financial adviser to the Committee in connection with the Extendicare strategic review process. The Independent Committee concluded that Genuity Capital Markets was independent and qualified with requisite expertise and experience to provide an independent fairness opinion and to act as financial adviser to the Independent Committee in connection with the Extendicare strategic review process. The Chair was empowered to negotiate a formal engagement with Genuity Capital Markets to provide such services to the Independent Committee and Genuity Capital Markets was retained by the Independent Committee effective April 24, 2006. For its fairness opinion and other services to the Independent Committee, Genuity Capital Markets is entitled to receive a fixed engagement fee and a further fixed opinion fee payable upon delivery of its written fairness opinion to the Independent Committee with respect to the consideration to be received under any proposed transaction resulting from the Extendicare strategic review process.
Review and Deliberations of the Independent Committee
In carrying out its mandate, the Independent Committee has directed and overseen the Extendicare strategic review process, which has involved consideration of various alternative structures and transactions. Early in the strategic review process, Management recommended to the Independent Committee that a consolidation of Extendicare’s assisted living facilities business under ALC and the distribution of ALC to Shareholders as a U.S. public company with its equity shares to be listed on the NYSE be considered as part of any transaction resulting from the Extendicare strategic review process due to Management’s belief that the value of the investment of Shareholders would more likely be recognized in the stock trading prices by the separation of the assisted living facilities business from Extendicare. The Independent Committee concurred with this recommendation and authorized Management to develop and structure on the foregoing basis a proposal effecting the distribution of ALC for possible inclusion in any transaction resulting from the strategic review process. In addition to the distribution of ALC, the Independent Committee has directed, monitored and overseen over the course of the strategic review process two principal transactional alternatives after giving effect to the distribution of ALC: a sale process relating to a possible sale of some or all of Extendicare’s nursing home business (the “Sale Transaction”); and a process to develop a proposal for a possible conversion of Extendicare from a corporate structure into a Canadian real estate investment trust (the “REIT Conversion”).
The conduct of the Sale Transaction process was carried out by Lehman Brothers and Management under the direction and oversight of the Independent Committee. Lehman Brothers was retained by Extendicare on February 22, 2006 as its non-exclusive financial adviser with respect to, among other things, the Sale Transaction process. In connection with its mandate, Lehman Brothers agreed to provide certain financial advisory services including designing and assisting Extendicare in the execution of a Sale Transaction process, assisting in coordinating the data room and due diligence investigations in connection with a Sale Transaction process and, if requested by Extendicare, rendering a written fairness opinion to the Board of Directors with respect to the consideration to be received pursuant to any Sale Transaction resulting from the strategic review process. As compensation for Lehman Brothers’ services, Extendicare agreed to pay Lehman Brothers a fixed fee payable upon delivery of any such fairness opinion and also agreed to pay a fee to Lehman Brothers in the event a Sale Transaction occurred, such a fee consisting of a base fee equal to a prescribed percentage of the total consideration paid under the Sale Transaction and, subject to the aggregate consideration paid under the Sale Transaction exceeding a specified dollar threshold, an incentive fee equal to a prescribed percentage of the incremental consideration.
In connection with the Sale Transaction process, Lehman Brothers contacted or was contacted by 28 parties regarding a possible Sale Transaction. As a result of these inquiries and as authorized by the Independent Committee, Lehman Brothers and Extendicare negotiated confidentiality agreements with 15 parties. The parties to these confidentiality agreements were given due diligence access to a virtual data room relating to Extendicare’s nursing home business and due diligence access to Extendicare’s nursing home management and U.S. and Canadian nursing homes. Subsequently, non-binding written expressions of interest were received by Lehman Brothers from five financial parties with respect to a possible Sale Transaction. Each of these potential purchasers was given an opportunity to carry out further due diligence with respect to Extendicare’s nursing home business and written conditional proposals regarding a possible Sale Transaction were received from two financial parties.
On April 13, 2006, the Independent Committee met with Lehman Brothers, Management and Extendicare’s legal counsel and received the preliminary comments of such counsel and was given a comprehensive oral and written presentation from Lehman Brothers dealing with its review, analysis, evaluation and recommendations relating to cash proposals from two financial parties regarding a possible Sale Transaction. Following Lehman Brothers’ presentation, the Independent Committee met separately with Management and Extendicare’s legal counsel and discussed further the Lehman Brothers presentation as well as certain aspects of the two proposals. During these discussions, Management informed the Independent Committee of a draft written presentation regarding the potential financial attractiveness to Shareholders of a conversion to a real estate investment trust which had been prepared by CIBC World Markets and delivered to Management in connection with the strategic review process. The Independent Committee commented generally on CIBC World Markets’ draft presentation and discussed certain business, legal and tax issues relating to a potential REIT Conversion with Management. The Independent Committee then unanimously authorized Management to instruct Lehman Brothers to attempt to negotiate further with the two potential financial purchasers with a view to enhancing the consideration offered under, or improving the other terms of, either or both of their Sale Transaction proposals. The Independent Committee also instructed Management to work, together with Extendicare’s legal counsel and with CIBC World Markets in respect of its draft presentation and to invite CIBC World Markets to make a presentation to the Independent Committee regarding a potential REIT Conversion as soon as possible.
On April 20, 2006, the Independent Committee met with representatives of CIBC World Markets, Management and Extendicare’s legal counsel. CIBC World Markets provided a written and oral presentation to the Independent Committee regarding a potential REIT Conversion as a means to enhance shareholder value. In its presentation, CIBC World Markets expressed to the Independent Committee its preliminary view that a REIT Conversion could potentially provide greater consideration to be received by the Shareholders than would be received on a Sale Transaction. Following the CIBC World Markets presentation, the Independent Committee met separately with Management and Extendicare’s legal counsel to consider and discuss further CIBC World Markets’ presentation. Management concurred with CIBC World Markets’ preliminary view that a REIT Conversion could potentially provide such increased consideration. The Independent Committee met separately and unanimously authorized the Chair to update the Board of Directors on the status of the strategic review process including, in particular, the two Sale Transaction proposals and the preliminary view of CIBC World Markets that a REIT Conversion could potentially provide increased consideration for Shareholders compared to a Sale Transaction. The Chair was also instructed to request confirmation from the Board of Directors that the Independent Committee should consider further a potential REIT Conversion as part of the Extendicare strategic review process and Management, Extendicare’s legal counsel and CIBC World Markets under the supervision of the Independent Committee should develop a proposal for a potential REIT Conversion and that parallel efforts should be made by Lehman Brothers and Management to continue the Sale Transaction process and by further negotiations possibly enhance the consideration offered and/or improve the other terms of the two Sale Transaction proposals.
At a meeting of the Board of Directors held on April 21, 2006, the Chair of the Independent Committee provided the Board with an oral report regarding the two Sale Transaction proposals and advised the Board of CIBC World Markets’ preliminary view that a REIT Conversion could potentially provide increased consideration for Shareholders compared to a Sale Transaction. The Board of Directors confirmed that the Independent Committee should consider further a potential REIT Conversion transaction and Management, Extendicare’s legal counsel and CIBC World Markets should develop a proposal for a potential REIT Conversion and that parallel efforts should be made by Lehman Brothers and Management to continue the Sale Transaction process and by further negotiations possibly enhance the consideration offered and/or improve the other terms of the two Sale Transaction proposals.
On April 21, 2006, one of the financial purchasers presented in writing to Lehman Brothers a revised Sale Transaction proposal which increased the total consideration offered and removed the financing condition contained in its previous proposal. The other financial purchaser presented to Lehman Brothers a Sale Transaction proposal which also increased the total consideration offered, however it was a significantly smaller increase than the competing proposal.

On May 4, 2006, the Independent Committee met with Management and Extendicare’s legal counsel to review the status of the Sale Transaction process and the development of a proposal for a potential REIT Conversion and to discuss certain operational, structural, legal and tax matters relating to a potential REIT Conversion. For purposes of this meeting, Lehman Brothers had prepared and sent to the Independent Committee a written presentation assessing and evaluating from Lehman Brothers’ point of view certain financial aspects of the revised Sale Transaction proposal and a potential REIT Conversion. The Independent Committee had also been provided with a further written CIBC World Markets presentation updating its prior presentation to the Independent Committee regarding a potential REIT Conversion. The Independent Committee confirmed to Management its previous instructions that all necessary work be undertaken with respect to the development of a proposal for a REIT Conversion in light of its continued potential to provide increased consideration for Shareholders than a Sale Transaction.
On May 5, 2006, Extendicare announced publicly by a news release that its strategic review process was ongoing and that the sale of Extendicare or a reorganization of all or a part of Extendicare were still being considered by the Independent Committee and that Extendicare anticipated announcing a conclusion to this process in the next two or three weeks.
On May 8, 2006, the Independent Committee met with its financial adviser, Genuity Capital Markets, and received an oral and written presentation by Genuity Capital Markets noting certain financial and market aspects of the revised Sale Transaction proposal and a potential REIT Conversion. Genuity Capital Markets commented on the potential competitive pricing opportunity presented to the Independent Committee by these alternative transactions. Genuity Capital Markets outlined, and received the Independent Committee’s approval to carry out, a work plan which would permit Genuity Capital Markets to be able to advise the Independent Committee about whether the revised Sale Transaction proposal or a REIT Conversion would offer the potential for greater consideration to be received by the Shareholders.
On May 12, 2006, Management prepared a memorandum containing a transaction overview for purposes of the Extendicare strategic review process outlining the general terms and structure of a proposed reorganization (the “Reorganization”) of Extendicare which would involve (i) the distribution of ALC and (ii) either (A) the Sale Transaction or (B) the REIT Conversion. The Reorganization would be effected by way of a plan of arrangement under the CBCA. In connection with the distribution of ALC, ALC would have a dual common share structure consisting of multiple voting and subordinate voting share classes. Each holder of Extendicare Subordinate Voting Shares would be entitled to receive one ALC subordinate voting common share for each Extendicare Subordinate Voting Share and each holder of Extendicare Multiple Voting Shares would be entitled to receive one ALC multiple voting common share for each Extendicare Multiple Voting Share. The ALC multiple voting shares and subordinate voting shares would be identical with each other except that (i) the multiple voting shares would carry ten votes per share and the subordinate voting shares would carry one vote per share, and (ii) the multiple voting shares would (a) not be listed, (b) not be transferable except to “related parties” and (c) be convertible into ALC subordinate voting shares on a basis to be negotiated by the Independent Committee and Scotia Investments Limited (the “Principal Shareholder”), the holder of the majority of the Extendicare Multiple Voting Shares. The intention would be to list the subordinate voting shares of ALC on the NYSE. Under the REIT Conversion, each holder of Extendicare Subordinate Voting Shares would be entitled to receive one unit of the REIT for each Extendicare Subordinate Voting Share and each holder of Extendicare Multiple Voting Shares would be entitled to receive REIT Units on a basis to be negotiated by the Independent Committee and the Principal Shareholder in connection with the Reorganization. Alternatively, and subject to certain limits, a Canadian holder of Extendicare Multiple Voting Shares or a Canadian holder of Extendicare Subordinate Voting Shares could defer receipt of REIT Units by electing to receive units of a subsidiary limited partnership which would be exchangeable, subject to ordinary course adjustments, for REIT Units and until an exchange is effected would be the voting and economic equivalent of REIT Units. The REIT would have one class of units and the intention would be to list the REIT Units on the TSX.
On May 17, 23 and 25, 2006, the Independent Committee met to review and consider the terms and various other aspects of the Reorganization and its constituent elements and in particular to review and assess further the comparative merits of the revised Sale Transaction proposal and the REIT Conversion. At each of these meetings, the Independent Committee received a presentation from its financial adviser, Genuity Capital Markets, regarding its review, analysis and evaluation of the comparative financial merits of the revised Sale Transaction proposal and the REIT Conversion. Genuity Capital Markets advised the Independent Committee on each of these occasions that, based upon the information available to it and the work completed by Genuity Capital Markets at such time, the REIT Conversion appeared to offer the potential for greater consideration to be received by Shareholders than the revised Sale Transaction proposal. At the conclusion of its meeting on May 25th, the Independent Committee unanimously authorized Management to instruct Lehman Brothers to contact the potential Sale Transaction purchaser and determine whether that party was prepared to increase the aggregate consideration offered under its Sale Transaction proposal to an amount equal to or in excess of a threshold dollar amount specified by the Independent Committee. Based on the information and analysis available to it, the Independent Committee believed that an increase in the aggregate consideration under the existing Sale Transaction proposal to, or in excess of, the specified threshold amount would result in the Sale Transaction proposal offering greater consideration for Shareholders than the REIT Conversion. The Independent Committee also requested Lehman Brothers to advise the financial purchaser that, in the absence of such an increase in the aggregate consideration offered under its Sale Transaction proposal to at least the specified threshold amount, the Independent Committee would be inclined to recommend to the Board of Directors a Reorganization including the REIT Conversion rather than the Sale Transaction due to the potential for greater increased consideration and investment flexibility for Shareholders offered by the REIT Conversion. During its deliberations, the Independent Committee also took into account its belief that the REIT Conversion, in comparison to the Sale Transaction proposal, could be completed more expeditiously, had fewer regulatory compliance requirements, provided more investment flexibility and tax deferral options for some Shareholders and had a higher certainty of completion.
From the outset of their deliberations in February 2006, all members of the Independent Committee agreed that it would be in the best interests of Extendicare for its non-coattailed dual class multiple voting share and subordinate voting share structure to be replaced by a single class of voting shares and that the Extendicare strategic review process provided a timely opportunity to seek to negotiate such an outcome. The Chair was authorized unanimously by the Independent Committee to approach the Principal Shareholder in respect of the unanimous view of the Independent Committee that a single class share structure rather than the existing non-coattailed dual class share structure would be in the best interests of Extendicare and could in all likelihood be effected in connection with any proposed transaction(s) resulting from the Extendicare strategic review process. The Chair was advised by the Principal Shareholder that it would only support a transaction which would result in the replacement of Extendicare’s dual class share structure by a single class share structure immediately or over a period of time if there were an exchange ratio greater than 1:1 for the conversion of the Extendicare Multiple Voting Shares included in the terms of any transaction(s). During April and May, 2006, the Independent Committee considered and discussed further the opportunity presented by Extendicare’s strategic review process to deal with Extendicare’s dual class share structure and debated how to deal with the greater than 1:1 exchange ratio for the conversion of the Extendicare Multiple Voting Shares required by the Principal Shareholder in order for any transaction(s) to receive its support. The Chair engaged in further discussions with the Principal Shareholder and advised it of the view of the Independent Committee that a 1:1 exchange ratio for the conversion of the Extendicare Multiple Voting Shares would be in the best interests of Extendicare. The Principal Shareholder rejected a 1:1 exchange ratio for the conversion of the Extendicare Multiple Voting Shares and proposed a 1.1:1 exchange ratio for the conversion of the Extendicare Multiple Voting Shares. In addition, the Independent Committee received a letter dated May 15, 2006 from a significant holder of Extendicare Multiple Voting Shares which is unrelated to the Principal Shareholder that referred to a previous valuation prepared by a nationally recognized Canadian investment advisor and advocated that in any transaction the holders of the multiple voting shares receive a 10% premium to the holders of the Subordinate Voting Shares and this would result in a modest 1.6% dilution factor for the Extendicare Subordinate Voting Shares measured on a fully diluted basis. Further negotiations between the Chair on behalf of the Independent Committee and the Principal Shareholder ultimately resulted in a 1.075:1 exchange ratio for the conversion of the Extendicare Multiple Voting Shares being acceptable to the Principal Shareholder. It was agreed that a 1.075:1 exchange ratio for the conversion of the Extendicare Multiple Voting Shares would be used at the time of completion of the transaction for purposes of the conversion of the Extendicare Multiple Voting Shares into REIT Units in connection with the REIT Conversion and a 1.075:1 exchange ratio for the conversion of the ALC multiple voting shares would be set forth in the attributes of the ALC multiple voting shares to be issued on a one-for-one basis for each Extendicare Multiple Voting Share in connection with the distribution of ALC (subject to all ALC multiple voting shares not being listed on any stock exchange and not being transferable except to related parties). In connection with the negotiation of the 1.075:1 exchange ratio and in conjunction with its review and consideration of these exchange ratio arrangements, the Independent Committee received advice from time to time in April and May from its financial advisor, Genuity Capital Markets, including confirmation that a 1.075:1 exchange ratio for the conversion of the Extendicare Multiple Voting Shares, as contemplated by the Reorganization (consisting of the distribution of ALC and the REIT Conversion), and the corresponding dilution of the economic interest of the holders of the Extendicare Subordinate Voting Shares, is within the range of exchange ratios in precedent transactions deemed relevant.
Conclusions and Recommendations of the Independent Committee
On May 30, 2006, the Independent Committee met and was briefed by Lehman Brothers, CIBC World Markets, Management, Extendicare’s legal counsel and the Independent Committee’s financial adviser, Genuity Capital Markets, regarding the Reorganization, the revised Sale Transaction proposal and/or the REIT Conversion. Lehman Brothers and Management advised the Independent Committee that, while the financial purchaser was prepared to increase the aggregate consideration offered under its Sale Transaction proposal, the increased aggregate consideration under its Sale Transaction proposal would be less than the threshold amount specified by the Independent Committee in its prior instructions. Lehman Brothers confirmed to the Independent Committee that the financial purchaser had been advised of the Independent Committee being inclined to recommend to the Board a Reorganization including the REIT Conversion rather than its Sale Transaction if the increased aggregate consideration offered under its Sale Transaction proposal did not equal or exceed the threshold amount specified by the Independent Committee. CIBC World Markets reported to the Independent Committee on its further review and consideration of the REIT Conversion including its updated views on various financial and market aspects of the REIT Conversion and confirmed its continued support for the REIT Conversion. The Independent Committee also received an update on certain structural and tax aspects pertaining to the REIT Conversion from Management and Extendicare’s legal counsel. Genuity Capital Markets then reviewed with the Independent Committee its assessment and evaluation of the REIT Conversion, the distribution of ALC and the Reorganization as a whole and based on the information available to it and based on its work to date, confirmed its earlier advice that the REIT Conversion offered the potential for greater consideration for Shareholders than the Sale Transaction and delivered to the Independent Committee its oral opinion that the consideration to be received by the holders of the Extendicare Subordinate Voting Shares under the Reorganization is fair from a financial point of view to the holders of Extendicare Subordinate Voting Shares. The Independent Committee was briefed by its legal counsel on the principal terms of the Reorganization and the duties and responsibilities of the Independent Committee in considering the Reorganization and with respect to the Extendicare strategic review process. The Independent Committee considered the proposed Reorganization from a business, financial and legal perspective and decided unanimously to recommend to the Board of Directors that the distribution of ALC and the REIT Conversion is fair and in the best interests of Extendicare and the Shareholders and authorized the Chair to report these determinations to the Board of Directors.
In evaluating the REIT Conversion together with the ALC Distribution (the “REIT Reorganization”) and in making its recommendation, the Independent Committee considered a number of factors. In view of the variety of factors considered, the Independent Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination as to the fairness of the REIT Reorganization and its recommendation to the Board of Directors. The factors considered by the Independent Committee included:
•	the implementation of the REIT Reorganization will provide Shareholders greater flexibility in their investment decisions, based on their analysis and evaluation of ALC and the REIT separately in accordance with their view of the objectives and prospects of each business;

•	the share prices for the Extendicare Subordinate Voting Shares and the Extendicare Multiple Voting Shares, prior to the February 22, 2006 announcement of the strategic review process, did not reflect the value of the underlying assets and business and operations of Extendicare. The intention is that a separation of the ALC and Extendicare businesses will enhance the value of Shareholders’ investment;

•	monthly cash distributions are anticipated to provide an attractive return to unitholders of the REIT without impairing the ability of the REIT to sustain its existing assets, repay external debt, finance capital expenditures and expand its business through both organic and acquisition-related growth;

•	Extendicare is currently cash taxable. A real estate investment trust structure will allow Extendicare to reduce its liability for cash taxes at the corporate level thereby increasing the amount of cash available for distribution to unitholders;

•	with the exchange of the Extendicare Subordinate Voting Shares and Extendicare Multiple Voting Shares for a single class of REIT Units, Shareholders are expected to benefit from increased liquidity;

•	units of real estate investment trusts are generally valued on a cash-yield basis, which is expected to result in more favourable market trading levels for the REIT Units after taking into account the ALC Distribution compared to the pre-February 22, 2006 trading levels for the Extendicare Subordinate Voting Shares and Extendicare Multiple Voting Shares;

•	the REIT Units are expected to provide an enhanced ability for the REIT to pursue its growth strategy, through access to equity capital and as a form of consideration for acquisitions; and

•	based on Extendicare’s recent performance, after the implementation of the REIT Reorganization, each of ALC and the REIT is expected to be a viable enterprise in its own right capable of operating and competing effectively in its business.
In addition to its conclusion in respect of substantive fairness, the Independent Committee concluded that the REIT Reorganization is procedurally fair because:
•	the Independent Committee consists entirely of independent directors;

•	the Independent Committee received advice from independent legal counsel and Genuity Capital Markets, an independent financial advisor, in connection with its evaluation of the REIT Reorganization, including the distribution of ALC and the REIT Conversion, and from CIBC World Markets in connection with its analysis of the REIT Conversion;

•	the REIT Reorganization is subject to the approval of holders of 66 2/[3] % of the Extendicare Multiple Voting Shares and 66 2/[3] % of the Extendicare Subordinate Voting Shares, voting as separate classes;

•	Extendicare Shareholders will be afforded a right to dissent and to demand fair value for their Extendicare Multiple Voting Shares or Extendicare Subordinate Voting Shares through the exercise of Dissent Rights in the event that the REIT Reorganization is consummated;

•	the REIT Reorganization is subject to Court approval, which will consider, among other things, the fairness and reasonableness of the REIT Reorganization to Shareholders; and

•	although ALC retains a dual-voting common share class structure, the holders of the ALC Class A Shares (one vote per share) will have significantly greater protections than they have as holders of the Extendicare Subordinate Voting Shares in view of the transfer restrictions of the ALC Class B shares (ten votes per share).
Genuity Capital Markets and CIBC World Markets Fairness Opinions
Genuity Capital Markets has delivered a fairness opinion to the Independent Committee that, subject to the limitations and assumptions set forth therein, the consideration to be received by holders of Extendicare Subordinate Voting Shares under the Arrangement is fair from a financial point of view. CIBC World Markets has delivered a fairness opinion to the Board that, subject to the limitations and assumptions set forth therein, the consideration to be received by holders of Extendicare Multiple Voting Shares and holders of Extendicare Subordinate Voting Shares under the Arrangement is fair from a financial point of view. The full text of the Fairness Opinions, which set forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken by Genuity Capital Markets and CIBC World Markets in rendering their respective opinions, are attached as Appendices F and G, respectively, to this Circular. Shareholders are urged to read the Fairness Opinions in their entirety. Genuity Capital Markets provided its opinion for the benefit of the Independent Committee and CIBC World Markets provided its opinion for the benefit of the Board in connection with their consideration of the Arrangement. Neither of the Fairness Opinions is a recommendation as to how Shareholders should vote or act with respect to the Arrangement.
Recommendation of the Board of Directors
The Board of Directors received and carefully reviewed various oral and written reports from Management, financial advisors and external counsel to Extendicare and carefully considered all material factors which it concluded to be relevant as a result of its deliberations or identified to it by its advisors relating to the REIT Reorganization. The Board, also having carefully considered the unanimous recommendation of the Independent Committee and the Fairness Opinions, has unanimously concluded that in its opinion, the Arrangement is fair to the Shareholders and in the best interests of Extendicare and ALC, and recommends the Shareholders vote in favour of the Arrangement Resolution and the Rights Plan Resolution.
Confirmation of Support
The directors and senior officers of Extendicare, who beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 545,300 Extendicare Multiple Voting Shares and 2,813,613 Extendicare Subordinate Voting Shares (assuming the exercise of Options held by them), have indicated to Extendicare that they intend to vote in favour of the Arrangement Resolution.
Scotia Investments Limited, which beneficially owns, directly or indirectly, approximately 7,600,000 Extendicare Multiple Voting Shares and 8,667 Extendicare Subordinate Voting Shares, has also indicated to Extendicare that it intends to vote in favour of the Arrangement Resolution.
Arrangement Steps
The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement.
The REIT, Extendicare Trust, Holding GP, Extendicare Holding Partnership, Extendicare, Newco, ULC and ALC have entered into the Arrangement Agreement, which provides for the implementation of the Arrangement pursuant to Section 192 of the CBCA. The Arrangement will become effective on the date of filing of the Final Order and the Articles of Arrangement and related documents in the form prescribed by the CBCA with the Director.
Pre-Arrangement Transactions
Prior to the implementation of the Arrangement, unless otherwise agreed to by the respective parties to the applicable Pre-Arrangement Transactions, the Pre-Arrangement Transaction shall occur.
Arrangement Transactions
On the Effective Date, pursuant to the Plan of Arrangement, each of the events set out below shall be deemed to occur at the Effective Time in the order set out below without further act or formality:
(a)	the Extendicare Subordinate Voting Shares and the Extendicare Multiple Voting Shares held by Dissenting Shareholders who have validly exercised Dissent Rights shall be deemed to have been transferred to Extendicare and cancelled and shall cease to be outstanding and such Dissenting Shareholders shall cease to have any rights as Shareholders other than the right to be paid the fair value of their Extendicare Subordinate Voting Shares and/or their Extendicare Multiple Voting Shares, as the case may be;

(b)	the articles of Extendicare shall be amended

(i)	to create an unlimited number of common shares designated as common shares; and

(ii)	to decrease the authorized share capital by cancelling all of the authorized Class I Preferred Shares and Class II Preferred Shares and by deleting the rights, privileges, restrictions and conditions attached to the Class I Preferred Shares and Class II Preferred Shares;
(c)	each Extendicare Subordinate Voting Share shall be exchanged by the holder thereof with Extendicare for one Extendicare Common Share and one ALC Class A Share;

(d)	each Extendicare Multiple Voting Share shall be exchanged by the holder thereof with Extendicare for 1.075 Extendicare Common Shares and one ALC Class B Share;

(e)	(i)	Extendicare shall reduce the aggregate amount in the stated capital account it maintains for the Extendicare Multiple Voting Shares to nil, and shall add an amount equal to the aggregate amount of such reduction to the stated capital account it maintains for the Extendicare Common Shares;
(ii)	Extendicare shall reduce the aggregate amount in the stated capital account it maintains for the Extendicare Subordinate Voting Shares to nil, and shall add an amount equal to the aggregate amount of such reduction to the stated capital account it maintains for the Extendicare Common Shares; and

(iii)	the Extendicare Multiple Voting Shares and Extendicare Subordinate Voting Shares exchanged under clauses (c) and (d) shall be cancelled, and the articles of Extendicare shall be amended to further decrease the authorized share capital by cancelling all of the authorized Extendicare Subordinate Voting Shares and Extendicare Multiple Voting Shares and by deleting the rights, privileges, restrictions and conditions attaching to the Extendicare Multiple Voting Shares and Extendicare Subordinate Voting Shares;
(f)	each issued and outstanding Extendicare Common Share in respect of which an Electing Shareholder has validly elected to receive an Exchangeable LP Unit (except, for greater certainty, any such Extendicare Common Share elected to be transferred in consideration for Exchangeable LP Units exceeding the holder’s pro rata allocation of the Maximum Number of Exchangeable LP Units) shall be transferred to Extendicare Holding Partnership free and clear of all liens, claims and encumbrances in consideration for Exchangeable LP Units and related Ancillary Rights on a one-for-one basis;

(g)	each issued and outstanding Extendicare Common Share not transferred to Extendicare Holding Partnership under paragraph (f) above shall be transferred to Newco free and clear of all liens, claims and encumbrances in consideration for a Newco Note;

(h)	each Newco Note shall be transferred to the REIT free and clear of all liens, claims and encumbrances in consideration for a REIT Unit, with the result that the number of REIT Units received by a Shareholder shall be equal to the number of Extendicare Common Shares transferred by the holder to Newco under paragraph (g) above;

(i)	the Newco Notes held by the REIT shall be transferred to Extendicare Trust free and clear of all liens, claims and encumbrances in consideration for Series 1 Trust Notes and Trust Units with an aggregate value equal to the aggregate principal amount of the Newco Notes so transferred;

(j)	the Newco Notes held by Extendicare Trust shall be transferred to Extendicare Holding Partnership free and clear of all liens, claims and encumbrances in consideration for that number of Class A Holding Partnership Units of Extendicare Holding Partnership equal to the number of Extendicare Common Shares transferred to Newco pursuant to paragraph (g) above;

(k)	the Newco Notes held by Extendicare Holding Partnership shall be transferred to ULC free and clear of all liens, claims and encumbrances for ULC Notes and ULC Shares with an aggregate value equal to the aggregate principal amount of the Newco Notes so transferred;

(l)	the Extendicare Common Shares held by Extendicare Holding Partnership shall be transferred to ULC free and clear of all liens, claims and encumbrances pursuant to a joint election under Section 85(2) of the Tax Act in consideration for ULC Shares;

(m)	the Extendicare Common Shares held by ULC shall be transferred to Newco free and clear of all liens, claims and encumbrances pursuant to a joint election under Section 85(1) of the Tax Act in consideration for Newco Shares;

(n)	a portion of the Newco Notes held by ULC shall be transferred to Newco free and clear of all liens, claims and encumbrances in consideration for Newco Shares and the Newco Notes so transferred shall be cancelled; and

(o)	Extendicare and Newco (collectively, the “predecessor corporations”) shall amalgamate to form Extendicare Amalco, with the effect that:
(i)	all of the property of the predecessor corporations held immediately before the amalgamation (except any amounts receivable from any predecessor corporation or shares of any predecessor corporation) shall become the property of Extendicare Amalco;

(ii)	all of the liabilities of the predecessor corporations immediately before the amalgamation (except any amounts payable to any predecessor corporation) shall become liabilities of Extendicare Amalco;

(iii)	all of the issued and outstanding Extendicare Common Shares held by Newco immediately before the amalgamation shall be cancelled without repayment of capital;

(iv)	any existing cause of action, claim or liability to prosecution of either of the predecessor corporations shall be unaffected;

(v)	any civil, criminal or administrative action or proceeding pending by or against either of the predecessor corporations may be continued to be prosecuted by or against Extendicare Amalco;

(vi)	a conviction against, or ruling, order or judgment in favour of or against, either of the predecessor corporations may be enforced by or against Extendicare Amalco;

(vii)	the articles and by-laws of Extendicare Amalco shall be the same as the articles and by-laws of Newco; and

(viii)	the Newco Shares and Newco Notes held by ULC immediately before the amalgamation shall become Amalco Shares and Extendicare Amalco debt, respectively, by virtue of the amalgamation, and the stated capital of the Amalco Shares shall be equal to the stated capital of the Newco Shares immediately before such amalgamation.
No fractional REIT Units or Exchangeable LP Units shall be issued pursuant to the Arrangement. In the event that any exchange ratio referred to in this Circular would in any case result in a former holder of Extendicare Shares being entitled to a fractional REIT Unit or Exchangeable LP Unit, such REIT Units or Exchangeable LP Units shall be rounded to the nearest whole number, provided that each beneficial former holder of Extendicare Shares, shall be entitled to the benefit of only one adjustment in respect of each of such holder’s REIT Units or Exchangeable LP Units.

Effect of the Arrangement
The purpose of the transactions contemplated by the Arrangement is to distribute ALC Class A Shares and ALC Class B Shares to the holders of Extendicare Subordinate Voting Shares and Extendicare Multiple Voting Shares, respectively, and, after giving effect to the ALC Distribution, to convert Extendicare from a corporate structure into a Canadian real estate investment trust.
After giving effect to the Arrangement steps:
(a)	the former Shareholders will own all of the outstanding ALC Shares (except to the extent that Extendicare continues to own ALC Shares that would have otherwise been distributed to holders of Extendicare Shares had they not validly exercised their Dissent Rights);

(b)	the former Shareholders will own all of the issued and outstanding REIT Units;

(c)	the REIT will own all of the issued and outstanding Trust Units and Series 1 Trust Notes;

(d)	the former Shareholders who validly elect to receive Exchangeable LP Units will own all of the issued and outstanding Exchangeable LP Units and Special Voting Units;

(e)	Extendicare Trust will own all of the Class A Holding Partnership Units;

(f)	Holding GP will be the general partner of, and will own a 0.01% general partnership interest in, Extendicare Holding Partnership;

(g)	Extendicare Holding Partnership will own all of the ULC Shares and ULC Notes; and

(h)	ULC will own all of the Amalco Shares and remaining Newco Notes.
Immediately following the implementation of the Arrangement, the principal amount of the remaining issued and outstanding Newco Notes is expected to be approximately $200 million.
Structure Before the Arrangement and Following the Completion of the Arrangement
The following diagrams illustrate the organizational structure of Extendicare and the REIT before the Arrangement and the organizational structure of the REIT and ALC after the Arrangement.

EXTENDICARE
PRE-ARRANGEMENT

Notes:
(1) “=” indicates omission of intermediary wholly-owned Subsidiaries.

EXTENDICARE REAL ESTATE INVESTMENT TRUST
PRE-ARRANGEMENT

EXTENDICARE REAL ESTATE INVESTMENT TRUST AND ALC
POST-ARRANGEMENT

Notes:
(1)	Former holders of Extendicare Multiple Voting Shares and Extendicare Subordinate Voting Shares will own all of the ALC Class B Shares and ALC Class A Shares, respectively, except to the extent that Extendicare Amalco continues to own ALC Class B Shares and ALC Class A Shares that would have otherwise been distributed to such holders had they not validly exercised their Dissent Rights.

(2)	Exchangeable LP Units will be exchangeable for REIT Units at the option of the holder on a one-for-one basis, will be entitled to vote with the Unitholders pursuant to the Special Voting Units and are intended to be, to the extent possible, the economic equivalent of REIT Units.

(3)	“=” indicates omission of intermediary wholly-owned Subsidiaries.

Arrangement Agreement
The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of the parties thereto and various conditions precedent, both mutual and with respect to each party.
The Arrangement Agreement is attached as Appendix E to this Circular and reference is made thereto for the full text thereof.
The REIT, Extendicare Trust and Extendicare Amalco will enter into the Administration Agreement pursuant to which Extendicare Amalco will provide certain administrative services and facilities to the REIT and Extendicare Trust. See “Information Concerning the REIT — Administration Agreement”.
Procedure for the Arrangement Becoming Effective
The Arrangement is proposed to be carried out pursuant to Section 192 of the CBCA. The following procedural steps must be taken for the Arrangement to become effective:
(a)	the Arrangement must be approved by the Shareholders at the Meeting as described herein;

(b)	the Arrangement must be approved by the Court pursuant to the Final Order;

(c)	all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate parties;

(d)	the Articles of Arrangement and related documents in the form prescribed by the CBCA, together with a copy of the Final Order and Plan of Arrangement, must be filed with the Director; and

(e)	the Certificate must be issued by the Director.
Shareholder Approvals
Pursuant to the Interim Order, the Arrangement Resolution is required to be approved by the affirmative vote of not less than two-thirds of the votes cast by the holders of Extendicare Multiple Voting Shares present in person or represented by proxy at the Meeting and the affirmative vote of not less than two-thirds of the votes cast by the holders of Extendicare Subordinate Voting Shares present in person or represented by proxy at the Meeting, with the holders of the Extendicare Multiple Voting Shares and the holders of the Extendicare Subordinate Voting Shares each being entitled to vote separately as a class. Notwithstanding the foregoing, the Arrangement Resolution authorizes the Board of Directors, without further notice to or approval of the Shareholders, subject to the terms of the Arrangement Agreement, to amend the Plan of Arrangement and the Arrangement Agreement, to decide not to proceed with the Arrangement or to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA. See Appendix A to this Circular for the full text of the Arrangement Resolution.
The Rights Plan Resolution must be approved by the affirmative vote of not less than a majority of the votes cast by the holders of Extendicare Multiple Voting Shares present in person or represented by proxy at the Meeting and the holders of Extendicare Subordinate Voting Shares present in person or represented by proxy at the Meeting voting together. See Appendix B to this Circular for the full text of the Rights Plan Resolution.
Court Approvals
Interim Order
On September 13, 2006, the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters. The Interim Order is attached as Appendix D to this Circular.

Final Order
Pursuant to the CBCA, the Arrangement requires Court approval. Subject to the terms of, and satisfaction or waiver of the conditions precedent set forth in, the Arrangement Agreement, and if the Arrangement Resolution is approved by the Shareholders at the Meeting in the manner required by the Interim Order, Extendicare will make an application to the Court for the Final Order. The Notice of Return of Application applying for the Final Order is attached as Appendix C to this Circular.
The application for the Final Order approving the Arrangement is expected to be made at 10:00 a.m. (Toronto time) on October 24, 2006, or as soon thereafter as counsel may be heard, before the Court at 330 University Avenue, Toronto, Ontario, M5G 1R7. At the hearing, any shareholder or any other interested party who wishes to participate or be represented or to present argument or evidence may do so in accordance with the provisions of the Interim Order, subject to other direction of the Court. Pursuant to the Interim Order, each such party shall serve upon Extendicare a notice of appearance, together with any evidence or materials which such party intends to present to the Court, all in accordance with the Ontario Rules of Civil Procedure, and shall file such materials with the Court in accordance with the applicable rules of civil procedure. Service of such notice shall be effected by service upon the solicitors for Extendicare: Bennett Jones LLP, 3400 One First Canadian Place, PO Box 130, Toronto, Ontario M5X 1A4, Attention: Robert Staley, Telephone: (416) 863-1200 and Facsimile: (416) 863-1716.
The Securities to be issued pursuant to the Arrangement will not be registered under the 1933 Act in reliance upon the exemption from registration provided by Section 3(a)(10) thereof. The Court will be advised at the hearing of the application for the Final Order that if the Court approves the terms and conditions of the Arrangement, the Securities issued pursuant to the Arrangement will not require registration under the 1933 Act.
Extendicare has been advised by its legal counsel, Bennett Jones LLP, that the Court has broad discretion under the CBCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, Extendicare, ALC or the REIT may determine not to proceed with the Arrangement.
Conditions Precedent to the Arrangement
On the Effective Date, a series of transactions will be deemed to occur in order to distribute ALC Class A Shares and ALC Class B Shares to the holders of Extendicare Subordinate Voting Shares and Extendicare Multiple Voting Shares, respectively, and, after giving effect to the ALC Distribution, to convert Extendicare and its business from a corporate structure to a Canadian real estate investment trust. See “The Arrangement — Arrangement Steps — Arrangement Transactions”. The completion of these transactions will be subject to a number of conditions, which must be satisfied (or otherwise waived by each of the applicable parties) on or before the Effective Date. These conditions include:
(a)	the Interim Order shall have been granted in form and substance satisfactory to the parties to the Arrangement Agreement, acting reasonably, not later than September 30, 2006 or such later date as such parties may agree and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

(b)	the Arrangement Resolution shall have been approved by not less than two-thirds of the votes cast by holders of the Extendicare Subordinate Voting Shares and by holders of the Extendicare Multiple Voting Shares, voting on a class basis, in person or by proxy, at the Meeting;

(c)	the Final Order approving the Arrangement shall have been obtained from the Court in form and substance satisfactory to the parties to the Arrangement Agreement;

(d)	the Articles of Arrangement, together with a copy of the Plan of Arrangement and the Final Order and such other materials as may be required by the Director, in form and substance satisfactory to the parties to the Arrangement Agreement, shall have been filed with the Director in accordance with subsection 192(6) of the CBCA;

(e)	all necessary consents, orders, rulings, approvals, opinions and assurances, including regulatory, judicial, third party and advisor opinions, approvals and orders, required for the completion of the transactions provided for in the Arrangement Agreement and the Plan of Arrangement shall have been obtained or received;

(f)	no action shall have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of, or damages on account of, or relating to, the Arrangement, there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Arrangement Agreement and no cease trading or similar order with respect to any securities of any of the parties to the Arrangement Agreement shall have been issued and remain outstanding;

(g)	all Options not exercised prior to the Meeting shall have been cancelled by Extendicare;

(h)	none of the consents, orders, rulings, decisions, approvals, opinions or assurances required for the implementation of the Arrangement shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by any of the parties to the Arrangement Agreement, each acting reasonably;

(i)	no law, regulation or policy shall have been proposed, enacted, promulgated or applied which interferes or is inconsistent with the completion of the Arrangement, including any material change to the income tax laws of Canada or the United States, or any province, state or territory thereof, or which would have a material adverse effect upon Shareholders, Extendicare or the REIT Group if the Arrangement is completed;

(j)	the conditional approval of the TSX of the listing of the Extendicare Common Shares issuable under the Plan of Arrangement and the REIT Units to be issued pursuant to the Arrangement (and upon exchange of the Exchangeable LP Units) shall have been obtained, subject only to the filing of required documents which cannot be filed prior to the Effective Date;

(k)	the Pre-Arrangement Transactions shall have been completed;

(l)	Shareholders holding more than 1% of the outstanding Extendicare Shares shall not have exercised their Dissent Rights;

(m)	Shareholders who immediately prior to the Effective Time are Non-Residents (based on reasonable evidence available to the Board of Directors) and who are to receive REIT Units under the Arrangement shall not, immediately following Closing, own in excess of 40% of all then outstanding REIT Units;

(n)	the Arrangement Agreement shall not have been terminated pursuant to its terms;

(o)	the Registration Statement shall have been declared effective by the SEC;

(p)	the Separation Agreement and Tax Allocation Agreement shall have been entered into; and

(q)	the conditional approval of the NYSE to the listing of the ALC Class A Shares to be distributed pursuant to the ALC Distribution shall have been obtained, subject only to the filing of required documents which cannot be filed prior to the Effective Date.
The parties to the Arrangement Agreement may waive the satisfaction of any of the foregoing conditions.

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Shareholders authorizes the Board of Directors, without further notice to, or approval of, such Shareholders, subject to the terms of the Arrangement Agreement and Plan of Arrangement, to amend the Arrangement Agreement and Plan of Arrangement or to decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA. See Appendix A attached to this Circular for the text of the Arrangement Resolution.
Upon these conditions, other than the condition contained in paragraph (d) above, being fulfilled or waived, Extendicare intends to file a copy of the Articles of Arrangement with the Director under the CBCA, together with such other materials as may be required pursuant to the Final Order, in order to give effect to the Arrangement.
If the Arrangement is not implemented, Extendicare will continue to operate under its present capital structure (other than in respect of the redemption of the Preferred Shares, the acquisition of the EHSI Notes, the repayment of the Existing Credit Facility, and EHSI’s new collateral mortgage backed securities financing and its new revolving credit facility as described under “New Credit Facilities” in this Circular). ALC will remain a Subsidiary of Extendicare and the Extendicare Shares will remain listed and posted for trading on the TSX and the Subordinate Voting Shares will remain listed and posted for trading on the NYSE. If the Arrangement is not completed, the Letter of Transmittal and Election Form applicable to a holder of Extendicare Multiple Voting Shares or Extendicare Subordinate Voting Shares, as the case may be, will be of no effect and the Depository will return all surrendered Share certificates to the holders thereof as soon as practicable.
Timing
If the requisite Shareholder approval is obtained and the other necessary conditions are satisfied or waived, Extendicare will apply to the Court for the Final Order approving the Arrangement. If the Final Order is obtained on or before October 24, 2006 in form and substance satisfactory to each party to the Arrangement Agreement, each acting reasonably, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, Extendicare expects the Effective Date will be on or about November 1, 2006. It is not possible, however, to state with certainty when the Effective Date will occur.
The Arrangement will become effective on the date shown on the Certificate upon the filing with the Director of the Articles of Arrangement, together with a copy of each of the Plan of Arrangement and the Final Order and such other materials as may be required by the CBCA and/or the Final Order, and the issuance by the Director of the Certificate.
Exchangeable LP Unit Election
A Shareholder (other than an Excluded Shareholder) may elect, subject to the limitations described below, to receive Exchangeable LP Units as consideration for all or any portion of the Extendicare Common Shares held by such holder, subject to satisfying the conditions to such election. No Exchangeable LP Units will be issued to an Excluded Shareholder. For certain Shareholders, receiving Exchangeable LP Units may, based on their particular circumstances, provide for certain tax efficiencies. However, electing to receive Exchangeable LP Units may not be appropriate for all Shareholders and could give rise to certain adverse tax consequences. See “Certain Canadian Federal Income Tax Considerations” and “Risk Factors — Tax Related Risks”. Shareholders who are considering electing to receive Exchangeable LP Units should consult their own legal and tax advisors with respect to the legal and tax consequences associated with electing this alternative and the acquisition, holding or disposing of Exchangeable LP Units in their particular circumstances. Moreover, Exchangeable LP Units will be subject to additional restrictions and limitations including: (i) restrictions on transferability; and (ii) restrictions on the exercise of the Exchange Rights. In particular, Exchangeable LP Units will not be exchangeable under any circumstances for a period of 90 days from the Effective Date, except with the consent of the board of directors of Holding GP. The Exchangeable LP Units will not be transferable except in connection with an exchange for REIT Units or in the circumstances described under “Description of Extendicare Holding Partnership – Transfer of LP Units”. The Exchangeable LP Units will not be listed on the TSX or any other stock exchange or quotation system. The Exchangeable LP Units will be automatically exchanged for REIT Units on the fifth anniversary of the Effective Date. In certain circumstances, Extendicare Holding Partnership will have the right to require the exchange of Exchangeable LP Units for

REIT Units prior to such fifth anniversary. See “Description of Extendicare Holding Partnership” and “Risk Factors”.
The maximum number of Exchangeable LP Units to be issued pursuant to the Arrangement will be limited. In the event that the aggregate Elected Number of all Electing Shareholders is greater than the Maximum Number of Exchangeable LP Units, the Exchangeable LP Units will be allocated on a pro rata basis to each Electing Shareholder in accordance with the following formula: the Maximum Number of Exchangeable LP Units divided by the aggregate Elected Number of all Electing Shareholders multiplied by the Elected Number of the particular Electing Shareholder. Each Electing Shareholder will be deemed to have elected to exchange that number of Extendicare Common Shares for Exchangeable LP Units that results in the Electing Shareholder receiving Exchangeable LP Units equal to the number of Exchangeable LP Units allocated to such Electing Shareholder and the balance of such Electing Shareholder’s Extendicare Common Shares shall be ultimately exchanged for REIT Units pursuant to the Plan of Arrangement.
An Electing Shareholder who has transferred Extendicare Common Shares to Extendicare Holding Partnership pursuant to the Plan of Arrangement shall be entitled to make an income tax election pursuant to subsection 97(2) of the Tax Act (and the analogous provisions of provincial income tax law) with respect thereto by providing two signed copies of the necessary election forms to Holding GP, on behalf of Extendicare Holding Partnership, within 60 days following the Effective Date, duly completed with the details of the number of Extendicare Common Shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, subject to the election forms complying with conditions described in the Letter of Transmittal and Election Form and the provisions of the Tax Act (and applicable provincial tax law), the election forms will be signed by Holding GP on behalf of Extendicare Holding Partnership and one copy thereof shall be forwarded by mail to such former Shareholders within 30 days after the receipt thereof by Holding GP, on behalf of Extendicare Holding Partnership, for filing by such former Shareholders with the CRA (and/or the applicable provincial taxing authority). Extendicare Holding Partnership will not sign an election form or make an election unless the properly completed election form is received within 60 days of the Effective Date. Extendicare Holding Partnership will not be responsible for the proper completion and filing of any election form and, except for the obligation of Extendicare Holding Partnership to so sign and return properly completed election forms which are received by Extendicare Holding Partnership within 60 days of the Effective Date, Extendicare Holding Partnership will not be responsible for any taxes, interest or penalties resulting from the failure by a former Shareholder to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (and any applicable provincial legislation). See “Description of Extendicare Holding Partnership — Exchangeable LP Units”, “Information Concerning Extendicare Holding Partnership — Transfer of LP Units” and “Certain Canadian Federal Income Tax Considerations”.
The Exchangeable LP Units are intended to be, to the extent possible, the economic equivalent of the REIT Units and will be exchangeable for REIT Units. However, the Exchangeable LP Units will not be listed on the TSX or on any other stock exchange or quotation system.
Holders of Exchangeable LP Units will receive Special Voting Units of the REIT that will each initially entitle the holder to one vote at meetings of Unitholders of the REIT. Each Special Voting Unit will initially have one vote per unit at meetings of the Unitholders, but otherwise will have no economic interest in the REIT. In particular, the Special Voting Units will not entitle their holders to any distributions of income or capital of the REIT, whether in the ordinary course as determined by the Trustees or on a liquidation of the REIT. In addition, the holders of Special Voting Units will have no legal or beneficial interest in the assets of the REIT.
Dissenting Shareholders who for any reason are not entitled to be paid the fair value of their Extendicare Shares shall be treated as if they had participated in the Arrangement on the same basis as non-dissenting Shareholders that have elected to receive REIT Units for all of their Extendicare Common Shares.
Shareholders who are Excluded Shareholders will not be permitted to elect to ultimately receive Exchangeable LP Units as a portion of the consideration for their Extendicare Shares and thereby become a partner of Extendicare Holding Partnership. Excluded Shareholders will only be eligible to receive REIT Units in exchange for their Extendicare Shares. Electing Shareholders will be required to provide a representation in the Letter of Transmittal and Election Form that they are not an Excluded Shareholder. Should it be determined that an Electing Shareholder was in fact an Excluded Shareholder at the time of the issuance of Exchangeable LP Units, the issuance of such Exchangeable LP Units (and the Ancillary Rights associated therewith) will be cancelled and will be deemed to be void ab initio such that the Shareholder will be considered to never have received such Exchangeable LP Units (and Ancillary Rights) and only to have received the equivalent number of REIT Units. In such circumstances, the Shareholder will be issued the applicable number of REIT Units and any distributions received on the Exchangeable LP Units will be deemed to have been received in satisfaction of any cash distribution paid on such REIT Units.
Arrangements similar to those described in the paragraph above exist to prevent a holder of Exchangeable LP Units that later becomes an Excluded Person from continuing to hold such Exchangeable LP Units. See “Description of Extendicare Holding Partnership — Excluded Persons”.
Commencing 90 days after the Effective Date, holders of Exchangeable LP Units will be entitled to exchange their Exchangeable LP Units at any time for REIT Units in accordance with the Exchange and Support Agreement and the Limited Partnership Agreement. There are other consequences of holding Exchangeable LP Units that are different from those of holding REIT Units. See “Description of Extendicare Holding Partnership” and “Risk Factors — Tax Related Risks — Exchangeable LP Units”.
Procedure for Exchange of Extendicare Shares
Letter of Transmittal and Election Form
Shareholders must complete and return the applicable Letter of Transmittal and Election Form (printed on blue paper for Extendicare Multiple Voting Shares and printed on green paper for Extendicare Subordinate Voting Shares), together with the certificate(s) representing their Extendicare Shares, to the Depository at one of the offices specified in the Letter of Transmittal and Election Form. If Shareholders wish to receive Exchangeable LP Units and related Ancillary Rights under the Arrangement, they must return such completed Letter of Transmittal and Election Form, together with such certificate(s), to the Depository at one of the offices specified in the Letter of Transmittal and Election Form on or before the Election Deadline. Where: (i) no election is made; or (ii) the election is not properly made; or (iii) either the Letter of Transmittal and Election Form or the certificate(s) representing the Extendicare Shares are received after the Election Deadline; or (iv) a Shareholder is an Excluded Shareholder, the depositing Shareholder will be deemed to have elected to ultimately receive only REIT Units as a portion of the consideration for all of his, her or its Extendicare Shares. Copies of the Letter of Transmittal and Election Form (printed on blue paper for Extendicare Multiple Voting Shares and printed on green paper for Extendicare Subordinate Voting Shares) are enclosed with this Circular. See “The Arrangement — Exchangeable LP Unit Election”.
General
Shareholders whose Extendicare Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Extendicare Shares.
Additional copies of the applicable Letter of Transmittal and Election Form will be sent to any Extendicare Registered Shareholder who advises the Depository that he, she or it did not receive such Letter of Transmittal and Election Form.
If a certificate representing Extendicare Shares has been lost or destroyed, the applicable Letter of Transmittal and Election Form must be completed as fully as possible and forwarded to the Depository together with a letter stating the loss. The Depository will respond with replacement requirements, which must be properly completed and returned prior to the Election Deadline.
All distributions made with respect to any REIT Units, Exchangeable LP Units or ALC Class A Shares or ALC Class B Shares allotted and issued or transferred pursuant to the Arrangement, but for which a certificate has not been issued, shall be paid or delivered to the Depository to be held by the Depository for the registered holder thereof. All monies received by the Depository shall be held by it upon such terms as the Depository may reasonably deem appropriate. The Depository shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depository in such form as the

Depository may reasonably require, such distributions to which such holder is entitled, net of applicable withholding taxes, upon delivery of the certificates representing REIT Units, Exchangeable LP Units or ALC Class B Shares or ALC Class A Shares, if any, issued to such holder in accordance with the Plan of Arrangement.
Any certificates representing Extendicare Multiple Voting Shares or Extendicare Subordinate Voting Shares that are not deposited on or before the Election Deadline together with a duly completed Letter of Transmittal and Election Form and any other documents as may be reasonably required shall, after the Effective Date, represent the right to ultimately receive only REIT Units and ALC Class B Shares or ALC Class A Shares, as the case may be, in respect thereof. Subject to any applicable escheat laws, any certificate formerly representing Extendicare Shares that is not deposited with all other documents as required by the Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature, including the right of the holder of such Extendicare Shares to receive ALC Class A Shares and/or ALC Class B Shares contemplated by Sections 3.1(c) and (d) of the Plan of Arrangement and to receive REIT Units and/or Exchangeable LP Units together with Ancillary Rights contemplated by Sections 3.1(f) and/or (h) of the Plan of Arrangement. REIT Units, Exchangeable LP Units and Ancillary Rights issued or made pursuant to the Arrangement shall be deemed to be surrendered to the REIT (in the case of the REIT Units contemplated by Section 3.1(h) of the Plan of Arrangement) and to Extendicare Holding Partnership and the REIT (in the case of the Exchangeable LP Units and Special Voting Units contemplated by Section 3.1(f) of the Plan of Arrangement), together with all distributions thereon held for such holder. ALC Class A Shares and ALC Class B Shares not distributed shall remain the property of Extendicare Amalco.
The use of mail to transmit certificate(s) representing Extendicare Multiple Voting Shares or Extendicare Subordinate Voting Shares and the applicable Letter of Transmittal and Election Form is at each Shareholder’s risk. Extendicare recommends that such certificates and documents be delivered by hand to the Depository and a receipt therefor be obtained or that registered mail be used.
All signatures on: (i) the Letter of Transmittal and Election Form; and (ii) certificates representing Extendicare Multiple Voting Shares or Extendicare Subordinate Voting Shares, must be guaranteed by an Eligible Institution, unless otherwise provided.
Treatment of Other Securities
Treatment of Options
Pursuant to the terms of the Stock Option Plan, the vesting of all Options under the Stock Option Plan has been accelerated and any Option and tandem stock appreciation rights issued under the Stock Option Plan that remain unexercised prior to October 25, 2006 will be cancelled by Extendicare without consideration. Optionholders therefore have the opportunity to exercise all of their outstanding and vested Options and tandem stock appreciation rights prior to the Effective Date.
Treatment of Preferred Shares
On September 6, 2006, Extendicare issued a notice of redemption to redeem all of its issued and outstanding Preferred Shares for aggregate proceeds of approximately $20.2 million, being the redemption amount and accrued and unpaid dividends.
Refinancing of EHSI
Before the Closing, EHSI will pay all amounts owing by it under the Existing Senior Credit Facility and will make an offer to purchase the EHSI Notes.
In connection with its offer to purchase the EHSI Notes, EHSI will solicit consents from the holders of the EHSI Notes to amend the indentures pursuant to which the EHSI Notes were issued (a) to eliminate substantially all of the covenants governing EHSI’s actions, other than the covenants to pay principal of and interest on the EHSI Notes when due, to meet specified requirements in connection with asset sales, and to repurchase the EHSI Notes upon a change of control of EHSI; and (b) to eliminate or modify all events of default, except those relating to the failure to pay principal of and interest on the EHSI Notes, to meet specified requirements in connection with asset sales, and to repurchase EHSI Notes upon a change of control of EHSI.
EHSI currently intends to redeem any 2010 Notes not tendered pursuant to its offer at a redemption price of 104.75% of par value. Under the terms of the EHSI 2014 Notes, EHSI does not have the right to redeem the EHSI 2014 Notes until May 1, 2009, at a redemption price of 103.438% of par value. However, the holders of the EHSI 2014 Notes have the right to require EHSI to redeem the EHSI 2014 Notes at par in the event of a significant sale of assets and the non-use by EHSI of the net proceeds from such asset sale for certain specified purposes during the 365 days following such asset sale. Management has anticipated that substantially all of the EHSI 2014 Notes will be tendered.
EHSI intends to repay all amounts owing under the Existing Senior Credit Facility and finance its tender offer for the EHSI Notes through a new collateral mortgaged back securities financing of up to US$600 million, a new US$100 million revolving line of credit and cash on hand. See “New Credit Facilities”.
Dissenting Shareholders’ Rights
The following is a summary of Section 190 of the CBCA and the requirements of the Interim Order. This is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of such Dissenting Shareholder’s Extendicare Shares and is qualified in its entirety by reference to the full text of the Interim Order and the text of Section 190 of the CBCA, which are attached to this Circular as Appendices D and H, respectively. These provisions are technical and complex. Any Shareholder who wishes to exercise his, her or its Dissent Rights should consult a legal advisor. Failure to provide Extendicare with a Dissent Notice at or prior to 2:00 p.m. (Toronto time) on the second last Business Day prior to the Meeting, or any adjournment thereof, and to strictly comply with the requirements of Section 190 of the CBCA, as modified by the Interim Order, may prejudice a Shareholder’s ability to exercise his, her or its Dissent Rights. The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights as described herein, based on the evidence presented at such hearing.
Pursuant to the Interim Order, an Extendicare Registered Shareholder is entitled to dissent and be paid by Extendicare (and, following Closing, Extendicare Amalco, as the successor to Extendicare under the Arrangement pursuant to the amalgamation of Extendicare and Newco) the fair value of the holder’s Extendicare Shares, provided that the Arrangement Resolution is passed, the Arrangement becomes effective and such Shareholder provides Extendicare with a Dissent Notice at or prior to 2:00 p.m. (Toronto time) on the second last Business Day prior to the Meeting, or any adjournment thereof. It is important that Shareholders strictly comply with this requirement, which is different from the statutory dissent provisions of the CBCA that would permit a Dissent Notice to be provided at or prior to the Meeting. In addition, the Shareholder must strictly comply with the requirements of Section 190 of the CBCA and the Interim Order. Pursuant to the Interim Order, Dissenting Shareholders will be entitled to be paid the fair value, as at a point in time immediately prior to the approval of the Arrangement Resolution, of their Extendicare Shares by Extendicare (or, if following Closing, Extendicare Amalco). In order for an Extendicare Registered Shareholder to dissent, a Dissent Notice must be delivered to Extendicare at 3000 Steeles Avenue East, Toronto, Ontario L3R 9W2, Attention: Corporate Secretary, at or prior to 2:00 p.m. (Toronto time) on the second last Business Day prior to the Meeting. A vote against the Arrangement Resolution, an abstention, or the execution of a proxy to vote against the Arrangement Resolution does not constitute a Dissent Notice. It should be noted that while delivery of a Dissent Notice does not preclude a Shareholder from voting at the Meeting, any holder who votes for the Arrangement Resolution at the Meeting will thereafter be precluded from exercising any Dissent Rights.
A Shareholder may dissent only with respect to all of the class of Extendicare Shares held by such holder, or on behalf of any one beneficial owner, and registered in such holder’s name. The Dissent Notice must be executed by or for the holder of record, fully and correctly, as such holder’s name appears on the holder’s Extendicare Share certificates. If the Extendicare Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the Dissent Notice should be given in that capacity. If the Extendicare Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the Dissent Notice should be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the Dissent Notice for a holder of record; however, such agent must expressly identify the record owner or owners, and expressly disclose in such Dissent Notice that the agent is acting as agent for the record owner or owners.
Anyone who is a beneficial owner of Extendicare Shares registered in the name of a broker, custodian, nominee or other intermediary and who wishes to dissent should be aware that only Extendicare Registered Shareholders are entitled to exercise Dissent Rights. An Extendicare Registered Shareholder who holds Extendicare Shares as nominee for more than one beneficial owner, some of whom wish to exercise Dissent Rights, must exercise such Dissent Rights on behalf of such holders. In such case, the Dissent Notice should specify the number of Extendicare Shares covered by it.
Within 10 days after the adoption of the Arrangement Resolution by the Shareholders, Extendicare (or, if following Closing, Extendicare Amalco) is required to send notice to each Dissenting Shareholder who properly delivered a Dissent Notice, has otherwise complied with the requirements of Section 190 of the CBCA and the Interim Order and has not withdrawn the Dissent Notice after the Arrangement Resolution has been adopted. A Dissenting Shareholder must, within 20 days after receiving such notification or, if such notification is not received, within 20 days after learning that the Arrangement Resolution has been adopted, send to Extendicare (or, if following Closing, Extendicare Amalco) a written notice (the “Demand for Payment”) containing the Dissenting Shareholder’s name and address, the number and class of Extendicare Shares in respect of which that Dissenting Shareholder dissents and a demand for payment of the fair value of such Extendicare Shares. Within 30 days after sending the Demand for Payment, a Dissenting Shareholder must send certificates representing the Extendicare Shares in respect of which such Dissenting Shareholder dissents to Extendicare (or, if following Closing, Extendicare Amalco) or its transfer agent. Extendicare (or, if following Closing, Extendicare Amalco) or its transfer agent will endorse on such certificates a notice that the holder thereof is a Dissenting Shareholder under Section 190 of the CBCA and will forthwith return such certificates to the Dissenting Shareholder. A Dissenting Shareholder who fails to send such certificates within the aforementioned time limits has no right to make any further claim under Section 190 of the CBCA.
After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a holder of such Extendicare Shares other than the right to be paid the fair value of such Extendicare Shares as determined in accordance with Section 190 of the CBCA, unless: (i) the Dissenting Shareholder withdraws the Demand for Payment before Extendicare (or, if following Closing, Extendicare Amalco) makes a written offer to pay (the “Offer to Pay”); (ii) Extendicare (or, if following Closing, Extendicare Amalco) fails to make a timely Offer to Pay and the Dissenting Shareholder withdraws the Demand for Payment; (iii) the Board of Directors revokes the Arrangement Resolution; (iv) the Arrangement Agreement is terminated; or (v) the application for the Final Order is refused by the Court and all appeal rights have been exhausted, in all of which cases the Dissenting Shareholder’s rights as a Shareholder are reinstated.
Not later than seven days after the later of the Effective Date and the date on which Extendicare (or, if following Closing, Extendicare Amalco) receives a Demand for Payment, Extendicare or Extendicare Amalco, as the case may be, will send to each Dissenting Shareholder who has sent a Demand for Payment, an Offer to Pay relating to the Extendicare Shares covered by the Demand for Payment. The amount offered in such Offer to Pay will be an amount determined by the Board of Directors to be the fair value of such Extendicare Shares. In addition, the Offer to Pay will be accompanied by a statement showing how such fair value was determined. Every Offer to Pay will be on the same terms. The amount shown in any Offer to Pay which is accepted by a Dissenting Shareholder will be paid by Extendicare (or, if following Closing, Extendicare Amalco) within 10 days of such acceptance, but an Offer to Pay will lapse if Extendicare or Extendicare Amalco, as the case may be, has not received an acceptance from the Dissenting Shareholder within 30 days after the Offer to Pay has been made.
If an Offer to Pay is not made by Extendicare (or, if following Closing, Extendicare Amalco) or if a Dissenting Shareholder fails to accept an Offer to Pay, Extendicare or Extendicare Amalco, as the case may be, may, within 50 days after the Effective Date or within such further period as the Court may allow, apply to the Court to fix the fair value of the Extendicare Shares held by the Dissenting Shareholder. If Extendicare (or, if following Closing, Extendicare Amalco) fails to apply to the Court, the Dissenting Shareholder may apply to the Court within a period of 20 further days or within such further period as the Court may allow. No Dissenting Shareholder will be required to post security for costs in any such court application.

On making an application to the Court, Extendicare (or, if following Closing, Extendicare Amalco) must give each Dissenting Shareholder who has sent a Demand for Payment and has not accepted an Offer to Pay notice of the date, place and consequences of the application and of his, her or its right to appear and be heard either in person or through counsel. All Dissenting Shareholders whose Shares have not been purchased by Extendicare (or, if following Closing, Extendicare Amalco) will be joined as parties to any such application and will be bound by the decision rendered by the Court. The Court may determine whether any other Person is a Dissenting Shareholder who should be joined as a party to such application.
The Court shall fix the fair value of the Extendicare Shares held by all Dissenting Shareholders and may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.
Pursuant to the Plan of Arrangement, all Extendicare Shares held by Shareholders who exercise their Dissent Rights will, if the Shareholders are ultimately entitled to be paid the fair value therefor, be deemed to have been transferred to Extendicare for cancellation in exchange for such fair value as of the Effective Date. Dissenting Shareholders who for any reason are not entitled to be paid the fair value of their Extendicare Shares shall be treated as if they had participated in the Arrangement on the same basis as non-dissenting Shareholders that have elected to receive REIT Units for all of their Extendicare Common Shares.
The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the obligations of the parties to the Arrangement Agreement that Shareholders holding more than 1% of the outstanding Extendicare Shares shall not have exercised their Dissent Rights.
Interests of Certain Persons in the Arrangement
As at August 31, 2006, the directors and senior officers of Extendicare beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 545,300 Extendicare Multiple Voting Shares and 1,546,988 Extendicare Subordinate Voting Shares, representing 4.63% of the outstanding Extendicare Multiple Voting Shares and 2.75% of the outstanding Extendicare Subordinate Voting Shares, respectively. In addition, the directors and senior officers of Extendicare owned Options exercisable for 1,266,625 Extendicare Subordinate Voting Shares. Each of the directors and senior officers of Extendicare have advised Extendicare that he or she will vote all of the Extendicare Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by him or her in favour of the Arrangement Resolution and all other matters to be considered at the Meeting.
Extendicare has retained Genuity Capital Markets and CIBC World Markets to be financial advisors to the Independent Committee and the Board, respectively, with respect to the Arrangement. Each of Genuity Capital Markets and CIBC World Markets has received and will receive fees from Extendicare for services rendered.
Expenses of the Arrangement
The estimated costs to be incurred by Extendicare and the REIT Group relating to the Arrangement, including financial advisory, accounting and legal fees and the preparation and printing of this Circular, are expected to aggregate approximately $23 million (excluding the redemption price of the Preferred Shares).
Stock Exchange Listings
It is a condition to the completion of the Arrangement that the TSX shall have approved the listing of the REIT Units to be issued pursuant to the Plan of Arrangement (and upon the exchange of the Exchangeable LP Units). The TSX has conditionally approved the listing of the REIT Units under the symbol “EXE.UN”, subject to the REIT fulfilling all of the requirements of the TSX forthwith upon the Arrangement becoming effective. The Exchangeable LP Units will not be listed on the TSX or on any other stock exchange or quoted in any trading system or market.
It is also a condition to the completion of the Arrangement that the NYSE shall have approved the listing of the ALC Class A Shares to be issued pursuant to the ALC Distribution. ALC has been approved to list the ALC Class A Shares on the NYSE under the symbol “ALC”, subject to official notice of issuance. The ALC Class B Shares will not be listed on the NYSE or on any other stock exchange or quoted in any trading system or market.
Securities Law Matters
Canadian Securities Laws
The ALC Shares, the REIT Units and the Exchangeable LP Units and the related Special Voting Units to be issued or transferred pursuant to the Arrangement will be issued or transferred in reliance upon exemptions from prospectus and registration requirements of applicable Canadian securities laws. Upon their issue, the ALC Shares and the REIT Units will generally be “freely tradeable” (other than as a result of any “control block” restrictions which may arise by virtue of the ownership thereof) under applicable securities laws of each of the provinces of Canada.
The Exchangeable LP Units will not be transferable other than in connection with an exercise of the Exchange Rights or in the circumstances described under “Description of Extendicare Holding Partnership – Transfer of LP Units”. In addition, the Exchangeable LP Units will not be listed on the TSX or any other stock exchange or quotation system. Where necessary, applications will be made so as to relieve Extendicare Holding Partnership from certain of the continuous disclosure requirements normally associated with being a “reporting issuer” under applicable Canadian securities legislation and for an order that Extendicare Amalco be deemed to have ceased to be a reporting issuer.
United States Securities Laws
The Securities to be issued and exchanged pursuant to the Arrangement (including the ALC Shares and the REIT Units) will not be registered under the 1933 Act or the securities laws of any state of the United States, and the issuance and exchange of such Securities will be effected in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act and exemptions provided under the securities laws of each state of the United States in which Shareholders reside. Section 3(a)(10) of the 1933 Act exempts from registration Securities that are issued in exchange for outstanding Securities where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue Securities in such exchange shall have the right to appear, by any court or governmental authority expressly authorized by law to grant such approval. Accordingly, the Final Order of the Court will, if granted, constitute a basis for the exemption from the registration requirements of the 1933 Act with respect to the issuance and exchange of the ALC Shares and the REIT Units. In addition to U.S. federal securities laws, the issuance and exchange of the ALC Shares and the REIT Units could be subject to regulation pursuant to individual U.S. state securities laws or “blue sky laws”. Extendicare has been advised by legal counsel that the issuance and exchange of the ALC Shares and the REIT Units will be exempt from any applicable blue sky laws.
     REIT Units
REIT Units issued to an unaffiliated Shareholder (i.e., a Shareholder who is not (i) an affiliate of Extendicare immediately before the Arrangement and (ii) an affiliate of the REIT or ALC, as the case may be, immediately after the Arrangement) may be resold without restriction under the 1933 Act. REIT Units issued to an affiliated Shareholder (i.e., a Shareholder who is (i) an affiliate of Extendicare prior to the Arrangement or (ii) an affiliate of the REIT or ALC, as the case may be, after the Arrangement) may not be resold without an exemption from registration under the 1933 Act.
REIT Units may be resold by an affiliated Shareholder outside the United States (which would include a sale of REIT Units through the TSX that is not pre-arranged with a United States buyer) without registration under the 1933 Act pursuant to, and subject to the requirements of, Regulation S.
Except as set forth in the foregoing paragraph, affiliated Shareholders should be aware that resales of REIT Units will be subject to the restrictions on transfer set forth in Rule 145(d) of the 1933 Act. Rule 145(d) will exempt certain resales of the REIT Units by affiliated shareholders in the United States from registration under the 1933 Act, but such resales will be subject to the limitations imposed by Rule 145(d), which are summarized below.

     ALC Shares
ALC Shares issued to an unaffiliated Shareholder may be resold without restriction under the 1933 Act. ALC Shares issued to an affiliated Shareholder may not be resold without an exemption from registration under the 1933 Act.
Affiliated Shareholders should be aware that they will be subject to the restrictions on transfer set forth in Rule 145(d) of the 1933 Act. Rule 145(d) will exempt certain resales of ALC Shares in the United States from registration under the 1933 Act, but such resales will be subject to the limitations imposed by Rule 145(d), which are summarized below.
     Rule 145(d) and Rule 144
Generally, Rule 145(d) of the 1933 Act, as currently in effect, will provide three methods for unregistered resales of REIT Units and ALC Shares by affiliated Shareholders:
•	resales that meet all of the requirements of Rule 144 of the 1933 Act, except for the holding period and notice filing requirements thereof, including the following requirements (subject to certain additional exceptions and qualifications):
–	the REIT or ALC, as the case many be, shall have made available and filed with the SEC the public reporting information set forth in Rule 144(c);

–	the REIT Units or ALC Shares, as the case may be, shall be sold in brokers’ transactions or in transactions directly with a market maker;

–	the holder shall not solicit or arrange for the solicitation of offers to buy the REIT Units or ALC Shares, as the case may be, in anticipation of or in connection with such offer or sale or make any payment in connection with the such offer or sale to any person, other than the broker who executes the order to sell the securities; and

–	the amount of Securities sold, together with all sales of restricted and other Securities of the same class for the account of such Person within the preceding three months, shall not exceed the greater of (i) one percent of the outstanding class of Securities as shown by the most recent report or statement published by the REIT or ALC, as the case may be, or (ii) the average weekly reported volume of trading in such Securities on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker.
•	resales by persons who are not affiliates of ALC or the REIT, as the case may be, at the time of resale and have held the applicable Securities for at least one year, provided that the REIT or ALC, as the case may be, shall have made available and filed the public reporting information set forth in Rule 144(c); and
•	resales by persons who are not at the time of resale, and for the three months prior to the resale have not been, affiliates of the issuer and have held the applicable Securities for at least two years.
In addition to the three resale methods described above, there will exist other exemptions from registration under the 1933 Act that may be applicable to particular Shareholders or in connection with particular transactions.
Shareholders are urged to consult with their legal advisors concerning resale restrictions in their particular circumstances arising under applicable securities laws.

Legal Matters
Certain legal matters relating to the Arrangement are to be passed upon at the Closing by Bennett Jones LLP and Cravath, Swaine & Moore LLP, in each case, on behalf of Extendicare, and by Kummer, Kaempfer, Bonner, Renshaw & Ferrario and Quarles & Brady LLP on behalf of ALC. As at September 1, 2006, the partners of Bennett Jones LLP beneficially owned, directly or indirectly, less than one percent of the issued and outstanding Extendicare Multiple Voting Shares and less than one percent of the issued and outstanding Extendicare Subordinate Voting Shares. As at September 1, 2006, the partners of Cravath, Swaine & Moore LLP, the partners of Kummer, Kaempfer, Bonner, Renshaw & Ferrario and the partners of Quarles & Brady LLP did not beneficially own, directly or indirectly, any Extendicare Shares.
DISTRIBUTION OF ASSISTED LIVING CONCEPTS, INC.
General
Pursuant to the Arrangement, as partial consideration in exchange for their Extendicare Shares, Shareholders will receive one ALC Class B Share for each Extendicare Multiple Voting Share and one ALC Class A Share for each Extendicare Subordinate Voting Share. Following the ALC Distribution, ALC will be a separate publicly owned company and Extendicare will not own any ALC Shares, except to the extent that Extendicare continues to own ALC Shares that would have otherwise been distributed by Extendicare to holders of Extendicare Shares had they not validly exercised their Dissent Rights.
On January 31, 2005, EHSI acquired all of the outstanding capital stock of ALC, which, at that time, operated 177 assisted living facilities located in 14 states. Although ALC will continue as the same company, the assets and liabilities of ALC at the Effective Time will be different from those that were acquired by Extendicare on January 31, 2005.
At the Effective Time, the business of ALC will be primarily composed of the following assets:
•	29 assisted living facilities that were formerly owned and operated by EHSI (the purchase of the land underlying 15 of these facilities will be completed following the receipt of local planning commission approval to subdivide the properties between the assisting living facilities and skilled nursing facilities that make up such properties, which will likely take place following the Closing); and

•	177 assisted living facilities that have been directly owned or leased from third parties by ALC since EHSI’s acquisition of ALC on January 31, 2005.
In addition, ALC will own 100% of the capital stock of Pearson Indemnity Company, Ltd., a Bermuda based captive insurance company, a minority interest in each of Omnicare, Inc., a U.S. publicly traded corporation, BNN Investments Ltd., a Canadian publicly traded corporation, and MedX Health Inc., a Canadian corporation.
ALC was incorporated under the NRS. Extendicare has been continued under the CBCA. While the rights and privileges of shareholders of a corporation incorporated under the NRS are, in many instances, comparable to those of a CBCA corporation there are certain differences. These differences are summarized under “Comparison of Shareholders’ Rights”.
ALC Information Statement
Additional information relating to ALC and the ALC Class A Shares and ALC Class B Shares is contained in the ALC Information Statement. The Information Statement will be amended prior to or on the Effective Date and all amended versions of the Information Statement will be available via the internet at www.sec.gov.

Relationship of Extendicare and ALC following the Arrangement
In connection with the ALC Distribution, Extendicare and ALC will enter into the Separation Agreement, the Tax Allocation Agreement, a number of transitional services agreements, and a number of operating leases and purchase agreements (the “EHSI Transfer Documents”) relating to the transfer of EHSI assisted living facilities to ALC. For a summary description of the Separation Agreement, the Tax Allocation Agreement, the transitional services agreements and the EHSI Transfer Documents and the ongoing relationship between ALC and Extendicare, see “Our Separation From and Relationship With Extendicare After the Exchange” in the ALC Information Statement.
Stock Exchange Listing
ALC has applied to have the ALC Class A Shares listed on the NYSE. It is a condition of the Arrangement becoming effective that the ALC Class A Shares be approved for listing on the NYSE, subject to normal listing requirements. The ALC Class B Shares will not be listed on any exchange.
DESCRIPTION OF THE REIT
The following is a summary of the material attributes and characteristics of the REIT Units and certain provisions of the REIT Deed of Trust. The description below is a summary only and is qualified in its entirety by the complete provisions of the REIT Deed of Trust.
General
The REIT is an unincorporated, open-ended, limited purpose trust established under and governed by the laws of the Province of Ontario and created pursuant to the REIT Deed of Trust. Although it is intended that the REIT qualify as a “mutual fund trust” pursuant to the Tax Act, the REIT will not be a mutual fund under applicable securities laws.
The head office of the REIT is located at 3000 Steeles Avenue East, Markham, Ontario L3R 9W2.
Activities of the REIT
The REIT Deed of Trust provides that the REIT’s operations and activities are restricted to:
(a)	participating in the Arrangement as contemplated by the Arrangement Agreement and the Plan of Arrangement;

(b)	acquiring, investing in, holding, transferring, disposing of and otherwise dealing with, directly or indirectly, any of the Securities issued by Extendicare Trust or Extendicare Holding Partnership, including investing in the Securities of the subsidiaries and affiliates of each of Extendicare Trust and Extendicare Holding Partnership, and borrowing funds for that purpose;

(c)	subject to the investment guidelines and operating policies of the REIT, investing in any other Securities and in any other business or investments as the Trustees may determine, and borrowing funds for that purpose;

(d)	temporarily holding cash in interest-bearing accounts and short-term investments for the purposes of:
(i)	making investments;

(ii)	paying the expenses and the liabilities of the REIT;

(iii)	paying amounts payable by the REIT in connection with the redemption of any REIT Units or other Securities of the REIT; and

(iv)	making distributions to Unitholders;

(e)	issuing Special Voting Units, REIT Units (including REIT Units issuable upon the exercise of Exchangeable LP Units), convertible securities or securities exchangeable for REIT Units for the purpose of:
(i)	carrying out the transactions contemplated by the Plan of Arrangement;

(ii)	obtaining funds to conduct any of the activities of the REIT;

(iii)	completing any acquisition of Securities or any other assets for the benefit of the REIT;

(iv)	implementing distribution reinvestment plans, REIT Unit purchase plans, incentive option plans or other incentive or compensation plans, if any, established by the Trustees for the benefit of the REIT; and

(v)	making non-cash distributions to Unitholders as contemplated by the REIT Deed of Trust, including pursuant to distribution reinvestment plans or distribution reinvestment and REIT Unit purchase plans, if any, established by the Trustees for the benefit of the REIT;
(f)	subject to the investment guidelines and operating policies of the REIT, issuing debt securities, provided recourse shall be limited to the assets of the REIT (including debt securities convertible into, or exchangeable for, REIT Units or other Securities of the REIT) or otherwise borrowing and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering any of the assets of the REIT as security;

(g)	subject to the investment guidelines and operating policies of the REIT, guaranteeing (as guarantor, surety or co-principal obligor) the payment of any indebtedness, liability or obligation of any Person and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of the assets of the REIT including Securities issued by Extendicare Trust, Extendicare Holding Partnership or any subsidiary of the REIT, as security for that guarantee, and subordinating its rights under the Trust Notes to other indebtedness;

(h)	disposing of all or any part of the assets of the REIT;

(i)	issuing or redeeming rights and/or REIT Units pursuant to any Unitholder rights plan adopted by the REIT;

(j)	repurchasing, redeeming or otherwise acquiring Securities of the REIT, including pursuant to any issuer bid made by the REIT;

(k)	satisfying the obligations, liabilities or indebtedness of the REIT;

(l)	performing all acts necessary, incidental, ancillary or related to any of the foregoing; and

(m)	subject to the investment guidelines and operating policies of the REIT, undertaking such other activities or taking such other actions to conduct the undertaking of the REIT as shall be approved by the Trustees from time to time, provided the REIT will not undertake any activity, take any action, or make or retain any investment which would result (or fail to take any action where that failure would result) in the REIT not being considered a “unit trust” or a “mutual fund trust” for the purposes of the Tax Act.

Investment Guidelines and Operating Policies
Investment Guidelines
The REIT Deed of Trust provides certain guidelines on investments which may be made directly or indirectly by the REIT. The assets of the REIT after the Effective Date may be invested directly or indirectly only in accordance with the following restrictions:
(a)	The REIT will focus its activities primarily on the acquisition, holding and operation of:
(i)	facilities and properties in which health care services are provided to the public; and

(ii)	multi-unit residential properties,
and all other activities related, ancillary or incidental thereto;

(b)	Notwithstanding anything else contained in the REIT Deed of Trust, the REIT shall not make any investment, take any action or omit to take any action that would result in REIT Units not being units of a “mutual fund trust” within the meaning of the Tax Act or that would result in REIT Units not being qualified investments for Plans;

(c)	The REIT shall not acquire any single property otherwise permitted to be acquired by the REIT (in the case of investment in securities of a Person, determined on a property-by-property basis in such Person’s portfolio) if the cost to the REIT of such acquisition (net of the amount of debt incurred or assumed in connection with such acquisition) will exceed 15% of the Adjusted Gross Book Value;

(d)	The REIT may, directly or indirectly, invest in a joint venture arrangement for the purposes of owning interests or investments in real property otherwise permitted to be held by the REIT, including the acquisition, holding, maintenance, improvement, leasing, development, management, financing and securing thereof; provided that such joint venture arrangement contains terms and conditions which, in the opinion of Management, are commercially reasonable, including without limitation, such terms and conditions relating to restrictions on transfer and the acquisition and sale of the REIT’s and any joint venturer’s interest in the joint venture arrangement, provisions to provide liquidity to the REIT, to limit the liability of the REIT to third parties, and provide for the participation of the REIT in the management of the joint venture arrangement. For purposes of this paragraph, a joint venture arrangement is an arrangement between the REIT and one or more other Persons (“joint venturers”) pursuant to which the REIT, directly or indirectly, conducts an undertaking for one or more of the purposes set out in these investment guidelines and in respect of which the REIT may hold its interest jointly or in common or in another manner with others either directly or through the ownership of securities of a corporation or other entity (a “joint venture entity”), including without limitation a general partnership, limited partnership, trust or limited liability company;

(e)	Subject to paragraph (b) above, the REIT may acquire securities of other Canadian real estate investment trusts and any partnership, corporation, trust or other entity with assets and/or operations, directly or indirectly, in the health care or multi-unit resident property industries;

(f)	The REIT shall not invest in rights to or interests in mineral or other natural resources, including oil or gas, except as incidental to an investment in real property;

(g)	The REIT shall not invest in operating businesses other than those involving the health care industry or multi-unit residential properties or businesses that are related or ancillary thereto;

(h)	Notwithstanding the foregoing restrictions, but subject always to the requirements of paragraph (b) above, the REIT shall be permitted to maintain, directly or indirectly, its interests in Crown Life

Insurance Company, Laurier Indemnity Company, Ltd. and Laurier Indemnity Company, and to conduct all activities related, ancillary or incidental thereto (including the purchase of assets of Crown Life Insurance Company); and

(i)	The REIT may invest an amount (which in the case of an amount invested to acquire real property, is the purchase price to the REIT of such property in the amount of any debt incurred or assumed in connection with such acquisition) up to 15% of the Adjusted Gross Book Value of the REIT in investments or transactions which do not comply with paragraphs (a), (d) and (g) above, provided that such investment complies with paragraph (b) above.
Operating Policies
The REIT Deed of Trust provides that the operations and affairs of the REIT shall be conducted in accordance with the following policies:
(a)	Any written instrument creating an obligation which is or includes the granting by the REIT of a mortgage and, to the extent the Trustees determine to be practicable and consistent with their fiduciary duty to act in the best interests of the Unitholders, any written instrument which is, in the judgment of the Trustees, a material obligation, shall contain a provision or be subject to an acknowledgement to the effect that the obligation being created is not personally binding upon, and that resort shall not be had to, nor shall recourse or satisfaction be sought from, by way of lawsuit or otherwise, the private property of any of the Trustees, Unitholders, annuitants or beneficiaries under a plan of which a Unitholder acts as a trustee or carrier, or officer, employee or agent of the REIT, but that only property of the REIT or a specific portion thereof shall be bound; the REIT, however, is not required, but shall use all reasonable efforts, to comply with this requirement in respect of obligations assumed by the REIT upon the acquisition of real property;

(b)	Title to each real property (or, if applicable, the leasehold interest therein) shall be held by and registered in the name of the REIT, the Trustees, or a corporation or other entity wholly-owned, directly or indirectly, by the REIT or jointly-owned, directly or indirectly, by the REIT with joint venturers or partners of a partnership;

(c)	The REIT may only provide a guarantee in respect of the indebtedness of a Person, other than a member of the REIT Group, if such guarantee has been approved by a majority of the Independent Trustees;

(d)	No acquisition of a value greater than $10 million may be made nor any development with a value greater than $10 million may be undertaken unless and until the officers of the REIT have prepared and presented to the Trustees a written report containing their recommendation that the REIT make the investment together with a financial analysis of the estimated cost and projected return from the investment and such supplementary information and data (including, without limitation, underlying assumptions, proposed financial arrangements and a summary of due diligence (including structural and environmental due diligence) investigations undertaken) as is reasonably necessary to the investment decision; and

(e)	The REIT shall obtain and maintain at all times insurance coverage in respect of potential liabilities of the REIT and the accidental loss of value of the assets of the REIT from risks, in amounts, with such insurers, and on such terms as the Trustees consider appropriate, taking into account all relevant factors including the practices of owners of comparable properties.
For the purposes of the foregoing investment guidelines and operating policies, the assets, liabilities and transactions of a corporation, partnership or other entity in which the REIT has an interest will be deemed to be those of the REIT on a proportionate, consolidated basis. In addition, any references in the foregoing investment guidelines and operating policies to investment in real property will be deemed to include an investment in a joint venture arrangement. In addition, the term “indebtedness” means (without duplication) on a consolidated basis: (i) any obligation of the REIT for borrowed money; (ii) any obligation of the REIT incurred in connection with the acquisition of property, assets or business other than the amount of future income tax liability arising out of indirect acquisitions; (iii) any obligation of the REIT issued or assumed as the deferred purchase price of property; (iv) any capital lease obligation of the REIT; and (v) any obligation of the type referred to in clauses (i) through (iv) of another Person, the payment of which the REIT has guaranteed or for which the REIT is responsible for or liable; provided that (A) for the purposes of clauses (i) through (iv), an obligation will constitute indebtedness only to the extent that it would appear as a liability on the consolidated balance sheet of the REIT in accordance with GAAP; and (B) obligations referred to in clauses (i) through (iii) exclude trade accounts payable, distributions payable to REIT Unitholders and accrued liabilities arising in the ordinary course of business.
Amendments to Investment Guidelines and Operating Policies
Pursuant to the REIT Deed of Trust, all of the investment restrictions set out under the heading “Investment Guidelines” may be amended only with the approval of 66 2/3 % of the votes cast by Voting Unitholders at a meeting of Voting Unitholders called for such purpose. The operating policies set out under the heading “Operating Policies” may be amended with the approval of a majority of the votes cast by Voting Unitholders of the REIT at a meeting of Voting Unitholders called for such purpose.
REIT Units
The beneficial interests in the REIT are represented and constituted by two classes of units described and designated as “trust units” and “special voting units”. An unlimited number of REIT Units and Special Voting Units may be issued pursuant to the REIT Deed of Trust.
Each REIT Unit is transferable and represents an equal, undivided beneficial interest in the assets of the REIT and ranks equally with all of the other REIT Units without discrimination, preference or priority. Each REIT Unit entitles the holder to one vote at all meetings of Voting Unitholders or in respect of any written resolution of Voting Unitholders.
Unitholders are entitled to receive non-cumulative distributions from the REIT (whether of net income, net realized capital gains or other amounts) if, as and when declared by the Trustees. Upon liquidation or termination of the REIT, holders of REIT Units shall participate equally with respect to the distribution of the remaining assets of the REIT after payment of the REIT’s debts, liabilities, and liquidation or termination expenses. REIT Units are redeemable upon demand by the Unitholders, and may be purchased by the REIT for cancellation through offers made to, and accepted by, such holders. Otherwise, the REIT Units have no conversion, retraction, redemption or pre-emptive rights. See “REIT Unit Redemption Right” and “Repurchase of REIT Units”.
The REIT Units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act and are not insured under the provisions of such Act or any other legislation. Furthermore, the REIT is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on the business of a trust company.
Special Voting Units
The REIT, Extendicare Trust and Extendicare Holding Partnership will cause one Special Voting Unit to be received by each holder of Exchangeable LP Units for each Exchangeable LP Unit received by such holder.
Each Special Voting Unit entitles the holder to a number of votes at all meetings of Voting Unitholders or in respect of any resolution of Voting Unitholders equal to the number of REIT Units into which the Exchangeable LP Units to which such Special Voting Units relate are exchangeable. Except for the right to attend and vote at meetings of Voting Unitholders or in respect of written resolutions of Voting Unitholders, Special Voting Units do not confer upon the holder thereof any other rights. The holders of the Special Voting Units are not entitled to any interest or share in the REIT or any distributions of any nature whatsoever from the REIT and will not have any beneficial interest in any assets of the REIT on termination or winding-up of the REIT.
The Special Voting Units may be issued in series and shall only be issued, on such terms and conditions as may be determined by the Trustees, in connection with or in relation to Securities exchangeable into REIT Units, including the Exchangeable LP Units. Special Voting Units will not be transferable separately from the Exchangeable LP Units to which they relate. Upon the exchange, redemption or conversion of an Exchangeable LP Unit for a REIT Unit, the Special Voting Unit will immediately be cancelled without any further action of the Trustees, and the former holder of such Special Voting Unit will cease to have any rights with respect thereto.
Issuance of REIT Units
REIT Units or rights to acquire REIT Units or other Securities of the REIT may be created, issued and sold at such times, to such persons, for such consideration and on such terms and conditions as the Trustees determine, including pursuant to any Unitholder rights plan, distribution reinvestment plan, REIT Unit purchase plan or any incentive option or other compensation plan established by the REIT. REIT Units are to be issued only when fully paid in money, property or past services, and they are not to be subject to future calls or assessments, provided that REIT Units which are issued pursuant to any offering may be issued for a consideration payable in installments and the REIT may take security over any such REIT Units so issued. REIT Units may be issued in satisfaction of any non-cash distribution by the REIT to the Unitholders on a pro rata basis. The REIT Deed of Trust also provides that immediately after any pro rata distribution of additional REIT Units to all Unitholders in satisfaction of any non-cash distribution, the number of outstanding REIT Units will automatically be consolidated such that each Unitholder will hold after the consolidation the same number of REIT Units as the Unitholder held before the distribution of such additional REIT Units. In such circumstances, each certificate representing a number of REIT Units prior to the distribution of additional REIT Units will be deemed to represent the same number of REIT Units after the distribution of such additional REIT Units and the consolidation. If tax is required to be withheld from a Unitholder’s share of the distribution the consolidation will not result in such Unitholder holding the same number of REIT Units. Each such Unitholder will be required to surrender the certificates, if any, representing that Unitholder’s original REIT Units in exchange for a certificate representing that Unitholder’s post-consolidation REIT Units.
The Trustees may refuse to allow the issuance of or to register the transfer of any REIT Units where such issuance or transfer would, in their opinion, adversely affect the treatment of the REIT or the entities in which it directly or indirectly invests under applicable Canadian tax legislation or their qualification to carry on any relevant business. See “Description of the REIT - Limitations on Non-Resident Ownership of REIT Units”.
Trustees
The REIT Deed of Trust provides that the REIT will have a minimum of three and a maximum of twenty Trustees, the majority of whom must be residents of Canada (as defined under the Tax Act). See “Trustees, Directors and Management”.
The REIT Deed of Trust provides that, subject to its terms and conditions, the Trustees will have full, absolute and exclusive power, control and authority over the assets and affairs of the REIT to the same extent as if the Trustees were the sole and absolute beneficial owners of the assets of the REIT, to do all acts and things as in their sole and absolute discretion are necessary or incidental to, or desirable for, carrying out the trust created under the REIT Deed of Trust. Subject only to the express limitations contained in the REIT Deed of Trust, the Trustees will have the power and authority, among other things, to:
(a)	enter into the Arrangement Agreement, the Administration Agreement and the Exchange and Support Agreement, and execute and deliver and do such acts and things necessary or desirable to give effect to the Arrangement;

(b)	supervise the activities and manage the investments and affairs of the REIT;

(c)	manage the assets of the REIT;

(d)	maintain records and provide reports to Unitholders;

(e)	collect, sue for and receive all sums of money or other property due to the REIT;

(f)	effect payments of distributions to Unitholders; and

(g)	cause Securities of the REIT to be issued for such consideration and on such terms and conditions as the Trustees, in their sole discretion, may deem appropriate.
Any one or more of the Trustees may resign on written notice to the other Trustees, provided that if such resignation would cause the number of remaining Trustees to be less than the number necessary to constitute a quorum for a meeting of Trustees (being a majority of the Trustees then holding office) or result in less than a majority of Trustees being residents of Canada (as defined under the Tax Act), the resignation will not be effective until the resigning Trustee’s successor is duly appointed as a Trustee. A Trustee may be removed by an ordinary resolution and the vacancy created by the removal may be filled at the same meeting, failing which it may be filled by the affirmative vote of a quorum of the Trustees to be elected by the Unitholders.
Trustees will be appointed at each annual meeting of Unitholders to hold office for a term expiring at the close of the next annual meeting. A quorum of Trustees may fill a vacancy among the Trustees, except for a vacancy resulting from an increase in the number of Trustees or from a failure of the Unitholders to elect the required number of Trustees. If there is not a quorum of Trustees, or if there has been a failure of the Unitholders to elect the minimum number of Trustees required to be elected by the Unitholders, the Trustees then in office must promptly call a special meeting of the Unitholders to fill the vacancy. If the Trustees fail to call such meeting or if there are no Trustees then in office, any Unitholder may call the meeting. Except as otherwise provided in the REIT Deed of Trust, the Trustees may, between annual meetings of Unitholders, appoint one or more additional Trustees to serve until the close of the next annual meeting of Unitholders, however, the number of additional Trustees shall not at any time exceed one-third of the number of Trustees who held office at the expiration of the immediately preceding annual meeting of Unitholders. The Trustees in office must also appoint such number of Trustees as may be necessary to ensure that a majority of the Trustees are at all times residents of Canada (as defined under the Tax Act).
The REIT Deed of Trust provides that the Trustees shall act honestly and in good faith with a view to the best interests of the REIT and the Unitholders, and, in connection with that duty, shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Trustees shall be deemed to have satisfied this standard of care to the extent that they have contracted or delegated the performance of certain duties and activities to the Administrator. See “Description of the REIT — Administration Agreement”. Each Trustee is entitled to be indemnified and reimbursed out of the assets of the REIT in respect of any and all taxes (other than taxes on compensation), penalties or interest in respect of unpaid taxes or other governmental charges imposed upon the Trustee as a consequence of performing his or her duties under the REIT Deed of Trust, and in respect of any and all costs, charges and expenses reasonably incurred by the Trustee in respect of any civil, criminal or administrative action or proceeding to which the Trustee is made a party or against whom such claim, action or proceeding is commenced or proposed by reason of being or having been a Trustee, provided that the Trustee shall not be indemnified if he or she failed to act in accordance with the foregoing standard of care.
The REIT Deed of Trust contains customary provisions limiting the liability of the Trustees. The Trustees will not be liable to any Voting Unitholder or any other person, in tort, contract or otherwise, for: any action taken in good faith in reliance on any documents that are, prima facie, properly executed; any depreciation of, or loss to, the REIT incurred by reason of the sale of any asset; the loss or disposition of monies or Securities; any other action or failure to act (including failure to compel in any way any former Trustee to redress any breach of trust or any failure by the Administrator or any person to perform the duties delegated to it under the REIT Deed of Trust); or any failure by Extendicare Trust or Extendicare Holding Partnership to pay monies owed to the REIT; unless, in each case, such liability arises out of a breach of the standard of care, diligence and skill or breach of the restrictions on the Trustees’ powers as set out in the REIT Deed of Trust. If the Trustees have retained an appropriate expert, advisor or legal counsel with respect to any matter connected with their duties under the REIT Deed of Trust, the Trustees may act or refuse to act based on the advice of such expert, advisor or legal counsel, and the Trustees will not be liable for and will be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of such expert, advisor or legal counsel. In the exercise of the powers, authorities or discretion conferred on the Trustees under the REIT Deed of Trust, the Trustees are and will be conclusively deemed to be acting as Trustees of the REIT’s assets and will not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the REIT or the REIT’s assets.

Distribution Reinvestment Plan
Following the Effective Date, the REIT intends to implement, subject to regulatory approval, a distribution reinvestment plan pursuant to which Unitholders (other than Non-Residents) may elect to have all of their cash distributions of the REIT automatically reinvested at a price per REIT Unit calculated by reference to the current average closing price for the REIT Units on the TSX for the five trading days immediately preceding the relevant distribution payment date.
REIT Unit Redemption Right
REIT Units are redeemable at any time on demand by the holders thereof. A Unitholder who wishes to exercise the redemption right is required to duly complete and properly execute a notice requiring the REIT to redeem REIT Units, in a form approved by the Trustees, which notice shall be sent to the REIT at the head office of the REIT or to the principal corporate trust office of the transfer agent together with written instructions as to the number of REIT Units to be redeemed and the certificate or certificates representing the REIT Units to be redeemed. Upon receipt by the REIT of a notice to redeem REIT Units, the holder of such REIT Units tendered for redemption shall thereafter cease to have any rights with respect to such REIT Units (other than to receive the redemption payment therefor), including the right to receive any distributions thereon which are declared payable to the Unitholders of record on a date which is subsequent to the day of receipt by the REIT of such notice. REIT Units shall be considered to be tendered for redemption on the date (the “Redemption Date”) that the REIT, to the satisfaction of the Trustees, received the notice and the certificate or certificates representing the REIT Units to be redeemed. Upon receipt by the REIT of the notice to redeem REIT Units, the holder of the REIT Units tendered for redemption shall be entitled to receive a price per REIT Unit in cash equal to the lesser of:
(a)	95% of the “market price” of the REIT Units on the principal stock exchange or market on which the REIT Units are quoted for trading during the 10 consecutive trading days ending on the trading day immediately prior to such Redemption Date; and

(b)	100% of the “closing market price” of the REIT Units on the principal stock exchange or market on which the REIT Units are quoted for trading on such Redemption Date.
For the purposes of paragraph (a) above, the “market price” of the REIT Units shall be an amount equal to the volume weighted average trading price of a REIT Unit for each of the 10 trading days; provided that if the applicable stock exchange or market upon which the REIT Units are listed and posted for trading does not provide information necessary to compute a volume weighted average trading price, then the “market price” shall be an amount equal to the volume weighted average of the closing prices of the REIT Units on the principal stock exchange or market on which the REIT Units are listed and posted for trading for each of the trading days on which there was a closing price; provided that if the applicable stock exchange or market does not provide a closing price, but only provides the highest and lowest prices of the REIT Units traded on a particular day, then the “market price” shall be an amount equal to the volume weighted average of the average of the highest and lowest prices of the REIT Units for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable stock exchange or market for fewer than five of the 10 trading days, the “market price” shall be the volume weighted average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices of the REIT Units for each day on which there was no trading; the closing price of the REIT Units for each day on which there was trading if the stock exchange or market provides a closing price; and the average of the highest and lowest prices of the REIT Units for each day that there was trading, if the stock exchange or market provides only the highest and lowest prices of the REIT Units traded on a particular day; and provided further that if, in the opinion of the Trustees, the trading activity of the REIT Units for the relevant period does not result in a trading price that represents the fair market value of a REIT Unit, then the “market price” shall be an amount determined by the Trustees in good faith in their sole discretion and provided further that any such determination by the Trustees shall be conclusive and binding. For the purposes of paragraph (b) above, the “closing market price” of the REIT Units shall be an amount equal to the volume weighted average trading price of a REIT Unit on the Redemption Date if the applicable stock exchange or market provides the information necessary to compute such trading price; the closing price of the REIT Units on the principal stock exchange or market on which the REIT Units are quoted for trading if there was a trade on that date and the applicable stock exchange or market provides only a closing price; an amount equal to the simple average of the highest and lowest prices of the REIT

Units on the date, if there was trading and the stock exchange or market provides only the highest and lowest trading prices of the REIT Units traded on a particular day; or the simple average of the last bid and last ask prices of the REIT Units if there was no trading on that date.
The aggregate cash redemption price payable by the REIT in respect of all REIT Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment no later than the last day of the month following the month in which the REIT Units were tendered for redemption, provided that the entitlement of Unitholders to receive cash upon the redemption of their REIT Units is subject to the limitations that:
(a)	the total amount payable in cash by the REIT in respect of those REIT Units and all other REIT Units tendered for redemption in the same calendar month shall not exceed $100,000, provided that the Trustees may, in their sole discretion, waive this limitation in respect of all REIT Units tendered for redemption in any calendar month;

(b)	at the time the REIT Units are tendered for redemption, the outstanding REIT Units shall be listed for trading on a stock exchange or traded or quoted on another market which the Trustees consider, in their sole discretion, provides representative fair market value prices for the REIT Units; and

(c)	the normal trading of REIT Units is not suspended or halted on any stock exchange on which the REIT Units are listed (or, if not listed on a stock exchange, on any market on which the REIT Units are quoted for trading) on the redemption date or for more than five trading days during the 10-day trading period ending on the redemption date.
If a Unitholder is not entitled to receive his, her or its entire redemption price in cash upon the redemption of REIT Units as a result of one or more of the foregoing limitations, then each REIT Unit tendered for redemption will, subject to any applicable regulatory approvals, be redeemed by way of a distribution in specie. In such circumstances, Trust Units and Series 1 Trust Notes of a value equal to any portion of the redemption price not satisfied in cash will be redeemed by Extendicare Trust in consideration of the issuance to the REIT of Series 2 Trust Notes and Series 3 Trust Notes, respectively, and such Series 2 Trust Notes and Series 3 Trust Notes will then be distributed in satisfaction of the remaining portion of the redemption price. No Series 2 Trust Notes or Series 3 Trust Notes in integral multiples of less than $100.00 will be distributed and, where the number of Securities of Extendicare Trust to be received by a Unitholder includes a multiple of less than $100.00, that number shall be rounded to the next lowest integral multiple of $100.00, and the holder will be entitled to receive cash equal to the difference. The REIT will be entitled to all interest paid on the Trust Notes and the distributions paid on Trust Units on or before the date of the distribution in specie. Where the REIT makes a distribution in specie of Securities of Extendicare Trust on the redemption of REIT Units of a Unitholder, the REIT currently intends to designate to the Unitholder any income or capital gain realized by the REIT as a result of the redemption of Trust Units and Series 1 Trust Notes in exchange for Series 2 Trust Notes and Series 3 Trust Notes, respectively, or as a result of the distribution of Series 2 Trust Notes or Series 3 Trust Notes to the Unitholder on the redemption of such REIT Units. See “Certain Canadian Federal Income Tax Considerations — Taxation of the REIT — Redemption of Units”.
It is anticipated that the redemption right described above will not be the primary mechanism for holders of REIT Units to dispose of their REIT Units. Series 2 Trust Notes and Series 3 Trust Notes, which may be distributed in specie to Unitholders in connection with a redemption, will not be listed on any stock exchange, no market is expected to develop in Series 2 Trust Notes or Series 3 Trust Notes and they may be subject to resale restrictions under applicable securities laws. Series 2 Trust Notes and Series 3 Trust Notes so distributed may not be qualified investments for Plans depending upon the circumstances at the time. See “Certain Canadian Federal Income Tax Considerations – Qualified Investments for Deferred Plans”.
Repurchase of REIT Units
The REIT may, from time to time, purchase REIT Units for cancellation in accordance with applicable securities legislation and the rules prescribed under applicable stock exchange or regulatory policies. Any such repurchase will be conducted in accordance with the applicable requirements of applicable Canadian securities legislation.

Meetings of Voting Unitholders
The REIT Deed of Trust provides that meetings of Voting Unitholders will be called and held annually for the election of Trustees and the appointment of auditors of the REIT for the ensuing year, the presentation of the consolidated financial statements of the REIT for the immediately preceding fiscal year, and the transaction of such other business as Voting Unitholders may be entitled to vote upon or as the Trustees may determine or as may be properly brought before the meeting. The Voting Unitholders will only be entitled to pass resolutions that will bind the Trustees or the REIT with respect to:
(a)	the election or removal of one or more Trustees;

(b)	the appointment or removal of the auditors of the REIT;

(c)	the appointment of an inspector to investigate the performance by the Trustees of their respective responsibilities and duties in respect of the REIT;

(d)	the consent to amendments to the REIT Deed of Trust proposed by the Trustees as provided under the heading “Amendments to the REIT Deed of Trust” below;

(e)	the termination of the REIT;

(f)	the sale of all or substantially all of the assets of the REIT;

(g)	the exercise of certain voting rights attached to the Securities held by the REIT;

(h)	the ratification of any Unitholder rights plan, distribution reinvestment plan, distribution reinvestment and REIT Unit purchase plan, REIT Unit option plan or other compensation plan contemplated by the REIT Deed of Trust requiring Voting Unitholder approval under applicable laws; and

(i)	any other matters required by securities law, stock exchange rules or other laws or regulations to be submitted to Voting Unitholders for their approval.
No other action taken by Voting Unitholders or any other resolution of the Voting Unitholders at any meeting will in any way bind the Trustees.
A meeting of Voting Unitholders may be convened by the Trustees at any time and for any purpose and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 10% of the Voting Units then outstanding by a written requisition. A requisition must state in reasonable detail the business proposed to be transacted at the meeting.
Voting Unitholders may attend and vote at all meetings of the Unitholders either in person or by proxy and a proxyholder need not be a Voting Unitholder. Two persons present in person or represented by proxy and representing in total at least 5% of the votes attached to all outstanding Voting Units will constitute a quorum for the transaction of business at all meetings.
The REIT Deed of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders.
Limitations on Non-Resident Ownership of REIT Units
In order for the REIT to maintain its status as a mutual fund trust under the Tax Act, the REIT must not be established or maintained primarily for the benefit of Non-Residents. Accordingly, the REIT Deed of Trust provides that at no time may Non-Residents or Non-Canadian Partnerships be the beneficial owners of more than 45% of the REIT Units. This 45% limitation will be applied with respect to the issued and outstanding REIT Units on both (i) a non-diluted basis and (ii) a fully-diluted basis. The Trustees, in their sole discretion, may require declarations as to the jurisdictions in which beneficial owners of REIT Units are resident. If the Trustees become aware, as a result of requiring such declarations as to beneficial ownership, that the beneficial owners of at least 45% of the REIT Units then outstanding are, or may be, Non-Residents or Non-Canadian Partnerships or that such a situation is imminent, the Trustees may make a public announcement thereof and shall not accept a subscription for REIT Units from, or issue or register a transfer of REIT Units to, a Person unless the Person provides a declaration that the person is not a Non-Resident or Non-Canadian Partnership. If, notwithstanding the foregoing, the Trustees, in their sole discretion, determine that 45% or more of the REIT Units are held by Non-Residents or Non-Canadian Partnerships, the Trustees may send a notice to holders of REIT Units that the Trustees, in their sole discretion, believe are Non-Residents or Non-Canadian Partnerships, chosen in inverse order to the order of acquisition or registration or in such manner as the Trustees may consider equitable and practicable, requiring them to sell their REIT Units or a portion thereof within a specified period of not more than 60 days. If the Unitholders receiving such notice have not sold the specified number of REIT Units or provided the Trustees with satisfactory evidence that they are not Non-Residents or Non-Canadian Partnerships within such period, the Trustees may, on behalf of such Persons, sell such REIT Units and, in the interim, shall suspend the voting and distribution rights attached to such REIT Units. Upon such sale, the affected holders shall cease to be holders of the REIT Units and their rights shall be limited to receiving the net proceeds of such sale. The REIT may direct the transfer agent for the REIT Units to do any of the foregoing.
Amendments to the REIT Deed of Trust
Except where specifically provided otherwise, the REIT Deed of Trust may only be amended by the Trustees with the consent of the Voting Unitholders by a special resolution.
The Trustees may, however, at any time and from time to time, without the consent, approval or ratification of the Unitholders, make certain amendments to the REIT Deed of Trust, including amendments:
(a)	which, in the opinion of the Trustees, are necessary in order for the REIT to qualify or continue to qualify as a “mutual fund trust” for purposes of the Tax Act;

(b)	for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or the REIT;

(c)	that, in the opinion of the Trustees, provides additional protection or added benefits for the Unitholders;

(d)	removing any conflicts or inconsistencies in the REIT Deed of Trust or making minor changes or corrections including the correction or rectification of any ambiguities, defective provisions, errors, mistakes or omissions that, in the opinion of the Trustees, are necessary or desirable and not prejudicial to the Voting Unitholders;

(e)	that, in the opinion of the Trustees, are necessary or desirable and in the interests of the Voting Unitholders as a result of changes in taxation laws or policies of any governmental authority having jurisdictions over the Trustees or the REIT;

(f)	that, in the opinion of the Trustees, are necessary or desirable and in the best interests of the Voting Unitholders for any purpose, except if a vote by Voting Unitholders is specifically required; or

(g)	providing for the electronic delivery by the REIT to the Voting Unitholders of documents relating to the REIT (including annual and quarterly reports and financial statements and proxy-related materials) in accordance with applicable laws from time to time;
provided, however, that no such amendment shall be adopted without the consent of the Voting Unitholders if it would result in the REIT failing to qualify as a “mutual fund trust” under the Tax Act. In addition, no amendment shall modify the right of one vote per REIT Unit or Special Voting Unit without the unanimous consent of the Voting Unitholders.

Term of the REIT
The REIT has been established for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on September 11, 2006. For the purposes of terminating the REIT by such date, the Trustees are required to commence, not more than two years prior to the expiry of the term of the REIT, to wind-up the affairs of the REIT. At any time prior to the expiry of the term of the REIT, the Unitholders may by special resolution require the Trustees to commence to wind-up the affairs of the REIT.
Upon being required to commence to wind-up the affairs of the REIT, the Trustees will give notice thereof to the Unitholders, which notice shall designate the time or times at which Unitholders may surrender their REIT Units for cancellation and the date at which the register of REIT Units will be closed. After the date on which the Trustees are required to commence to wind-up the affairs of the REIT, the Trustees shall proceed to do so as soon as may be reasonably practicable and for such purpose shall, subject to any direction to the contrary in respect of a termination authorized by a resolution of the Unitholders, sell and convert into money the Securities held by it and all other assets of the REIT in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the REIT. After paying, retiring, discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the REIT and providing for indemnity against any other outstanding liabilities and obligations, the Trustees shall, subject to applicable laws and obtaining all necessary regulatory approvals, distribute the remaining part of the proceeds of the sale of the Securities and other assets together with any cash forming part of the assets of the REIT among the Unitholders in accordance with their pro rata share. If the Trustees are unable to sell all or any of the Securities or other assets which comprise part of the REIT by the date set for termination, the Trustees may distribute the remaining Trust Units and the Trust Notes or other assets in specie directly to the Unitholders in accordance with their pro rata share, subject to applicable laws and obtaining all necessary regulatory approvals.
Administration Agreement
On the Effective Date, the REIT, Extendicare Trust and Holding GP will enter into the Administration Agreement with Extendicare Amalco pursuant to which Extendicare Amalco will agree to provide or arrange for the provision of services required in the administration of the REIT, Extendicare Trust and Extendicare Holding Partnership.
Pursuant to the Administration Agreement, Extendicare Amalco will be responsible for overseeing and managing the business and affairs of the REIT Group. Extendicare Amalco’s duties with respect to the administration of the REIT under the Administration Agreement include: (i) ensuring compliance by the REIT, its Affiliates and Subsidiaries with all continuous disclosure obligations under applicable securities legislation, including the preparation of financial statements; (ii) providing investor relations services; (iii) providing or causing to be provided to Unitholders all information which Unitholders are entitled to receive under the REIT Deed of Trust, including relevant information with respect to income taxes; (iv) convening meetings of Unitholders and distributing required materials, including notices of meetings and information circulars, in respect of all such meetings; (v) providing for the computation and making of distributions to Unitholders; (vi) attending to all administrative and other matters arising in connection with any redemptions of REIT Units; (vii) monitoring the residency status of beneficial owners of REIT Units; (viii) providing assistance in negotiating the terms of any offering of REIT Units or other Securities of the REIT; and (ix) generally providing all other services as may be necessary, or as requested by the Trustees, for the administration of the REIT and which are not otherwise expressly delegated to Extendicare Amalco under the terms of the REIT Deed of Trust. Extendicare Amalco will also agree to provide similar services to Extendicare Trust.
The Administration Agreement will have an initial term of ten years, and will be extended for additional five-year periods at the option of the REIT, Extendicare Trust and Extendicare Amalco. The Administration Agreement may be terminated by either party in the event of the insolvency or receivership of the other party, or in the case of default by the other party in the performance of a material obligation under the Administration Agreement, with certain exceptions, which is not remedied within thirty days after written notice has been delivered.

Take-Over Bids
The REIT Deed of Trust contains provisions to the effect that if a take-over bid is made for the REIT Units and not less than 90% of the REIT Units (including REIT Units issuable on the exchange of any Exchangeable LP Units pursuant to the Exchange and Support Agreement, but excluding REIT Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the REIT Units held by Unitholders who did not accept the take-over bid on the terms on which the offeror acquired REIT Units from Unitholders who accepted the take-over bid.
The Limited Partnership Agreement and the REIT Deed of Trust provide that if a non-exempt take-over bid from a person acting at arm’s length to holders of Exchangeable LP Units (or any associate or Affiliate thereof) is made for the REIT Units and a contemporaneous identical offer is not made for the Exchangeable LP Units held by persons other than Extendicare Trust (in terms of price, timing, proportion of Securities sought to be acquired and conditions, provided that the offer for the Exchangeable LP Units may be conditional on REIT Units being taken up and paid for under the take-over bid), then, provided that: (i) not less than 25% of the REIT Units (other than REIT Units held at the date of the take-over bid by or on behalf of the offeror or associates or Affiliates of the offeror) are taken-up and paid for pursuant to the non-exempt bid from and after the date of first take-up of REIT Units under the said take-over bid in excess of the foregoing threshold; and (ii) the take-over bid is not for any and all REIT Units tendered or is not structured such that holders of Exchangeable LP Units can exchange into REIT Units conditional on take-up, the Exchangeable LP Units held by Persons other than Extendicare Trust will be exchangeable at an exchange ratio equal to 110% of the exchange ratio previously in effect, such that, based on the current one-to-one exchange ratio, on exchange the holder of Exchangeable LP Units will receive 1.1 REIT Units for each REIT Unit that the holder would otherwise have received. Notwithstanding any adjustment on completion of an exclusionary offer as described above, the distribution rights attaching to the Exchangeable LP Units will also not be adjusted until the Exchange Right is actually exercised.
The Limited Partnership Agreement provides that no holder of Exchangeable LP Units will be permitted to transfer Exchangeable LP Units, other than for REIT Units in accordance with the terms of the Exchange and Support Agreement and the Limited Partnership Agreement, unless: (i) such transfer would not require the transferee to make an offer to Unitholders to acquire REIT Units on the same terms and conditions under applicable securities laws if such Exchangeable LP Units, and all other outstanding Exchangeable LP Units, were converted into REIT Units at the then current exchange ratio in effect under the Exchange and Support Agreement immediately prior to such transfer; or (ii) the offeror acquiring Exchangeable LP Units makes a contemporaneous and identical offer for the REIT Units (in terms of price, timing, proportion of Securities sought to be acquired and conditions) and does not acquire such Exchangeable LP Units unless the offeror also acquires a proportionate number of REIT Units actually tendered to such identical offer, and unless in each case such other conditions as are set out in the Limited Partnership Agreement are satisfied.
Certain Restrictions on Trustees’ Powers
The REIT Deed of Trust provides that the Trustees may not authorize or vote any Securities held by the REIT to authorize, among other things:
(a)	any amalgamation, arrangement or other merger of any Subsidiary of the REIT with any other Person, except with one or more direct or indirect wholly-owned Subsidiaries or Affiliates of the REIT or in conjunction with an internal reorganization with an Affiliate or Subsidiary of Extendicare Trust or Extendicare Holding Partnership;

(b)	the winding-up or dissolution of Extendicare Trust or Extendicare Holding Partnership prior to the end of the term of the REIT, except in conjunction with an internal reorganization with an Affiliate or Subsidiary of Extendicare Trust or Extendicare Holding Partnership;

(c)	any sale, lease or exchange of all or substantially all of the assets of the REIT, except in limited circumstances;

(d)	any sale, lease or exchange of all or substantially all of the assets of any Subsidiary of the REIT, except in limited circumstances; or

(e)	any material amendment to the REIT Deed of Trust, the Trust Note Indenture, the certificate of limited partnership of Extendicare Holding Partnership or the Limited Partnership Agreement, in any manner that may be prejudicial to the REIT or the Unitholders, in each case without the approval of the Voting Unitholders by a special resolution at a meeting of Voting Unitholders called for that purpose.
Information and Reports
The REIT will furnish or caused to be furnished to Voting Unitholders, in accordance with applicable securities laws, such consolidated financial statements of the REIT (including quarterly and annual financial statements and certifications) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders’ tax returns under the Tax Act and equivalent provincial legislation.
Prior to each meeting of Unitholders, the Trustees will provide to the Unitholders (along with notice of the meeting) all information, together with such certifications, as is required by applicable law and by the REIT Deed of Trust to be provided to Unitholders.
Trustees of the REIT and directors and senior officers of Subsidiaries of the REIT, including Extendicare Amalco, will be required to file insider reports and comply with insider trading provisions under applicable Canadian securities legislation in respect of trades made by such persons in REIT Units.
Book-Entry System
The REIT will initially, and until otherwise decided by the Trustees, issue physical certificates representing the REIT Units in fully registered form to beneficial owners of such REIT Units or their nominees, as applicable.
Registration of interests in and transfers of the REIT Units may, in the future, be made through a book-based system (the “Book-Entry System”) administered by CDS, or any successor thereof, if desired by the Trustees. If that is the case, REIT Units may be purchased, transferred and surrendered for redemption through a CDS Participant and all rights of Unitholders will be exercised through, and all payments or other property to which such Unitholder is entitled will be made or delivered by, CDS or the CDS Participant through which the Unitholder holds such REIT Units. Upon a purchase of any REIT Units, the Unitholder will receive only a customer confirmation from the registered dealer which is a CDS Participant and from or through which the REIT Units are purchased. CDS would then be responsible for establishing and maintaining book-based accounts for its CDS Participants having client interests in the REIT Units.
Rights of Unitholders
The rights of the Unitholders as investors in the REIT and the attributes of the REIT Units are currently established and governed by the REIT Deed of Trust. Although the REIT Deed of Trust confers upon a Unitholder many of the same protections, rights and remedies as an investor would have as a shareholder of a corporation governed by the CBCA, there are some significant differences.
The REIT Deed of Trust includes provisions intended to limit the liability of Unitholders for liabilities and other obligations of the REIT, although no statutory provisions historically confirmed the limited liability status of Unitholders in a manner comparable to shareholders of a CBCA corporation. However, in December 2004, the Trust Beneficiaries’ Liability Act (Ontario) received Royal Assent. That Act provides, in effect, that Unitholders are not liable, as beneficiaries of the REIT, for any act, default, obligation or liability of the REIT or the Trustees. That Act has not yet been judicially considered and it is possible that reliance on the Act by a Unitholder could be successfully challenged on jurisdictional or other grounds.

Many of the provisions of the CBCA respecting the governance and management of a corporation have been incorporated in the REIT Deed of Trust. For example, Voting Unitholders are entitled to exercise voting rights in respect of their holdings of REIT Units in a manner comparable to shareholders of a CBCA corporation and to elect Trustees and auditors. The REIT Deed of Trust also includes provisions modeled after comparable provisions of the CBCA dealing with the calling and holding of meetings of Voting Unitholders and Trustees, the quorum for and procedures at such meetings and the right of Voting Unitholders to participate in the decision-making process where certain fundamental actions are proposed to be undertaken. The matters in respect of which approval by Voting Unitholders is required under the REIT Deed of Trust are generally less extensive than the rights conferred on the shareholders of a CBCA corporation, but effectively extend to certain fundamental actions that may be undertaken by the REIT’s Subsidiaries. These approval rights are supplemented by provisions of applicable securities laws that are generally applicable to issuers (whether corporations, trusts or other entities) that are “reporting issuers” or the equivalent or are listed on the TSX. The REIT Deed of Trust includes provisions concerning trustee independence, the composition of board committees including the audit committee and conflicts of interest, which are based on provisions of the CBCA and are supplemented by applicable securities laws.
Unitholders do not have recourse to a dissent right under which shareholders of a CBCA corporation are entitled to receive the fair value of their shares where certain fundamental changes affecting the corporation are undertaken (such as an amalgamation, a continuance under the laws of another jurisdiction, the sale of all or substantially all of its property, a going private transaction or the addition, change or removal of provisions restricting: (i) the business or businesses that the corporation can carry on; or (ii) the issue, transfer or ownership of shares). As an alternative, Unitholders seeking to terminate their investment in the REIT are entitled to receive, subject to certain conditions and limitations, their pro rata share of the REIT’s net assets through the exercise of the redemption rights provided by the REIT Deed of Trust, as described under “REIT Unit Redemption Right”. Unitholders similarly do not have recourse to the statutory oppression remedy that is available to shareholders of a CBCA corporation where the corporation undertakes actions that are oppressive, unfairly prejudicial or which disregard the interests of securityholders and certain other parties. Shareholders of a CBCA corporation may also apply to a court for the appointment of an inspector to investigate the manner in which the business of the corporation and its Affiliates is being carried on where there is reason to believe that fraudulent, dishonest or oppressive conduct has occurred. The REIT Deed of Trust allows Voting Unitholders to pass resolutions appointing an inspector to investigate the Trustees’ performance of their responsibilities and duties, but this process would not be subject to court oversight or assure the other investigative procedures, rights and remedies available under the CBCA. The CBCA also permits shareholders to bring or intervene in derivative actions in the name of the corporation or any of its Subsidiaries, with the leave of a court. The REIT Deed of Trust does not include a comparable right of the Unitholders to commence or participate in legal proceedings with respect to the REIT.
Conflicts of Interest Provisions
The REIT Deed of Trust contains “conflict of interest” provisions that serve to protect Unitholders without creating undue limitations on the REIT. The REIT Deed of Trust contains provisions, similar to those contained in the CBCA, that require each Trustee who is a party to, or is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction with the REIT, to disclose the nature and extent of such interest to the other Trustees, and such Trustee cannot vote on any resolution to approve the contract or transaction unless the contract or transaction is one relating primarily to (i) his or her remuneration as a Trustee, (ii) indemnity or insurance in respect of him or her; or (iii) a contract or transaction with an Affiliate of the REIT.
Principal Unitholders
Upon the completion of the Arrangement, 45,813,355 REIT Units will be outstanding assuming that (a) 1,637,000 Extendicare Subordinate Voting Shares are issued pursuant to the exercise of vested Options and no additional Extendicare Shares are issued prior to the Effective Date, and (b) 24,668,730 Exchangeable LP Units are issued pursuant to the Arrangement. Upon the completion of the Arrangement, 70,482,085 REIT Units will be outstanding assuming that (a) 1,637,000 Extendicare Subordinate Voting Shares are issued pursuant to the exercise of vested Options and no additional Extendicare Shares are issued prior to the Effective Date, and (b) no Exchangeable LP Units are issued pursuant to the Arrangement.

To the knowledge of the directors and officers of Extendicare, the only Shareholder that will beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the REIT Units after the Effective Date will be Scotia Investments Limited, which will own approximately 8,178,667 REIT Units (or approximately 11.60% of the REIT Units) assuming that (a) 1,637,000 Extendicare Subordinate Voting Shares are issued pursuant to the exercise of vested Options and no additional Extendicare Shares are issued prior to the Effective Date, and (b) no Exchangeable LP Units are issued pursuant to the Arrangement. To the knowledge of the directors and officers of Extendicare, the 8,178,667 REIT Units will be held either directly by Scotia Investments Inc. or indirectly by Scotia Investments Inc. through related companies. All of the outstanding voting shares of Scotia Investments Inc. are held directly or indirectly by members of the family of the late R.A. Jodrey.
Auditors, Registrar and Transfer Agent
The auditors of the REIT are KPMG LLP, Chartered Accountants, 4100 Yonge Street, Suite 200, Toronto, Ontario M2P 2H3.
The registrar and transfer agent of the REIT Units will be Computershare Investor Services Inc. at its principal offices in Toronto, Ontario.
Fiscal Year-End
The fiscal year-end of the REIT is December 31.
Distribution Policy
The following outlines the distribution provisions of the REIT as contained in the REIT Deed of Trust, the Trust Deed of Trust and the Limited Partnership Agreement and the present recommendations of Management with respect to the payment of distributions to Unitholders and holders of Exchangeable LP Units.
Distribution Payments
The REIT and Extendicare Holding Partnership initially intend to make or cause to be made pro rata monthly cash distributions to Unitholders and holders of Exchangeable LP Units, as the case may be, equal to, on an annual basis, approximately 85% of Distributable Income. Management of the REIT believes that the 85% payout ratio initially set by the REIT should allow the REIT to meet its internal funding needs, while being able to maintain stable cash distributions. However, the actual payout ratio will be determined by the Trustees or Holding GP in their discretion, subject to compliance with requirements of the REIT Deed of Trust or Limited Partnership Agreement, as applicable. Distributions in respect of a given month will be paid on or about each Distribution Date to Unitholders and holders of Exchangeable LP Units of record as at the close of business on the last business day of the month preceding the Distribution Date. Distributions may be adjusted for amounts paid in prior periods if the actual Distributable Income for the prior periods is greater than or less than the estimates for the prior periods. Any increase or reduction in the percentage of Distributable Income to be distributed to Unitholders will result in a corresponding increase or decrease in distributions on Exchangeable LP Units.
Under the REIT Deed of Trust, where the REIT’s cash is not sufficient to make payment of the full amount of a distribution, such payment will, to the extent necessary, be distributed in the form of additional REIT Units. See “Description of the REIT — Issuance of REIT Units” and “Certain Canadian Federal Income Tax Considerations”.
If the Trustees determine that it would be in the REIT’s best interests, they may reduce, for any period, the percentage of Distributable Income to be distributed to Unitholders, which will result in corresponding reductions in distributions on Exchangeable LP Units.
The REIT is only required to make distributions to Unitholders equal to the amount of net income and net realized capital gains as is necessary to ensure that the REIT will not be liable for ordinary Canadian income taxes on such income. Pursuant to the REIT Deed of Trust, on December 31 of each year, the REIT will make payable to Unitholders, and Unitholders will have an enforceable right to payment on such date of, a distribution of sufficient net income and net realized capital gains for the taxation year ending on that date, net of any capital losses or non capital losses recognized on or before the end of such year, such that the REIT will not be liable for ordinary Canadian income taxes for such year, net of tax refunds. The payment of such amounts will be made on or before the following January 30th.
The first distribution will be for the period from the Effective Date to December 31, 2006 and will be paid on January 15, 2007. The REIT intends to make subsequent monthly distributions in the estimated amount of $0.10 per REIT Unit commencing on February 15, 2007.
Extendicare Holding Partnership will be the primary source of cash flow to fund distributions to Unitholders. Extendicare Holding Partnership will make monthly cash distributions to Extendicare Trust and to holders of Exchangeable LP Units Extendicare Holding Partnership will retain the discretion to make unequal distributions to account for expenses incurred or income earned by Extendicare Trust and the REIT so that distributions to be made to holders of Exchangeable LP Units will be economically equivalent, to the greatest extent possible, to the distributions that the holder of Exchangeable LP Units would have received if they were holding REIT Units instead of Exchangeable LP Units.
Unitholders who are Non-Residents or Non-Canadian Partnerships will be subject to Canadian withholding taxes in respect of any distributions of income by the REIT, whether in the form of cash or additional REIT Units. See “Certain Canadian Federal Income Tax Considerations – Taxation of Unitholders – REIT Distributions – Non-Residents of Canada”. Non-U.S. holders of REIT Units may be subject to U.S. withholding tax in respect of amounts payable or paid by U.S. affiliates or subsidiaries of the REIT. In order to allow the REIT to monitor and comply with its U.S. withholding obligations, a Unitholder must notify the REIT if it is a “controlled foreign corporation” related to the payor, if it is a “10% shareholder” of the payor and, in certain instances, if it is a bank. The REIT may deduct and withhold any such amounts from distributions payable to Unitholders including, in the event of a distribution in the form of additional REIT Units, the sale of a portion of such REIT Units to pay the withholding tax.
Computation of Distributable Income
“Distributable Income” is defined as net earnings of the REIT, on a consolidated basis, as determined in accordance with GAAP, subject to certain adjustments as set out in the REIT Deed of Trust, including: (i) adding back the following items: depreciation of buildings and improvements and amortization of related intangibles, accretion expenses, realized and unrealized foreign currency losses, realized and unrealized losses on derivative financial instruments, provisions for the impairment of asset values, future income tax expense, losses on dispositions of assets, amortization of deferred financing costs, amortization of net discounts on long-term debt, non-cash REIT Unit-based compensation expenses and the principal portion of capital funding payments received from any governmental authority; and (ii) deducting the following items: undistributed equity accounted earnings, realized and unrealized foreign currency gains, realized and unrealized gains on derivative financial instruments, future income tax credits or reductions, gains from asset disposals and amortization of net premiums on long-term debt. Other adjustments may be made to Distributable Income as determined by a majority of the Trustees in their discretion. Distributable Income is based on net earnings adjusted for non-cash items and other items that are not representative of the REIT’s operating performance, plus cash items that have not been reflected in net earnings. Where appropriate, estimates may be made of Distributable Income by a majority of the Trustees where the actual amount has not been finally determined.
Tax Deferral on Distributions
The REIT estimates that, of the monthly cash distributions to be made by the REIT to Unitholders, approximately 60% in 2006 and 60% in 2007 will be tax deferred returns of capital in the REIT’s indirect investment in the ULC Shares and the ULC Notes. Such estimate is based on organizational structure of the REIT described in this Circular, certain financial information, the current provisions of the Tax Act, published statements of the current administrative and assessing practices of CRA and the specific proposals to amend the Tax Act announced by the Minister of Finance (Canada) prior to the date hereof. The portion of the monthly cash distributions to be made by Extendicare Holding Partnership to holders of Exchangeable LP Units that will be tax deferred returns of capital may differ from, and may be less than, the portion of distributions to Unitholders on REIT Units that represent tax deferred returns of capital. The adjusted cost base of REIT Units or Exchangeable LP Units held by a Unitholder or holder of Exchangeable LP Units, as the case may be, will generally be reduced by such non-taxable portion of distributions made to the Unitholder (other than the non-taxable portion of capital gains) or holder of Exchangeable LP Units. A Unitholder will generally realize a capital gain to the extent that the adjusted cost base of the Unitholder’s REIT Units would otherwise be a negative amount while a holder of Exchangeable LP Units will generally realize a capital gain to the extent that the adjusted cost base of the holder’s Exchangeable LP Units at the end of a fiscal period of Extendicare Holding Partnership is a negative amount, notwithstanding that the holder has not sold any REIT Units or Exchangeable LP Units. The composition for tax purposes of distributions may change over time, thus affecting the after-tax return to such Unitholders or holders of Exchangeable LP Units. See “Certain Canadian Federal Income Tax Considerations”.
UNITHOLDER RIGHTS PLAN
General
If the Arrangement Resolution is passed by Shareholders at the Meeting, Shareholders will also be asked to consider and, if thought advisable, pass an ordinary resolution authorizing and approving the adoption of a unitholder rights plan for the REIT. A copy of the full text of this resolution is attached to this Circular as Appendix B.
The Trustees propose to adopt the Rights Plan which reflects the “current generation” of rights plans designed to meet the proxy voting guidelines of institutional investors. The Rights Plan will become effective on the Effective Date.
The Rights Plan utilizes the mechanism of a Permitted Bid (as hereinafter described) to ensure that a Person seeking control of the REIT gives Unitholders (including holders of Exchangeable LP Units) and the Trustees sufficient time to evaluate the bid, negotiate with the initial bidder and encourage competing bids to emerge. The purpose of the Rights Plan is to protect Unitholders and holders of Exchangeable LP Units by requiring all potential bidders to comply with the conditions specified in the Permitted Bid provisions or risk being subject to the dilutive features of the Rights Plan. Generally, to qualify as a Permitted Bid, a bid must be made to all Unitholders and holders of Exchangeable LP Units and must be open for 60 days after the bid is made. If more than 50% of the REIT Units held by Independent Unitholders (as hereinafter defined) are deposited or tendered to the bid and not withdrawn, the bidder may take up and pay for such REIT Units. The take-over bid must then be extended for a further period of ten days on the same terms to allow those Unitholders who did not initially tender their REIT Units to tender to the take-over bid if they so choose. Thus, there is no coercion to tender during the initial 60-day period because the bid must be open for acceptance for at least ten days after the expiry of the initial tender period. The Rights Plan is designed to make it impracticable for any Person to acquire more than 20% of the outstanding REIT Units (including the Exchangeable LP Units) without the approval of the Trustees except pursuant to the Permitted Bid procedures or pursuant to certain other exemptions outlined below. Management believes that the Rights Plan taken as a whole should not be an unreasonable obstacle to a serious bidder willing to make a bona fide and financially fair offer open to all Unitholders.
The provisions of the Rights Plan relating to portfolio managers are designed to prevent the triggering of the Rights Plan by virtue of the customary activities of such Persons.
The Rights Plan will expire ten years following the Effective Date, subject to re-confirmation every three years.
The following is a summary of the principal provisions of the Rights Plan, which is qualified in its entirety by reference to the text of the Rights Plan.
Issue of Rights
On the Effective Date, one right (a “Right”) will be issued and attached to each outstanding REIT Unit and each Special Voting Unit. One Right will also attach to any subsequently issued REIT Units. The initial exercise price of each Right is $100 (the “Exercise Price”), subject to appropriate anti-dilution adjustments.

Rights Exercise Privilege
The Rights will separate from the REIT Units and Special Voting Units to which they are attached and will become exercisable at (the “Separation Time”) the close of business on the 10th trading day after the earlier of (A) the first date of public announcement by the REIT or an Acquiring Person (as hereinafter defined) of facts indicating that a Person has become an Acquiring Person (the “Voting Unit Acquisition Date”), and (B) the date of the commencement of, or first public announcement of, the intent of any Person (other than the REIT or any Subsidiary of the REIT) to commence, a take-over bid (other than a Permitted Bid or Competing Bid (as described below)), or two days following the date on which a Permitted Bid ceases to qualify as such, or, in either case, such later date as may be determined by the Trustees.
The acquisition by a Person (an “Acquiring Person”), including Persons acting in concert, of 20% or more of the REIT Units and/or Special Voting Units, other than by way of a Permitted Bid in certain circumstances, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the Voting Unit Acquisition Date, will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, the Rights (other than those held by the Acquiring Person) will permit the holder to purchase, for example, REIT Units with a total market value of $200, on payment of $100 (i.e., at a 50% discount).
The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the attached REIT Units, reported earning per REIT Unit on a fully diluted or non-diluted basis may be affected. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.
Certificates and Transferability
Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for REIT Units and will not be transferable separately from the attached REIT Units. From and after the Separation time, the Rights will be evidenced by Rights certificates, which will be transferable and traded separately from the REIT Units.
Permitted Bid Requirements
The requirements of a Permitted Bid include the following:
•	the take-over bid must be made by way of a take-over bid circular;

•	the take-over bid must be made to all holders (other than the bidder) of REIT Units and holders of Exchangeable LP Units on the same terms;

•	the take-over bid must not permit REIT Units tendered pursuant to the take-over bid to be taken up prior to the expiry of a period of not less than 60 days from the date of the bid and then only if at such time more than 50% of the REIT Units (including those underlying Exchangeable LP Units) held by Unitholders and holders of Exchangeable LP Units other than the bidder, its affiliates and Persons acting jointly or in concert with the bidder (the “Independent Unitholders”) have been tendered pursuant to the take-over bid and not withdrawn; and

•	if more than 50% of the REIT Units (including those underlying Exchangeable LP Units) held by Independent Unitholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of REIT Units and Exchangeable LP Units for an additional 10 business days from the date of such public announcement.
The Rights Plan allows a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that, provided it is outstanding for a minimum period of 35 days, it may expire on the same date as the Permitted Bid.

Waiver and Redemption
The Trustees may, prior to a Flip-in Event, and in certain circumstances without the approval of Unitholders, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event. At any time prior to the occurrence of a Flip-in Event, and in certain circumstances without the approval of the Rights holders, the Trustees may redeem all, but not less than all, the outstanding Rights at a price of $0.000001 each.
Waiver of Inadvertent Flip-in Event
The Trustees may, prior to the close of business on the tenth trading day after a person has become an Acquiring Person, waiver the application of the Rights Plan to an inadvertent Flip-in Event, on the condition that such person reduces its beneficial ownership of REIT Units such that it is not an Acquiring Person within 14 days of the determination of the Trustees.
Portfolio Managers
The provisions of the Rights Plan relating to portfolio managers are designed to prevent the occurrence of a Flip-in Event solely by virtue of the customary activities of such managers, including trust companies and other Persons, where a substantial portion of the ordinary business of such Person is the management of funds for unaffiliated investors, so long as any such Person does not propose to make a take-over bid either alone or jointly with others.
Supplement and Amendments
The Trustees are authorized to make amendments to the Rights Plan to correct any clerical or typographical error or to maintain the validity of the Rights Plan as a result of changes in law or regulation.
Unitholder Rights
Until a Right is exercised, the holder thereof, as such, will have no rights as a Unitholder.

SUMMARY OF PRO FORMA DISTRIBUTABLE INCOME OF THE REIT
Summary of Pro Forma Funds from Operations, Distributable Income and Adjusted Funds from Operations of the REIT
Management has provided the following analysis to assist Shareholders in analyzing Funds From Operations, Distributable Income and Adjusted Funds from Operations had the REIT been in existence for the six months ended June 30, 2006 and for the year ended December 31, 2005. See “Supplemental Disclosure With Respect to Non-GAAP Measures”. This analysis was prepared on the assumption that all of the transactions contemplated by the Arrangement had been completed on the first day of the respective periods.
The pro forma information is not a forecast or projection of future results. The actual results of operations of the REIT for any period following the Effective Date will vary from the amounts set forth in the following analysis, and these variations may be material. See “Risk Factors”.

	Pro Forma
	Six months	Year ended
	ended	Dec. 31,
(thousands of dollars, unless otherwise noted)	June 30, 2006	2005

Net loss	(199,389)	(154,902)
Depreciation and amortization of buildings, improvements and related intangibles (1)	17,457	36,688
Accretion expense	678	1,329
Amortization of deferred financing costs	1,792	3,790
Loss (gain) from asset disposals, restructuring charges, impairment and other items	109,131	107,888
Current tax (recovery) on loss (gain) from asset disposal, restructuring charges, impairment and other items	(21,281)	(18,889)
Current tax assumed on the distribution of ALC	137,962	137,962
Future income tax expense (reduction)	(2,567)	2,415
Undistributed share of equity accounted earnings	(2,453)	(3,928)
Adjustments for discontinued operations not included above	1,019	2,685

Funds from Operations (2)	42,349	115,038
Principal portion of government capital funding payments	965	1,817

Distributable Income (2)	43,314	116,855
Additional maintenance capital expenditures (1)	(8,797)	(17,924)

Adjusted Funds from Operations (2)	34,517	98,931

(1) The following provides a reconciliation of actual maintenance capital expenditures incurred and deducted in arriving at Adjusted Funds from Operations:
Depreciation and amortization expensed	24,728	51,356
Added back in arriving at Distributable Income: depreciation and amortization of buildings, improvements and related intangibles	(17,457)	(36,688)

Depreciation on furniture, fixtures, equipment and computers	7,271	14,668
Additional maintenance capital expenditures incurred	8,797	17,924

Total maintenance capital expenditures	16,068	32,592

As illustrated in the above table, Extendicare has taken a two-step approach to accounting for the actual maintenance capital expenditures incurred of $16,068,000 for the six months ended June 30, 2006, and $32,592,000 for the year ended December 31, 2005, in arriving at Adjusted Funds from Operations. First, only a portion of total depreciation and amortization expensed, specifically the amount related to buildings, improvements and related intangibles, is added back to net earnings (loss). As a result, the depreciation related to furniture, fixtures, equipment and computers remains expensed in arriving at Funds from Operations and Distributable Income. The remaining amount of total maintenance capital expenditures actually incurred during the reported period is then deducted to arrive at Adjusted Funds from Operations.

(2)	“Funds from Operations”, “Distributable Income” and “Adjusted Funds from Operations” are not recognized measures under GAAP and do not have a standardized meaning prescribed by GAAP. See “Supplemental Disclosure with Respect to Non-GAAP Measures”.

(3)	The reader should take the following into account in assessing the Adjusted Funds from Operations for the pro forma six months ended June 30, 2006:
•	Pro forma operating and administrative costs for the six months ended June 30, 2006 and the year ended December 31, 2005, include share-based compensation costs of $3.1 million and $0.9 million, respectively, which are not adjusted for in arriving at Funds from Operations. The amount recorded for the first half of 2006 was significantly higher than for the year 2005 because of the increase in the Extendicare Subordinate Voting Share price following the announcement of the Arrangement.

•	The pro forma results for the six months ended June 30, 2006 include discontinued operations, which incurred revenue of $7.5 million, operating costs of $11.1 million and lease costs of $0.1 million.

•	The pro forma results for the six months ended June 30, 2006, reflect only four months of a March 1 acquisition of two nursing facilities (417 beds) in Pennsylvania, which contributed approximately $1.0 million to earnings before interest, income taxes, depreciation, amortization and accretion.
(4)	The REIT and Extendicare Holding Partnership initially intend to make or cause to be made pro rata monthly cash distributions to Unitholders and holders of Exchangeable LP Units, as the case may be, equal to, on an annual basis, approximately 85% of Distributable Income. It is anticipated that the monthly rate of distribution will be initially set at $0.10 per REIT Unit. See “Description of the REIT – Distribution Policy”.

Reconciliation of Pro Forma Net Loss to Cash Provided by (Used in) Operations to Distributable Income and Adjusted Funds from Operations
The following table provides a reconciliation of Distributable Income and Adjusted Funds from Operations to cash provided by (used in) operations for the six months ended June 30, 2006 and for the year ended December 31, 2005. See “Supplemental Disclosure With Respect to Non-GAAP Measures”. This analysis was prepared on the assumption that all of the transactions contemplated by the Arrangement had all been completed on the first day of the respective periods.

	Pro Forma
	Six months	Year ended
	ended	Dec. 31,
(thousands of dollars)	June 30, 2006	2005

Net loss	(199,389)	(154,902)
Adjustments for cash from (provided by) operations:
Depreciation and amortization	24,728	51,356
Accretion	688	1,329
Provision for self-insured liabilities	6,037	9,071
Payments for self-insured liabilities	(9,681)	(20,304)
Future income taxes	(3,878)	2,006
Loss (gain) from asset disposals, restructuring charges, impairment and other items	110,942	112,415
Undistributed share of equity accounted earnings	(2,453)	(3,928)
Amortization of deferred financing costs	1,792	3,790
Net change in operating assets and liabilities (1)	—	—

Cash provided by (used in) operations (1)	(71,214)	833
Adjustments for Distributable Income:
Current tax (recovery) on loss (gain) from asset disposal, restructuring charges, impairment and other items	(20,772)	(20,322)
Current tax assumed on the distribution of ALC	137,962	137,962
Net provisions and payments for self-insured liabilities	3,644	11,233
Net change in operating assets and liabilities (1)	—	—
Depreciation on furniture, fixtures, equipment and computers	(7,271)	(14,668)
Principal portion of government capital funding payments	965	1,817

Distributable Income	43,314	116,855
Additional maintenance capital expenditures	(8,797)	(17,924)

Adjusted Funds from Operations	34,517	98,931

(1)	Cash provided by (used in) operations assumes for the purposes of this pro forma that there are no additional changes in operating assets and liabilities, and to the extent there were any, they would be excluded from the computation of Distributable Income.
CURRENCY HEDGING POLICY
Approximately 70% of operations of the REIT Group will be in the United States with the balance in Canada. Accordingly, the REIT Group will generate cash flows and earn income in U.S. and Canadian dollars. Because cash distributions on the REIT Units and Exchangeable LP Units will be made in Canadian dollars, the REIT Group intends to implement a hedging strategy to minimize the effect of currency fluctuations. The REIT Group will enter into foreign exchange contracts based on forecasted Distributable Income for a period of at least three years.
The REIT Group will review its currency hedging strategy on an ongoing basis. There can be no assurance that the REIT Group will be able to successfully implement this hedging strategy and actual revenues, expenses and cash flows may vary from Management’s estimates.

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF EXTENDICARE (PRE-ARRANGEMENT)
The following selected consolidated financial and operating information of Extendicare has been derived from, and should be read in conjunction with, the historical consolidated financial statements of Extendicare (pre-Arrangement) and the notes thereto incorporated by reference into this Circular. “See Documents Incorporated by Reference”.

	Six months
	ended June 30		Years ended December 31
(thousands of dollars unless otherwise noted)	2006	2005	2005	2004	2003

Income Statement Data

Revenue	977,428	988,904	1,962,862	1,698,472	1,661,543

EBITDA	121,171	140,498	268,137	229,079	184,087
Depreciation and amortization	33,603	32,531	66,641	54,225	60,203
Accretion expense	678	683	1,347	1,319	1,304
Interest, net	32,372	29,911	59,723	40,174	57,923
Valuation adjustment on interest rate caps	(462)	2,745	2,248	10,379	—
Loss (gain) from restructuring, asset disposals, impairment and other items	8,346	(993)	(9,582)	(3,105)	(905)

Earnings from continuing health care operations before income taxes	46,634	75,621	147,760	126,087	65,562
Income taxes	34,416	28,978	49,658	329	24,158

Earnings from continuing health care operations	12,218	46,643	98,102	125,758	41,404
Share of equity accounted earnings	2,453	2,289	3,928	9,375	18,884

Earnings from continuing operations	14,671	48,932	102,030	135,133	60,288
Loss from discontinued operations, net of income taxes	(3,311)	(5,988)	(7,835)	(10,841)	(516)

Net earnings	11,360	42,944	94,195	124,292	59,772

Earnings per Subordinate Voting Share ($)
Basic
Earnings from continuing operations	0.22	0.71	1.49	1.96	0.86
Net earnings	0.17	0.63	1.38	1.80	0.86

Diluted
Earnings from continuing operations	0.22	0.71	1.47	1.92	0.86
Net earnings	0.17	0.62	1.36	1.76	0.85

Earnings per Multiple Voting Share ($)
Basic
Earnings from continuing operations	0.17	0.66	1.39	1.96	0.86
Net earnings	0.12	0.58	1.28	1.80	0.86

Diluted
Earnings from continuing operations	0.17	0.66	1.37	1.92	0.86
Net earnings	0.12	0.57	1.26	1.76	0.85

Average US/Canadian dollar exchange rate	1.1382	1.2354	1.2116	1.3015	1.4015

Balance Sheet Data (at period end)
Health care assets	1,611,196	1,695,776	1,628,018	1,360,378	1,454,406
Equity accounted investments	74,908	70,920	72,445	68,531	141,779

Total assets	1,686,104	1,766,696	1,700,463	1,428,909	1,596,185

Long-term debt	767,693	858,574	775,243	613,651	750,094

US/Canadian dollar exchange rate	1.1162	1.2254	1.1630	1.2020	1.2965

Note: Certain comparative figures have been restated for the adoption of the accounting policy for conditional asset retirement obligations, and certain items have been reclassified for the discontinued operations identified in 2006.

RECONCILIATION OF EARNINGS FROM CONTINUING HEALTH CARE OPERATIONS BEFORE
TAXES TO EBITDA (PRE-ARRANGEMENT)
The following is a reconciliation of earnings from continuing health care operations before income taxes to EBITDA.

	Six months
	ended June 30		Years ended December 31
(thousands of dollars)	2006	2005	2005	2004	2003

Earnings from continuing health care operations before income taxes	46,634	75,621	147,760	126,087	65,562
Add (deduct):
Depreciation and amortization	33,603	32,531	66,641	54,225	60,203
Accretion expense	678	683	1,347	1,319	1,304
Interest, net	32,372	29,911	59,723	40,174	57,923
Valuation adjustment on interest rate caps	(462)	2,745	2,248	10,379	—
Loss (gain) from asset disposals, impairment and other items	8,346	(993)	(9,582)	(3,105)	(905)

EBITDA	121,171	140,498	268,137	229,079	184,087

SELECTED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION OF THE REIT
The following is a summary of selected pro forma financial information on a consolidated basis for the REIT assuming the ALC Distribution and the Arrangement had occurred at the beginning of the periods indicated. The following should be read in conjunction with the pro forma financial statements of the REIT and the notes thereto attached as Appendix I to this Circular.

	Six months ended	Year ended
(thousands of dollars) (unaudited)	June 30, 2006	December 31, 2005

Income Statement Data
Revenue	852,320	1,723,374
Operating and administrative costs	752,015	1,493,933
Lease costs	7,073	14,594

Earnings before undernoted	93,232	214,847
Depreciation and amortization	24,587	49,700
Accretion expense	678	1,329
Interest, net	34,299	66,992
Loss from asset disposal, restructuring charges, impairment and other items	109,131	107,888

Loss from continuing health care operations before income taxes	(75,463)	(11,062)
Income taxes	123,068	139,933

Loss from continuing health care operations	(198,531)	(150,995)
Share of equity accounted earnings	2,453	3,928

Loss from continuing operations	(196,078)	(147,067)
Loss from discontinued operations, net of income taxes	(3,311)	(7,835)

Net loss	(199,389)	(154,902)

As at
June 30, 2006

Balance Sheet Data
Total assets	1,234,435
Total long-term debt including current portion	920,557

PRO FORMA CAPITALIZATION OF THE REIT
The following table sets forth the capitalization of Extendicare as at June 30, 2006, and the pro forma capitalization of the REIT as at June 30, 2006 after giving effect to the Arrangement.

			As at June 30, 2006
			Extendicare	Pro Forma
(thousands of dollars) (unaudited)	Authorized		As Reported	the REIT (1)

Designation
Long-term debt, including current maturities
Senior Subordinated Notes at 6.875%, due 2014 (2)	US$	125,000	136,599	—
Senior Notes at 9.50%, due 2010 (2)	US$	150,000	167,182	—
Term Loan at variable rates, due 2010 (2)	US$	86,000	95,033	—
Line of credit at variable rates, due 2010 (2)	US$	114,000	18,975	—
Collateral mortgage backed securities (2)			—	632,003
Canadian line of credit (2)			—	20,046
Mortgages, Industrial Development Revenue Bonds and notes payable, 0.25% to 13.61%, maturing through to 2036			225,186	136,006
Obligations under capital leases			145,930	132,502

Long-term debt, including current maturities			788,905	920,557

Shareholders’/Unitholders’ equity
Share capital
Subordinate Voting and Multiple Voting shares	unlimited		292,442	—
Preferred shares (3)	unlimited		16,789	—
REIT units	unlimited		—	317,014
Exchangeable LP units (4)	unlimited		—	—
Contributed surplus			441	—
Retained earnings (deficit)			206,565	(350,276)
Foreign currency translation adjustment account			(42,142)	(3,965)

Total shareholders’/unitholders’ equity (deficit)			474,095	(37,227)

Total capitalization			1,263,000	883,330

(1)	See the pro forma consolidated financial statements of the REIT and the notes thereto attached as Appendix I. Since June 30, 2006, there have been no changes in Extendicare’s capitalization with the exception of the issuance of 5,750 Extendicare Subordinate Voting Shares upon the exercise of Options for cash proceeds of $32,000, and the purchase for cancellation by Extendicare of 1,200 Class 1, Preferred Shares Series 2 at a cost of $30,000.
(2)	Before the Closing, EHSI will pay all amounts owing by it under the Existing Senior Credit Facility will make an offer to purchase the EHSI Notes. EHSI intends to repay amounts owing under the Existing Senior Credit Facility and finance its offer for the EHSI Notes through a new collateral mortgage back securities financing of up to US$600 million and a new US$100 million revolving line of credit. Extendicare is also negotiating a Canadian revolving line of credit of up to approximately $30.0 million. See “Refinancing of EHSI” and “New Credit Facilities”.
(3)	All of Extendicare’s outstanding Preferred Shares will be redeemed. See “Treatment of Other Securities — Treatment of Preferred Shares”.
(4)	The maximum number of Exchangeable LP Units that may be issued under the Arrangement is 35% of the number of outstanding Extendicare Common Shares immediately prior to the amalgamation of Extendicare and Newco pursuant to the Arrangement. Since it is unknown how many Shareholders will elect to receive Exchangeable LP Units, no attempt was made to allocate a portion of Shareholders’ equity/ Unitholders’ equity to Exchangeable LP Units.

NEW CREDIT FACILITIES
As indicated under “Refinancing of EHSI” in this Circular, before Closing, EHSI will repay all amounts owing under the Existing Credit Facility and will make an offer to purchase the EHSI Notes.
EHSI is in the process of negotiating new financing with Lehman Brothers Bank, FSB (the “Lender”) in the form of collateral mortgage backed securities (CMBS) relating to the majority of the owned skilled nursing and assisted living facilities that make up its U.S. portfolio (the “U.S. properties”). EHSI is negotiating CMBS borrowings of up to US$600 million at a rate ranging from 6.86% to 7.26%, depending on the principal amount drawn down. The loan will mature in five years and be amortized over 30 years, and interest and principal will be payable monthly. The borrowers under the loan will be multiple single-purpose entities owned in each case directly or indirectly by the current owner of the particular U.S. property and controlled by EHSI. Each borrower will enter into a master lease of the U.S. properties to a single master tenant (also controlled by EHSI) and the master tenant will sublease the U.S. properties to the current operators of the U.S. properties. The loan will not be pre-payable until 90 days prior to the maturity date, but defeasance is permitted, subject to certain limitations, commencing two years from the date the last portion of the loan is securitized.
The obligations in respect of the loan will be secured by, among other things, (i) a cross-collateralized and cross-defaulted first mortgage on the borrower’s fee simple and/or leasehold interest in the U.S. properties, (ii) an assignment of all leases and rents, (iii) a security agreement covering the personal property at the U.S. properties (other than accounts receivable of the operator), (iv) a cash collateral agreement, and (v) such other collateral as may be specified in the loan documentation. The lender will also generally have a second lien over the operator’s accounts receivable. EHSI will guarantee the obligations of each of the borrowers.
EHSI is also in the process of arranging a US$100 million revolving line of credit to be used for general corporate purposes that will replace its Existing Credit Facility. It is expected that the new revolving credit facility will be secured by owned nursing and assisted living facilities of EHSI and its subsidiaries, have a three year term and that the loans will bear interest at variable interest rates.
Extendicare and certain of its Canadian Affiliates expect to enter into a revolving credit facility with a Canadian chartered bank (the “New Canadian Credit Facility”) before Closing in a principal amount of up to $30 million, with draw downs limited to the amount of a specified borrowing base. Loans under the New Canadian Credit Facility will be used for the redemption of the Preferred Shares, general corporate purposes and acquisitions. The New Canadian Credit Facility is expected to have a term of three years and will be secured by Canadian nursing homes owned by Extendicare and certain of its Canadian Affiliates. The New Canadian Credit Facility will be available by way of prime loans, bankers acceptances and letters of credit at specified interest rates or fees, as applicable.
DESCRIPTION OF EXTENDICARE TRUST
The Trust Deed of Trust contains provisions substantially similar to those of the REIT Deed of Trust relating to the REIT. The principal differences between the Trust Deed of Trust and the REIT Deed of Trust are those described below. The description below is a summary only and is qualified in its entirety by the complete provisions of the Trust Deed of Trust.
General
On the Effective Date, the Trust Trustees will be the same eight individuals that will comprise the board of trustees of the REIT. See “Trustees, Directors and Management”. The head office of Extendicare Trust will be located at 3000 Steeles Avenue East, Markham, Ontario L3R 9W2.
Extendicare Trust is an unincorporated, open-ended, limited purpose trust established under and governed by the laws of the Province of Ontario pursuant to the Trust Deed of Trust. Its operations and activities are restricted to:
(i)	participating in the Arrangement as contemplated by the Arrangement Agreement and the Plan of Arrangement;

(ii)	acquiring, investing in, holding, transferring, disposing of and otherwise dealing with, directly or indirectly, any of the Securities issued by Extendicare Holding Partnership, including investing in the Securities of the Subsidiaries and Affiliates of Extendicare Holding Partnership, and borrowing funds for that purpose;
(iii)	investing in any other Securities and in any other business or investments as the Trust Trustees may determine, and borrowing funds for that purpose;
(iv)	temporarily holding cash in interest bearing accounts and short-term investments for the purposes of making investments, paying the expenses and the liabilities of Extendicare Trust and making distributions to holders of Trust Units;
(v)	issuing Trust Units or Securities convertible into or exchangeable for Trust Units or other Securities of the Trust for the purpose of carrying out the transactions contemplated by the Plan of Arrangement, obtaining funds to conduct any of the activities of Extendicare Trust, completing any acquisition of Securities or any other assets for the benefit of Extendicare Trust and making non-cash distributions to holders of Trust Units;
(vi)	issuing debt Securities, provided recourse shall be limited to the assets of Extendicare Trust (including debt Securities convertible into, or exchangeable for, Trust Units or other Securities of Extendicare Trust) or otherwise borrowing, mortgaging, pledging, charging, granting a security interest in or otherwise encumbering any of the assets of Extendicare Trust as security;
(vii)	guaranteeing (as guarantor, surety or co-principal obligor) the payment of any indebtedness, liability or obligation of any Person, and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of the assets of Extendicare Trust, including Securities issued by Extendicare Holding Partnership or any Subsidiary of the Extendicare Trust, as security for that guarantee;
(viii)	disposing of any part of the assets of Extendicare Trust;
(ix)	repurchasing, redeeming or otherwise acquiring Securities of Extendicare Trust, pursuant to any issuer bid made by Extendicare Trust;
(x)	satisfying the obligations, liabilities or indebtedness of Extendicare Trust;
(xi)	performing all acts necessary, incidental, ancillary or related to any of the foregoing; and
(xii)	undertaking such other activities or taking such other actions to conduct the business of Extendicare Trust as shall be approved by the Trust Trustees from time to time, provided, however, that the Trust shall not undertake any activity, take any action, or make or retain any investment which would result (or fail to take any action where that failure would result) in Extendicare Trust not being considered a “unit trust” for the purposes of the Tax Act.
Extendicare Trust does not intend to hold Securities of any entities other than Extendicare Holding Partnership, except in connection with its short-term cash management.
Restrictions on the Powers of the Trustees of Extendicare Trust
The Trust Deed of Trust states that the Trust Trustees may not, without approval by special resolution of the holders of Trust Units, authorize:
(i)	the amalgamation, arrangement or other merger of Extendicare Holding Partnership with any other Person, except with one or more direct or indirect wholly-owned Subsidiaries or in conjunction with an internal reorganization;

(ii)	the winding-up or dissolution of Extendicare Holding Partnership prior to the end of the term of Extendicare Trust, except in conjunction with an internal reorganization;
(iii)	a material amendment to the Trust Deed of Trust, the Trust Note Indenture, the certificate of limited partnership of Extendicare Holding Partnership and/or the Limited Partnership Agreement, or the constating documents of Extendicare Amalco, except in certain limited circumstances similar to those under which the REIT Deed of Trust may be amended without consent of Unitholders;
(iv)	any sale, lease or exchange of all or substantially all of the property of Extendicare Trust, except in certain limited circumstances; or
(v)	any sale, lease or exchange of all or substantially all of the property of Extendicare Holding Partnership, except in certain limited circumstances.
Redemption Right
The Trust Units will be redeemable at any time on demand by the holders thereof upon delivery to Extendicare Trust of a duly completed and properly executed notice requiring Extendicare Trust to redeem the Trust Units, in a form reasonably acceptable to the Trust Trustees, together with the certificates for the Trust Units representing the Trust Units to be redeemed and written instructions as to the number of Trust Units to be redeemed. Upon tender of Trust Units by a holder thereof for redemption, the holder of the Trust Units tendered for redemption will no longer have any rights with respect to such Trust Units other than the right to receive the redemption price for such Trust Units. The redemption price for each Trust Unit tendered for redemption will be equal to:
(A x B) - C

 D
Where:

A =	the cash redemption price per REIT Unit calculated as of the close of business on the date the Trust Units were so tendered for redemption by a holder of Trust Units;

B =	the aggregate number of REIT Units outstanding as of the close of business on the date the Trust Units were so tendered for redemption by a holder of Trust Units;

C =	the aggregate unpaid principal amount of the Trust Notes and accrued interest thereon and any other indebtedness of Extendicare Trust held by or owed to the REIT and the fair market value of any other assets or investments held by the REIT (other than Trust Units) as of the close of business on the date the Trust Units were so tendered for redemption by a holder of Trust Units; and

D =	the aggregate number of Trust Units outstanding held by the REIT as of the close of business on the date the Trust Units were so tendered for redemption by a holder of Trust Units.
The Trust Trustees will also be entitled to call for redemption, at any time, all or part of the outstanding Trust Units registered in the name of the holders thereof other than the REIT at the same redemption price as described above for each Trust Unit called for redemption, calculated with reference to the date the Trust Trustees approved the redemption of Trust Units.
The aggregate redemption price payable by Extendicare Trust in respect of any Trust Units tendered for redemption by the holders thereof during any month will be satisfied, at the option of the Trust Trustees: (i) in immediately available funds by cheque; (ii) by the issuance to or to the order of the holder whose Trust Units are to be redeemed of such aggregate amount of Series 2 Trust Notes as is equal to the aggregate redemption price payable to such holder of Trust Units rounded down to the nearest $100, with the balance of any such aggregate redemption price not paid in Series 2 Trust Notes to be paid in immediately available funds by cheque; or (iii) by any combination of funds and Series 2 Trust Notes as the Trust Trustees shall determine in their sole discretion, in each such case payable or issuable on the last day of the calendar month following the calendar month in which the Trust Units were so tendered for redemption. A holder of Trust Units whose Trust Units are tendered for redemption may elect, at any time prior to the payment of the redemption price, to receive Series 2 Trust Notes pursuant to (ii) above in the place of all or part of the funds otherwise payable, the amount of such Series 2 Trust Notes payable to be equal to the funds otherwise payable, rounded down to the nearest $100.

Distributions
Extendicare Trust intends to make monthly cash distributions to the REIT, being the only holder of Trust Units, of its net monthly cash receipts, after satisfaction of its interest obligations, if any, and less any estimated cash amounts required for costs, expenses, liabilities and other obligations of Extendicare Trust, any cash redemptions or repurchases of Trust Units or Trust Notes, amounts retained to comply with limits or restrictions contained in loan agreements, allowances for contingencies or for working capital, investments or acquisitions, and income tax liability. Such distributions will be paid on or before the 15th day of the month following the end of the distribution period and are intended to be received by the REIT prior to its related cash distribution to Unitholders.
The distribution declared in respect of the month ending December 31 in each year will include such amount in respect of the taxable income and net realized capital gains, if any, of Extendicare Trust for such year as is necessary to ensure that Extendicare Trust will not be liable for taxes under Part I of the Tax Act in such year.
If the Trust Trustees determine that Extendicare Trust does not have cash in an amount sufficient to make payment of the full amount of any distribution, the payment may include the issuance of additional Trust Units having a value equal to the difference between the amount of such distribution and the amount of cash which has been determined by the Trust Trustees to be available for the payment of such distribution.
Extendicare Trust — Trust Notes
The following is a summary of the material attributes and characteristics of the Trust Notes which will be issued by Extendicare Trust pursuant to the Trust Note Indenture. The summary is qualified in its entirety by the complete provisions of the Trust Note Indenture.
The Trust Notes will be issuable in series in Canadian currency. The Trust Notes will be unsecured debt obligations of Extendicare Trust. Trust Notes are issuable in denominations of $100 and integral multiples of $100. No Trust Notes in integral multiples of less then $100 will be distributed and where the number of Trust Notes to be received by a Unitholder includes a fraction, such number shall be rounded to the next lowest whole number. On the Effective Date, Extendicare Trust will issue approximately $130,000,000 principal amount of Series 1 Trust Notes to the REIT, assuming the Maximum Number of Exchangeable LP Units is issued.
The Series 2 Trust Notes will be reserved by Extendicare Trust to be issued exclusively to holders of REIT Units as full or partial payment of the redemption price for REIT Units, as the Trust Trustees may decide or, in certain circumstances, be obliged to issue. The Series 3 Trust Notes will be reserved by Extendicare Trust to be issued exclusively as full or partial payment of the redemption price of Series 1 Trust Notes, as the Trust Trustees may decide.
Interest and Maturity
The Series 1 Trust Notes to be issued on the Effective Date will be payable on demand, will mature on the tenth anniversary of the date of first issuance and will bear interest at a rate of 9.95% per annum, payable on or before the 15th day following the end of each calendar month that such Series 1 Trust Notes are outstanding. Each Series 2 Trust Note will mature on a date which is no later than the first anniversary of the date of issuance thereof and bear interest at a market rate to be determined by the Trust Trustees at the time of issuance thereof, payable on the 15th day of each calendar month that such Series 2 Trust Note is outstanding. Each Series 3 Trust Note will mature on the same date as the Series 1 Trust Notes and bear interest at a market rate to be determined by the Trust Trustees at the time of issuance thereof, payable on the 15th day of each calendar month that such Series 3 Trust Note is outstanding.
Payment Upon Maturity
On maturity, Extendicare Trust will repay the Trust Notes by paying to the trustee under the Trust Note Indenture in cash an amount equal to the principal amount of the outstanding Trust Notes, which have then matured, together with accrued and unpaid interest thereon.

Except as otherwise provided under the Trust Note Indenture, the principal amount of a Series 1 Trust Note will be repayable in whole or in part at the option of Extendicare Trust prior to maturity. In the event Extendicare Trust chooses to repay all or any part of the principal amount of a Series 1 Trust Note, Trust Trustees may, in their discretion, decide to issue Series 3 Trust Notes in full or partial repayment of the Series 1 Trust Note. Generally, Series 2 Trust Notes and Series 3 Trust Notes shall be repayable at the option of Extendicare Trust prior to maturity.
Redemption
The Trust Notes will be redeemable in whole or in part (at a redemption price equal to the principal amount thereof plus accrued but unpaid interest, payable in cash or, in the case of a redemption of Series 1 Trust Notes in connection with an in specie payment by the REIT of the redemption price of REIT Units, in Series 3 Trust Notes) at the option of Extendicare Trust prior to maturity.
Ranking and Subordination
Payment of the principal amount and interest on the Trust Notes will be subordinated in right of payment to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all senior indebtedness which will be defined as all indebtedness, obligations and liabilities of Extendicare Trust which, by the terms of the instrument creating or evidencing the same, will be expressed to rank in right of payment in priority to the indebtedness evidenced by the Trust Note Indenture. The Trust Note Indenture provides that upon any distribution of the assets of Extendicare Trust in the event of any dissolution, liquidation, reorganization or other similar proceeding relative to Extendicare Trust, the holders of all such senior indebtedness will be entitled to receive payment in full before the holders of the Trust Notes are entitled to receive any payment.
The Series 2 Trust Notes and Series 3 Trust Notes rank pari passu with one another and rank prior to the Series 1 Trust Notes.
Default
The Trust Note Indenture provides that any of the following shall constitute an event of default:
(i)	default in the repayment of the principal amount of the Trust Notes when the same becomes due and payable and the continuation of such default for a period of 90 days;
(ii)	default in payment of any interest due on any Trust Notes and continuation of such default for a period of 90 days;
(iii)	default in the observance or performance of any other covenant or condition of the Trust Note Indenture and continuance of such default for a period of 90 days after notice in writing has been given to the Trust Trustees specifying such default and requiring Extendicare Trust to rectify the same; and
(iv)	certain events of dissolution, liquidation, reorganization or other similar proceedings relative to Extendicare Trust.
The provisions governing an event of default under the Trust Note Indenture and remedies available thereunder do not provide protection to the holders of Trust Notes that would be comparable to the provisions generally found in debt Securities issued to the public.
Extendicare Trust Unit Certificates
As Trust Units are not intended to be issued or held by any Person other than the REIT, registration of interests in, and transfers of, the Trust Units will not be made through the Book-Entry System administered by CDS. Rather, holders of Trust Units will be entitled to receive certificates therefor.

Meetings of Holders of Trust Units
An annual meeting of holders of Trust Units may be held at such time and place as shall be prescribed for the purpose of transacting such business as the Trust Trustees may determine or as may properly be brought before the meeting.
Fiscal Year-End
The fiscal year-end of Extendicare Trust is December 31.
DESCRIPTION OF EXTENDICARE HOLDING PARTNERSHIP
The following is a summary of the material attributes and characteristics of Extendicare Holding Partnership, Class A Holding Partnership Units and Exchangeable LP Units that will be issued under the Limited Partnership Agreement and certain terms of the Limited Partnership Agreement. The description below is a summary only and is qualified in its entirety by reference to the complete provisions of the Limited Partnership Agreement.
General
Extendicare Holding Partnership is a limited partnership formed under the laws of the Province of Ontario on September 11, 2006 to: (i) hold all of the securities of ULC; and (ii) acquire, directly or indirectly, substantially all of the operating assets and related businesses of Extendicare. Holding GP is the general partner of Extendicare Holding Partnership, and Extendicare Trust is the initial limited partner of Extendicare Holding Partnership. The head office of Extendicare Holding Partnership is located at 3000 Steeles Avenue East, Markham, Ontario L3R 9W2.
General Partner
The general partner of Extendicare Holding Partnership is Holding GP. All of the shares of Holding GP are owned by Extendicare Trust. As general partner of Extendicare Holding Partnership, Holding GP will be entitled to one vote at all meetings of the partners of Extendicare Holding Partnership, will be allocated 0.01% of the income or loss of Extendicare Holding Partnership for each fiscal year and, upon dissolution of Extendicare Holding Partnership, will be entitled to receive 0.01% of the remaining property of Extendicare Holding Partnership. As general partner, Holding GP will have the authority to manage the business and affairs of Extendicare Holding Partnership and will have unlimited liability for the obligations of Extendicare Holding Partnership. Holding GP has retained the Administrator to provide and perform most of the duties and obligations required of Holding GP as general partner of Extendicare Holding Partnership.
Capitalization
Extendicare Holding Partnership is authorized to issue various classes of Extendicare Holding Partnership interests, for such consideration and on such terms and conditions as may be determined by Holding GP. On the Effective Date, Extendicare Holding Partnership will issue not less than 45,813,355 Class A Holding Partnership Units (all of which will be held by Extendicare Trust) and up to 24,668,730 Exchangeable LP Units.
The Class A Holding Partnership Units and the Exchangeable LP Units have economic rights that are equivalent in all material respects, except that Exchangeable LP Units will be exchangeable, directly or indirectly, on a one-for-one basis (subject to customary anti-dilution provisions) for REIT Units at the option of the holder at any time. Additionally, Exchangeable LP Units will be accompanied by Special Voting Units that will entitle the holder to receive notice of, attend and vote at all meetings of Voting Unitholders. Exchangeable LP Units may not be transferred except in connection with an exchange for REIT Units or in the circumstances described below under “Transfer of LP Units”. The Exchangeable LP Units will not be listed on the TSX or on any other stock exchange or quotation system. Although Exchangeable LP Units are intended, to the greatest extent practicable, to be economically equivalent to REIT Units, there are certain tax consequences to holders of Exchangeable LP Units, some of which may be adverse. Shareholders who intend to elect to receive Exchangeable LP Units in connection with the Arrangement should consult with their legal and tax advisors.

Exchange Rights
Pursuant to the Exchange Rights, holders of Exchangeable LP Units will be entitled to require Extendicare Holding Partnership to exchange any or all of the Exchangeable LP Units held by such holder for an equal number of REIT Units, subject to the customary anti-dilution adjustments set out in the Exchange and Support Agreement. Holders of the Exchangeable LP Units may effect such exchange by presenting a certificate or certificates to Extendicare Holding Partnership representing the number of Exchangeable LP Units the holder desires to exchange together with such other documents as Extendicare Holding Partnership, Extendicare Trust and the REIT may require to effect the exchange. Extendicare Holding Partnership will deliver or cause the transfer agent to deliver the aggregate number of REIT Units for which Exchangeable LP Units are to be exchanged. Concurrent with the exchange of each Exchangeable LP Unit for a REIT Unit, the related Special Voting Unit will be cancelled.
Pursuant to the Exchange and Support Agreement, the REIT will agree, among other things, to provide Extendicare Trust with REIT Units sufficient to allow Extendicare Trust to meet its obligations under the Exchange and Support Agreement and Extendicare Trust will agree, among other things, to provide Extendicare Holding Partnership with REIT Units sufficient to allow Extendicare Holding Partnership to meet its obligations under the Exchange and Support Agreement and the Limited Partnership Agreement.
Redemption of and Call on Exchangeable LP Units
On the fifth anniversary of the Effective Date, Extendicare Holding Partnership will, subject to applicable law, redeem all of the Exchangeable LP Units then outstanding in exchange for the delivery by Extendicare Holding Partnership of one REIT Unit for each Exchangeable LP Unit, subject to adjustment in accordance with the Exchange and Support Agreement and the Limited Partnership Agreement. In addition, if at any time prior to the fifth anniversary of the Effective Date there are outstanding less than 5% of the number of Exchangeable LP Units issued on the Effective Date, Extendicare Holding Partnership will have the right, subject to applicable law, to acquire the outstanding Exchangeable LP Units in exchange for an equal number of REIT Units, subject to adjustment in accordance with the Exchange and Support Agreement and the Limited Partnership Agreement. Upon the exercise by Extendicare Holding Partnership of such redemption or call right, and the holder’s presentation and surrender of the certificates representing the Exchangeable LP Units and such other documents as may be required at the registered office of Extendicare Holding Partnership, Extendicare Holding Partnership will deliver to such holder certificates representing the aggregate number of REIT Units to which such holder is entitled, registered as such holder may request.
Voting Rights
The holders of Class A Holding Partnership Units will have the right to exercise 100% of the votes in respect of all matters to be decided by the limited partners of Extendicare Holding Partnership, and the holders of Exchangeable LP Units will not have the right to exercise any votes in respect of such matters except in certain limited circumstances. Extendicare Trust will be the initial holder of all of the Class A Holding Partnership Units. The holders of Exchangeable LP Units are not entitled, as such, to receive notice of or to attend any meeting of limited partners of Extendicare Holding Partnership or to vote at any such meeting, except in certain limited circumstances. Pursuant to the Arrangement, each of the holders of Exchangeable LP Units will receive one Special Voting Unit for each Exchangeable LP Unit held. Each Special Voting Unit will, initially, entitle the holder to one vote at meetings of Voting Unitholders, subject to the customary anti-dilution adjustments. Each Special Voting Unit is intended to be, to the greatest extent practicable, the voting equivalent of a REIT Unit and accordingly, will entitle the holder thereof to a number of votes at any meeting of Voting Unitholders equal to the number of votes attached to the number of REIT Units which may be obtained upon the exchange of the Exchangeable LP Unit to which the Special Voting Unit relates. However, other than voting rights, the holders of Special Voting Units will have no rights (whether as to distributions or otherwise) in respect of the REIT. Special Voting Units will be evidenced only by the certificates representing the Exchangeable LP Units to which they relate and will be non-transferable. Upon exchange of Exchangeable LP Units for REIT Units, the corresponding Special Voting Units will be redeemed for no consideration and cancelled.

Distributions
Extendicare Holding Partnership will adopt a policy to distribute its Distributable Income to the extent determined prudent by Holding GP. Distributions will be made first as to 0.01% to Holding GP and then as to 99.99% to the holders of Class A Holding Partnership Units and the holders of Exchangeable LP Units within 15 days of the end of each month so that they are received by Extendicare Trust prior to its related cash distribution to the REIT, being the only holder of Trust Units. Distributions will be payable to the holders of Exchangeable LP Units of record on the last day of the period in respect of which the distribution is to be paid. Extendicare Holding Partnership may make distributions at any other time that the general partner determines.
Distributable cash of Extendicare Holding Partnership for a monthly period will consist, in general, of dividends received from ULC on the ULC Shares, interest and principal repayments received from ULC on the ULC Notes and returns of capital. Distributable cash of ULC for a monthly period will consist, in general, of dividends received from Extendicare Amalco on the Amalco Shares, interest and principal repayments received from Extendicare Amalco on the Newco Notes and returns of capital.
Distributions to be made to holders of Exchangeable LP Units will be, to the greatest extent practicable, economically equivalent to the cash distributions made to holders of the REIT Units. Without limiting the generality of the foregoing, holders of Exchangeable LP Units will be entitled to receive, subject to applicable law, distributions:
•	in the case of a cash distribution declared on the REIT Units, an amount in cash for each Exchangeable LP Unit equal to the cash distribution declared on each REIT Unit; or

•	in the case of a distribution declared on the REIT Units in property (other than cash or a distribution of REIT Units which is immediately followed by a consolidation such that the number of outstanding REIT Units both immediately prior to and following such transaction remains the same), in such type and amount of property as is the same as, or economically equivalent to (as determined by the board of directors of Holding GP, in good faith and in its sole discretion), the type and amount of property declared as a distribution on each REIT Unit.
However, there are consequences related to the ownership of Exchangeable LP Units that differ from the consequences of owning REIT Units. See “Risk Factors”.
Holders of Exchangeable LP Units may be subject to U.S. withholding tax in respect of amounts payable or paid by U.S. affiliates or subsidiaries of Extendicare Holding Partnership. In order to allow Extendicare Holding Partnership to monitor and comply with its U.S. withholding obligations, an Exchangeable LP Unitholder must notify the REIT if it is a “controlled foreign corporation” related to the payor, if it is a “10% shareholder” of the payor and, in certain instances, if it is a bank. See “Material U.S. Federal Income Tax Considerations — Ownership and Disposition of REIT Units — Non-U.S. Holders”. Extendicare Holding Partnership may withhold and deduct any such amounts from distributions payable to Exchangeable LP Unitholders to pay the withholding tax.
Allocation of Net Income and Losses
The income or loss of Extendicare Holding Partnership for each fiscal year will be allocated to Holding GP as to 0.01%, and to the remaining partners as to 99.99%. The income for tax purposes of Extendicare Holding Partnership for a particular fiscal year allocated to the remaining partners will be allocated to each remaining partner by multiplying the total income allocated to such partners by a fraction, the numerator of which is the total sum of the cash distributions received by that partner with respect to that fiscal year and the denominator of which is the total amount of cash distributions made by Extendicare Holding Partnership to all partners other than the general partner with respect to that fiscal year. The amount of income allocated to a partner may exceed or be less than the amount of cash distributed by Extendicare Holding Partnership to that partner. If, with respect to a given fiscal year, no cash distribution is made by Extendicare Holding Partnership to its partners, or Extendicare Holding Partnership has a loss for tax purposes, one-twelfth of the income or loss, as the case may be, for tax purposes of Extendicare Holding Partnership for that fiscal year will be allocated to the general partner and the limited partners at the end of each month ending in that fiscal year, as to 0.01% and 99.99%, respectively. In that case, the income or loss, as the case may be, allocable to a limited partner in respect of a particular month end shall be equal to the proportion that the number of LP Units held at that date by that limited partner is of the total number of LP Units issued and outstanding at the particular date.
Fiscal Year-End
The fiscal year-end of Extendicare Holding Partnership is December 31.
Limited Liability
Extendicare Holding Partnership will operate in a manner so as to ensure, to the greatest extent possible, the limited liability of the limited partners. Limited partners may lose their limited liability in certain circumstances. Holding GP, as general partner, will indemnify the limited partners against all claims arising from assertions that their respective liabilities are not limited as intended by the Limited Partnership Agreement unless the liability is not so limited as a result of or arising out of any act of such limited partner. Holding GP has no significant assets or financial resources, however, and therefore the indemnity from Holding GP will have nominal value.
Transfer of LP Units
LP Units may not be transferred to a Person who is an Excluded Person.
In addition, the Limited Partnership Agreement provides that no holder of Exchangeable LP Units will be permitted to transfer Exchangeable LP Units, other than for REIT Units in accordance with the terms of the Exchange and Support Agreement and the Limited Partnership Agreement, unless: (i) such transfer would not require the transferee to make an offer to Unitholders to acquire REIT Units on the same terms and conditions under applicable securities laws if such Exchangeable LP Units, and all other outstanding Exchangeable LP Units, were converted into REIT Units at the then current exchange ratio in effect under the Exchange and Support Agreement immediately prior to such transfer; or (ii) the offeror acquiring Exchangeable LP Units makes a contemporaneous and identical offer for the REIT Units (in terms of price, timing, proportion of Securities sought to be acquired and conditions) and does not acquire such Exchangeable LP Units unless the offeror also acquires a proportionate number of REIT Units actually tendered to such identical offer, and unless in each case such other conditions as are set out in the Limited Partnership Agreement are satisfied.
No permitted transfer of an Exchangeable LP Unit will be accepted by Holding GP unless a transfer form, duly completed and signed by the registered holder of the Exchangeable LP Unit, has been remitted to the General Partner. In addition, a transferee of an Exchangeable LP Unit must provide to Holding GP such other instruments and documents as Holding GP may reasonably require in an appropriate form completed and executed in a manner acceptable to Holding GP. A transferee of an Exchangeable LP Unit will not become a partner or be admitted to Extendicare Holding Partnership and will not be subject to the obligations and entitled to the rights of a partner under the Limited Partnership Agreement until the foregoing conditions are satisfied and such transferee is recorded on Extendicare Holding Partnership’s register of partners.
Exchange and Support Agreement
The following is a summary description of certain terms of the Exchange and Support Agreement. This summary is qualified in its entirety by the complete provisions of the Exchange and Support Agreement.

On the Effective Date, the REIT, Extendicare Trust, Extendicare Holding Partnership, Holding GP and the holders of Exchangeable LP Units will enter into the Exchange and Support Agreement. The Exchange and Support Agreement will grant each holder of Exchangeable LP Units the right to require the REIT, Extendicare Trust and Extendicare Holding Partnership to indirectly exchange Exchangeable LP Units for REIT Units on a one-for-one basis, subject to adjustment in the exchange ratio in certain circumstances.

Commencing 90 days from the Effective Date, Exchange Rights may be exercised by a holder of Exchangeable LP Units at any time at its discretion so long as all of the following conditions have been met:

•	the exchange would not jeopardize the REIT’s status as a “mutual fund trust” under the Tax Act;

•	the exchange would not cause the REIT to breach the restrictions respecting ownership by Non-Residents and Non-Canadian Partnerships contained in the REIT Deed of Trust as described in “Description of the REIT — Limitations on Non-Resident Ownership of REIT Units”; and

•	the REIT is legally entitled to issue the REIT Units in connection with the exercise of the Exchange Rights.
The REIT is required to make such filings and seek such regulatory consents and approvals as are necessary such that the REIT Units issuable upon the exchange of Exchangeable LP Units will be issued in compliance with applicable securities laws in Canada and may be traded freely on the TSX or such other exchange on which the REIT Units may be listed, quoted or posted for trading from time to time.
Excluded Persons
At no time may a holder of partnership units of Extendicare Holding Partnership be an Excluded Person. Should it be determined that an Electing Shareholder was in fact an Excluded Shareholder at the time of the issuance of Exchangeable LP Units, the issuance of such Exchangeable LP Units (and the Ancillary Rights associated therewith) will be cancelled and will be deemed to be void ab initio such that the Shareholder will be considered to never have received such Exchangeable LP Units (and Ancillary Rights) and only to have received the number of REIT Units. In such circumstances, the Shareholder will be issued the applicable number of REIT Units and any distributions received on the Exchangeable LP Units will be deemed to have been received in satisfaction of any cash distributions paid on such REIT Units. In addition, Shareholders or other Persons that acquire Exchangeable LP Units will be required to covenant, agree and undertake to immediately notify Holding GP in the event that the holder of Exchangeable LP Units is about to or has become an Excluded Person. Holding GP will be entitled at any time to request from any holder of partnership units of Extendicare Holding Partnership evidence that is satisfactory to Holding GP that such holder has not become an Excluded Person. In the event that a holder of Exchangeable LP Units has become an Excluded Person in contravention of the foregoing restrictions, the holder of the Exchangeable LP Units shall be deemed to have ceased to be a partner with effect immediately before the date of contravention and to have exchanged such holder’s Exchangeable LP Units into the applicable number of REIT Units at that time. Any such holder will not be entitled to any distributions from such time.
Amendments to the Limited Partnership Agreement
In certain circumstances, the Limited Partnership Agreement may be amended at the discretion of Holding GP, but otherwise the Limited Partnership Agreement may only be amended pursuant to an extraordinary resolution of the partners. Holders of Exchangeable LP Units shall only be entitled to vote on any such resolution as required by applicable law, in respect of any matter which directly affects the rights of the Exchangeable LP Units as set forth in the Limited Partnership Agreement or as provided in the Exchange and Support Agreement, or in respect of any matter which requires the unanimous approval of the partners.
Notwithstanding any provision of the Limited Partnership Agreement:
(i)	no amendment can be made to the Limited Partnership Agreement altering the ability of the limited partners to remove the general partner involuntarily, changing the liability of any limited partner, allowing any limited partner to take an active part in the business of Extendicare Holding Partnership or to exercise control over the business of Extendicare Holding Partnership, changing the right of a partner to vote at any meeting, reducing the percentage of the income allocable to limited partners to below 99.99% or changing Extendicare Holding Partnership from a limited partnership to a general partnership, in each case, without the unanimous approval of the partners;
(ii)	no amendment can be made to the Limited Partnership Agreement that would adversely affect the rights and obligations of any particular limited partner without similarly affecting the rights and obligations of all of the other limited partners without the unanimous approval of the partners; and

(iii)	no amendment can be made to the Limited Partnership Agreement that would terminate Extendicare Holding Partnership other than as provided in the Limited Partnership Agreement or that would change the priority of distributions or the priority of return of the assets on a liquidation without the unanimous approval of the partners.
Reimbursement of the General Partner
Extendicare Holding Partnership will reimburse Holding GP, as general partner, for all costs and expenses incurred in the performance of its duties under the Limited Partnership Agreement.
DESCRIPTION OF HOLDING GP
General
Holding GP is a corporation incorporated under the laws of Canada and a direct wholly-owned Subsidiary of Extendicare Trust. Holding GP is the general partner of Extendicare Holding Partnership.
Functions and Powers of Holding GP
Holding GP has exclusive authority to manage the business and affairs of Extendicare Holding Partnership, to make all decisions regarding the business of Extendicare Holding Partnership and to bind Extendicare Holding Partnership. Holding GP is to exercise its powers and discharge its duties honestly, in good faith and in the best interests of Extendicare Holding Partnership and to exercise the care, diligence and skill of a reasonably prudent person in comparable circumstances. The authority and power vested in Holding GP to manage the business and affairs of Extendicare Holding Partnership includes all authority necessary or incidental to carry out the objects, purposes and business of Extendicare Holding Partnership, including the ability to engage agents to assist Holding GP to carry out its management obligations or administrative functions. Holding GP cannot dissolve Extendicare Holding Partnership or wind up Extendicare Holding Partnership’s affairs except in accordance with the provisions of the Limited Partnership Agreement.
Withdrawal or Removal of Holding GP
Holding GP may resign voluntarily upon giving at least 180 days’ written notice to the limited partners of Extendicare Holding Partnership, provided that Holding GP nominates a qualified successor whose appointment is ratified by the limited partners within such period.
Holding GP may not be removed as a general partner of Extendicare Holding Partnership unless: (i) Holding GP has breached its obligations under the Limited Partnership Agreement in such a manner as would have a material adverse effect on the business, assets or financial condition of Extendicare Holding Partnership and, if capable of being cured, such breach continues unremedied for a period of 20 business days after Holding GP has received notice thereof from any limited partner and the removal of Holding GP and the appointment of its successor is approved by extraordinary resolution of the partners of Extendicare Holding Partnership; or (ii) the shareholders or directors of Holding GP pass a resolution in connection with the bankruptcy, dissolution, liquidation or winding-up of Holding GP, or Holding GP commits certain other acts of bankruptcy or ceases to be a subsisting corporation, provided that certain other conditions are satisfied, including a requirement that a successor general partner with the same ownership and governance structure at the relevant time agrees to act as general partner under the Limited Partnership Agreement.
DESCRIPTION OF ULC
ULC is an unlimited liability corporation incorporated under the Province of Alberta. The share capital of ULC consists of an unlimited number of common shares.
Following the completion of the Arrangement, ULC will own all of the issued and outstanding Amalco Shares and all of the issued and outstanding common shares of ULC will be owned by Extendicare Holding Partnership.

DESCRIPTION OF NEWCO
Newco will be incorporated pursuant to the provisions of the CBCA to participate in the Arrangement and will be a wholly-owned Subsidiary of ULC. Pursuant to the Plan of Arrangement, Newco will amalgamate with Extendicare to form Extendicare Amalco. On the Effective Date, all of the issued and outstanding Newco Shares and Newco Notes will be owned by ULC.
DESCRIPTION OF EXTENDICARE AMALCO
Extendicare is a corporation continued under the CBCA. Under the terms of the Arrangement, Extendicare will amalgamate with Newco to form Extendicare Amalco. See “The Arrangement - Arrangement Steps — Arrangement Transactions”. The registered office of Extendicare Amalco will be 3000 Steeles Avenue East, Markham, Ontario, L39 9W2.
Extendicare Amalco will become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the amalgamation. Application will be made to the securities regulatory authorities for an order that Extendicare Amalco is deemed to have ceased to be a reporting issuer.
The share capital of Extendicare Amalco following completion of the arrangement will consist of an unlimited number of common shares. Following the completion of the Arrangement, all of the issued and outstanding common shares of Extendicare Amalco will be owned by ULC.
BUSINESS OF THE REIT GROUP
Description of Business Following The Arrangement
Following completion of the Arrangement, Extendicare will continue to be a major provider of long-term care and related services in North America, ranking among the top 10 operators of nursing homes in the United States, and the second largest in Canada, in terms of resident capacity. Through its subsidiaries, Extendicare will operate 232 long-term care facilities, largely comprised of nursing homes, with capacity for 26,514 residents, employing approximately 33,600 people in 12 states and four provinces in North America.
Extendicare will continue to operate in two geographic areas through EHSI in the United States and ECI in Canada. In addition, through ParaMed Home Health Care (“ParaMed”), Extendicare will remain the largest private-sector provider of home health care services in Canada. Extendicare self-insures its general and professional liability risks through its 100% owned Subsidiaries, Laurier Indemnity Company, Ltd., which is domiciled in Bermuda, and Laurier Indemnity Company, which is domiciled in the United States.
EHSI, through ProStep, offers medical specialty services such as subacute care and rehabilitative therapy services. Extendicare also offers information technology services to smaller long-term care providers through VCPI, thereby reducing in-house technology costs for these providers. Extendicare also offers management and consulting services and group purchasing of supplies to third parties across North America.
Extendicare has a 34.8% equity interest in Crown Life Insurance Company (“Crown Life”) that is unencumbered by debt. At June 30, 2006, Extendicare’s carrying value of its investment in Crown Life was $76.5 million, which equated to Extendicare’s share of Crown Life’s book value. On April 24, 2006, the shareholders of Crown Life filed notice with The Canada Life Assurance Company to initiate the second closing of the sale arrangement that began in 1998. This process requires agreement amongst the parties on the valuation of net assets of Crown Life including certain contingent liabilities. As a result, it is not possible at this time to estimate when the second closing may be finalized.
Extendicare operates in a competitive marketplace and depends substantially on revenue derived from government sources, with the remaining revenue derived from commercial insurers, managed care plans and private individuals. There are ongoing pressures from government programs and other payors seeking to control costs by limiting reimbursement rates for medical services. Extendicare also operates in a heavily regulated environment, subject to the scrutiny of federal, state and provincial regulators. Each of EHSI’s and ECI’s nursing homes must comply with regulations regarding staffing levels, resident care standards, occupational health and safety, resident confidentiality, billing and reimbursement, along with environmental, biological and other standards. Government agencies have steadily increased their enforcement activity over the past several years. Extendicare continually allocates increased resources to ensure compliance with, and to respond to, inspections, investigations and/or enforcement actions, and to improve the quality of services provided to its residents. The financial controls of Extendicare are centralized in Milwaukee, Wisconsin for the United States and Markham, Ontario for Canada. Within each country, supervision is provided through regional offices. Centralized accounting systems record each facility’s results. Costs are evaluated on a per patient day basis, along with comparisons to budgets. Senior operating and financial management monitor costs on a monthly basis.
Commitment to Core Business
Extendicare remains very committed to its core nursing home operations, while continuing to grow its complementary long-term care services. Over the past several years, Extendicare successfully identified and divested business segments or properties that did not fit its core operations. Management will continue its strategy to grow the business through selective acquisitions and new development projects.
The key business goals that have contributed to Extendicare’s success over the past few years have been to:
•	provide quality, clinically-based services;

•	strengthen both Medicare and total average daily census;

•	improve operating cash flow;

•	actively improve its asset portfolio through renovation, expansion or acquisition, or where appropriate through disposal of underperforming facilities;

•	diversify within the long-term care industry in the areas of rehabilitative clinics and management and consulting services;

•	increase operating efficiency; and

•	manage resident care liability claim settlements.
Management Commitment to Key Performance Drivers
Extendicare believes its senior management, as well as its field personnel, are proficient at concentrating on the key areas that drive revenue, profit and cash flow. Extendicare’s senior management has identified resident census (with an emphasis on Medicare patients) as the key to improving its operating and financial performance. EHSI has implemented consistent admission practices, has certified all of its nursing facility beds under the Medicare program and implemented routines that commit senior management to concentrate on census. These initiatives have resulted in improved Medicare census results for 2004 and 2005. In the United States, EHSI’s average occupancy rate for skilled nursing facilities improved to 92.8% in 2005 from 92.0% in 2004 and 91.3% in 2003. Through the first half of 2006 occupancy was 91.8%. The percentage of EHSI’s Medicare residents to total nursing home residents was 18.4% in 2005, which was an improvement from 16.8% for 2004 and 15.6% for 2003. For the first half of 2006, Medicare census was 18.4%.
In Canada, where the supply of long-term care beds historically has been very restricted, nursing home operators typically enjoy higher occupancy levels than in the United States. ECI’s average occupancy, excluding the impact of filling new nursing homes, was 97.8% in 2005, 97.5% in 2004 and 98.0% in 2003. For the first half of 2006, ECI’s average occupancy was 97.9%.
Significant Facility Ownership
Extendicare owns rather than leases a majority of its properties, unlike a number of other long-term care providers. Following the Arrangement, Extendicare will own or operate under capital lease arrangements 187 facilities, or 95% of the facilities it operates, excluding those it manages. Extendicare believes that ownership increases its operating flexibility by allowing Extendicare to: refurbish facilities to meet changing consumer demands; adjust licensed capacity to avoid occupancy-based rate penalties; divest facilities and exit markets at its discretion; and more directly control its occupancy costs.
The following table depicts ownership and management of facilities, operated by EHSI and ECI at June 30, 2006, after giving effect to the ALC Reorganization.

	United States		Canada		Total
	No. of	Resident	No. of	Resident	No. of	Resident
	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity

Owned	133	13,479	45	6,083	178	19,562
Leased (1) (2)	9	1,025	9	1,231	18	2,256
Managed	13	1,093	23	3,603	36	4,696

Total	155	15,597	77	10,917	232	26,514

(1)	The remaining terms of the nine leased nursing facilities that EHSI operates, not including renewal options, range from one to seven years, the average being four years. EHSI has a right of first refusal for four nursing facilities and retains an option to purchase one nursing facility.

(2)	The nine leased facilities in Canada are operated by ECI under 25-year capital lease arrangements.

Properties
The following table lists by state and province the nursing, assisted living and retirement centres owned, leased and managed by ECI and EHSI at June 30, 2006 after giving effect to the ALC Reorganization.

			Assisted Living &
	Nursing Centres		Retirement Centres (1)		Total
	No. of	Resident	No. of	Resident	No. of	Resident
State/Province	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity

Pennsylvania	28	3,438	6	247	34	3,685
Ohio	29	3,036	—	77	29	3,113
Wisconsin	23	1,917	—	17	23	1,934
Indiana	19	1,866	—	35	19	1,901
Washington	15	1,595	1	47	16	1,642
Kentucky	19	1,633	—	—	19	1,633
Minnesota	7	914	—	—	7	914
Oregon	3	216	—	—	3	216
Idaho	2	194	—	—	2	194
New Jersey	—	—	1	125	1	125
Delaware	1	120	—	—	1	120
West Virginia	1	120	—	—	1	120

Total United States	147	15,049	8	548	155	15,597

Ontario (2)	53	7,871	1	493	54	8,364
Alberta	13	1,137	—	—	13	1,137
Manitoba	5	762	—	—	5	762
Saskatchewan	5	654	—	—	5	654

Total Canada	76	10,424	1	493	77	10,917

Total	223	25,473	9	1,041	232	26,514

(1)	Some of the assisted living and retirement units are in wings attached to the nursing homes. In these cases, the facility is only counted once as a nursing centre, but the resident capacity is split and categorized as nursing beds and assisted living/retirement units, respectively.

(2)	Included with Ontario nursing centres is a chronic care unit (120 beds) managed by ECI.
In addition to the above long-term care facilities, EHSI operated at June 30, 2006, 21 rehabilitative clinics as follows: Pennsylvania – 11; Wisconsin – 7; Texas – 2; and Ohio – 1; and ParaMed provided its services through 23 locations, substantially all of which were leased, as follows: Ontario – 21; and Alberta – 2.

Subsidiaries
The following is a list of the current material direct and indirect subsidiaries of Extendicare after giving effect to the ALC Reorganization:

	Jurisdiction	Percentage of Voting Securities
	of	Owned Directly or Indirectly
Name	Incorporation	by Extendicare

Extendicare (Canada) Inc.	Canada	100
159524 Canada Inc. (1)	Canada	100
New Orchard Lodge Limited	Canada	100
Extendicare Health Services, Inc.	Delaware	100
Extendicare Health Facilities Holdings, Inc.	Delaware	100
Extendicare of Indiana, Inc.	Delaware	100
Extendicare Homes, Inc.	Delaware	100
Northern Health Facilities, Inc.	Delaware	100
Fir Lane Terrace Convalescent Center, Inc.	Washington	100
Arbors at Toledo, Inc.	Ohio	100
Laurier Indemnity Company, Ltd.	Bermuda	100
Laurier Indemnity Company	Wisconsin	100

(1)	Extendicare, through 159524 Canada Inc., owns a 34.8% common equity interest in Crown Life Insurance Company.
Significant Developments Since 2003
Following completion of the Arrangement, Extendicare will continue to operate its nursing home business in Canada and the U.S. including a small number of assisted living facilities. The following outlines the significant developments since 2003 at Extendicare.
U.S. Operations
Medicare Funding Changes
The PPS was implemented to fund skilled nursing facilities certified under the Medicare program effective January 1, 1999. However, it was phased in over a four-year period ending January 1, 2002. As a result of the industry coming under financial pressure due to the implementation of PPS, the U.S. Congress passed two acts to provide some relief to the industry, namely the Balanced Budget Refinement Act of 1999 (the “BBRA”) and the Benefits Improvement and Protection Act of 2000 (the “BIPA”). These laws contained additional funding provisions to assist providers as they adjusted to PPS for an interim period. The funding enhancements implemented by the BBRA and BIPA fell into two categories. The first category was “Legislative Add-ons”, which expired on September 30, 2002, and which included a 16.66% add-on to the nursing component of the RUGs rate and a 4% base adjustment. The second category, referred to as the “RUGs Refinements”, involved, after amendment, add-ons to 14 rehabilitation categories of 6.7% each, and continued until December 31, 2005.
Effective January 1, 2006, CMS, terminated the funding of the RUGs Refinements enhancements. In conjunction with this change, CMS expanded the 44 RUGs classifications to 53, providing nine new RUGs classifications to reimburse operators for the care provided for medically complex residents who require rehabilitation services and treatment of multiple illnesses. In addition, effective January 1, 2006, CMS also increased RUGs rates in the nursing and therapy components of the case mix index for all 53 RUGs rates. In addition, CMS also announced increases in the nursing and therapy components of the case mix index for all 53 RUGs rates effective January 1, 2006. CMS’s 3.1% market basket increase that took effect October 1, 2005, increased EHSI’s average Medicare Part A rate by US$10.66 in the 2005 fourth quarter. Last fall, based upon a preliminary review, using the Medicare case mix and census for the first nine months of 2005, EHSI estimated a loss of revenue from the expiration of the RUGs Refinement enhancements of approximately US$20 per Medicare day.

Upon implementation of the new rules and the loss of the RUGs Refinements, EHSI’s average daily Medicare Part A rate on a same-facility basis increased from US$363.14 in the 2005 fourth quarter to US$367.60 in the 2006 first quarter and to US$370.45 in the 2006 second quarter due to refocused strategies to target residents requiring short-term rehabilitative services. Approximately 36.9% of EHSI’s Medicare census was classified into the nine new RUGs classifications, and the percentage of therapy residents increased from 79.8% in the 2005 fourth quarter to 82.5% in the 2006 first quarter and to 83.5% in the 2006 second quarter.
Changes in Medicare funding levels typically occur on October 1st in each year to coincide with the federal government’s fiscal year, and generally represent an inflationary increase, otherwise referred to as a “market basket” increase. In 2005, Medicare Part A rates were increased 3.1%. In 2004 and 2003 they were increased 2.8% and 3.0%, respectively. In addition, the 2003 increase included a 3.26% cumulative past years’ fix (referred to as the “Administrative Fix”) to help the industry recover from financial pressure brought on by the implementation of PPS. However, the revenue earned from the Administrative Fix was tempered by higher operating costs to fulfill the commitment to CMS that providers would increase direct care and services for their residents by an equal amount. In October 2003, CMS published a notice to skilled nursing facilities that future cost reports would require confirmation that the Administrative Fix funding was spent on direct patient care and related expenses.
On July 27, 2006, CMS announced their final regulations and rates for Medicare for fiscal 2007, indicating the implementation of a 3.1% market basket increase, effective October 1, 2006. EHSI estimates the Medicare rate increase will result in a net improvement in its average Medicare Part A rate per diem of about US$11.44, based on the average rate for the 2006 second quarter.
Effective January 1, 2006, CMS reduced its level of reimbursement from 100% to 70% for Part A co-insurance bad debts involving residents who are not dually eligible for Medicare and Medicaid. Based upon EHSI’s population of non-dually eligible residents, the estimated annual impact of this change will reduce Medicare revenue by $0.6 million (US$0.5 million). EHSI continues to be reimbursed for all remaining Part A co-insurance bad debts that amounted to approximately $16.9 million (US$14.7 million) in 2005.
State Plan Amendments That Affect Medicaid Funding
EHSI receives new annual Medicaid rates effective July 1st each year in seven of the 11 states where it operates nursing facilities. Several states in which EHSI operates have received approval from CMS for plan amendments and waivers, which increase the level of federal funding for the states’ Medicaid programs, and provide nursing facilities with revenue rate increases to offset new or increased provider taxes.
Effective July 2004, the State of Kentucky received approval from CMS of a state plan amendment and waiver. The Kentucky plan amendment and waiver contributed approximately $3.0 million in incremental earnings before income taxes for the six-month period ended December 31, 2004.
In January 2005, the States of Pennsylvania and Washington received approval from CMS for their submitted state plan amendments and waivers. The Washington plan had no impact on earnings. In March 2005 the State of Pennsylvania officially approved its state plan amendment and waiver. As a result, in the 2005 first quarter, EHSI recognized incremental revenue of $20.2 million and provider tax expense of $16.4 million relating to the period from July 1, 2003 to December 31, 2004. Offsetting this increase in revenue, the State of Pennsylvania published its final Medicaid rates for the year commencing July 1, 2004, which resulted in a reduction of previously accrued revenue of $0.8 million in the last half of 2005.
In June 2005, CMS and the State of Indiana announced the approval of a state plan amendment and waiver, which increased federal funding to the Medicaid program retroactively to July 1, 2003. As a result in 2005, EHSI recognized incremental revenue of $15.5 million, and additional provider tax expense of $7.6 million, pertaining to the period July 1, 2003 to December 31, 2004.
In July 2005, EHSI, did not receive an increase in base rates in Ohio or Wisconsin, and the estimated weighted average increase across the seven states in which EHSI operates was less than 1.0%, exclusive of changes in case mix indices, provider tax changes, and other controllable factors. As a result of these increases, which were below the rate of inflation, EHSI’s margins were negatively impacted.

Effective January 1, 2006, the State of Indiana implemented a Medicaid rate reduction that amounts to approximately $2.3 million (US$2.1 million) per annum of lower revenue to EHSI, and applies to the 18-month period ended June 30, 2007. During this period the Medicaid rate will be adjusted for the impact of submitted cost reports and changes in case mix indices.
With respect to the July 1, 2006 Medicaid rate changes, EHSI is awaiting the finalization of the revised Medicaid rates in the majority of the states. However, final rates were received in the States of Washington and Ohio. In Washington, EHSI’s Medicaid rates increased 9.4% effective July 1, 2006, as a result of the State updating to current operator costs, or “re-basing”. The annualized impact of the rate increase is estimated at $4.7 million (US$4.2 million). The State of Ohio has implemented a new reimbursement system, and EHSI’s rates will increase only 0.3% effective July 1, 2006. The State of Pennsylvania has also announced that a new reimbursement system will be implemented effective July 1, 2006; however, the final rates have not been announced.
CMS is currently considering placing limits on the level of federal matching funds generated by Medicaid provider taxes. CMS’ current proposals would reduce the limit on provider taxes from 6% of gross revenues to 3%. The administration has requested this initiative in the President’s last two budget proposals, both of which have been rejected by Congress. CMS is likely to publish rules in August 2006 with a comment period to be effective in the next federal fiscal year. Should this occur, the reduction would be phased in over three years. Full implementation at the level of a 3% limit on provider taxes is estimated to have a $3.1 million (US$2.8 million) annualized negative impact on EHSI’s Medicaid revenue assuming an October 2006 implementation.
The proposed U.S. 2006 federal budget included reforms of the Medicaid program to cut a total of US$60.0 billion in projected Medicaid expenditure growth over 10 years. The final enactment was a compromise establishing a Medicaid Commission authorized to make specific policy recommendations, while agreeing to defer Medicaid cuts during fiscal year 2006, and providing reconciliation instructions to Congress to make US$10.0 billion in Medicaid reductions during fiscal years 2007 to 2011. Extendicare is unable to predict the potential impact of this change on its revenue and earnings.
Acquisition of Assisted Living Concepts, Inc.
On January 31, 2005, EHSI completed the acquisition of ALC for total purchase consideration of approximately US$285.0 million, including the assumption of ALC’s existing debt with a book value of approximately US$141.0 million. At the time of acquisition ALC had a portfolio of 177 assisted living facilities, which comprised 122 owned properties and 55 leased facilities representing 6,838 units located in 14 states, many in markets where EHSI already operated. The portfolio is relatively new having been constructed through the mid-to-late 1990’s.
As part of the Arrangement, ALC will be distributed to Shareholders as a separate publicly owned Company. At the Effective Time, the business of ALC will be primarily composed of the following assets:
•	29 assisted living facilities that were formerly owned and operated by EHSI (the purchase of the land underlying 15 of these facilities will be completed following the receipt of local planning commission approval to subdivide the properties between the assisting living facilities and skilled nursing facilities that make up such properties, which will likely take place following the Closing); and

•	177 assisted living facilities that have been directly owned or leased from third parties by ALC since EHSI’s acquisition of ALC on January 31, 2005.
Nursing Home Acquisitions
From 2003 to 2005, EHSI acquired eight skilled nursing facilities, one of which EHSI had already been operating under lease arrangements, and the other seven added capacity for 673 residents. The aggregate cost of all the acquisitions was $33.3 million.

On March 1, 2006, EHSI completed the acquisition of two nursing facilities (417 beds) in Pennsylvania for cash of $28.1 million (US$24.7 million).
EHSI has signed purchase agreements to acquire an Ohio nursing facility (150 beds) that it currently leases, for cash of US$9.0 million. It is anticipated that the acquisitions will close in the third quarter of 2006.
Construction
In 2003, EHSI implemented a construction program to expand its existing portfolio of nursing and assisted living facilities. Phase I consisted of seven projects, which have now been completed, to expand four assisted living facilities (87 units) and two skilled nursing homes (38 beds), and to add one new assisted living facility (40 units). Four of the projects were completed in 2004, representing 20 nursing beds and 86 assisted living units; two projects were completed in 2005, representing facility additions for 18 nursing beds and 25 assisted living units; and the last was completed in the first quarter of 2006 to add 16 assisted living units. Phase II represented 12 projects for 264 assisted living units and 153 nursing beds to be completed during 2005 through 2007. Six of these projects were completed in 2005, adding three new assisted living facilities (150 units), and increasing the capacity at three assisted living facilities by 71 units. All of the assisted living projects under this construction program (completed and in progress), form part of the ALC operations. As a result, EHSI will continue the nursing home projects in progress under Phase II, representing three nursing home additions (64 beds) and one skilled nursing home (89 beds) to be completed in 2006 and 2007.
Discontinued Operations
The results of certain operations have been reclassified and reported as discontinued operations, and the net book value of the remaining assets designated as held for sale. Below is a more detailed explanation of the discontinued operations.
Sale of Florida Leased Properties: On August 31, 2005, EHSI sold for net proceeds of $11.2 million (US$9.4 million), six nursing properties, formerly leased to and operated by Senior Health Properties – South, Inc. (Senior Health – South). This transaction represented the final step in the plan to divest of all assets held in the State of Florida.
Minnesota Nursing Home Properties: During the third quarter of 2005, due to the poor financial performance of the facilities, EHSI made the decision, with the approval of the State of Minnesota, to close three nursing homes (343 beds) located in Minneapolis/St. Paul and to actively pursue the disposition of the properties on the market. As a result, EHSI recorded an impairment charge of $2.4 million based upon the fair value of the properties. By the end of 2005, EHSI had vacated all residents from two of the three nursing homes. One of the vacant facilities was sold in the first quarter of 2006 for cash proceeds of $1.4 million, which resulted in a pre-tax recovery of $1.1 million. In April 2006 a second property was sold for $0.5 million, which resulted in a pre-tax recovery of $0.2 million. At June 30, 2006, the carrying value of the one remaining property included in assets held for sale was $0.9 million (US$0.8 million).
Wisconsin Nursing Home Properties: In December 2005, EHSI sold for net proceeds of $1.3 million the Lakeside nursing facility, located in Chippewa Falls, Wisconsin, formerly leased to and operated by Lakeside Health L.L.C. (Lakeside Health), a Subsidiary of Benedictine Health Dimensions, Inc. (Benedictine). In the 2006 first quarter, EHSI incurred a general liability punitive settlement of $1.6 million pertaining to the period that EHSI operated the facility, which was included in the loss from discontinued operations.
In the second quarter of 2006, due to poor financial performance and future capital needs of a Wisconsin nursing facility (63 beds), EHSI decided to dispose of the facility. As a result, EHSI reclassified the financial results of this facility to discontinued operations and recorded an impairment charge of $1.1 million to reduce the property value to $0.3 million, based upon its valuation of the property.
Texas and Washington Assisted Living Properties: In the first quarter of 2006, due to poor financial performance and future capital needs of the facility, EHSI decided to close an assisted living facility, located in Texas (60 units) and actively pursue the disposition of the property. As a result, EHSI classified the financial results of this facility to discontinued operations In addition, the lease term for an assisted living facility in Washington (63 units) ended and EHSI decided to terminate its operations due to poor financial performance. However, to assist the landlord in seeking an alternative operator or buyer of the property, EHSI continued to operate the facility until April 30, 2006. As a result, the financial results of these facilities were reclassified to discontinued operations and an impairment charge of $2.0 million (US$1.7 million) was recorded to reduce the property value to $2.0 million.
Dispositions
In 2004, EHSI concluded the divestiture agreement with Greystone Tribeca Acquisition, L.L.C. (“Greystone”) for 15 Florida facilities previously owned and operated by EHSI, which Greystone had been operating since September 2000. The initial transaction in 2000 was treated as a deferred sale as a significant portion of the final consideration was contingent on certain events, and because EHSI held an option to repurchase the facilities. The finalization in 2004 resulted in additional sale proceeds of $13.6 million (US$10.0 million) from Greystone. In August 2004 EHSI disposed of its Arkansas operations, consisting of a 96-bed nursing facility and three assisted living facilities (181 units) located on one campus, for gross proceeds of $8.0 million (US$6.1 million).
Provision for Restructuring Charges and Income Tax in Connection with the Arrangement
During the first half of 2006, Extendicare recorded amounts in connection with the Arrangement as follows: restructuring costs of $6.8 million, primarily associated with advisory fees, and a future income tax provision of $17.1 million, related primarily to withholding taxes on undistributed earnings of EHSI.
Provision for Impairment of Long-lived Assets
Extendicare reported a pre-tax provision for impairment of assets of $0.3 million in 2005 and $2.1 million in 2004.
The 2005 provision of $0.3 million was recorded to reduce the carrying value of a nursing facility to its expected fair market value in anticipation of its sale once the residents are transferred to a neighbouring facility.
In June 2005, EHSI consolidated two Indiana nursing facilities that operated adjacent to one another, into one renovated facility, which would accommodate all the residents which resulted in EHSI recording a provision for impairment of long-lived assets of $2.1 million.
Provision Against U.S. Advances
In 2005, Extendicare recognized a pre-tax charge of $5.2 million (US$4.5 million) to establish an allowance against advances EHSI provided to Senior Health Properties – Texas, Inc. (“Senior Health – Texas”) in 2001 as part of the transfer of all of its Texas nursing home operations. Limited Medicaid rate increases in Texas have caused the cash flow of those operations to decline. Management will continue to evaluate the operations, the advances owing, along with the lease and sublease arrangements it has with Senior Health – Texas.
EHSI Tax Recovery
In 2004 EHSI booked a tax benefit of $39.0 million (US$31.9 million) related to the 1999 sale of EHSI’s former Subsidiary, Arbor Health Care Company, primarily as a result of the issuance of additional guidance by the IRS.
Foreign Currency Translation
Given that Extendicare’s U.S. operations currently account for almost 73% of Extendicare’s revenue (pre-Arrangement), the increase in value of the Canadian dollar over the past three years has had a significant negative impact on Extendicare’s consolidated results.
In consolidating the revenues and expenses of its U.S. operations, Extendicare used an average exchange rate of: 1.2116 in 2005; 1.3015 in 2004; and 1.4015 in 2003. For the year ended 2005, the change in exchange rate from 2004 negatively impacted revenue by $107.8 million and net earnings by $3.2 million. For the year ended 2004, the change in the average exchange rate from 2003 negatively impacted revenue by $95.7 million and net earnings by

$9.4 million. For the year ended 2003, the change in the average exchange rate from 2002 negatively impacted revenue by $148.3 million and net earnings by $3.4 million. For the first half of 2006, Extendicare used an average exchange rate of 1.1382, which negatively impacted revenue by $60.7 million and net income by $0.6 million compared to the same period in 2005.
The December 31 closing exchange rates used to translate the U.S. assets and liabilities were: 1.1630 for 2005; 1.2020 for 2004; and 1.2965 for 2003. The stronger Canadian dollar at the end of 2005 resulted in a decline in assets of $51.7 million and a decline in liabilities of $33.9 million, with the difference reflected as a net change in the foreign currency translation adjustment account. The impact of the stronger Canadian dollar at the end of 2004 in comparison to 2003 resulted in a $71.1 million decline in assets and a decline of $51.3 million in liabilities. The impact of the stronger Canadian dollar at the end of 2003 in comparison to 2002 resulted in a $246.5 million decline in assets and a $191.4 million decline in liabilities. The Exchange rate used to translate the U.S. assets and liabilities at June 30, 2006 was $1.1162. The impact of the stronger Canadian dollar at June 30, 2006 resulted in a $51.7 million decline in assets and a $34.0 million decline in liabilities.
Self-Insured General and Professional Liabilities
The accrual for self-insured liabilities includes estimates of the costs of both reported claims and claims incurred but not yet reported. Provisions recorded in 2005, 2004 and 2003 for potential general and professional liability claims were $9.9 million, $13.8 million and $13.0 million, respectively. The 2005 provision declined from 2004 because Extendicare released reserves to income of $5.4 million based on the results of an independent actuarial review. Payments for self-insured liabilities in the past three years were $20.7 million, $24.5 million and $31.5 million, respectively. Provisions recorded in the first half of 2006 for potential general and professional liability claims were $6.4 million, and payments for self-insured liabilities during the same period were $9.9 million. Payments made for resident care liability claims have been in excess of the provision levels because Extendicare is still settling claims related to its ceased Florida and Texas operations, for which provisions were previously recorded. Payments made for these claims have tapered off, reflecting the wind-down of claims. Exclusive of claims pertaining to those operations, the growth of resident care liability claims has increased, but within management’s projections. However, changes in the level of retained risk, timing and eventual settlement of claims, as well as other significant assumptions that underlie management’s estimates, could have a material effect on the future carrying value of the self-insured liabilities.
Canadian Operations
Ontario Occupancy
Ontario is ECI’s largest market and is where the long-term care industry has experienced occupancy pressure as a result of 20,000 new long-term care beds opening in the province during the past four years. The last 10,000 of these beds were substantially completed and opened in 2004. Prior to that, ECI’s occupancy level had always averaged in excess of 98%. After facing moderate declines in 2003 and 2004 to 98.0% and 97.5%, respectively, ECI’s average occupancy on a same-facility basis increased in 2005 to 97.8%, substantially higher than the rest of the industry. ECI had just one facility that achieved less than 97% occupancy during 2005. Through the first half of 2006, Ontario occupancy averaged 98.2%.
Ontario Property Tax Funding
In 2004, the Ontario government initially reduced the funding to long-term care providers for property taxes from 90% to 80%. This was subsequently increased on a retroactive basis to 85% in the first quarter of 2005. The issues surrounding this resulted from the influx of 20,000 new long-term care beds in Ontario, which put a strain on the Ontario government’s allocated pool of funds. The initial reduction in funding for 2004, from 90% to 80%, lowered ECI’s 2004 revenue by $0.8 million. In the 2005 first quarter, ECI received a $0.4 million retroactive adjustment as a result of the government’s year-end balancing of its available pool of funds. Property tax funding levels for 2005 remained at the 85% level and are expected to continue at that rate in 2006. However, there can be no assurance that funding will not be reduced in the future.

Ontario Long-term Care Funding
In May 2004, as part of its 2004 Budget, the Ontario government announced plans to provide additional funding to improve Ontario’s long-term care facilities and home care program over the next four years. The 2004 Budget called for an additional investment in long-term care of $191.0 million in 2004 and 2005 to improve care and services for seniors in the province. Funding from this announcement was phased in on October 1, 2004 and on April 1, 2005. Based on the number of owned and leased long-term care beds that ECI operates in Ontario, management estimates that the funding increases represented additional annual revenue of approximately $6.6 million beginning October 1, 2004, rising to $8.0 million on April 1, 2005, the majority of which is offset by additional costs of resident care.
In July 2005, the Ontario government announced a further funding commitment of $27.6 million to increase base funding for long-term care homes, retroactive to April 1, 2005, which ECI began recognizing in the 2005 third quarter. ECI estimates that based on the number of long-term care beds it operates in Ontario, this additional funding provides annual revenue of approximately $1.8 million, which is offset by additional direct costs of resident care.
Most of the above additional funding is directed towards the flow-through envelopes, specifically the nursing and personal care envelope and the program and support services envelope, in which funding is tied to resident care costs and would not increase earnings. Of the approximately $9.8 million annual funding increase to ECI, about $1.5 million is not directed to the flow-through envelopes, and is part of the accommodation envelope to assist in offsetting inflationary cost increases.
In March 2006, the Ontario government announced the annual acuity-based funding increase to take effect April 1, 2006, based on the 2005 resident classification results which showed an acuity increase of 1.98%. In April 2006 the Ontario government further announced an increase in funding for long-term care homes, effective April 1, 2006, of $29.0 million to help manage the rising cost of labour within the flow-through envelopes (specifically the nursing and personal care (nursing) and programming and support services (program) envelopes). ECI estimates that based on the number of long-term care beds it operates in Ontario, these funding adjustments will provide increased annual revenue of approximately $4.4 million, which will be offset by additional costs of resident care.
In June 2006 the Ontario government announced that effective July 1, 2006, there would be an increase of $0.12 per resident per day (or 2.25%) in funding for food costs and an increase of $0.78 per resident per day (or 1.76%) in the per diem rate for the non flow-through accommodation envelope. ECI estimates that based on the number of long-term care beds it operates in Ontario, these funding adjustments will provide increased annual revenue of approximately $1.6 million, of which $0.2 million will be directly allocated to increased food costs and the remainder is available to assist in offsetting inflationary cost increases.
Ontario Long-term Care Legislation
The Ontario government is in the process of preparing a new consolidated Long-Term Care Homes Act. Ontario’s long-term care homes are currently governed by three separate pieces of legislation (Nursing Homes Act, Homes for the Aged and Rest Homes Act and Charitable Institutions Act). Through consolidation, the Ontario government expects that the single piece of legislation will ensure uniform standards and accountability. The contents of the proposed legislation are not known at this time. Therefore, to the extent it may differ from current legislation, there can be no assurance as to the impact it may have on the long-term care industry.
Alberta Long-term Care Funding
The Alberta government confirmed changes to the long-term care funding formula for its 2005/2006 fiscal year. Effective April 1, 2005, long-term care providers received annual inflationary increases, and on July 1, 2005, the annual funding adjustments for the case mix index occurred. Further funding changes announced on that date took effect January 1, 2006, to fund a required increase in nursing hours of care. Based on the number of long-term care beds that ECI operates in Alberta, management estimates that these funding changes result in additional annualized revenue of approximately $2.2 million starting April 1, 2005, and increasing to approximately $4.4 million on January 1, 2006. Most of this funding is directed towards additional nursing hours for resident care and therefore would not significantly impact earnings.

In March 2006 the Alberta government announced their 2006/2007 fiscal budget in which $42.0 million was allocated to improve continuing care services. Anticipated changes include additional funding to enable increases in the number of hours of care per resident per day to 3.6 hours effective October 2006. As a result, ECI does not anticipate a significant impact to earnings from these changes. An annual inflationary rate increase of 3.25% was received by long-term care providers effective April 1, 2006. As well, the July 1, 2006, annual funding adjustment for the case mix index occurred; however, not all of the new rates have been communicated at the time of this report, and as such Extendicare is not able to estimate the impact at this time.
Construction
In March 2004, ECI opened the last of its 11 new Ontario nursing homes from awards the Government of Ontario initiated in 1998. Four of the new facilities opened during 2001, two in 2002, four in 2003, and the final one in 2004. The 11 new nursing homes have capacity for 1,487 residents, of which 154 beds were transferred from existing ECI nursing homes, and 76 are assisted living units.
Financing for nine of the new nursing homes was obtained through a 25-year capital lease arrangement with BCP Long-Term Care Facilities Inc. (BCP) at an average borrowing rate of approximately 8.0%. As at December 31, 2005, the principal balance of the capital lease obligations was $133.7 million. ECI is operating the facilities and will own them at the end of the lease term.
The Ontario government is funding a portion of the construction costs of the 11 new facilities over a 20-year period, of which ECI will receive approximately $101.0 million. At December 31, 2005, ECI had a receivable balance of $53.5 million recorded, discounted at rates ranging from 5.3% to 6.5%.
Also, as a result of the Ontario government’s new build program, ECI formed partnerships with the public sector to develop five new facilities, combined with management contracts lasting for up to 30 years.
ECI has been selected by the local Regional Health Authority (David Thompson Health Region) to construct a 220-bed continuing care centre in the city of Red Deer, Alberta, which ECI will own and operate. The project is expandable to add 60 assisted/supportive living beds. The centre will be part of a seniors’ community to include an independent living housing complex being developed by a third party. The estimated cost of the 220-bed project, net of Ontario government grants, is approximately $29.1 million. The estimated cost of the additional 60 assisted/supportive living beds, net of Ontario government grants is $6.6 million. ECI has currently entered into a Memorandum of Understanding with the Health Authority, and is in the process of finalizing the arrangements, as well as seeking financing for the project.
Dispositions
Extendicare sold three nursing and retirement homes during 2004 in two separate transactions, resulting in a pre-tax gain of $13.5 million. In February it sold two Ontario homes (275 beds) for gross proceeds of $19.6 million, resulting in a pre-tax gain of $12.7 million. In September ECI sold its only nursing home in British Columbia (75 beds) for gross proceeds of $5.5 million, resulting in a pre-tax gain of $0.8 million. These gains were substantially sheltered by capital loss carryforwards that had been fully offset with a valuation allowance. A portion of the proceeds was used to retire mortgages of $9.8 million associated with the homes.
ParaMed Home Health Care
ECI is a major private-sector provider of home health care services through ParaMed Home Health Care. ParaMed operates in Alberta and Ontario, with Ontario being its largest market, representing 95.0% of its revenue in 2005 and 95.4% in 2004. For the first half of 2006, revenue from Ontario represented 95.2% of ParaMed’s operations.
The 2004 Ontario Budget called for an additional investment of $448.0 million in home care over the next four years. As part of that initiative, the Ontario government provided new funding of $73.2 million to Ontario’s Community Care Access Centres (CCACs) in the latter half of 2004, targeted towards acute home care, end-of-life care and chronic home care services. In July 2005 the Ontario government announced the release of $87.8 million for home care services to benefit 45,100 additional acute care clients.

On May 1, 2006, the Ontario government further announced funding increases of $117.8 million to improve home care, of which $30.0 million would be used to implement recommendations from a comprehensive review (the “Caplan Report”) of the Community Care Access Centre Procurement Process. The announcement stated it was the intention of the Ontario government to implement 68 of 70 recommendations from the Caplan Report, which is intended to improve the procurement model with open and transparent practices, improve the quality and continuity of care, and support home care workforce stability. It is too early to assess how the timing and implementation of these recommendations will impact Extendicare’s home health care operations, but Management is hopeful that volumes will continue to improve, and that funding directed to implement the Caplan Report’s recommendations will be sufficient. As a result of the review being conducted, the Ontario government froze the home health care request for proposal bidding process in the fall of 2004, allowing those due to expire to be extended pending the completion of the review. Requests for proposals are expected to resume in 2007 under a new template.
Operations
United States
          Organizational Structure
Extendicare’s U.S operations are organized into a number of direct and indirect wholly-owned Subsidiaries, primarily for legal and tax purposes, but EHSI manages its operations as a single unit. Operating policies and procedures are substantially the same in each Subsidiary. Several of EHSI’s Subsidiaries own and operate a significant number of its total portfolio of facilities.
Various functions of EHSI are centralized in its corporate office in Milwaukee. EHSI’s human resources, legal, purchasing, internal audit, accounting and information technology functions provide support to EHSI’s field operations. At its corporate offices, senior management of EHSI provide overall strategic direction, seek development and acquisition opportunities, and manage the overall long-term care business. The human resources department implements corporate personnel policies and administers wage and benefit programs. The accounting, finance, internal audit, billing and collection, accounts payable, payroll, and tax planning and compliance departments are also centralized at the Milwaukee corporate office. In order to support unique system and client needs, EHSI has dedicated clinical, marketing, risk management and environmental support groups for its nursing home operations. Senior departmental staff are responsible for the development and implementation of corporate-wide policies pertaining to resident care, employee hiring, training and retention, marketing initiatives and strategies, risk management, facility maintenance and project coordination.
EHSI has five regional offices, relatively close in proximity to their nursing facilities, located in Philadelphia, Columbus, Louisville, Milwaukee and Seattle that oversee its East, Ohio, Indiana/Kentucky, Wisconsin/Minnesota, and Western operations, respectively. The regional office staff are responsible for overseeing all operational aspects of EHSI’s nursing facilities and compliance with company standards involving resident care, rehabilitative services, recruitment and personnel matters, state regulatory requirements, marketing and sales activities, internal control and accounting support, and participation in state industry associations.
          Nursing and Assisted Living Care Services
EHSI provides a broad range of long-term nursing care, including skilled nursing services, subacute care and rehabilitative therapy services assisting patients who are recovering from acute illness, or injury but do not require the more extensive and specialized services of a hospital. Approximately 66% of EHSI’s admissions are residents initially funded through Medicare Part A, and approximately 83% of EHSI’s residents receive therapy services as part of the Part A Medicare stay in its facilities. After their Medicare-qualified stay, residents either return to the community or remain at the facility for ongoing nursing care. With respect to revenue derived from EHSI’s skilled nursing home residents, 35.6% is from Medicare, 48.3% from Medicaid and 16.1% from private and other sources. EHSI is committed to increasing the percentage of residents funded through Medicare Part A. Following the ALC Reorganization, EHSI will operate 140 owned and leased skilled nursing homes with 14,236 beds in 11 states.

The administrator of each facility is responsible for the day-to-day operations including the quality of care, resident services, sales and marketing, therapy programs, physical appearance and maintenance and financial performance. The administrator is supported by department heads that oversee each of the critical functions within the facility. EHSI’s nursing homes employ registered nurses, licensed practical nurses, therapists, certified nursing assistants and qualified health care aides who provide care as prescribed by each resident’s attending physician. All nursing homes provide daily dietary services, social services and recreational activities, as well as basic services such as housekeeping and laundry.
EHSI offers assisted living care in private accommodation suites. The services typically offered to residents include housekeeping services, meals, activities, security, transportation and special amenities. Residents are usually active and live independently. Following the ALC Reorganization, EHSI will operate two owned assisted living facilities (139 units) and 129 units within its skilled nursing homes.
          Management and Selected Consulting Services
EHSI uses its long-term care operating expertise to provide third parties with either full management services through Partners Health Group, LLC, or selected consulting services through Fiscal Services Group, LLC, two wholly-owned Subsidiaries of EHSI. Contracts are generally structured on a fee-for-service basis and can have shorter month-to-month terms or longer terms ranging from one to five years. Such services are available because EHSI employs experienced professionals who have expertise in both the operational and administrative aspects of the long-term care industry. On a regional level, EHSI provides consultants in the areas of nursing, dietary, laundry and housekeeping to long-term care operators under a consulting or full management services basis. Similarly, through its head office support group, EHSI can provide professionals to assist other operators in the areas of cost reimbursement and accounting services. As of June 30, 2006, EHSI had seven nursing (813 beds) and six assisted living facilities (280 units) under full management contracts and 90 facilities (10,471 beds) under consulting service contracts.
In addition, VCPI provides information technology services on a fee-for-service basis to third parties, in conjunction with EHSI’s management and consulting services.
          Group Purchasing
Extendicare Health Network, Inc., an EHSI wholly-owned Subsidiary, provides purchasing services to third-party nursing facilities in numerous states as well as to EHSI’s owned and managed facilities. The purchasing group offers substantial cost reductions for its members through contractual volume-based arrangements made with a variety of industry suppliers for food, supplies and capital equipment. At June 30, 2006, EHSI’s group purchasing operations provided services for approximately 5,800 facilities in 48 states.
          Rehabilitative Therapy – Outpatient and Inpatient Services
EHSI operates rehabilitative therapy clinics through three wholly-owned Subsidiaries, ProStep, Health Poconos, Inc. and Adult Services Unlimited, Inc. As of June 30, 2006, EHSI operated 21 clinics: eleven in Pennsylvania, one in Ohio, two in Texas and seven in Wisconsin. These clinics provide physical, occupational and speech-language therapy services to outpatients. In addition, the Pennsylvania clinics provide respiratory, psychological and social services.
EHSI also provides rehabilitative therapy services on an inpatient and outpatient basis at the majority of its own nursing facilities. These programs provide patient-centered, outcome-oriented subacute and rehabilitative care. EHSI employs approximately 2,000 physical, occupational and speech-language therapists.
Canada
Extendicare’s Canadian health care operations are conducted through ECI and its Subsidiaries. ECI is the second largest private-sector operator of nursing facilities and a major private-sector provider of home health care services in Canada. ECI operates its nursing and retirement centres in Ontario, Alberta, Saskatchewan and Manitoba, manages an Ontario hospital chronic care unit and provides a wide range of related services to the residents of these facilities. ECI’s home health care operations are located in Ontario and Alberta.
          Nursing, Assisted Living and Retirement Care Services
ECI’s nursing centres are designed for individuals who cannot be cared for at home or in another setting due to frailty or other physical limitations. In addition to providing accommodation and meals, residents receive assistance with activities of daily living and continuing care. Programs and services are offered to all residents and specialty programs are offered for those with behavioural needs. At June 30, 2006, ECI operated for itself 54 nursing centres providing care to 7,238 residents in four provinces.
Assisted living care in private accommodation provides staff to support activities of daily living, such as personal care, meals, reminders to take medication, and housekeeping. ECI operates for itself two 38-unit assisted living wings attached to nursing centres.
Retirement centres typically provide suites, housekeeping services, meals, activities, security, transportation and special amenities. Residents are usually active and live independently. ECI manages one stand-alone retirement centre and manages several units that are attached to nursing homes for a total of 417 units.
          Management and Consulting Services
ECI manages long-term care centres and a hospital chronic care unit for not-for-profit boards and private organizations seeking to improve their management practices, levels of care and operating efficiencies. Most of these contracts include management, accounting and purchasing services, staff training, reimbursement assistance, and where applicable, the implementation of ECI’s policies and procedures.
As a skilled manager and operator of long-term care facilities for third parties, at June 30, 2006, ECI’s managed portfolio consisted of 23 facilities with 3,603 beds. This portfolio comprises one publicly owned hospital unit (120 beds), one municipally owned home for the aged (160 beds), and five nursing facilities owned by hospitals (764 beds). ECI also manages 15 nursing centres (2,142 beds), and one retirement centre (417 units), which are privately owned (including 10 nursing facilities with 1,524 beds and 315 retirement units attached to nursing homes for a receiver as part of a bankruptcy action). ECI believes there will be more opportunities in the future to provide facility management and consulting services to the public and private sectors.
          Home Health Care Services
ECI is a major provider of home health care in Canada through ParaMed, providing in excess of 4.5 million hours of care and support services during 2005 to clients of all ages through its 23 branches located in Ontario and Alberta. Ontario is ParaMed’s largest market, representing more than 95% of its revenue in 2005, as well as for the first half of 2006. ParaMed’s professional and para-professional staffs are skilled in providing complex nursing care, occupational, physical and speech therapy, and home support. The operations of ParaMed are accredited by the Canadian Council of Health Services Accreditation.
The competitive request for proposals bidding process that ParaMed operates under in Ontario was frozen by the province in the fall of 2004 but is expected to resume in 2007 under a new template. The private home health care market remains very competitive. During 2005 ParaMed was successful in entering into a preferred provider arrangement with GlaxoSmithKline to jointly implement a hepatitis prevention and awareness program emphasizing occupational health markets, and with Shoppers HomeHealthCare (SHHC) whereby ParaMed will be endorsed as a nursing, personal support and homemaking provider. Service access kiosks were installed in 12 of SHHC’s top selling retail locations.
ParaMed expects to remain competitive in bidding for future contracts while maintaining the quality of its service, despite pricing pressures from awarding agencies. In order to maintain its quality of care, ParaMed emphasizes staff training, professional development and its Outcome Based Care program, which was introduced in early 2003 and involves establishing goals at the outset of each patient’s care and monitoring progress throughout treatment.

In shaping the delivery of health care to Canadians, both the federal and provincial governments have in the past stated that home health care is an area that requires expansion. In Ontario there was some evidence of increased home health care volumes in the province in the latter part of 2005, which has continued into 2006. As additional funds are allocated to this segment of the Canadian health care system, Extendicare expects ParaMed to become a larger participant in this sector.
          Group Purchasing Services
Through its LTC Group Purchasing division (LTC), ECI offers cost-effective purchasing contracts for food, capital equipment, furnishings, cleaning and nursing supplies, and office products to other providers. LTC rotates its client menu selections and these menus include therapeutic modifications as well as monthly educational packages. Including ECI’s facilities, LTC provides purchasing services to facilities housing approximately 30,500 residents in Canada.
Sources of Revenue
United States
EHSI derives revenue by providing routine and ancillary health care services to residents in its network of facilities, including long-term care services covering nursing and assisted living care and related medical services such as subacute care, and rehabilitative therapy. EHSI also derives revenue by providing rehabilitative therapy to outside third parties at its clinics and earns management and consulting revenue from other long-term care organizations.
EHSI generates its nursing home revenue from Medicare, Medicaid and private-pay sources. The Medicaid rates are generally lower than rates earned from Medicare, private, commercial insurance and other sources. EHSI considers “Quality Mix” an important performance measurement indicator and is defined as revenue or census earned from payor sources other than from Medicaid programs. In addition, within Quality Mix, EHSI emphasizes short-term stay programs and services for its nursing home operations. The Medicare and Medicaid payors set maximum reimbursement levels for payments for nursing services and products. The health care policies and programs of these agencies have been subject to changes in payment methodologies during the past several years. There can be no assurance that future changes will not reduce reimbursement for nursing services from these sources.
The following table sets forth EHSI’s percentage of Medicare, Medicaid and private-pay sources of continuing nursing home revenue and the level of Quality Mix.

	Six months	Years ended December 31
	June 30, 2006	2005	2004	2003

Medicare	35.6%	33.9%	32.7%	29.5%
Private pay	16.1	15.0	17.3	18.5

Quality mix	51.7	48.9	50.0	48.0
Medicaid	48.3	51.1	50.0	52.0

Assisted living facility revenue is primarily derived from private-pay residents at rates EHSI establishes based upon the services it provides and market conditions in the area of operation. Residents are charged on a daily basis for the type of accommodation and services provided to them, which is based on an assessed level of care. EHSI offers various levels of care for residents who require a higher degree of care or supervision.
          Medicare
Medicare is a federally funded health-insurance program providing coverage for persons aged 65 or older, disabled persons who have been disabled for at least two consecutive years, and persons who have end-stage renal disease. The Medicare program provides reimbursement in two parts, being Part A and Part B.
Part A Medicare is hospital insurance, which provides for reimbursement for inpatient services for hospitals, skilled nursing facilities and certain other health care providers and patients requiring daily professional skilled nursing and other rehabilitative care. Coverage in a skilled nursing facility is limited to a period of up to 100 days, if medically necessary, after a qualifying three-day hospital stay. Medicare pays for the first 20 days of stay in a skilled nursing facility in full and the next 80 days above a daily coinsurance amount.
Part B Medicare provides reimbursement for supplemental insurance that requires the beneficiary to pay premiums and covers physician services and other outpatient services, such as physical, occupational, speech therapy services, enteral nutrition, certain medical items, as well as X-ray services received outside of a Part A covered inpatient stay.
Under Part A Medicare, the nursing facility is reimbursed based upon the acuity level of the Medicare resident. Acuity is determined by classifying the resident into one of 53 Resource Utilization Groupings, or RUGs categories (expanded from 44 RUGs categories effective January 1, 2006), based upon the nature of the resident’s condition and services needed. The nine new RUGs classifications provide reimbursement to operators for the care provided for medically complex residents who require rehabilitation services and treatment of multiple illnesses. In addition, CMS also announced increases in the nursing and therapy components of case mix index for all 53 RUGs rates effective January 1, 2006. CMS adjusts the Medicare rates for the 53 RUGs categories on October 1st of each year, including an adjustment based upon an inflation factor referred to as the “market basket”. Under Part B Medicare, the nursing facility is reimbursed based upon defined rates established by CMS, or “fee screen rates”.
          Medicaid
Medicaid is a state-administered program financed by state funds and matching federal funds, providing health insurance coverage for certain persons in financial need, regardless of age, and which may supplement Medicare benefits for financially needy persons aged 65 or older. Medicaid reimbursement formulas are established by each state with the approval of the federal government in accordance with federal guidelines. Generally, 50% of the funds available under these programs are provided by the federal government under a matching program. Medicaid programs currently exist in all the states in which EHSI operates its nursing homes. The programs vary in certain respects from state to state.
The Balanced Budget Act of 1997 broadened the authority of states to develop their own standards for the establishment of rates. The Act repealed the federal payment standard that required state Medicaid programs to pay rates that were adequate to meet the costs necessary to efficiently and economically operate skilled nursing facilities. As a result, states have considerable flexibility in establishing payment rates for Medicaid services. However, the law does require each state to use a public process for establishing proposed rates, whereby the methodology and justification of rates used are available for public review and comment.
The states in which EHSI operates currently use cost-based or price-based reimbursement systems. Under cost-based reimbursement systems, the facility is reimbursed for the reasonable direct and indirect allowable costs it incurs in providing routine resident care services as defined by the program. In certain states, efficiency incentives are provided and facilities may be subject to cost ceilings. Reasonable costs normally include certain allowances for administrative and general costs, as well as the cost of capital or investment in the facility, which may be transformed into a fair rental or cost of capital charge for property and equipment. The price-based or modified price-based systems pay a provider at a payment rate irrespective of the provider’s cost to deliver the care. Price-based or modified price-based systems may use various methods, such as state averages for a specific base year, to determine the base cost, which then may be subject to inflationary increases.
The reimbursement formulas employed by the state may be categorized as prospective or retrospective in nature. Under a prospective cost-based system, per diem rates are established based upon the historical cost of providing services during a prior year, adjusted to reflect factors such as inflation and any additional service required to be performed. Many of the prospective payment systems under which EHSI operates contain an acuity measurement, which adjusts rates based on the care needs of the resident. Retrospective systems operate similar to the pre-PPS Medicare program where nursing facilities are paid on an interim basis for services provided, subject to adjustments based on allowable costs, which are generally submitted on an annual basis.

          Private Pay
Private-pay revenue consists of revenue from individuals, private insurance companies, health maintenance organizations (HMOs), preferred provider organizations (PPOs), other charge-based payment sources, HMO Medicare risk plans, Blue Cross and the Department of Veterans Affairs.
Canada
The fees charged by ECI for its nursing centres and home health care services are regulated by provincial authorities (rather than federal authorities), which often set the rates following consultation with the applicable province’s long-term care association. This type of system reduces the potential for a single change or event to significantly affect the reimbursement or regulatory environment for ECI. Provincial programs fund a substantial portion of these fees, with the remainder paid by individuals. Each province has a different system for managing the services provided. As a result, there can be significant variability from location to location with respect to the regulations for providing care and how facilities are reimbursed. In Alberta, Saskatchewan and Manitoba, the government has delegated authority with respect to funding to regional health authorities.
Ontario is ECI’s largest market for both its long-term care and home health care services. Their combined revenue represented approximately 76% of ECI’s total revenue in 2005. Ontario’s network of CCACs is responsible for determining the eligibility of residents to be admitted to a nursing facility. Residents must meet a number of legislated criteria to establish that they either cannot be maintained in a home environment or are “at risk”. As part of the application process, a prospective resident must identify the type of room they desire (standard ward, semi-private or private) and choose several preferred facilities. Once declared eligible, a person is admitted when a bed becomes available at one of the preferred facilities.
Funding for Ontario nursing centres is based on reimbursement for the level of care provided. The provincial government allocates funds, or “envelopes”, for services such as nursing, programs, food and accommodation. The cost of providing nursing, programs and food is reimbursed in accordance with scheduled rates. The funding for the nursing and personal care envelopes is adjusted yearly based on the acuity of residents as determined by an annual classification survey of resident care needs. Any deviation in actual costs from scheduled rates is either at ECI’s cost (if actual costs exceed scheduled rates) or is returned to the Ontario government (if actual costs are below scheduled rates). ECI receives a fixed amount per resident day for standard accommodation and may retain any excess over costs incurred. Residents are responsible for a small co-payment amount above a base amount for semi-private or private accommodation (preferred accommodation). Similar to other nursing home providers, ECI is allowed to bill and retain monies from residents in the preferred accommodation amounting to $8.00 per day for a semi-private room and $18.00 per day for a private room. Operators are permitted to allocate up to 60% of the facility’s capacity for preferred accommodation. Overall funding is occupancy-based and a census level of 97% yields 100% funding. In response to occupancy pressures in certain markets because of the influx of 20,000 new long-term care beds, the Ontario government changed the funding formula to provide a top-up for census levels below 97%, such that providers now receive funding based on their actual census level plus 3%. In Ontario, ECI achieved an overall occupancy level of 97.8% during 2005, and 98.2% through the first half of 2006.
Supplemental funds are also available to nursing centres that are accredited by the Canadian Council on Health Services Accreditation. All of ECI’s owned nursing centres built prior to 2001 qualify for the accreditation funding. Four of ECI’s newly built facilities have been accredited and accreditation for the remaining seven is expected to be completed by the end of 2007.
The Ministry of Health and Long-Term Care (the “MOHLTC”) ranks all long-term care facilities into four categories, “A” through to “D”, based upon whether the facility meets certain design standards (“A” is the highest and represents newly built facilities). The MOHLTC provides compliance funding incentives to operators on a per resident day basis equal to $5.00 for “A” facilities, $2.50 for “B” facilities, $1.00 for “C” facilities. Facilities categorized as “D” are not eligible for compliance funding. The “D” facilities are required to conform to the new mandatory design standards and are eligible for construction funding of up to $10.35 per bed per day as an incentive to do so. It is expected that all “D” rated facilities will meet these standards by December 2007. ECI’s 11 new facilities in Ontario are “A” rated facilities and the rest are “C” rated facilities.

Additionally, the Ontario government provided construction funding for ECI’s post-1998 constructed nursing centres at $10.35 per bed per day for a 20-year period as part of the beds awarded under a MOHLTC new bed program. When each facility opened, a receivable from the Ontario government was recorded, which was then applied to reduce the cost of construction.
Provincial funding for ECI’s nursing centres in Alberta, the second highest revenue source province for ECI, is based on a funding system similar to that in Ontario. Prospective long-term care residents in Alberta must meet certain eligibility requirements, which are set by various Regional Health Authorities in the province. The 13 ECI facilities located in Alberta report to five separate Regional Health Authorities, each of which operates independently. The general payment system operates similarly to Ontario, in that the Ontario government sets all rates and covers the cost of care. The resident is responsible for paying the accommodation portion of the rates. Funding levels are set each year as assessors visit the facilities in the fall to evaluate the care level of the residents. Based on the weighted average care level for the previous three years, the facility receives a case mix index score. The case mix index determines the required number of nursing hours the facility must provide and the level of funding the facility will receive. Additional funding is provided for therapeutic services, based on a percentage of the nursing funding. Facilities must satisfy “accountability” requirements for meeting the prescribed number of nursing hours, staffing mix and occupancy levels. If a facility fails to meet the accountability requirements, it may have to return a portion of its funding.
The Alberta market has approximately 14,125 long-term care beds, 31% of which is served by private sector providers. ECI’s 13 nursing home facilities with 1,131 beds represent 26% of the private sector beds.
Facilities in Manitoba, like Alberta, receive a score that is based on the level of care the residents require, on which the province determines funding. There are similar accountability requirements regarding a minimum proportion of professional staff hours and occupancy levels. Manitoba establishes its residential rates based on an income test of the residents in a facility. Saskatchewan is also similar to Alberta in how the system is organized and how residents are assessed to determine eligibility and rates. There is no minimum required number of nursing hours and thus no accountability requirements. Hours are reported on an annual basis and compared against non-profit and public-sector reported hours.
Extendicare’s Canadian home health care operations, conducted through ParaMed, received approximately 92% of its revenue in 2005, and for the first half of 2006, from contracts tendered by locally administered provincial agencies. The remainder of the 2005 revenue was received from private-pay clients.
Long-term Care Industry
Aging Population
The aging of the population is a leading driver of demand for long-term care services. According to the 2000 census conducted by the U.S. Census Bureau, there were approximately 34.4 million Americans aged 65 or older, representing 12.4% of the total U.S. population. The U.S. Census Bureau has forecasted the population of Americans aged 65 or older and the percentage of the overall U.S population that this segment represents for the following years: for 2010 – 40.2 million (13.0%); for 2020 – 54.6 million (16.3%) and for 2050 – 86.7 million (20.7%).

The following table indicates that the percentage rate of growth of the overall U.S. population will be approximately 4% every five years from 2005 to 2030 and the segment of the population aged 65 years and older will grow between approximately 10% and 17% every five years for the same period.

	Total U.S.				Total
	Population				Elderly
5-year Period	Growth Rate	65-74	75-84	85+	(65+)

2005-2010	4.5%	14.2%	-0.8%	19.6%	9.7%
2010-2015	4.3%	25.1%	4.0%	11.4%	16.3%
2015-2020	4.2%	19.4%	16.6%	6.5%	16.8%
2020-2025	4.1%	12.3%	27.2%	10.2%	16.3%
2025-2030	4.0%	6.3%	20.6%	19.9%	12.5%

Source: U.S. Census Bureau, International Data Base, published October 10, 2002
Also, according to a September 2004 MetLife Market Survey of Nursing Home report (MetLife Report), approximately 1.6 million or 4.5% of all persons aged 65 and over in the United States were living in a nursing facility in 2000, and this number is expected to increase to approximately 6.6 million, or 8.4% by the year 2050.
In Canada the figures are comparable to those of the U.S. for the proportion of the population aged 65 and over to the total population. According to Statistics Canada the percentage was 12.6% in 2001 and is projected to be 15.9% by the year 2016. Also according to Statistics Canada, the population of seniors (defined as persons over 80 years of age) is expected to increase at a greater rate than the general Canadian population over the period between 2001 and 2026 (an average increase of 3.7% per annum for seniors versus 0.7% for the general population). This result is believed to be due to several factors including the progression of the “baby boom” generation through the demographic cycle and longer life spans. The average age of nursing home residents is in the low to mid-eighties.
Supply/Demand Imbalance
Acquisition and construction of additional nursing facilities are subject to certain restrictions on supply, including government legislated moratoriums on new capacity or licensing restrictions limiting the growth of services. Governments limit new supply in order to maintain the financial health of the industry and to ensure funding costs are kept under control. Such restrictions on supply, coupled with an aging population, cause a decline in the availability of long-term beds for persons 85 years of age or older.
In Canada there are estimated to be approximately 291,000 senior housing beds in the six largest provinces (source: Seniors Housing Industry in Canada – Demand and Supply), of which approximately 183,000 are regulated long-term care beds, to serve an over-75 population of approximately 1.6 million (source: Statistics Canada, 2001). To maintain the current ratio of senior housing beds to seniors in the six largest provinces, there will have to be an increase in the number of facilities. There was a shift to awarding new beds in order to meet the increasing demand, particularly in Ontario where a program was implemented to add 20,000 long-term care beds between 1998 and 2004. While these new beds did create a temporary oversupply in some markets, occupancy has increased due to continued growth in demand in 2005 and through the first half of 2006 thereby reducing the surplus.
Advances in medical technology are enabling the treatment of certain medical conditions outside a hospital setting. As a result, the number of patients requiring a higher degree of monitoring, more intensive and specialized medical care, 24-hour nursing, and a comprehensive array of rehabilitative therapies is increasing. Extendicare believes that such specialty care can be provided in long-term care facilities at a significantly lower cost than in traditional acute care and rehabilitation hospitals.
In addition, for an aging population seeking a higher quality living alternative, assisted living facilities offer an array of accommodations and selective long-term care and services on a more cost-effective basis for the individual.
Cost Containment Pressures
According to the U.S. Social Security Administration, the remaining life expectancy of a male aged 65 years has increased to 15.9 years in 2002 from 12.4 years in 1942, while for a female aged 65, this expectancy has increased to

19.0 years from 14.1 years for the same period. As the number of people aged 65 continues to grow and as advances in medicine and technology continue to increase life expectancies, the likelihood of chronic conditions requirement treatment, and the resulting health care costs, are expected to rise faster than the availability of resources from government-sponsored health care programs. Governments that are facing increased health care costs have responded by initiating steps to limit the growth of health care funding. These steps include cost containment measures that encourage reduced lengths of stay in acute care hospitals. As a result, average acute care hospital stays have shortened, and many patients are discharged despite a continuing need for nursing or specialty health care services, including therapy. This trend has increased demand for long-term care, including skilled nursing care, home health care, outpatient therapy, hospices and assisted living facilities. Extendicare believes that long-term care companies that have information systems to process clinical and financial data, possess an integrated network and are capable of providing a broad range of services, will be in a good position to contract with managed care or other payors.
Changing Family Dynamics
Changing family dynamics play an important role in the growth of the senior living industry. As a result of the growing number of two-income families, Extendicare believes the immediate family has become less of a primary source of care-giving for the elderly. At the same time, two-income families are better able to provide financial support for elderly parents so they can receive the care they need in a nursing or assisted living facility. According to the U.S. Department of Labor, women, who under more traditional roles were viewed as the primary caretakers of the family, have moved into the workforce in increasing numbers, which is evidenced by their labour participation rates increasing from 38% in 1970 to 46% in 2005, which is forecasted to increase to 47% by 2014. In addition, according to the U.S. Census Bureau, the parent support ratio (the ratio of individuals over 85 to those 50 to 64 years of age) has increased from 3 to 100 in 1960 to 10 to 100 in 2000, and is expected to reach 30 to 100 by the year 2050. This expected increase is partly due to the fact that, by 1989, approximately 34% of early baby boomers and 44% of late baby boomers, respectively, were childless.
Competition
The long-term care industry in the United States is highly competitive with a number of companies offering a variety of similar services. EHSI faces competition both locally and regionally from other health care providers, including for-profit and not-for-profit organizations, hospital-based long-term care units, rehabilitation hospitals, home health agencies, medical supplies and services agencies and rehabilitative therapy providers. Significant competitive factors, which determine the placement of residents in nursing and assisted living centres, include quality of care, services offered, reputation, physical appearance, location and, in the case of private-pay residents, the cost of services.
EHSI’s group purchasing and management and consulting groups compete with other similar operations in the long-term care industry.
EHSI also competes with other providers for the acquisition and development of additional facilities. Some of these competitors may accept a lower rate of return and therefore, represent significant price competition. Also, tax-exempt not-for-profit organizations may finance acquisitions and capital expenditures on a tax-exempt basis or receive charitable contributions that are unavailable to EHSI.
In Canada, ECI’s competitors in the long-term care industry include private and public-sector operators. In 2003 one other publicly traded operator commenced operation, increasing the number of publicly traded operators to three in Canada. The 10 largest participants in the Canadian seniors housing industry account for approximately 16% of long-term care beds and approximately 34% of retirement home and independent living suites currently operating or in development in the six largest provinces (source: Care Planning Partners Inc. estimates and publicly available information as of September 5, 2003). ECI is the second largest private-sector operator of owned and managed nursing facilities. The home health care sector has both for-profit and not-for-profit providers, with ParaMed being one of the largest private-sector operators in Canada.

Competitive Strengths
Leading Provider of Long-term Care Services in a Fragmented Industry
Extendicare is among the largest providers of long-term care services in North America, based upon the number of beds operated. EHSI is one of the 10 largest long-term care operators in the United States. In Canada, ECI is the second largest private-sector operator of long-term nursing care facilities and through ParaMed, is a major private-sector provider of home health care services. The long-term care industry is highly fragmented. According to CMS, the 10 largest nursing home companies accounted for 15.5% of the total nursing home beds in the United States as of April 2003. In Ontario, ECI’s largest market, ECI operates approximately 11% of the province’s estimated 74,400 long-term care beds.
The scope of Extendicare’s operations enables it to achieve economies of scale and to pass these savings on to third parties, through the provision of purchasing and information technology support services.
Geographic Diversity
Geographic diversity is partly achieved with Extendicare operating in the United States and Canada, two geographically separate countries with distinct health care environments.
Based on operations as at June 30, 2006, following the ALC Distribution, EHSI will operate or manage facilities located in specific markets across 12 states primarily throughout the Northeast, Midwest, Southwest and Northwest regions. No state contains more than 22% of EHSI’s facilities or 24% of its beds. Each state is unique in terms of its competitive dynamics as well as its political and regulatory environment. Each state administers its own Medicaid program, which constitutes a significant portion of EHSI’s revenue. EHSI’s geographic diversity limits its exposure to events or trends that may occur in any one individual state, including changes in any state’s Medicaid reimbursement program or in regional and local economic conditions and demographics.
In Canada, ECI operates in the provinces of Ontario, Manitoba, Saskatchewan and Alberta. Ontario represents ECI’s largest market, accounting for 76.6% of its nursing home beds operated at June 30, 2006 and 93.5% of ParaMed’s home health care hours provided in the first half of 2006. A substantial portion of ECI’s revenue is government funded, and each province administers its own health care programs.
Dual U.S. Medicare and Medicaid Certification
Extendicare has certified substantially all of its nursing home beds in the United States for the provision of care to both Medicare and Medicaid patients. Management believes that dual certification in nursing facilities increases the likelihood of higher occupancy by increasing the availability of beds for patients who require a specific bed certification. In addition, dual certification allows EHSI’s facilities to easily shift patients from one level of care and reimbursement to another without physically moving the patient. Also, where market conditions permit, EHSI has developed Medicare suites to meet patient specialty care needs. EHSI has one facility that provides long-term care services to only Medicare and private residents and is not registered under the Medicaid program.
Business Strategy
United States
          Provide Quality, Clinically Based Services
EHSI, through its corporate nursing and assisted living clinical services groups, monitors quality of care indicators and survey results, and strives for continuous quality improvement at the facility and regional levels. Focus review meetings are held on a regular basis to monitor trends in facilities and to communicate new protocols and industry issues. The corporate clinical services groups direct internal teams of field-based quality validation specialists who are responsible for emulating the regulatory survey process and regularly communicating with its outcomes management specialists in the corporate office. On-site data is integrated with clinical indicators, facility human resource data and state regulatory outcomes to provide a detailed picture of problems, challenges and successes in achieving performance at all levels of the organization. This information pool allows management to determine best practices for duplication in similarly situated facilities. Corporate quality and clinical service personnel are responsible for monitoring and communicating adherence to EHSI’s policies and standards, and specific state regulations to ensure ongoing compliance and quality of care. EHSI’s regional quality and clinical service teams are instrumental in the continuous and ongoing auditing of care and service delivery systems, providing direction, orientation and training for professional and service staff in its facilities. EHSI emphasizes these programs when marketing its services to acute care providers, community organizations and physicians in the communities it serves.
          Increase Medicare Census Within Nursing Homes
EHSI continues to develop and implement strategies and capabilities to attract residents, with an emphasis on increasing Medicare census in its nursing facilities. Through the first half of 2006, Medicare payments represented approximately 35.6% of its continuing revenue from skilled nursing homes, up from 29.5% in 2003. Senior management continually works with its regional and local management teams to develop strategies to continue to increase this percentage. Such strategies include: focused marketing efforts; standardized admissions protocols; streamlined admitting procedures; dual certification of beds; and effective communication and commitment of EHSI’s facility-based management teams to a marketing-based strategy that stresses providing services 24 hours a day and seven days a week. In addition to increasing the profitability of nursing facilities, higher Medicare census expands the market for ancillary services, such as therapy.
          Expand Non-government Based Revenue Sources
By increasing the level of non-government based revenue sources, EHSI reduces its risk of reliance on government sources of revenue, which may in the future continue to be constrained. In addition, as future generations are expected to have increased wealth and an increased choice of long-term care alternatives, EHSI’s goal is to target these opportunities. EHSI will continue to concentrate on short-term stay programs and services for its nursing home operations thereby increasing Medicare revenue; however, as a secondary goal, it seeks to increase the level of private-pay residents, and in certain regions, residents covered with favourable HMO or insurance coverage.
          Leverage Presence in Small Urban Markets
EHSI geographically clusters its long-term care facilities and services in small urban markets in order to improve operating efficiencies and to offer a broad range of long-term care and related health services. It is anticipated that future expansion of owned nursing facilities will continue to come from the selective acquisition and construction of facilities in areas that are in close proximity to existing facilities, where management is experienced in dealing with the regulatory and reimbursement environments, where the facility can participate as an active member of the nursing facility association and where the facility’s reputation is established.
          Actively Manage the Asset Portfolio
EHSI continually reviews its asset portfolio as to physical condition to determine whether the assets are meeting the needs of the marketplace, their financial performance and their long-term outlook. When facilities do not meet EHSI’s performance criteria, or when risks within the marketplace increase, or litigation risk increases beyond acceptable limits, EHSI exits that marketplace or sells these facilities. Over the past five years, EHSI has disposed of a number of underperforming facilities and exited the nursing home business in three states, being Florida, Texas and Arkansas, while improving the performance of the balance of its asset portfolio. In 2005 EHSI sold a Wisconsin nursing facility and has designated three Minnesota nursing facilities as held for sale due to inadequate operating performance. Two of the Minnesota facilities were closed by the end of 2005. In addition, EHSI is currently converting one assisted living facility into a nursing facility to provide increased capacity for an existing nursing facility in Oregon. As well, EHSI is increasing capacity at three facilities in Wisconsin by shifting 64 beds from facilities with excess capacity. Similarly in Washington, EHSI is constructing a new nursing facility to enable increased capacity by shifting existing beds to an area of the State with increased needs.

          Growth Through Acquisition and Internal Expansion
EHSI also seeks to expand its portfolio of nursing and assisted living facilities in states where it currently operates or that offer attractive reimbursement systems. The states EHSI currently operates in offer generally more attractive Medicaid rates than other states located in the southern part of the country. EHSI plans to expand through acquisition and internal growth within the states where it currently operates, and in other states with attractive reimbursement systems, provided it can achieve sufficient concentration of facilities. Opportunities exist to expand existing facilities in markets where demand is warranted. EHSI currently employs a very experienced internal design and development team that is well positioned for the design and construction of new facilities.
Plans for expanding EHSI’s operations are developed from sources such as: personal contacts in the long-term care industry; information made available through state and national associations; and investment and financing firms and brokers. All acquisitions and new contracts for management and consulting services involve a process of due diligence in which the operational, building and financial aspects of the undertaking are investigated.
          Increase Management and Consulting Services Agreements
EHSI seeks to increase the number of management and consulting contracts with third parties. EHSI has knowledge and expertise in both the operational and administrative aspects of the long-term care sector. Management believes that the increasingly complex and administratively burdensome nature of the long-term care sector, coupled with EHSI’s commitment and reputation as a leading quality operator, will result in a demand for new contracts. Management believes this strategy is a logical extension of EHSI’s business model and competencies and will drive growth without requiring substantial capital expenditures. Through the first half of 2006, EHSI continued to increase the number of facilities under management or consulting service agreements to 103 from 89 in 2004.
          Increase Operating Efficiency
EHSI is committed to reducing operating costs by improving its communications systems, streamlining documentation and strengthening the expenditure approval process. EHSI has reduced the duplication of roles at the corporate and regional levels. EHSI continuously seeks to improve its utilization of regional resources by adding management and consulting contracts to its existing regions, thereby enabling EHSI to spread the costs of its regional structure over a wider base of operations.
Canada
In Canada, Extendicare’s strategy has been to expand long-term care operations through construction of facilities and to increase contracts for the development and management of facilities for third parties. In 2006 ECI has committed to start construction of a 220-bed continuing care centre in Alberta, which is expandable to add 60 assisted/supportive living beds. In March 2004 ECI opened the last of its 11 new Ontario facilities under the Ontario government’s 1998 program to add 20,000 new nursing home beds in the province. The 11 new homes have a capacity of 1,487 residents of which 154 beds were transferred from existing ECI nursing homes and 76 are assisted living units.
In addition to constructing its own facilities under the Ontario government program, ECI utilized its expertise to develop, construct and manage long-term care facilities in partnership with the public sector, completing in 2004 the last of five facilities with capacity of 578 beds. ECI secured the management of these facilities under long-term contracts with terms of generally 20 years or more.
ECI has leveraged its expertise in managing long-term care facilities through a wide range of health care partnership arrangements that involve public, private and not-for-profit organizations. As at June 30, 2006, ECI managed 3,603 beds representing seven public-sector facilities (1,044 beds) and 16 facilities (2,559 beds) for private owners, including 10 facilities (1,839 beds) for a receiver in a bankruptcy proceeding. ECI is the largest private health care organization in Canada with partnerships involving the public hospital sector.

Quality of Care
Commitment to Care
Extendicare’s commitment to excellence emphasizes the corporate philosophy of treating residents with dignity and respect, a philosophy that is implemented and monitored through rigorous standards that management and staff at all levels periodically assess and update. Extendicare has always strived to maintain quality standards above the requirements of government regulations. Extendicare continues to be committed to quality of care and service by introducing and expanding programs and activities, which are supported and appreciated by residents, their families and the staff. Extendicare aims to remain a destination of choice for those requiring long-term care. Extendicare is also progressing with its capital improvement project, which it launched in 2003 to ensure all of its nursing facilities are retrofitted with modern sprinkler systems to protect the health and safety of the residents.
EHSI’s corporate quality and clinical services department establishes care and quality of life standards, monitors issues and trends in the industry, implements EHSI’s policies and procedures, and conducts periodic reviews for its nursing and assisted living facilities. Training programs are developed at the corporate level and implemented throughout EHSI as required.
At the regional level, EHSI’s area directors of care management for its nursing home operations lead a department that is primarily responsible for implementing care and service standards, policies and procedures, auditing care and service delivery systems, and for providing direction and training for all levels of staff within the nursing facilities. The area directors of care management are responsible for developing these programs and standards for all professional disciplines and services provided to EHSI’s customers, including nursing, dietary, social services, activities, ethical practices, mental health services, behaviour management, quality validation and continuous quality improvement.
In addition, EHSI has established a medical advisory board, which includes a medical director representing each of EHSI’s nursing home regions. The medical advisory board’s role is to review and attest to EHSI’s key clinical protocols, and to review and clarify roles, responsibilities and communication of medical directors with the nursing facilities.
EHSI’s corporate therapy services department establishes corporate standards, monitors therapy services and trends in the industry, and implements EHSI’s policies and procedures. Training programs are developed at the corporate level and implemented throughout EHSI as required. On both the corporate and regional level, EHSI has human resource personnel engaged to recruit and train therapists for the nursing facilities. At the regional level EHSI’s area director of therapy management lead a team responsible for the management of therapy services, provide training and direction for all therapy professional staff within the nursing facilities. Regional directors of therapy services oversee compliance of therapy services through audits and review of therapy indicators.
On a national level, EHSI participates in a “Quality First Initiative” program, which is a voluntary program whose members include major long-term care providers. The objectives of the program are to discuss and promote awareness to enable members to adhere to current regulations, promote clinical outcomes, improve consumer satisfaction and demonstrate a commitment to quality care to the public.
In Canada each nursing centre has an advisory board composed of family members of residents. These boards work with administrators to develop ideas on how to provide for the needs of residents. In addition, regional directors are primarily responsible for implementing care and service standards, policies and procedures, auditing care and service delivery systems, and providing direction and training for all levels of the staff within the nursing and assisted living facilities. Continuous Quality Improvement programs ensure that quality of care and services are adhered to in all aspects of resident care.
ECI is continuing the enhanced quality control initiative that it launched in 2004 aimed at ensuring seniors continue to receive the highest possible quality of care from its facilities. The Canadian care initiative included consumer satisfaction surveys, mystery shopper evaluations, compliance hot-lines for employees, residents and their families and an enhanced communication plan called Health Trac aimed at keeping families informed of each resident’s progress. Additionally, the Ontario government has raised the visibility of quality of care standards for all nursing facilities by launching a website that posts each nursing home’s record from the most recent compliance survey.
Employee Training
Training of employees at all levels is an integral part of Extendicare’s ongoing efforts to improve and maintain quality services. In the United States, each newly employed nursing facility administrator, assisted living facility manager, and director of nursing are required to attend a week of company-provided training to ensure they have an understanding of all aspects of facility operations, including clinical, management and business operations. EHSI conducts additional training for these individuals and all other staff on a regional or local basis. In Canada, each new facility administrator participates in an extensive orientation program covering nursing centre management.
Marketing
United States
Most of EHSI’s nursing and assisted living facilities are located in smaller urban communities. EHSI aims to be the provider of choice in the communities it serves. EHSI focuses its marketing efforts predominantly at the local level, believing that the selection of a long-term care facility is strongly influenced by word-of-mouth and referrals from physicians, hospital discharge planners, community leaders, neighbours and family members. The administrator of each nursing facility is therefore, a key element of EHSI’s marketing strategy and is responsible for developing relationships with potential referral sources. They are supported by a regional team of marketing personnel, who establish the overall marketing strategy, develop relationships with the hospital discharge planners, local physicians, community leaders, HMOs and PPOs, and provide marketing direction with training and community-specific promotional materials. In addition, all department heads participate in marketing efforts and the admissions process. EHSI’s same-facility nursing home average occupancy increased to 92.9% in 2005 from 91.3% in 2003. Medicare census on a same-facility basis improved to 18.4% of total nursing census in 2005 from 15.6% in 2003. For the first half of 2006, nursing home occupancy averaged 91.9% and Medicare census was 18.4%.
Canada
With the last of the Ontario government’s 20,000 new long-term care beds opening in 2004 from the program launched in 1998, a temporary oversupply was created in the province. Occupancy for the industry in Ontario averaged only 95.6% in the month of December in 2004 and improved during 2005 to 97.2% in the month of December 2005. While ECI experienced some occupancy pressures, its overall occupancy levels in Ontario remained above the industry average and for the year 2005 ECI had only one facility operating under 97% occupancy. In addition, ECI’s overall national average occupancy on a same-facility basis increased to 97.9% in the first half of 2006, from 97.8% in 2005 and 97.5% in 2004.
In order to remain competitive with the influx of these new beds and market pressures in other regions in which it operates, ECI is engaged in upgrades to some of its facilities as well as regular maintenance programs at all its owned facilities. Also, ECI’s Director of Sales and Marketing has created a multi-faceted program that places an emphasis on developing strategies to market its long-term care facilities in each community. Each facility’s management team is responsible for marketing its facility with support from a regional team including the Director of Sales and Marketing. Additionally, ECI has a customer service training program (Courtesy Attitude Responsibility Excellence, or CARE) that it has implemented in its operations to train all front line workers on how they can contribute to the marketing program and manage customer service expectations in this very competitive market. Extendicare has also improved its website information to assist decision makers in their nursing home selection.
TRUSTEES, DIRECTORS AND MANAGEMENT
Trustees of the REIT
The REIT will have a minimum of three Trustees and a maximum of twenty Trustees. At Closing, the board of trustees will be comprised of eight Trustees, seven of whom will be Independent and the majority of whom will be residents of Canada (within the meaning of the Tax Act). Only Mr. Rhinelander will be an inside trustee. The board of trustees of the REIT will collectively possess a broad range of skills, expertise, industry and other knowledge, and business and other experience useful to the effective oversight of the REIT.
Governance of the REIT
The board of trustees of the REIT will supervise the management of the business and affairs of the REIT with the highest standards of ethical conduct and in the best interests of the Unitholders of the REIT. The board of trustees of the REIT will implement a set of governance systems and materials. In this regard, the board of trustees will adopt and approve the following:
•	a code of governance guidelines (the “Governance Guidelines”);

•	a charter for the audit committee;

•	a charter for the executive committee;

•	a charter for the human resources, governance and nominating committee;

•	a code of business conduct and ethics; and

•	a policy concerning confidentiality, fair disclosure and trading in securities.
Board of Trustees’ Responsibilities
The mandate of the board of trustees of the REIT is to supervise the management of the business and affairs of the REIT and to act in the best interests of the REIT. The board of trustees and its committees will act in accordance with:
•	the REIT Deed of Trust;

•	the REIT’s Governance Guidelines;

•	the charters of committees of the board of trustees; and

•	other applicable laws and policies.
The board of trustees of the REIT will approve all significant decisions that affect the REIT before they are implemented and will then supervise their implementation and review the results.
Committees of the Board of Trustees
The board of trustees of the REIT will appoint an audit committee, an executive committee and a human resources, governance and nominating committee and such other committees as the board of trustees consider necessary or appropriate. The majority of the members of each committee of the board of trustees must be Canadian residents.
The Audit Committee’s mandate will include reviewing annual financial statements, in conjunction with the report of the external auditor, and obtaining an explanation from Management of all significant variances between comparative reporting periods and reviewing interim unaudited financial statements before their release to the public and, where authorized by the board of trustees of the REIT, approving the interim unaudited financial statements. All of the members of the Audit Committee will be Independent. The Executive Committee’s mandate will include assisting the board of trustees of the REIT in fulfilling its responsibilities in an efficient and timely manner during the intervals between regular meetings of the board of trustees of the REIT, reviewing, for recommendation to the full board of Trustees of the REIT, proposals for the issuance of new equity or debt and proposed acquisitions and dispositions of investments, and reviewing such matters and making such recommendations thereon to the board of trustees of the REIT as it considers necessary, including matters designated by the board of trustees of the REIT as requiring executive committee review. The Human Resources, Governance and Nominating Committee’s mandate will include reviewing the compensation of Management with a view to ensuring that the level of compensation reflects performance and making recommendations as to the size and composition of the board of trustees of the REIT, reviewing qualifications of potential candidates for election to the board of trustees of the REIT and membership of committees and assessing the effectiveness of the board of trustees of the REIT as a whole, the committees and the contributions of individual Trustees.
The composition of the Audit Committee, the Executive Committee and the Human Resources, Governance and Nominating Committee will be as set out below:
Audit Committee
J. Thomas MacQuarrie, Q.C. — Chair
H. Michael Burns
George A. Fierheller
Alvin G. Libin
Executive Committee
Frederick B. Ladly — Chair
Mel Rhinelander
Michael Kirby
Human Resources, Governance and Nominating Committee
Michael Kirby — Chair
Dr. Seth B. Goldsmith
J. Thomas MacQuarrie, Q.C.

The following table sets out certain information with respect to the Trustees:

		Number of Shares
		and Options	Number of REIT
		Currently	Units Beneficially
		Beneficially	Owned, Controlled
	Current Positions with	Owned,	or Directed
Name and Jurisdiction	Extendicare/Principal Occupation for	Controlled or	following Effective
of Residence	Past Five Years	Directed	Date(1)
FREDERICK B. LADLY Ontario, Canada Chairman of the Board of Trustees	Mr. Ladly is currently Deputy Chairman of Extendicare and has held this position since 1997. Mr. Ladly is also Vice-Chairman of Crown Life Insurance Company (a private company) and he serves on the boards of High Liner Foods Incorporated (a public food processing company) and Knudsen Engineering Limited (a private company specializing in digital systems for marine applications). Mr. Ladly is a former executive of Extendicare, having served as Chief Executive Officer (1992 — 1997), and as President and CEO of Extendicare (Canada) Inc. (1984 - 1992).	Extendicare Subordinate Voting Shares - 59,713 Options — 48,000	107,713

MEL RHINELANDER Wisconsin, United States Vice Chairman of the Board of Trustees	Mr. Rhinelander is currently President and Chief Executive Officer of Extendicare. At the time of Closing he will retire from Extendicare and be appointed Vice Chairman of the Board of Trustees, and Vice Chairman of the board of directors of Assisted Living Concepts, Inc. Mr. Rhinelander also serves as a director of Sobeys Inc. (a public retail food distribution company). He was appointed Chief Executive Officer of Extendicare in August 2000, following his appointment as President in August 1999. Mr. Rhinelander has been with the Extendicare group of companies since 1977 and has served in a number of senior positions.	Extendicare Subordinate Voting Shares — 111,700 Extendicare Multiple Voting Shares — 2,000 Options — 400,000	513,850

H. MICHAEL BURNS Ontario, Canada	Mr. Burns is currently Deputy Chairman of Extendicare and has held this position since 1992. Mr. Burns is also President of Kingfield Investments Limited (a private investment company), a director of Algoma Central Corp. and Landmark Global Financial Corporation (both public companies), and is Chancellor of Renison College, at the University of Waterloo. Mr. Burns is a former executive of Extendicare, having served as President (1985 — 1992), Chairman (1984 — 1985), and Chairman and CEO (1980 — 1984).	Extendicare Multiple Voting Shares — 514,300 Options — 48,000	600,872

		Number of Shares
		and Options	Number of REIT
		Currently	Units Beneficially
		Beneficially	Owned, Controlled
	Current Positions with	Owned,	or Directed
Name and Jurisdiction	Extendicare/Principal Occupation for	Controlled or	following Effective
of Residence	Past Five Years	Directed	Date(1)
GEORGE A. FIERHELLER Ontario, Canada	Mr. Fierheller is President of Four Halls Inc., a private investment and consulting firm, and Chair Emeritus of the Greater Toronto Marketing Alliance. In addition, Mr. Fierheller is a Member of the Order of Canada and Past President of the Toronto Board of Trade.	Extendicare Subordinate Voting Shares — 40,520 Extendicare Multiple Voting Shares — 2,000 Options — 30,500	73,170

DR. SETH B. GOLDSMITH Florida, United States	Dr. Goldsmith is an attorney and Professor Emeritus at the University of Massachusetts at Amherst. He is a former Chief Executive Officer of the Miami Jewish Home & Hospital for the Aged, and has served as a consultant to numerous organizations including the World Health Organization, Geneva, Switzerland, and the U. S. Army.	Extendicare Subordinate Voting Shares — 5,000 Options — 28,000	33,000

MICHAEL J. L. KIRBY Ontario, Canada	Mr. Kirby is a member of The Senate of Canada. Mr. Kirby also serves as a director of the following public companies: The Bank of Nova Scotia; Indigo Books & Music Inc.; Energy Savings Income Fund; MDC Partners Inc.; and Brainhunter Inc.	Extendicare Subordinate Voting Shares — 32,500 Options — 48,000	80,500

ALVIN G. LIBIN Alberta, Canada	Mr. Libin is President and Chief Executive Officer of Balmon Investments Ltd., a private management services and investment company. He is a director and one of the owners of the Calgary Flames of the National Hockey League, and serves as a director of several private corporate and community boards. Mr. Libin is also an Officer of the Order of Canada, and a member of the Alberta Order of Excellence and past Chairman of the Alberta Ingenuity Fund.	Extendicare Subordinate Voting Shares — 832,000 Options — 48,000	880,000

J. THOMAS MACQUARRIE, Q.C. Nova Scotia, Canada	Mr. MacQuarrie is a senior partner in the Atlantic Canada law firm of Stewart McKelvey Stirling Scales. He serves as a director of High Liner Foods Incorporated and Aquarius Coatings Inc., both public companies, as well as of a number of private corporations.	Extendicare Subordinate Voting Shares — 71,819 Extendicare Multiple Voting Shares — 9,400 Options — 48,000	129,924

Note: (1) Assumes that each of the Trustees exercises his Options for Extendicare Subordinate Voting Shares and ultimately receives REIT Units as partial consideration for his Extendicare Subordinate Voting Shares and Extendicare Multiple Voting Shares.

Management of the REIT and Extendicare Amalco
The REIT’s and Extendicare Amalco’s executive officers consist of existing management of Extendicare or its subsidiaries. The following table sets out, as at the time of Closing, certain information with respect to the executive officers of the REIT and Extendicare Amalco.

			Number of REIT Units
		Number of Shares and	Beneficially Owned,
		Options Currently	Controlled or Directed
		Beneficially Owned,	following Effective
Name and Jurisdiction of Residence	Position(s)	Controlled or Directed	Date(1)
P. W. Small Wisconsin, United States	President and Chief Executive Officer of the REIT and Extendicare Amalco; Director of Extendicare Amalco	Extendicare Subordinate Voting Shares – 32,500 Options – 102,500	135,000

R. L. Bertrand Wisconsin, United States	Senior Vice-President and Chief Financial Officer of the REIT and Extendicare Amalco; Director of Extendicare Amalco	Extendicare Subordinate Voting Shares – 118,814 Options – 125,000	243,814

P. Tuttle Ontario, Canada	President of Canadian Operations of Extendicare Amalco	Extendicare Subordinate Voting Shares – 327 Options – 13,125	13,452

E. E. Everson Ontario, Canada	Vice-President and Controller of Extendicare Amalco	Extendicare Subordinate Voting Shares – 3,422 Options – 2,000	5,422

L. Koroneos Ontario, Canada	Vice-President, Business Development and Privacy Officer of Extendicare Amalco	Extendicare Subordinate Voting Shares – 12,132 Options – 4,750	16,882

J. E. Fountain Ontario, Canada	Secretary of the REIT and Extendicare Amalco	Extendicare Subordinate Voting Shares – 2,828 Options – 26,250	29,078

Note: (1) Assumes that each of the executive officers exercises his or her Options for Extendicare Subordinate Voting Shares and ultimately receives REIT Units as partial consideration for his or her Extendicare Subordinate Voting Shares.
Executive Compensation
The following table sets forth compensation information for the President and Chief Executive Officer, the Senior Vice-President and Chief Financial Officer, and the three other most highly compensated executive officers

(collectively, the “Named Executive Officers”)of the REIT, as determined by reference to total annual salary and bonus earned by the individuals for services rendered to Extendicare during 2005.

Summary Compensation Table
							All other
Name	Year	Salary			Bonus		compensation(3)

P.W. Small	2005	US$	390,000	(1)	US$	156,000	US$	64,669
President and Chief Executive Officer of the REIT and Extendicare Amalco

R.L. Bertrand	2005	US$	300,000	(2)	US$	135,000	US$	40,768
Senior Vice-President and Chief Financial Officer of the REIT and Extendicare Amalco

P. Tuttle(4) (5)	2005		$137,667			$36,036		$19,241
President of Canadian Operations of Extendicare Amalco

D.K. Howe(5)	2005	US$	262,500		US$	50,000	US$	45,460
Senior Area Vice-President, EHSI

M. Beal(5)	2005	US$	225,000		US$	78,750	US$	15,450
Area Vice-President, EHSI

Notes:

(1)	The annual salary of P.W. Small will be increased to US$600,000 upon his appointment as President and Chief Executive Officer of the REIT upon Closing.

(2)	The annual salary of R.L. Bertrand was increased to US$350,000 in 2006.

(3)	During 2005, P. Tuttle was the Vice-President of Eastern Operations for Extendicare (Canada) Inc. His annual salary was increased to $200,000, effective December 1, 2005, in connection with his appointment as President of Extendicare (Canada) Inc.

(4)	All other compensation includes payments for life insurance, long-term disability premiums, accidental death and dismemberment, contributions to a deferred compensation plan, and contributions to a defined contribution retirement plan or registered retirement savings plan. The amount of salary and/or bonus deferred by each Named Executive Officer is included within the figures set forth in the “Salary” and/or “Bonus” columns in the above table. Extendicare’s contribution is included within the “all other compensation” column. The amounts contributed by each Named Executive Officer, as applicable, and Extendicare’s matching portion contributed to the deferred compensation are as follows:

Named Executive Officer	(US$)

P.W. Small
Officer contribution	$39,000
Officer interest	$3,763
Extendicare contribution	$19,618
Extendicare interest	$57

M. Beal
Officer contribution	$22,500
Officer interest	$4,560
Extendicare contribution	$11,250
Extendicare interest	$2,280

R.L. Bertrand
Officer contribution	—
Officer interest $	13,014
Extendicare contribution	—
Extendicare interest	$6,507

(5)	Information relating to the number of Extendicare Shares currently beneficially owned, controlled or directed by D.K. Howe, M. Beal and P. Tuttle and the number of REIT Units beneficially owned, controlled or directed by such individuals following the Effective Date assuming that his or her Options for Extendicare Subordinate Voting Shares are exercised and he or she ultimately receives REIT Units as partial consideration for his or her Extendicare Subordinate Voting Shares is set out below. For similar information for P.W. Small and R.L. Bertrand, see “Trustees, Directors and Management – Management of the REIT and Extendicare Amalco”.

	Number of Shares and Options	Number of REIT Units Beneficially
	Currently Beneficially Owned,	Owned, Controlled or Directed
Name	Controlled or Directed	following Effective Date

P. Tuttle	Extendicare Subordinate Voting Shares – 327 Options – 13,125	13,452

D.K. Howe	Options – 53,750	53,750

M. Beal	Extendicare Subordinate Voting Shares – 6,730 Options – 31,250	37,980

Employment Agreements
P.W. Small, R.L. Bertrand, P. Tuttle, D.K. Howe and M. Beal, each have employment agreements with EHSI or ECI that provide for (i) the payment of a base salary, (ii) incentive compensation and other plans at a level consistent with the employee’s position and (iii) the provision of certain other benefits and an automobile allowance to such employees. The agreements provide that the employee’s employment shall automatically terminate upon (i) the provision of written notice to the employee that his or her work location is being shifted to a location more than a specified distance from the current work location, or (ii) there being a material diminution of the employees’ assigned duties and responsibilities, and (iii) the employee advises EHSI or ECI, in writing within a specified period that the amendments to the conditions of employment in (i) and/or (ii) above are not acceptable.
In the event of the employee’s termination of employment due to death or voluntary termination by the employee, EHSI or ECI has agreed to pay to the employee his or her full base salary and other accrued benefits earned up to the date of termination and his or her bonus payable in respect of the year in which the date of termination occurs and the employee shall also be entitled to all vested deferred compensation. If the employee’s employment is terminated for cause, EHSI or ECI has agreed to pay the employee his or her full base salary through the date of termination and the employee shall be entitled to all vested deferred compensation. If the employee is terminated without cause or his or her employment automatically terminates on the occurrence of either of the events described in the preceding paragraph, EHSI or ECI has agreed to pay to the employee his or her full base salary owed to the date of termination, severance pay in the amount as described below, a payment in lieu of bonus in an amount equal to a specified percentage of base salary as described below, a bonus on a pro rata basis for the portion of the year in which he or she was employed on the assumption that 100% of the bonus would have been achieved, an automobile allowance for a period of time as described below, and the amount EHSI or ECI would have credited as contributions over a period of time as described below beginning immediately after the date of termination to any of the deferred compensation plans in which the employee was a participant. The employee shall also be entitled to all vested deferred compensation.
In the case of Mr. Small, the amount of severance pay is two years of base salary plus $30,000, the payment in lieu of bonus is 45% of base salary and the amount of the other payments is calculated on the basis of 24 months. In the case of Mr. Bertrand, the amount of severance pay is two years of base salary plus $15,000, the payment in lieu of bonus is 45% of base salary and the amount of the other payments is calculated on the basis of 24 months. In the case of Mr. Tuttle, the amount of severance pay is two years of base salary, the payment in lieu of bonus is 40% of base salary and the amount of the other payments is calculated on the basis of 24 months. In the case of Ms. Howe, the amount of severance pay is one year of base salary plus $15,000, the payment in lieu of bonus is 35% of base salary and the amount of the other payments is calculated on the basis of 12 months. In the case of Mr. Beal, the amount of severance pay is one year of base salary plus $15,000, the payment in lieu of bonus is 35% of base salary and the amount of the other payments is calculated on the basis of 12 months.
M.A. Rhinelander Employment Agreement
M.A. Rhinelander has an employment agreement that provides for a lump sum cash payment equivalent to 24 months of his annual total compensation (which includes base salary, bonus, and annual flexible spending account allocation), less applicable deductions required by law, (i) in the event of termination by Extendicare, other than for just cause, (ii) on a change of control or corporate restructuring (which will occur on the Effective Date), or (iii) on a material reduction in responsibilities or illness that prevents him from being able to fulfill his duties and responsibilities. The agreement also provides for a tax gross up in the event the payments under the agreement give rise to certain United States taxes.
Remuneration of Trustees
The REIT’s trustees, each of whom is not an officer or employee of the REIT or a director, officer or employee of any Subsidiary of the REIT, will be eligible to receive the following in Canadian dollars:
•	annual retainer: $30,000, or $35,000 for Audit Committee members;

•	Chairman of the board of trustees retainer: $100,000;

•	Chairman of the Audit Committee retainer: $25,000;

•	Committee Chair (other than Audit Committee) retainer: $5,000;

•	Board of trustees and committee meeting fee: $1,750 or $3,500 per meeting depending on length of the meeting (i.e. half day versus full day);

•	telephone conference meeting fee: 50% of the meeting fee;

•	out-of-town travel fee: 50% of a meeting fee, plus a further 50% for each required overnight stay; and

•	related travel and out-of-pocket expenses.
Liability of Trustees
The REIT Deed of Trust contains customary provisions limiting the liability of the Trustees. The Trustees will not be liable to any Voting Unitholder or any other Person, in contract, tort or otherwise, for: any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed; any depreciation of, or loss to, the REIT incurred by reason of the sale of any asset; the loss or disposition of monies or Securities; any other action or failure to act (including failure to compel in any way any former Trustee to redress any breach of trust or any failure by the Administrator or any Person to perform the duties delegated to it under the REIT Deed of Trust) or any failure by Extendicare Trust or Extendicare Holding Partnership to pay monies owed to the REIT; unless, in each case, such liabilities arise out of a breach of the Trustees’ standard of care, diligence and skill or breach of the restrictions on the Trustees’ powers as set out in the REIT Deed of Trust. If the Trustees have retained an appropriate expert, advisor or legal counsel with respect to any matter connected with their duties under the REIT Deed of Trust, the Trustees may act or refuse to act based on the advice of such expert, advisor or legal counsel, and the Trustees will not be liable for and will be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of such expert, advisor or legal counsel. In the exercise of the powers, authorities or discretion conferred on the Trustees under the REIT Deed of Trust, the Trustees are and will be conclusively deemed to be acting as Trustees of the REIT’s assets and will not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the REIT or the REIT’s assets.
Insurance Coverage for the REIT and Related Entities and Indemnification
The REIT intends to obtain or cause to be obtained a policy of insurance for the Trustees of the REIT and for the trustees, directors and officers of the REIT’s Subsidiaries. The initial aggregate limit of liability applicable to the insured trustees, directors and officers under the policy will be US$40.0 million. Under the policy, each entity will have reimbursement coverage to the extent that it has indemnified any such trustees, directors and officers. The policy will include securities claims coverage, insuring against any legal obligation to pay on account of any Securities claims brought against the REIT, or any of its Subsidiaries and their respective trustees, directors and officers. The total limit of liability will be shared among the REIT, its respective Subsidiaries and their respective trustees, directors and officers so that the limit of liability will not be exclusive to any one of the entities or their respective trustees, directors and officers.
The constating documents of each member of the REIT Group (where applicable) provide for the indemnification of its directors and officers from and against liability and costs in respect of any action or suit brought against them in connection with the execution of their duties of office, subject to certain limitations. The REIT Deed of Trust and the Trust Deed of Trust also provide for the indemnification of the Trustees and officers of the REIT and the trustees and officers of Extendicare Trust, respectively, from and against liability and costs in respect of any action or suit brought against them in connection with the execution of their duties of office, subject to certain limitations.
Incentive Plans
Following the Closing, the REIT will establish incentive plans for employees, officers and directors of the REIT Group and the Trustees, which may include a cash bonus plan, a performance based incentive plan and a REIT Unit plan. Such incentive plans will be established with a view to enhancing the performance of the REIT and to align the interests of employees, officers and directors of the REIT Group and the Trustees, with the interests of Unitholders, as well as to encourage participants in the plans to remain with the REIT Group and to attract new employees to the REIT Group.
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following is, as of the date of this Circular, a summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to Shareholders who dispose of their Extendicare Shares pursuant to the Arrangement and receive REIT Units or Exchangeable LP Units, as the case may be. This summary is applicable to Shareholders who at all relevant times, for purposes of the Tax Act, (i) are resident or are deemed to be resident in Canada (except where otherwise expressly noted), (ii) hold their Extendicare Shares (and, in conjunction with and following the Arrangement, their Extendicare Common Shares, ALC Shares, REIT Units and Exchangeable LP Units, as the case may be) as capital property and (iii) deal at arm’s length and are not affiliated with Extendicare, ALC or the REIT. Generally, Extendicare Shares, Extendicare Common Shares, ALC Shares, REIT Units and Exchangeable LP Units will be considered to be capital property to a Shareholder, Unitholder or Exchangeable LP Unitholder, as applicable, provided that they are not held in the course of carrying on a business of buying and selling securities and have not been acquired in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Shareholders or Unitholders who might not otherwise be considered to hold their Extendicare Shares, Extendicare Common Shares or REIT Units as capital property may, in certain circumstances, be entitled to have their Extendicare Shares, Extendicare Common Shares, or REIT Units (but not their ALC Shares or Exchangeable LP Units) treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.
This summary is not applicable to a Shareholder or prospective Unitholder or Exchangeable LP Unitholder that is a “financial institution” (as defined in the Tax Act for purposes of the mark-to-market rules) or a “specified financial institution”, or an interest in which is a “tax shelter investment” (all as defined in the Tax Act).
This summary is based upon the facts set out in this Circular, the provisions of the Tax Act in force on the date of this Circular and counsel’s understanding of the current published administrative policies and assessing practices of the CRA. This summary takes into account all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Circular (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in their current form. There can be no assurance that any of the Tax Proposals will be implemented in their current form or at all. Except for the Tax Proposals, this summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or changes in the administrative or assessing practices and policies of the CRA. In addition, this summary does not take into account any provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed in this Circular.
This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the transactions described herein. The income or other tax consequences will vary depending on the particular circumstances of the Shareholder and prospective Unitholder or Exchangeable LP Unitholder, including the province or provinces in which the Shareholder and prospective Unitholder or Exchangeable LP Unitholder resides or carries on business. Accordingly, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular Shareholder and prospective Unitholder or Exchangeable LP Unitholder. Moreover, no advance income tax ruling has been applied for or obtained from the CRA to confirm the tax consequences of any of the transactions described herein. Shareholders and prospective Unitholders or Exchangeable LP Unitholders should consult their own legal and tax advisors for advice with respect to the tax consequences of the transactions described in this Circular based on their particular circumstances.
Status of the REIT as a Mutual Fund Trust
This summary is based on the assumption that the REIT will qualify as a “mutual fund trust” as defined in the Tax Act on completion of the Arrangement, will elect for the purposes of the Tax Act to be deemed to be a mutual fund trust from the date it is established and will thereafter continuously qualify as a mutual fund trust at all relevant times. If the REIT fails or at any time ceases to qualify as a mutual fund trust, the income tax considerations described below would, in some respects, be materially different.
In order for the REIT to qualify as a mutual fund trust, it must satisfy various requirements, including a requirement that the REIT must not have been established or maintained primarily for the benefit of Non-Residents unless all or substantially all of its property is property other than “taxable Canadian property” as defined in the Tax Act. Under Tax Proposals released by the Minister of Finance (Canada) on September 16, 2004, the REIT will cease to qualify as a mutual fund trust for purposes of the Tax Act if at any time the fair market value of all REIT Units held by Non-Residents and partnerships which are not “Canadian partnerships” for purposes of the Tax Act is more than 50% of the fair market value of all issued and outstanding REIT Units. A partnership will only qualify as a Canadian partnership at a particular time if all of its members at that time are resident in Canada. On December 6, 2004, the Minister of Finance (Canada) tabled a Notice of Ways and Means Motion which did not include these proposed amendments, and it is counsel’s understanding that further discussions will take place with the private sector before a decision is made concerning whether the proposed amendments will be enacted. The issue of ownership of a mutual fund trust by non-residents and partnerships other than Canadian partnerships (for the purposes of the Tax Act) was not addressed as part of the 2005 or 2006 Federal Budgets.
The Arrangement
Exchange of Extendicare Shares for Extendicare Common Shares and ALC Shares
On the Effective Date, a Shareholder will be deemed to have disposed of its Extendicare Shares (other than Extendicare Shares in respect of which a Shareholder exercises Dissent Rights) for proceeds of disposition equal to the greater of the adjusted cost base of such Extendicare Shares immediately before the Effective Time and the fair market value of the ALC Shares received by the Shareholder for such Extendicare Shares, less the amount of any taxable dividend deemed to be received by the Shareholder on such Extendicare Shares as described below. A Shareholder will realize a capital gain to the extent that the lesser of the paid-up capital for tax purposes of such Extendicare Shares immediately before the Effective Time and the fair market value of the ALC Shares received by the Shareholder for such Extendicare Shares exceeds the adjusted cost base of such Extendicare Shares immediately before the Effective Time. A Shareholder will realize a capital loss to the extent that the paid-up capital for tax purposes of such Extendicare Shares immediately before the Effective Time is less than the lesser of the adjusted cost base of such Extendicare Shares immediately before the Effective Time and the fair market value, at the Effective Time, of the ALC Shares received by the Shareholder for such Extendicare Shares. A Shareholder that is a corporation, trust or partnership may be subject to certain loss reduction rules depending upon the percentage of Extendicare Shares owned and the period of ownership.
One-half of any such capital gain will be included in the Shareholder’s income as a taxable capital gain, while one-half of any such capital loss will be treated as an allowable capital loss that may be used to offset taxable capital gains in the year in which the loss is realized. To the extent the allowable capital loss is not offset against taxable capital gains in that year, it may be carried back three years and carried forward indefinitely to offset taxable capital gains realized in those other years.
On the Effective Date, a Shareholder will be deemed to have received a taxable dividend on its Extendicare Shares (other than Extendicare Shares in respect of which the Shareholder exercises Dissent Rights) equal to the amount, if any, by which the fair market value of the ALC Shares received by the Shareholder for such Extendicare Shares exceeds the paid-up capital for tax purposes of such Extendicare Shares immediately before the Effective Time. The estimated paid-up capital of the Extendicare Multiple Voting Shares is approximately $2.49 per share, while the estimated paid-up capital of the Extendicare Subordinate Voting Shares is approximately $4.64 per share. For Canadian tax purposes, the fair market value of the ALC Shares received by a Shareholder will likely be determined by reference to the trading price of the ALC Class A Shares immediately after the ALC Distribution.
In the case of a Shareholder that is an individual, the amount of any such deemed dividend will be subject to the normal dividend gross-up and tax credit rules generally applicable to dividends received from a corporation resident in Canada.
In the case of a Shareholder that is a corporation resident in Canada, the amount of the taxable dividend that the Shareholder would otherwise be deemed to receive may, in some circumstances, instead be treated as proceeds of disposition of the Shareholder’s Extendicare Shares pursuant to subsection 55(2) of the Tax Act, and not as a taxable dividend. Shareholders that are corporations should consult their legal or tax advisors. To the extent the amount of the taxable dividend that a corporate Shareholder would otherwise be deemed to receive is not treated as proceeds of disposition, refundable Part IV tax will be payable on the taxable dividend deemed to be received by private Canadian corporations and certain Canadian public corporations if Extendicare is not connected with the dividend recipient.
The aggregate adjusted cost base to a Shareholder of Extendicare Common Shares acquired in consideration for Extendicare Multiple Voting Shares will equal the greater of (i) the amount, if any, by which the aggregate adjusted cost base of the Shareholder’s Extendicare Multiple Voting Shares immediately before the Effective Time exceeds the fair market value of the ALC Shares received by the Shareholder in respect of such Extendicare Multiple Voting Shares and (ii) nil. The aggregate adjusted cost base to a Shareholder of Extendicare Common Shares acquired in consideration for Extendicare Subordinate Voting Shares will equal the greater of (i) the amount, if any, by which the aggregate adjusted cost base of the Shareholder’s Extendicare Subordinate Voting Shares immediately before the Effective Time exceeds the fair market value of the ALC Shares received by the Shareholder in respect of such Extendicare Subordinate Voting Shares and (ii) nil. In the case of a Shareholder who holds both Extendicare Multiple Voting Shares and Extendicare Subordinate Voting Shares, the aggregate adjusted cost base to the Shareholder of Extendicare Common Shares acquired in consideration for such Extendicare Shares will be the sum of (i) the aggregate adjusted cost base to the Shareholder of the Extendicare Common Shares received for such Extendicare Multiple Voting Shares as determined above, and (ii) the aggregate adjusted cost base to the Shareholder of the Extendicare Common Shares received for such Extendicare Subordinate Voting Shares as determined above. The adjusted cost base to a Shareholder of each Extendicare Common Share received by the Shareholder will be equal to the aggregate adjusted cost base of all the Extendicare Common Shares received by the Shareholder, as determined above, divided by the total number of Extendicare Common Shares received by the Shareholder. The adjusted cost base to a Shareholder of ALC Shares acquired in consideration for Extendicare Shares will equal the fair market value of those ALC Shares at the time they are acquired.
If the fair market value of the ALC Shares received by a Shareholder exceeds the paid-up capital for tax purposes of the Shareholder’s Extendicare Shares, the paid-up capital for tax purposes of the Shareholder’s Extendicare Common

Shares will be automatically reduced to zero. Otherwise, the paid-up capital for tax purposes of the Shareholder’s Extendicare Common Shares will be automatically reduced by the fair market value of the ALC Shares received by the Shareholder.
          Non-Residents of Canada
A Non-Resident Shareholder will be subject to Canadian withholding tax on the amount of any taxable dividend deemed to be received by the Shareholder on its Extendicare Shares as a result of the distribution of ALC Shares to the Shareholder as described above. Under the Tax Act, the rate of withholding is 25% of the gross amount of the dividend. The withholding rate may be reduced pursuant to the provisions of an applicable income tax treaty or convention to which Canada is a party. Under the Canada-US Treaty the withholding rate on any such dividend on Extendicare Shares beneficially owned by a U.S. resident Shareholder is generally reduced to 15%, and to 5% if the Shareholder is a U.S. resident corporation that beneficially owns at least 10% of the voting stock of Extendicare.
In order to satisfy Canadian withholding tax obligations, the Depository will sell the required number of ALC Class A Shares on the NYSE. In the case of ALC Class B Shares distributed under the Arrangement, the required number of ALC Class B Shares to satisfy withholding tax obligations will be converted under ALC’s constating documents to ALC Class A Shares and sold as described above. Any remaining proceeds will be remitted to the holder.
A Non-Resident Shareholder will not be subject to Canadian tax in respect of any capital gain realized on the disposition of its Extendicare Shares unless the Extendicare Shares constitute “taxable Canadian property” of the Shareholder. An Extendicare Share will be taxable Canadian property of a Non-Resident Shareholder if, at any time during the 60-month period immediately preceding the disposition, the Shareholder, either alone or together with persons with whom the Shareholder did not deal at arm’s length, owned 25% or more of the issued shares of any class of Extendicare. An Extendicare Share may also be deemed to be taxable Canadian property in certain other circumstances.
If the Extendicare Shares are taxable Canadian property to a Non-Resident Shareholder, the Shareholder’s capital gain, if any, from the disposition of the Extendicare Shares pursuant to the Arrangement will be calculated in the same manner as described above with respect to Canadian resident Shareholders. One-half of any such capital gain will be included in the Shareholder’s income as a taxable capital gain, subject to any exemption from tax pursuant to the provisions of an applicable income tax treaty or convention to which Canada is a party.
If the Extendicare Shares are taxable Canadian property to a Non-Resident Shareholder, the Shareholder will be required to file a Canadian tax return reporting the disposition of its Extendicare Shares pursuant to the Arrangement, even if no gain is realized by the Shareholder on the disposition or the gain is otherwise exempt from Canadian tax under the provisions of an applicable income tax treaty or convention.
Exchange of Extendicare Common Shares for REIT Units
Under the Arrangement, Extendicare Common Shares acquired by a Shareholder in consideration for its Extendicare Shares will be exchanged for Newco Notes to the extent the Shareholder does not elect or is deemed not to have elected to receive Exchangeable LP Units, following which the Newco Notes will be transferred to the REIT in consideration for REIT Units.
On the exchange of a Shareholder’s Extendicare Common Shares for Newco Notes, the Shareholder will realize a capital gain (or a capital loss) equal to the amount by which the fair market value of the Newco Notes at the time of the exchange, less any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the Shareholder of the Extendicare Common Shares (determined as described above under “Exchange of Extendicare Shares for Extendicare Common Shares and ALC Shares”). The Shareholder will be considered to have acquired the Newco Notes at a cost equal to the fair market value, at the time of the exchange, of the Newco Notes received by the Shareholder.
On the exchange of a Shareholder’s Newco Notes for REIT Units, the Shareholder will realize a capital gain (or a capital loss) equal to the amount by which the fair market value of the REIT Units at the time of the exchange, less any reasonable costs of disposition, exceeds (or is less than) the cost to the Shareholder of the Newco Notes.

Provided the fair market value of the Newco Notes is equal to the fair market value of the REIT Units at the Effective Time, a Shareholder should not realize any gain or loss upon the exchange of its Newco Notes for REIT Units. A Shareholder who acquires REIT Units in exchange for Newco Notes pursuant to the Arrangement will be considered to have acquired the REIT Units at a cost equal to the fair market value, at the time of the exchange, of the REIT Units received by the Shareholder.
          Non-Residents of Canada
A Non-Resident Shareholder will not be subject to Canadian tax in respect of any capital gain realized on the exchange of its Extendicare Common Shares for Newco Notes and Newco Notes for REIT Units unless the Extendicare Common Shares constitute “taxable Canadian property” of the Shareholder.
An Extendicare Common Share will be taxable Canadian property to a Non-Resident Shareholder if, at any time during the 60-month period immediately preceding the disposition, the Shareholder, either alone or together with persons with whom the Shareholder did not deal at arm’s length, owned 25% or more of the issued shares of any class of Extendicare. An Extendicare Common Share may also be deemed to be taxable Canadian property in certain other circumstances.
If the Extendicare Common Shares are taxable Canadian property to a Non-Resident Shareholder, the Shareholder’s capital gain, if any, from the disposition of the Extendicare Common Shares pursuant to the Arrangement will be calculated in the same manner as described above with respect to Canadian resident Shareholders. One-half of any such capital gain will be included in the Shareholder’s income as a taxable capital gain, subject to any exemption from tax pursuant to the provisions of an applicable income tax treaty or convention to which Canada is a party.
If the Extendicare Common Shares are taxable Canadian property to a Non-Resident Shareholder, the Shareholder will be required to file a Canadian tax return reporting the disposition of its Extendicare Common Shares pursuant to the Arrangement, even if no gain is realized by the Shareholder on the disposition or the gain is otherwise exempt from Canadian tax under the provisions of an applicable income tax treaty or convention.
The Newco Notes will not constitute taxable Canadian property of a Non-Resident Shareholder, provided they are not held by the Shareholder in a business carried on in Canada. As a result, any gain realized by such a Non-Resident Shareholder on the exchange of Newco Notes for REIT Units will not be subject to Canadian tax.
Transfer of Extendicare Common Shares to Extendicare Holding Partnership
Shareholders who are not Excluded Shareholders may, subject to certain limitations, elect to transfer all or a portion of their Extendicare Common Shares to Extendicare Holding Partnership in consideration for Exchangeable LP Units (together with Ancillary Rights). To the extent a Shareholder’s request to exchange Extendicare Common Shares for Exchangeable LP Units is accepted and the Shareholder otherwise complies with the conditions described in this Circular and contained in the Letter of Transmittal and Election Form, Holding GP, on behalf of Extendicare Holding Partnership, has agreed to execute a joint election with the Shareholder in respect of the transfer of such Extendicare Common Shares pursuant to subsection 97(2) of the Tax Act (and the corresponding provisions of any applicable provincial or territorial tax legislation) (referred to hereafter as the “Tax Election”) at an agreed amount to be determined by the Shareholder (subject to the limitations imposed under the Tax Act or any applicable provincial tax legislation). In order to make the election, Shareholders must comply with certain conditions. Shareholders who fail to comply with these conditions will not be entitled to make the election (see “The Arrangement – Exchangeable LP Unit Election”).
Under subsection 97(2) of the Tax Act, a person who transfers property to a “Canadian partnership” (as defined in the Tax Act) may elect, subject to certain limitations, to have the transfer take place for tax purposes at an amount other than fair market value. By making the Tax Election and electing at an agreed amount equal to the Electing Shareholder’s adjusted cost base of the Extendicare Common Shares, an Electing Shareholder may be able to defer recognition of any gain the Electing Shareholder may otherwise realize on an exchange of its Extendicare Common Shares for Newco Notes and REIT Units pursuant to the Arrangement. Shareholders intending to make the election should be aware that the adjusted cost base of their Extendicare Common Shares will likely differ from, and may be less than, the adjusted cost base of their Extendicare Multiple Voting Shares or

Extendicare Subordinate Voting Shares, as the case may be. See “Exchange of Extendicare Shares for Extendicare Common Shares and ALC Shares” above. Shareholders contemplating making the election should consult their own tax advisors in order to properly complete the election based on their own particular circumstances.
The agreed amount at which parties can elect under subsection 97(2) of the Tax Act is subject to a number of limitations, one of which is that the agreed amount cannot be less than the fair market value of any property, other than a partnership interest, received by the transferor for the transferred property. In this regard, the Ancillary Rights may constitute property other than a partnership interest, in which case the agreed amount cannot be less than the fair market value of the Ancillary Rights. No opinion is expressed as to the fair market value of the Ancillary Rights.
The Tax Election is only available with respect to property transferred to a partnership that is, at the time of the transfer, a “Canadian partnership” as defined in the Tax Act. In general terms, a Canadian partnership is a partnership all of the members of which are, at the relevant time, resident in Canada. Both Holding GP, the general partner, and Extendicare Trust, the sole holder of the Class A Holding Partnership Units, will be resident in Canada. Pursuant to the terms of the Arrangement, Non-Residents and Shareholders that are partnerships cannot elect to transfer their Extendicare Common Shares to Extendicare Holding Partnership.
A Shareholder wishing to receive Exchangeable LP Units and make the Tax Election must complete and return to the Depository by the Election Deadline a Letter of Transmittal and Election Form wherein the Shareholder elects to exchange all or a portion of its Extendicare Common Shares for Exchangeable LP Units. The Depository will forward a federal Tax Election package to those Shareholders who have requested such a package in their Letter of Transmittal and Election Form. A Shareholder must then provide to Extendicare Holding Partnership two signed copies of the necessary tax election forms within 60 days following the Effective Date duly completed with the details of the number of the Extendicare Common Shares transferred (which number can not exceed the lesser of (i) the aggregate number of Extendicare Common Shares in respect of which the Shareholder has elected to receive Exchangeable LP Units in any Letter of Transmittal and Election Form received by the Depository prior to the Election Deadline or (ii) if Electing Shareholders elect to receive more than the Maximum Number of Exchangeable LP Units, the Shareholder’s pro rata share of the maximum number of Extendicare Common Shares in respect of which the election can be made) and the applicable elected amount for the purposes of the election. Any such duly completed election forms that are received by Extendicare Holding Partnership within 60 days following the Effective Date will be returned to such Shareholder, signed by Holding GP, on behalf of Extendicare Holding Partnership, for filing by the Shareholder with the CRA (or the applicable provincial or territorial tax authority).
An Electing Shareholder will be required to file the Tax Election in prescribed form with the CRA on or before the day that is the earliest of the days on or before which any partner of Extendicare Holding Partnership, including the Electing Shareholder and all other Electing Shareholders, is required to file an income tax return for such partner’s taxation year that includes the Effective Date. An Electing Shareholder who fails to file a Tax Election in the prescribed form within the time required will be considered to have disposed of its Extendicare Common Shares to Extendicare Holding Partnership for proceeds of disposition equal to the fair market value of the Extendicare Common Shares on the Effective Date. An Electing Shareholder who fails to file a Tax Election within the time required may, in certain circumstances, be able to late-file the Tax Election upon payment of a late-filing penalty.
Certain provincial or territorial jurisdictions may require that a separate joint election be filed for provincial or territorial income tax purposes. Holding GP, on behalf of Extendicare Holding Partnership, will also make a provincial or territorial joint election with a Shareholder under the provision of any relevant provincial or territorial income tax legislation with similar effect to subsection 97(2) of the Tax Act. Shareholders should consult their own legal and tax advisors to determine whether separate election forms must be filed with any provincial or territorial taxing authority. It will be the sole responsibility of each Shareholder who wishes to make such an election to obtain the necessary provincial or territorial election forms and to submit such forms for execution to Extendicare Holding Partnership.
Neither Holding GP nor Extendicare Holding Partnership will be responsible for the proper completion or filing of any Tax Election. An Electing Shareholder will be solely responsible for the payment of any taxes, interest, expenses, damages and late filing penalties resulting from the failure by such Shareholder to properly complete or file a Tax Election within the time required by the Tax Act. Holding GP and

Extendicare Holding Partnership agree only to execute any properly completed Tax Election form received by Extendicare Holding Partnership within 60 days of the Effective Date and to forward such executed Tax Election form by mail (within 30 days after the receipt thereof by Extendicare Holding Partnership) to the applicable Electing Shareholder. Unless a Shareholder who elects to receive Exchangeable LP Units provides Extendicare Holding Partnership with a properly completed Tax Election form within 60 days of the Effective Date, Extendicare Holding Partnership will not execute any Tax Election form received by it from the Shareholder and the Shareholder will be considered to have disposed of his, her or its Extendicare Common Shares to Extendicare Holding Partnership for an amount equal to the fair market value of the Extendicare Common Shares so transferred.
The completion of a Tax Election is complicated and Shareholders should consult their own legal and tax advisors in order to properly complete a Tax Election reflecting their particular circumstances. With the exception of the execution by Holding GP of a validly completed Tax Election form submitted by an Electing Shareholder to Holding GP and received by Extendicare Holding Partnership within 60 days of the Effective Date, neither Holding GP nor Extendicare Holding Partnership assume any responsibility for ensuring that the requirements for completing and filing a valid Tax Election with respect to any Election Shareholder are satisfied, and compliance with the requirements of the Tax Act for completing and filing a valid Tax Election will be the sole responsibility of the Electing Shareholder making the election.
Any Shareholder who does not ensure that the Depository has received a duly completed Letter of Transmittal and Election Form on or before the Election Deadline, will not be able to benefit from an election to receive Exchangeable LP Units. In such circumstances, the Shareholder will be deemed to not have elected to receive Exchangeable LP Units and will receive the applicable number of REIT Units for their Extendicare Common Shares. Furthermore, any Electing Shareholder will only be able to file a Tax Election if such election has been duly completed and delivered to Extendicare Holding Partnership in the manner described herein and in the Letter of Transmittal and Election Form. Accordingly, all Shareholders who wish to enter into an election with Extendicare Holding Partnership should give their immediate attention to this matter. The instructions for requesting a Tax Election package are set out in the Letter of Transmittal and Election Form.
Dissenting Shareholders
A Shareholder who properly exercises Dissent Rights in respect of its Extendicare Shares will be entitled to be paid the fair value of such Extendicare Shares by Extendicare (or, following the Closing, by Extendicare Amalco). See “The Arrangement – Dissenting Shareholders’ Rights”. Such Shareholder should be deemed to have received a taxable dividend equal to the amount by which the amount received (other than that portion that is in respect of interest awarded by the Court) exceeds the paid-up capital for tax purposes of the Extendicare Shares held by such Shareholder at that time. Where the Dissenting Shareholder is an individual, the amount of any such deemed dividend will be subject to the normal dividend gross-up and tax credit rules generally applicable to dividends received from a corporation resident in Canada. In the case of a Dissenting Shareholder that is a corporation, the amount of the taxable dividend that the Shareholder would otherwise be deemed to receive may, in some circumstances, instead be treated as proceeds of disposition of the Shareholder’s Extendicare Shares and not as a taxable dividend. Otherwise, refundable Part IV tax will be payable on the taxable dividend deemed to be received by private Canadian corporations and certain Canadian public corporations if Extendicare is not connected with the dividend recipient.
For purposes of determining a Dissenting Shareholder’s capital gain (or a capital loss), the proceeds of disposition will be equal to the amount received less the amount of any deemed taxable dividend referred to above and interest awarded by the Court.
Interest awarded to a Dissenting Shareholder by the Court will be included in the Shareholder’s income for the purposes of the Tax Act.
Under the Arrangement, Dissenting Shareholders who fail to properly exercise, or who withdraw, their Dissent Rights will be treated as if they participated in the Arrangement on the same basis as non-dissenting Shareholders that have not elected to receive Exchangeable LP Units for any portion of their Extendicare Shares. The tax consequences to such Dissenting Shareholders in connection with their Extendicare Shares will be similar to those described above in connection with Shareholders who do not exercise Dissent Rights and who do not elect to receive Exchangeable LP Units (see “Exchange of Extendicare Shares for Extendicare Common Shares and ALC Shares” and “Exchange of Extendicare Common Shares for REIT Units”).
Taxation of the REIT
The REIT will be deemed to be an individual for tax purposes and will be taxable under Part I of the Tax Act on its income in the same manner as an individual, subject to specific rules in the Tax Act applicable to trusts and mutual fund trusts.
The REIT will be deemed to have a December 31st taxation year-end. In computing its income for a taxation year, the REIT will be required to include any interest received or receivable by it in the year (depending on the method regularly followed by the REIT in computing its income) on the Trust Notes, except to the extent that such interest was included in computing the REIT’s income for a preceding year. The REIT will also be required to include in its income for a year such amount of Extendicare Trust’s income for tax purposes, including any net taxable capital gains of Extendicare Trust, as is paid or becomes payable to the REIT in the year in respect of its Trust Units. However the REIT will not be subject to tax on any amount received as a return of capital from Extendicare Trust, provided that the capital returned, if any, does not exceed the adjusted cost base of the Trust Units held by the REIT.
In computing its income for a taxation year, the REIT will generally be entitled to deduct reasonable administrative costs and other expenses incurred by it in the year for the purpose of earning income, to the extent such costs or expenses do not constitute outlays or expenses on account of capital.
In computing its income for a taxation year, the REIT will also be entitled to deduct an amount, not exceeding the amount that would otherwise be its income for the year, that became payable in the year to Unitholders in respect of their REIT Units. For these purposes, an amount will be considered to become payable to a Unitholder in a year if it is paid to the Unitholder in the year or if the Unitholder is entitled in that year to enforce payment of the amount. The REIT has indicated that it intends to make monthly distributions to Unitholders in each year in respect of its taxable income and net realized capital gains, if any, as necessary to ensure that the REIT will not be liable for taxes under Part I of the Tax Act in such year. See “Description of the REIT – Distribution Policy”. Where the income of the REIT in a taxation year exceeds the monthly cash distributions for that year, such excess income may be distributed to Unitholders in the form of additional REIT Units.
Redemption of REIT Units
In certain circumstances the REIT may distribute Trust Notes to Unitholders who exercise their redemption rights in respect of their REIT Units. A distribution of Trust Notes by the REIT to a Unitholder will constitute a disposition of such Trust Notes by the REIT for proceeds of disposition equal to the fair market value of such Trust Notes, less the amount of any accrued but unpaid interest in respect of such Trust Notes. The REIT will realize a capital gain (or a capital loss) to the extent that the proceeds from the disposition of the Trust Notes exceed (or are less than) the adjusted cost base of such Trust Notes and any reasonable costs of disposition.
The REIT will generally be entitled to reduce (or receive a refund in respect of) its liability, if any, for tax on its net realized taxable capital gains for a year or a preceding year by an amount determined under the Tax Act based on the redemption of REIT Units during the year (the “capital gains refund”). In certain circumstances, the capital gains refund in a particular taxation year may not completely offset the REIT’s tax liability for that taxation year arising in connection with gains realized by the REIT in a year as a result of the distribution of property to Unitholders on the redemption of REIT Units. The REIT Deed of Trust provides that all or a portion of any income or taxable capital gain realized by the REIT as a result of that redemption may, at the discretion of the Trustees, be treated as income or taxable capital gain paid to, and designated as income or taxable capital gain of, the redeeming Unitholder.
The REIT will generally be required to include in its income for the year in which Trust Notes are distributed to a Unitholder whose REIT Units are redeemed, any accrued but unpaid interest on any such Trust Notes to the extent it was not included in the REIT’s income in a previous year. The REIT may allocate any such income to the

Unitholder whose REIT Units are redeemed, in which case the REIT should be entitled to a deduction in respect of the income allocated to the Unitholder.
Consultations Regarding Business Income Trusts
On September 8, 2005, the Department of Finance (Canada) released a consultation paper and launched public consultations on tax and other issues related to publicly listed flow-through entities, such as income trusts and limited partnerships. The stated focus of the consultation paper was to assess the tax and economic efficiency implications of flow-through entities to determine if the current tax system is appropriate or should be modified. On September 19, 2005, the Minister of Finance (Canada) announced that he had requested that CRA postpone providing advance rulings respecting flow-through entity structures pending these consultations and that the Department of Finance was closely monitoring developments in the flow-through entity market with a view to proposing measures in response to the consultations and that consideration would be given to what, if any, transitional measures were appropriate.
On November 23, 2005, the Minister of Finance (Canada) announced that the public consultation process was ended and tabled in the House of Commons a Notice of Ways and Means Motion to implement a reduction in personal income tax on dividends with a view to establishing a better balance between the treatment of large corporations and that of income trusts. No measures were announced with respect to the taxation of flow-through entities and their investors. In addition, the CRA resumed providing advance rulings in respect of flow-through entity structures. The 2006 Federal Budget included a resolution describing proposed amendments to the federal dividend tax credit for dividends paid after 2005, which was followed by draft legislation relating to the taxation of large corporation dividends released on June 29, 2006. The June 29, 2006 draft legislation proposes to increase the federal dividend gross up and dividend tax credit in respect of eligible taxable dividends from large corporations paid after 2005 “in order to level the playing field with other investments, such as investments in units of income trusts”. Neither the 2006 Federal Budget nor the June 29, 2006 draft legislation proposes to impose any tax directly on income trusts.
Taxation of Extendicare Trust
Extendicare Trust will be deemed to be an individual for tax purposes and will be taxable under Part I of the Tax Act on its income in the same manner as an individual, subject to specific rules in the Tax Act applicable to trusts.
Extendicare Trust will be deemed to have a December 31st taxation year-end. In computing its income for a taxation year, Extendicare Trust will be required to include its allocated share of the income of Extendicare Holding Partnership for the fiscal period of Extendicare Holding Partnership ending in the taxation year of Extendicare Trust.
In computing its income for a taxation year, Extendicare Trust will be entitled to deduct interest, not exceeding a reasonable amount, paid in the year or payable in respect of the year (depending on the method regularly followed by Extendicare Trust in computing its income) on the Trust Notes. In addition, Extendicare Trust will generally be entitled to deduct reasonable administrative costs and other expenses incurred by it for the purpose of earning income, to the extent such costs or expenses do not constitute outlays or expenses on account of capital.
In computing its income for a taxation year, Extendicare Trust will also be entitled to deduct an amount, not exceeding the amount that would otherwise be its income for the year, that became payable in the year to the REIT in respect of the Trust Units held by the REIT. For these purposes, an amount will be considered to become payable to the REIT in a taxation year if it is paid to the REIT in the year or if the REIT is entitled in that year to enforce payment of the amount. Extendicare Trust has indicated that it intends to make monthly distributions to the REIT in each year in respect of its taxable income and net realized capital gains, if any, as necessary to ensure that Extendicare Trust will not be liable for taxes under Part I of the Tax Act in such year. See “Description of Extendicare Trust – Distributions”. Where the income of Extendicare Trust in a taxation year exceeds the monthly cash distributions for that year, such excess income may be distributed to REIT in the form of additional Trust Units.
Taxation of Extendicare Holding Partnership
Extendicare Holding Partnership will not be subject to tax under the Tax Act. However, Extendicare Holding Partnership will, for each fiscal year of Extendicare Holding Partnership, be required to compute its income or loss under the Tax Act as if it were a separate person resident in Canada. The resultant income or loss of Extendicare Holding Partnership for a fiscal year will be allocated to the partners, including Extendicare Trust and Exchangeable LP Unitholders, in accordance with the Limited Partnership Agreement. See “Description of Extendicare Holding Partnership – Allocation of Net Income and Losses”. Each partner of Extendicare Holding Partnership will be required to include, in computing the partner’s income for a particular taxation year, the partner’s share of the income of Extendicare Holding Partnership for the fiscal year of Extendicare Holding Partnership ending in, or coincidentally with, the partner’s taxation year, whether or not any of that income is distributed to the partner in the taxation year.
In computing its income for a year, Extendicare Holding Partnership will be required to include any interest received or receivable by it in the year (depending on the method regularly followed by Extendicare Holding Partnership in computing its income) on the ULC Notes, except to the extent that such interest was included in computing Extendicare Holding Partnership’s income for a preceding year. In computing its income for a year, Extendicare Holding Partnership will also be required to include any dividends or deemed dividends received by it in the year on the ULC Shares. Extendicare Holding Partnership will generally not be required to include in its income any distributions received by it in the year upon a reduction of capital on the ULC Shares, however any such reduction of capital will result in a corresponding decrease in the adjusted cost base of the ULC Shares to Extendicare Holding Partnership.
In computing its income for a year, Extendicare Holding Partnership will generally be entitled to deduct reasonable administrative costs and other expenses incurred by it for the purpose of earning income, to the extent such costs or expenses do not constitute outlays or expenses on account of capital.
Pursuant to the Arrangement, Extendicare Holding Partnership may acquire Extendicare Common Shares from Electing Shareholders. Extendicare Holding Partnership will, subject to certain limitations contained in the Tax Act, be deemed to have acquired any such Extendicare Common Shares at a cost equal to the agreed amount in respect of such Extendicare Common Shares contained in any Tax Election filed by an Electing Shareholder in connection with the transfer of such Extendicare Common Shares to Extendicare Holding Partnership or, if the Electing Shareholder fails to file such an election, at a cost equal to the fair market value of the Extendicare Common Shares acquired from such Electing Shareholder.
Pursuant to the Arrangement, Extendicare Holding Partnership will transfer all of the Extendicare Common Shares acquired by it to ULC in consideration for ULC Shares. Extendicare Holding Partnership and ULC intend to make a joint election under subsection 85(2) of the Tax Act in respect of the transfer of Extendicare Common Shares to ULC. See “Arrangement Steps – Arrangement Transactions”. By electing at an agreed amount equal to Extendicare Holding Partnership’s adjusted cost base of the Extendicare Common Shares, Extendicare Holding Partnership should be able to defer recognition of any gain on the transfer of the Extendicare Common Shares to ULC.
Taxation of ULC
For Canadian tax purposes, ULC will be treated as a corporation resident in Canada and, as such, will be subject to tax under the Tax Act.
Pursuant to the Arrangement, ULC will transfer to Newco a portion of the Newco Notes acquired by ULC from Extendicare Holding Partnership. ULC should not recognize any gain on the disposition of Newco Notes to Newco. In computing its income for a year, ULC will be required to include any interest received or receivable by it in the year (depending on the method regularly followed by ULC in computing its income) on the remaining Newco Notes held by it, except to the extent that such interest was included in computing ULC’s income for a preceding year. In computing its income for a year, ULC will also be required to include any dividends received by it in the year on its shares of Extendicare Amalco, however ULC should generally be entitled to an offsetting deduction equal to the full amount of any such dividends received by it.
In computing its income for a taxation year, ULC should be entitled to deduct interest, not exceeding a reasonable amount, paid in the year or payable in respect of the year (depending on the method regularly followed by ULC in computing its income) on the ULC Notes. In addition, ULC will generally be entitled to deduct reasonable administrative costs and other expenses incurred by it for the purpose of earning income, to the extent such costs or expenses do not constitute outlays or expenses on account of capital.
Taxation of Extendicare Amalco
Extendicare Amalco’s income will include income from its business and property and the taxable portion of any capital gains realized on dispositions of capital property. In computing its income for a year, Extendicare Amalco will also be required to include any dividends received by it in the year on its shares of Canadian resident subsidiaries, however Extendicare Amalco should generally be entitled to an offsetting deduction equal to the full amount of any such dividends received by it.
In computing its income for a taxation year, Extendicare Amalco will be entitled to deduct interest, not exceeding a reasonable amount, paid in the year or payable in respect of the year (depending on the method regularly followed by Extendicare Amalco in computing its income) on the Newco Notes. In addition, Extendicare Amalco will generally be entitled to deduct reasonable administrative costs and other expenses incurred by it for the purpose of earning income, to the extent such costs or expenses do not constitute outlays or expenses on account of capital.
Taxation of EII
EII’s income will include dividends received on the shares of its wholly-owned Subsidiary, EHI, discussed below. In computing its net income for tax purposes, EII will be entitled to deduct its expenses incurred to earn income from a business or property, provided such expenses are reasonable and otherwise deductible under the Tax Act. EII will not be entitled to a foreign tax credit in respect of U.S. withholding tax on dividends paid to it by EHI.
EHI will be a “foreign affiliate” and a “controlled foreign affiliate” of EII for Canadian income tax purposes. Dividends paid by EHI to EII will be included in computing the income of EII. However, to the extent that such dividends are considered to have been paid out of the “exempt surplus” of EHI with respect to EII, the amount of such dividends will be deductible in computing the taxable income of EII. Dividends that are not paid out of “exempt surplus” will be generally considered to have been paid out of the “taxable surplus” or “pre-acquisition surplus” of EHI with respect to EII. Dividends paid out of “taxable surplus” are generally not deductible in computing taxable income, although a deduction may be available in respect of the foreign tax prescribed to be applicable to such dividends. The amount of any dividends considered to have been paid out of “pre-acquisition surplus” will be deductible in computing the taxable income of EII. The adjusted cost base to EII of its interest in EHI will be reduced to the extent that dividends paid by EHI are considered to have been paid out of the “pre-acquisition surplus” of EHI with respect to EII. If the adjusted cost base to EII of its interest in EHI becomes a negative amount, EII will be deemed to realize a capital gain equal to such negative amount for that year.
To the extent that EHI earns income that constitutes “foreign accrual property income” (“FAPI”), the FAPI allocable to EII must be included in computing the income of EII for Canadian income tax purposes, whether or not EII actually receives a distribution of FAPI. Any amount so included will increase the adjusted cost base to EII of its shares in EHI. At such time as EII receives a dividend of this type of income that was previously treated as FAPI, that dividend will effectively not be taxable to EII and there will be a corresponding reduction in the adjusted cost base to EII of its interest in EHI.
Taxation of EHI and ALC
It is not expected that EHI and ALC will have any Canadian source income subject to tax under the Tax Act.
Taxation of Unitholders
REIT Distributions
The tax consequences, to Shareholders who become Unitholders, associated with holding REIT Units will depend, in part, on the composition for tax purposes of distributions paid by the REIT. The composition for tax purposes of these distributions may change over time, thus affecting the after-tax return to Unitholders.

A Unitholder will generally be required to include in income for a taxation year that portion of the REIT’s income for tax purposes, including net realized taxable capital gains, that is paid or becomes payable to the Unitholder in the year, whether that amount is received in cash, additional REIT Units or otherwise. Unitholders that are Canadian-controlled private corporations (as defined in the Tax Act) will generally be liable for an additional refundable 6 2/3 % tax on their share of income from the REIT, other than any such income that is deemed to be a taxable dividend (as described below).
Provided that appropriate designations are made by the REIT and Extendicare Trust, that portion of their taxable dividends received (or deemed to be received) from ULC and net taxable capital gains, if any, as is paid or becomes payable to a Unitholder will effectively retain its character and be treated as such in the hands of the Unitholder for purposes of the Tax Act. To the extent that amounts are designated as taxable dividends from ULC, the normal dividend gross-up and tax credit rules will be applicable in respect of Unitholders who are individuals (other than certain trusts), the refundable tax under Part IV of the Tax Act will be payable by Unitholders that are private corporations and certain other corporations controlled directly or indirectly by or for the benefit of an individual or related group of individuals (other than trusts) and the deduction in computing taxable income for inter-corporate dividends will be available to Unitholders that are corporations. Taxable dividends that are paid by ULC, in respect of which the appropriate designations are made by the REIT and Extendicare Trust to retain their character as taxable dividends in the hands of Unitholders for purposes of the Tax Act, may benefit from the Tax Proposals released June 29, 2006 relating to the taxation of large corporation dividends, which propose to increase the federal dividend gross-up to 45% and increase the dividend tax credit to 11/18ths of the gross-up in respect of eligible taxable dividends paid after 2005.
The non-taxable portion of any net realized capital gains of the REIT and any other amount in excess of the net income of the REIT for a year that is paid or becomes payable to a Unitholder in that year will generally not be included in the Unitholder’s income for the year. However, where such an amount is paid or payable to a Unitholder (other than as proceeds in respect of the redemption of REIT Units), the Unitholder will be required to reduce the adjusted cost base of the REIT Units by that amount. To the extent that the adjusted cost base of a REIT Unit would otherwise be a negative amount, the negative amount will be deemed to be a capital gain of the Unitholder and the adjusted cost base of the REIT Unit to the Unitholder will then be nil.
          Non-Residents of Canada
Income of the REIT that is paid by the REIT to a Non-Resident Unitholder or a Unitholder that is a Non-Canadian Partnership will generally be subject to Canadian withholding tax. Under the Tax Act, the rate of withholding is 25%. The withholding rate may be reduced pursuant to the provisions of an applicable income tax treaty or convention to which Canada is a party. Under the Canada-U.S. Treaty, the withholding rate on trust distributions to U.S. residents is reduced to 15%. Special rules may apply with respect to that portion, if any, of an amount that is paid or becomes payable to a Non-Resident Unitholder or a Unitholder that is a Non-Canadian Partnership by the REIT and that is designated by the REIT to be a taxable capital gain of the Unitholder.
Redemption of REIT Units
In certain circumstances the REIT may satisfy all or a portion of the Redemption Price of REIT Units by the delivery of Trust Notes. Where REIT Units are redeemed and the Redemption Price is paid by the delivery of Trust Notes to the Unitholder whose REIT Units are redeemed, the proceeds of disposition to the Unitholder of the REIT Units will be equal to the fair market value of the Trust Notes so distributed less any income or capital gain realized by the REIT in connection with the redemption of those REIT Units which has been designated by the REIT to the Unitholder.
Where any income or capital gain realized by the REIT in connection with the distribution of Trust Notes on the redemption of REIT Units has been designated by the REIT to a redeeming Unitholder, the Unitholder will be required to include in income the income or taxable portion of the capital gain so designated. The redeeming Unitholder will be required to include in income interest on any Trust Notes acquired (including interest that accrued prior to the date of the acquisition of such Trust Notes by the Unitholder that is designated as income to the Unitholder by the REIT) in accordance with the provisions of the Tax Act. The cost of any Trust Notes distributed by the REIT to a Unitholder upon a redemption of REIT Units will be equal to the fair market value of those Trust

Notes at the time of the distribution less any accrued interest on such Trust Notes. The Unitholder will thereafter be required to include in income interest on the Trust Notes, in accordance with the provisions of the Tax Act. To the extent that the Unitholder is required to include in income any interest accrued to the date of the acquisition of the Trust Notes by the Unitholder, an offsetting deduction may be available. Unitholders are advised to consult their own legal and tax advisors prior to exercising their redemption rights.
Disposition of REIT Units
On the disposition or deemed disposition of a Unitholder’s REIT Units, whether on a redemption or otherwise, the Unitholder will realize a capital gain (or capital loss) equal to the amount by which the Unitholder’s proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base of the REIT Units disposed of and any reasonable costs of disposition. Proceeds of disposition will not include an amount that is paid to the Unitholder by the REIT and that the Unitholder is otherwise required to be included in the Unitholder’s income, including any capital gain or income realized by the REIT in connection with a redemption that has been designated by the REIT to the redeeming Unitholder (see “Taxation of Unitholders – Redemption of REIT Units”).
The adjusted cost base of a REIT Unit to a Unitholder will equal the cost of the REIT Units to the Unitholder, plus or minus certain adjustments as required by the Tax Act. The cost of REIT Units to a Unitholder will generally include all amounts paid or payable by the Unitholder to acquire the REIT Unit. In the case of additional REIT Units received in lieu of a cash distribution of income, the cost to a Unitholder will be the amount of income distributed by the issue of those REIT Units. For the purpose of determining the adjusted cost base to a Unitholder of a REIT Unit, when a REIT Unit is acquired the cost of the newly acquired REIT Unit will be averaged with the adjusted cost base of all of the REIT Units owned by the Unitholder as capital property immediately before that acquisition.
The adjusted cost base of a REIT Unit to a Unitholder will generally be reduced by the amount of any non-taxable distribution that becomes payable to the Unitholder by the REIT in respect of such REIT Unit.
One-half of any capital gain realized by a Unitholder in a year on a disposition or deemed disposition of REIT Units, along with the amount of any net taxable capital gains designated by the REIT in respect of a Unitholder in the year, will generally be included in the Unitholder’s income as a taxable capital gain in the year. Unitholders that are Canadian-controlled private corporations (as defined in the Tax Act) will be liable for an additional refundable 6 2/3% tax in respect of taxable capital gains realized on a disposition of REIT Units or net taxable capital gains designated by the REIT to such Unitholders.
One-half of any capital loss realized by a Unitholder on a disposition or deemed disposition of REIT Units may generally be deducted only from taxable capital gains of the Unitholder in the year of disposition, in the three preceding taxation years or in any subsequent taxation year in accordance with the provisions of the Tax Act.
Where a Unitholder that is a corporation or trust (other than a mutual fund trust) disposes of a REIT Unit, the Unitholder’s capital loss from the disposition will generally be reduced by the amount of taxable dividends from taxable Canadian corporations previously designated by the REIT to the Unitholder, except to the extent that a loss on a previous disposition of a REIT Unit has been reduced by those dividends. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of REIT Units.
          Non-Residents of Canada
A Non-Resident Unitholder will not be subject to Canadian tax in respect of any capital gain realized on the disposition or deemed disposition of its REIT Units unless the REIT Units constitute “taxable Canadian property” of the Unitholder. A REIT Unit will generally not be taxable Canadian property to a non-resident Unitholder unless, at any time during the 60-month period immediately preceding the disposition, the Unitholder, either alone or together with persons with whom the Unitholder did not deal at arm’s length, owned 25% or more of the issued REIT Units. A REIT Unit may also be deemed to be taxable Canadian property in certain other circumstances.
If the REIT Units are taxable Canadian property to a Non-Resident Unitholder, one-half of any capital gain (determined generally as described above) realized on the disposition or deemed disposition of such REIT Units will be included in the Unitholder’s income as a taxable capital gain, subject to any exemption from tax pursuant to the provisions of an applicable income tax treaty or convention to which Canada is a party. If the REIT Units are taxable Canadian property to a Non-Resident Unitholder, the Unitholder will be required to file a Canadian tax return reporting the disposition of its REIT Units, even if no gain is realized by the Unitholder on the disposition or the gain is otherwise exempt from Canadian tax under the provisions of an applicable income tax treaty or convention.
Taxation of Exchangeable LP Unitholders
Extendicare Holding Partnership Distributions
The tax consequences to Exchangeable LP Unitholders associated with holding Exchangeable LP Units will depend on the composition for tax purposes of income earned by Extendicare Holding Partnership as well as on the holder’s adjusted cost base of the Exchangeable LP Units. The composition for tax purposes of such income may change over time, thus affecting the after-tax return to Exchangeable LP Unitholders.
Extendicare Holding Partnership will not be subject to tax under the Tax Act. However, Extendicare Holding Partnership will be required to compute its income or loss under the Tax Act for each fiscal year as if it were a separate person resident in Canada. See “Certain Canadian Federal Income Tax Considerations – Taxation of Extendicare Holding Partnership”. The resultant income or loss of Extendicare Holding Partnership will be allocated to the partners of Extendicare Holding Partnership, including Exchangeable LP Unitholders, in accordance with the Limited Partnership Agreement. See “Description of Extendicare Holding Partnership – Allocation of Net Income and Losses”. Each Exchangeable LP Unitholder will, in turn, be required to include, in computing its income for a taxation year, its share of the income of Extendicare Holding Partnership for Extendicare Holding Partnership’s fiscal period ending in that taxation year, whether or not any cash or other property is distributed to the Exchangeable LP Unitholder on account of such income in that year.
Income earned or received by Extendicare Holding Partnership and allocated to an Exchangeable LP Unitholder will retain its character in the hands of the Exchangeable LP Unitholder. Accordingly, to the extent any taxable dividends received by Extendicare Holding Partnership from ULC are allocated to an Exchangeable LP Unitholder, the normal dividend gross-up and tax credit rules will be applicable in respect of Exchangeable LP Unitholders who are individuals (other than certain trusts), the refundable tax under Part IV of the Tax Act will be payable by Exchangeable LP Unitholders that are private corporations and certain other corporations controlled directly or indirectly by or for the benefit of an individual or related group of individuals (other than trusts), and the deduction in computing taxable income for inter-corporate dividends will be available to Exchangeable LP Unitholders that are corporations. Taxable dividends from ULC that are allocated by Extendicare Holding Partnership to an Exchangeable LP Unitholder may benefit from the Tax Proposals released June 29, 2006 relating to the taxation of large corporation dividends, which propose to increase the federal dividend gross-up to 45% and increase the dividend tax credit to 11/18ths of the gross-up in respect of eligible taxable dividends paid after 2005.
Amounts distributed by Extendicare Holding Partnership to an Exchangeable LP Unitholder in excess of the Exchangeable LP Unitholder’s share of income for the year will generally not be included in the Exchangeable LP Unitholder’s income for tax purposes.
Distributions received by an Exchangeable LP Unitholder from Extendicare Holding Partnership on its Exchangeable LP Units, including distributions of income and non-taxable distributions, will generally reduce the adjusted cost base of the Exchangeable LP Units on which the distribution is received by that amount. If, at the end of a fiscal period of Extendicare Holding Partnership, the adjusted cost base of an Exchangeable LP Unitholder’s Exchangeable LP Units is a negative amount, the Exchangeable LP Unitholder will realize a capital gain at that time equal to the amount by which the adjusted cost base is negative. Exchangeable LP Unitholders that elect to transfer their Extendicare Common Shares to Extendicare Holding Partnership and who, as a result of making a Tax Election, have a low adjusted cost base of their Exchangeable LP Units may end up realizing capital gains as a result of distributions received by them from Extendicare Holding Partnership. See “Risk Factors – Tax Related Risks”.
An Exchangeable LP Unitholder will generally be entitled to deduct, in computing its income for a taxation year, its share of losses, if any, of Extendicare Holding Partnership for the fiscal period of Extendicare Holding Partnership ending in that taxation year, to the extent such losses do not exceed the Exchangeable LP Unitholder’s “at-risk amount” (within the meaning of the Tax Act) in respect of the Exchangeable LP Units at the end of that fiscal period. In general, an Exchangeable LP Unitholder’s “at-risk amount” in respect of Exchangeable LP Units at the end of a fiscal period of Extendicare Holding Partnership will be the adjusted cost base of the Exchangeable LP Unitholder’s Exchangeable LP Units at the end of the fiscal period, plus any income allocated to the Exchangeable LP Unitholder for the year, less any amount owing by the Exchangeable LP Unitholder (or a person with whom the Exchangeable LP Unitholder does not deal at arm’s length) to Extendicare Holding Partnership (or to a person with whom Extendicare Holding Partnership does not deal at arm’s length) and less the amount of any benefit that the Exchangeable LP Unitholder (or a person with whom the Exchangeable LP Unitholder does not deal at arm’s length) is entitled to receive or obtain for the purpose of reducing, in whole or in part, any loss of the Exchangeable LP Unitholder may sustain by virtue of holding or disposing of Exchangeable LP Units.
Disposition of Exchangeable LP Units
On the disposition or deemed disposition of an Exchangeable LP Unitholder’s Exchangeable LP Units, including the exchange of an Exchangeable LP Unitholder’s Exchangeable LP Units for REIT Units pursuant to the Exchange Rights, the Exchangeable LP Unitholder will realize a capital gain (or capital loss) equal to the amount by which the Exchangeable LP Unitholder’s proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base of the Exchangeable LP Units disposed of and any reasonable costs of disposition. The amount by which an Exchangeable LP Unitholder’s adjusted cost base is negative at the time of the disposition or deemed disposition will be included in computing the Exchangeable LP Unitholder’s capital gain.
The adjusted cost base of Exchangeable LP Units to an Exchangeable LP Unitholder will equal the cost of the Exchangeable LP Units to the Exchangeable LP Unitholder, as described below, plus or minus certain adjustments as required by the Tax Act. The adjustments required include additions to the adjusted cost base for income and capital gains allocated to the Exchangeable LP Unitholder and reductions to the adjusted cost base for distributions received by and losses and capital losses allocated to the Exchangeable LP Unitholder by Extendicare Holding Partnership in respect of the Exchangeable LP Units.
The cost of Exchangeable LP Units to an Exchangeable LP Unitholder who makes and files a valid Tax Election will, subject to certain limitations contained in the Tax Act, equal the agreed amount contained in such Tax Election. An Exchangeable LP Unitholder who fails to complete and file a valid Tax Election will be considered to have acquired its Exchangeable LP Units at a cost equal to the fair market value, on the Effective Date, of the Extendicare Common Shares transferred by such Exchangeable LP Unitholder to Extendicare Holding Partnership pursuant to the Arrangement.
If, at the end of a fiscal period of Extendicare Holding Partnership, the adjusted cost base of an Exchangeable LP Unitholder’s Exchangeable LP Units is a negative amount, the Exchangeable LP Unitholder will realize a capital gain at that time equal to the amount by which the adjusted cost base is negative and the adjusted cost base of the Exchangeable LP Unitholder’s Exchangeable LP Units will then be increased to nil. Exchangeable LP Unitholders who have a low adjusted cost base of their Exchangeable LP Units may end up realizing capital gains as a result of distributions received by them from Extendicare Holding Partnership. See “Risk Factors — Tax Related Risks”.
One-half of any capital gain realized by an Exchangeable LP Unitholder on a disposition or deemed disposition of Exchangeable LP Units will generally be included in the Exchangeable LP Unitholder’s income as a taxable capital gain in the taxation year in which the disposition occurs. Exchangeable LP Unitholders that are Canadian-controlled private corporations (as defined in the Tax Act) will also be liable for an additional refundable 6 2/3 % tax in respect of taxable capital gains realized on a disposition of Exchangeable LP Units.
One-half of any capital loss realized by an Exchangeable LP Unitholder on a disposition or deemed disposition of Exchangeable LP Units may generally be deducted only from taxable capital gains of the Exchangeable LP Unitholder in the year of disposition, in the three preceding taxation years or in any subsequent taxation year in accordance with the provisions of the Tax Act. An Exchangeable LP Unitholder’s capital loss, if any, on a disposition of Exchangeable LP Units may in certain circumstances be reduced to the extent of any dividends received by Extendicare Holding Partnership.

Taxation of ALC Shareholders
Taxation of Dividends from ALC
Dividends paid by ALC to an ALC Shareholder will be included in computing the income of that shareholder. The dividend gross-up and tax credit rules applicable to individuals and the inter-corporate dividend deduction applicable to corporations in respect of dividends received from Canadian corporations will not apply to such dividends.
The adjusted cost base to an ALC Shareholder of ALC Shares will be reduced by any amount received by the shareholder on a reduction of the paid-up capital of ALC in respect of the shareholder’s ALC Shares. If the reduction exceeds the adjusted cost base to an ALC Shareholder of the ALC Shares, the amount of the excess is deemed to be a capital gain of the ALC Shareholder from a disposition of the ALC Shares (see “Disposition of ALC Shares” below).
An ALC Shareholder that is an individual may be entitled to a foreign tax credit for U.S. withholding tax paid in respect of a dividend on their ALC Shares, up to a maximum of 15% of the dividend. If the U.S. withholding tax in respect of a particular dividend on ALC Shares exceeds 15% of that dividend, the individual may be entitled to deduct the excess in computing income. An ALC Shareholder (other than an individual) may be entitled to a foreign tax credit for the full amount of U.S withholding tax paid by that ALC Shareholder in respect of a dividend on ALC Shares.
If ALC is a “foreign affiliate” (as defined in the Tax Act) of an ALC Shareholder that is a corporation, no foreign tax credit is available for U.S withholding tax paid by that ALC Shareholder in respect of a dividend on ALC Shares, and the foreign affiliate rules in the Tax Act will instead apply.
Disposition of ALC Shares
On the disposition or deemed disposition of an ALC Share, whether on a redemption or otherwise, the ALC Shareholder will realize a capital gain (or capital loss) equal to the amount by which the ALC Shareholder’s proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base of the ALC Share and any reasonable costs of disposition.
The adjusted cost base of an ALC Share acquired pursuant to the Arrangement on the exchange of a Shareholder’s Extendicare Shares will be equal to the fair market value of that ALC Share at the time of the exchange. For the purpose of determining the adjusted cost base to an ALC Shareholder of an ALC Share, when an ALC Share is acquired the cost of the newly acquired ALC Share will be averaged with the adjusted cost base of all of the ALC Shares owned by the ALC Shareholder as capital property immediately before that acquisition.
One-half of any capital gain realized by an ALC Shareholder on a disposition or deemed disposition of ALC Shares will generally be included in the ALC Shareholder’s income as a taxable capital gain in the taxation year in which the disposition occurs. One-half of any capital loss realized by an ALC Shareholder on a disposition or deemed disposition of ALC Shares may generally be deducted only from taxable capital gains of the ALC Shareholder in the year of disposition, in the three preceding taxation years or in any subsequent taxation year in accordance with the provisions of the Tax Act.
ALC Shareholders that are Canadian-controlled private corporations (as defined in the Tax Act) will be liable for an additional refundable 6 2/3% tax in respect of taxable capital gains realized on a disposition of ALC Shares.
ALC Shareholders that are subject to U.S. tax on a gain realized on a disposition of ALC Shares may be entitled to a foreign tax credit.
Alternative Minimum Tax
Capital gains realized by a Shareholder who is an individual or a trust on the disposition of Extendicare Shares, Extendicare Common Shares, ALC Shares, REIT Units or Exchangeable LP Units may increase the Shareholder’s liability for alternative minimum tax. In addition, net income of the REIT paid or payable to a Unitholder who is an individual or a trust that is designated as taxable dividends or capital gains, and any capital gains and taxable dividends allocated by Extendicare Holding Partnership to an Electing Shareholder who is an individual or a trust, may increase such Unitholder’s or Electing Shareholder’s liability for alternative minimum tax.
Qualified Investments for Deferred Plans
The REIT Units will be qualified investments under the Tax Act for Plans throughout the period in which the REIT qualifies as a “mutual fund trust” for the purposes of the Tax Act. Trust Notes issued to Unitholders on a redemption of REIT Units may not be qualified investments for Plans. Accordingly, Plans that own REIT Units should consult their own legal and tax advisors before deciding to exercise the redemption rights attached to the REIT Units.
The ALC Class A Shares will be qualified investments under the Tax Act for Plans throughout the period in which the ALC Class A Shares are listed on the NYSE. The ALC Class B Shares will not be qualified investments under the Tax Act for Plans.
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
General
The following is a summary of the material U.S. federal income tax consequences associated with exchanging Extendicare Shares and receiving REIT Units pursuant to the Arrangement and receiving ALC Shares pursuant to the ALC Distribution, and with owning and disposing of REIT Units and owning and disposing of ALC Shares. The summary is limited in the following ways:
•	The summary only covers Shareholders that own their Extendicare Shares, Unitholders that will hold their REIT Units and ALC Shareholders that will hold their ALC Shares as capital assets (that is, for investment purposes) and do not have a special tax status.

•	The summary does not cover a Dissenting Shareholder, nor does it cover a U.S. Holder (defined below) that is a resident of Canada and that elects to receive Exchangeable LP Units for all or a portion of its Extendicare Shares.

•	This summary does not cover Unitholders that sell their REIT Units in a manner that causes such sale to be considered part of a plan with the proposed transactions (for U.S. tax purposes).

•	The summary does not cover tax consequences that depend upon a Shareholder’s, a Unitholder’s or an ALC Shareholder’s particular tax situation in addition to its ownership of Extendicare Shares, REIT Units or ALC Shares, as applicable.

•	The summary does not cover partners in a partnership (or entity treated as a partnership for U.S. tax purposes). If a partnership holds Extendicare Shares, REIT Units or ALC Shares, as applicable, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.

•	The summary is based on current law. Changes in the law may change the tax consequences discussed below.

•	The summary does not cover state, local or non-U.S. law.

•	Extendicare has not requested a ruling from the IRS on the tax consequences described in this section. In addition, as described below, the tax consequences of certain aspects of the proposed transactions are not free from doubt. As a result, the IRS could disagree with some portions of this section and Shareholders,

Unitholders and ALC Shareholders could be subject to materially different, and potentially worse, tax consequences.
The U.S. federal income tax consequences of the proposed transactions to a particular Shareholder, Unitholder or ALC Shareholder will depend in part on whether such Shareholder, Unitholder or ALC Shareholder is a “U.S. Holder” or a “Non-U.S. Holder.” For purposes of this section, a “U.S. Holder” is a beneficial owner of Extendicare Shares, REIT Units or ALC Shares, as applicable, that, for U.S. federal tax purposes, is (i) an individual U.S. citizen or resident alien; (ii) a corporation that was created under U.S. law (federal or state); or (iii) an estate or trust whose worldwide income is subject to U.S. federal income tax. A “Non-U.S. Holder” is a beneficial owner (other than a partnership) of Extendicare Shares, REIT Units or ALC Shares, as applicable, that is not a U.S. Holder.
Each Shareholder’s, Unitholder’s or ALC Shareholder’s tax consequences will depend upon its particular circumstances. Shareholders, Unitholders and ALC Shareholders are advised to consult their tax advisors about the tax consequences to them of exchanging Extendicare Shares and receiving REIT Units pursuant to the Arrangement and receiving ALC Shares pursuant to the ALC Distribution, of owning and disposing of REIT Units, and of owning and disposing of ALC Shares.
IRS Circular 230 Disclosure
To ensure compliance with requirements imposed by the IRS, Shareholders, Unitholders and ALC Shareholders are hereby notified that any discussion of U.S. tax matters set forth in this Circular was written in connection with the promotion or marketing of the transactions or matters addressed herein and was not intended or written to be used, and cannot be used, by any person for the purpose of avoiding tax-related penalties under U.S. federal, state or local law. Each Shareholder, Unitholder and ALC Shareholder should seek advice based on its particular circumstances from an independent tax advisor.
The Exchange and Distribution
U.S. Holders
Although the matter is not free from doubt, for U.S. federal income tax purposes, the steps of the Arrangement should not be considered individually and instead should be treated in accordance with their overall substance. In particular, the exchange of Extendicare Shares and the ultimate receipt of REIT Units pursuant to the Arrangement should, for U.S. federal income tax purposes, generally be treated as a direct exchange of Extendicare Shares for REIT Units (referred to in this section as the “Exchange”). In addition, for U.S. federal income tax purposes the ALC Distribution and the issuance of Newco Notes to the Shareholders should be treated as a taxable distribution. The descriptions below of the tax consequences of the transactions are based on this treatment, except as noted below under “Possible Treatment as Taxable Sale”.
          The Exchange
A U.S. Holder should recognize no gain or loss on the surrender of Extendicare Shares on the Exchange. A U.S. Holder’s initial tax basis in the REIT Units it receives on the Exchange should equal the sum of (i) its basis in the Extendicare Shares surrendered on the Exchange (which may be reduced as described below under “Issuance of Newco Notes and Distribution of ALC Shares”), (ii) the fair market value (as of the Effective Date) of its allocable share of the Newco Notes and (iii) its share of the REIT’s direct liabilities, if any. The determination of a U.S. Holder’s initial holding period for the REIT Units it receives on the Exchange is not clear. U.S. Holders should consult their tax advisors regarding the determination of their holding period in the REIT Units.
U.S. Holders may be required to include with their tax returns for the taxable year in which the Exchange takes place a complete statement of all the facts pertinent to the nonrecognition of gain or loss upon the Exchange. Extendicare intends to provide U.S. Holders with the information that U.S. Holders will require to produce this statement. U.S. Holders should consult their tax advisors about this, and any other filing obligations, that may arise in connection with the Exchange.

          Issuance of Newco Notes and Distribution of ALC Shares
The issuance of the Newco Notes and distribution of ALC Shares to Shareholders (such issuance and distribution collectively referred to in this section as the “Distribution”) should be treated as a taxable distribution to U.S. Holders. The taxable portion of the Distribution to a U.S. Holder should equal the total fair market values (as of the Effective Date) of the ALC Shares received by the U.S. Holder and of the U.S. Holder’s allocable share of the Newco Notes that are issued and are not cancelled as part of the Arrangement. For purposes of this section, the ALC Shares received by a U.S. Holder include any ALC Shares sold on behalf of that U.S. Holder to satisfy withholding tax obligations. For the tax consequences of any such sale, see “Ownership and Disposition of ALC Shares — U.S. Holders — Sale or Disposition of ALC Shares”. The principal amount of Newco Notes issued and not cancelled as part of the Arrangement is expected to be approximately $200 million. See “The Arrangement — Effect of the Arrangement”. The Distribution should be treated as a dividend to the extent of Extendicare’s current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount by which the Distribution exceeds Extendicare’s current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of a U.S. Holder’s basis in its Extendicare Shares (resulting in a reduction of an equal amount in that tax basis) and thereafter as a taxable capital gain. To assist U.S. Holders in determining the U.S. federal income tax consequences to them of the Distribution, Extendicare intends to provide U.S. Holders with information regarding their allocable share of the Newco Notes. However, Extendicare provides no assurances that it will provide information about its current and accumulated earnings and profits to U.S. Holders.
U.S. Holders who are individuals may be eligible for a maximum U.S. federal income tax rate of 15% on any dividend income they recognize in the Distribution. For corporations, any such dividend income will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from U.S. corporations.
Any dividend income recognized by a U.S. Holder on the Distribution should generally be treated as foreign-source income. However, capital gain (if any) recognized by a U.S. Holder on the distribution should generally be treated as U.S.-source income. Subject to certain limitations, U.S. Holders may elect to claim a foreign tax credit against their U.S. federal income tax liability on their foreign-source income for any Canadian withholding taxes on the ALC Distribution. See –“Certain Canadian Federal Income Tax Considerations—The Arrangement—Non-Residents of Canada". U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for any Canadian withholding taxes.
A U.S. Holder’s tax basis in the ALC Shares received on the Distribution will equal the fair market value of those shares on the Effective Date and the U.S. Holder’s holding period in those shares will begin on the Effective Date.
Certain U.S. Holders may incur more U.S. tax liability by participating in the Exchange and the Distribution than they would by selling their Extendicare Shares in a taxable sale before the transaction. For example, this generally, would occur if the dividend that the U.S. Holder would recognize on the Distribution is greater than the U.S. Holder’s gain in its Extendicare Shares (that is, the excess of fair market value of its Extendicare Shares over its tax basis in those shares). Such a U.S. Holder who does participate in the Exchange and the Distribution will have an initial tax basis in its REIT Units that exceeds the initial fair market value of those REIT Units. As a result, such a U.S. Holder may realize a capital loss on the subsequent sale of its REIT Units. Deductions for capital losses are subject to limitations.
          Possible Treatment as Taxable Sale
There is a risk that the IRS will take the position that a U.S. Holder should be treated as having sold, in a taxable transaction, its Extendicare Shares for the Newco Notes and the ALC Shares received by such U.S. Holder. If the IRS asserted such a position and the position were upheld, each U.S. Holder would recognize gain or loss in an amount equal to the difference between (1) the sum of the fair market value of the Newco Notes and the ALC Shares received by such U.S. Holder and (2) such U.S. Holder’s adjusted basis in its Extendicare Shares immediately before the transactions. Any such gain or loss would be long-term capital gain or loss if the Extendicare Shares exchanged had been held for more than one year at the time of the transaction. Deductions for capital losses are subject to limitations. A U.S. Holder’s basis in the REIT Units would equal the fair market value of the Newco Notes received by such U.S. Holder plus its allocable share of any direct liabilities of the REIT, and its basis in the ALC Shares would equal their fair market value as of the Effective Date. A U.S. Holder’s holding period in both the REIT Units and the ALC Shares would begin as of the Effective Date.
Non-U.S. Holders
A Non-U.S. Holder generally should not be subject to U.S. federal income tax with respect to income or gain recognized on the exchange of Extendicare Shares indirectly for REIT Units pursuant to the Arrangement, or with respect to the issuance of Newco Notes or the distribution of ALC Shares. However, U.S. federal net income tax generally will apply if such income or gain is effectively connected with the conduct of a United States trade or business of such Non-U.S. Holder (but only, in some cases where an income tax treaty applies, if such income is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States). In addition, if the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year in which the transactions occur and certain other conditions are satisfied, any capital gain realized by the Non-U.S. Holder in the transaction may be subject to U.S. net income tax.
For U.S. tax purposes, a Non-U.S. Holder’s tax basis in the ALC Shares received on the Distribution will equal the fair market value of those shares on the Effective Date and the Non-U.S. Holder’s holding period in those shares will begin as of the Effective Date.
Tax Consequences of Exchange and ALC Distribution to Extendicare and its Affiliates
Extendicare and its affiliates will be subject to U.S. federal income tax in connection with the ALC Reorganization, including withholding tax on certain distributions from U.S. to Canada by Extendicare’s U.S. subsidiaries. The amount of tax will depend, in part, on the fair market value of the ALC Shares, which the parties expect to be determined by reference to the trading price of the ALC Class A Shares immediately after the ALC Distribution. The parties cannot predict the price at which ALC Class A Shares will trade and also cannot predict the amount of U.S. federal income tax that will be imposed on Extendicare and its affiliates in connection with the ALC Reorganization.
Under U.S. federal income tax law, ALC will be jointly and severably liable for any U.S. taxes imposed on Extendicare’s U.S. subsidiaries for the periods during which ALC was a member of Extendicare’s U.S. consolidated group, including any taxes imposed in connection with the ALC Reorganization. Under the Tax Allocation Agreement, Extendicare has agreed to indemnify ALC if ALC is held liable for any taxes imposed in connection with the ALC Reorganization. Extendicare and its affiliates should not otherwise be subject to U.S. federal income tax with respect to the distribution of Newco Notes and the conversion of Extendicare into a wholly-owned subsidiary of the REIT.
Classification of the REIT, Extendicare Trust, Extendicare Holding Partnership and ULC
The REIT
The REIT will elect to be treated as a partnership for U.S. federal income tax purposes. An entity treated as a partnership for U.S. federal income tax purposes is not a taxable entity and incurs no U.S. federal income tax liability. However, as a “publicly traded partnership,” the REIT will be treated as a non-taxable entity only if at least 90% of its gross income for every taxable year consists of “qualifying income” and the REIT (if it were a domestic corporation) would not be required to register under the U.S. Investment Company Act. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income. The REIT intends to manage its affairs so that it will have sufficient qualifying income in each year and thus expects to be treated as a non-taxable partnership for U.S. federal income tax purposes.
If the REIT fails in any year to have sufficient qualifying income (other than a failure that is determined by the IRS to be inadvertent and is cured within a reasonable time after discovery), it will be treated as a corporation for U.S.

federal income tax purposes. In that case, there may be adverse tax consequences to U.S. Holders and Non-U.S. Holders of REIT Units. See “Consequences of Recharacterization as Corporation”.
Extendicare Trust
Extendicare Trust will elect to be treated as a disregarded entity for U.S. federal income tax purposes. As a result, its income and assets will be attributed to its owner, the REIT.
Extendicare Holding Partnership
Extendicare Holding Partnership will elect to be treated as a partnership for U.S. federal income tax purposes. Extendicare Holding Partnership intends to manage its affairs so that it will have sufficient qualifying income in each year and thus expects to be treated as a non-taxable partnership for U.S. federal income tax purposes. If Extendicare Holding Partnership fails in any year to have sufficient qualifying income (other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery), it will be treated as a corporation for U.S. federal income tax purposes. In that case, there may be adverse tax consequences to U.S. Holders and Non-U.S. Holders of REIT Units. See “Consequences of Recharacterization as Corporation”.
ULC
ULC will elect to be treated as a disregarded entity for U.S. federal income tax purposes. As a result, its income and assets will be attributed to its owner, Extendicare Holding Partnership.
Consequences of Recharacterization as Corporation
If one or more of the REIT, Extendicare Trust, Extendicare Holding Partnership or ULC (the “REIT Parent Group”) were characterized as a corporation for U.S. federal income tax purposes, the “portfolio interest exemption” would not apply to holders of REIT Units and, depending on which member of the REIT Parent Group is characterized as a corporation, to holders of Exchangeable LP Units. See — “Ownership and Disposition of REIT Units—Non-U.S. Holders—Portfolio Interest Exemption”. In that case, interest payments by U.S. subsidiaries of Extendicare Amalco to the REIT Parent Group generally would be subject to a U.S. withholding tax at a rate of 30%. In addition, there may be other adverse tax consequences to Unitholders. See –“Ownership and Disposition of REIT Units—U.S. Holders ”.
Distributions from EHI
Distributions paid by EHI to its parent, EII, will be considered dividends to the extent of the current and accumulated earnings and profits of EHI and generally will be subject to a 5% U.S. withholding tax.
If distributions from EHI exceed its earnings and profits, the excess amount of those distributions will be treated first as a non-taxable return of capital to the extent of EII’s tax basis in the stock of EHI (resulting in a reduction by an equal amount to such tax basis) and thereafter as capital gains from the deemed disposition of its stock in EHI. EII will be subject to U.S. federal income tax (at full corporate tax rates) on any such capital gain because EHI is a United States real property holding corporation. Should EHI subsequently cease to be a United States real property holding corporation, EII will, for the five-year period following such cessation, remain liable for U.S. capital gains tax on any actual or deemed disposition of its EHI stock.
Ownership and Disposition of REIT Units
U.S. Holders
The tax consequences described below assume that the Newco Notes will be treated as debt, not as equity, for U.S. federal income tax purposes and will not be issued at a discount or premium. If the Newco Notes do not constitute debt, or if the Newco Notes are issued at a discount or premium, then the amount of income and the timing of income could substantially differ. The summary below also assumes that the REIT and Extendicare Holding

Partnership will be treated as partnerships for U.S. tax purposes, and that Extendicare Trust and ULC will be treated as disregarded entities for U.S. tax purposes. See –“Classification of the REIT, Extendicare Trust, Extendicare Holding Partnership and ULC”. If the REIT or Extendicare Holding Partnership fails to have sufficient qualifying income in any year, then the REIT or Extendicare Holding Partnership, as the case may be, will be treated as a corporation for U.S. federal income tax purposes. As a result, it will be treated as if it transferred all its assets, subject to any liabilities, to a newly formed corporation on the first day of the year in which it fails to have sufficient qualifying income in return for stock in that corporation, and then distributed the stock to Unitholders in liquidation of their interests in the REIT. This contribution would likely be taxable to U.S. Holders as if the REIT Parent Group sold its assets at fair market value. The rules governing the calculation of a U.S. Holder’s tax liability in the event of such a deemed sale by the REIT Parent Group are complex and will be affected by the particular facts and circumstances at the time of the deemed sale. U.S. Holders should consult their tax advisors about the tax consequences to them of such a deemed sale.
          Distributive Share of Income of the REIT
Because the REIT is expected to be treated for U.S. tax purposes as a partnership, a U.S. Holder must take into account its allocable share of the REIT Parent Group’s items of income, gain, loss, deduction and credit for each taxable year of the REIT Parent Group that ends with or within the taxable year of the U.S. Holder. Each item generally will have the same character and source as though the U.S. Holder had realized the item directly. Each U.S. Holder is required to report those items without regard to whether the U.S. Holder has received or will receive any distribution from the REIT.
Extendicare expects that the REIT Parent Group’s gross income will be derived principally from interest on the Newco Notes (and, possibly, other intercompany debt) and distributions on, and redemptions of, Amalco Shares. Such distributions and redemptions will be taxable as foreign source dividend income to the extent of Extendicare Amalco’s current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount by which the distributions and redemptions exceed Extendicare Amalco’s current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of Extendicare Holding Partnership’s basis in its Amalco Shares (resulting in a reduction of an equal amount in that tax basis) and thereafter as taxable capital gain.
The dividend portion of any such distributions and redemptions received by the REIT (or any other members of the REIT Parent Group) before January 1, 2011, will be taxable to individual U.S. Holders as a dividend that is generally eligible for a maximum U.S. federal income tax rate of 15%. For corporations, the dividend portion of such distributions and redemptions will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from U.S. corporations.
Interest income on the Newco Notes (or other notes held by the REIT Parent Group) will be allocable to Unitholders as it accrues, without regard to whether the Unitholder or the REIT Parent Group has received a cash payment with respect to such interest.
U.S. Holders may be subject to foreign currency gain or loss in connection with their ownership of REIT Units. See –“Foreign currency Issues”.
          Tax Treatment of Distributions by the REIT
Distributions to a U.S. Holder by the REIT will be treated as non-taxable distributions to the extent of the U.S. Holder’s tax basis in its REIT Units immediately before the distribution (and will reduce that tax basis by a corresponding amount). Cash distributions in excess of that tax basis generally will be considered to be gain from the deemed sale of the REIT Units, taxable in accordance with the rules described under “Sale or Exchange of REIT Units” below. Any reduction in a U.S. Holder’s share of the REIT Parent Group’s direct liabilities will be treated as a deemed distribution of cash to that holder.
U.S. Holders may be subject to foreign currency gain or loss in connection with distributions from the REIT. See – “Foreign Currency Issues”.

          Basis in REIT Units
The initial tax basis of a U.S. Holder in the REIT Units (as determined above under “The Exchange and Distribution—U.S. Holders—The Exchange”) will be increased by such holder’s allocable share of the REIT Parent Group’s net income (and increases in such holder’s allocable share of the REIT Parent Group’s direct liabilities, if any). The initial tax basis will be decreased, but not below zero, by distributions from the REIT, by the holder’s allocable share of the REIT Parent Group’s net losses and by the holder’s share of the REIT Parent Group’s non-deductible non-capital expenditures, if any (and by decreases in a holder’s allocable share of the REIT Parent Group’s direct liabilities, if any).
A U.S. Holder’s basis in the REIT Units will be measured in U.S. dollars. See –“Foreign Currency Issues”.
          Sale or Exchange of REIT Units
A U.S. Holder will recognize gain or loss on a sale of REIT Units equal to the difference, if any, between the amount realized in the sale and the tax basis in the REIT Units sold. The amount realized will be measured by the sum of the cash or the fair market value of other property received (plus the U.S. Holder’s share of the REIT Parent Group’s direct liabilities, if any). Gain or loss recognized by a Unitholder on the sale or exchange of a REIT Unit held for more than one year will generally be taxable as long-term capital gain or loss. A separate computation of gain or loss will be made and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to ordinary income assets and certain other items of the REIT. Ordinary income attributable to those assets and other items may exceed the net taxable gain realized by the U.S. Holder on the sale of a REIT Unit and may be recognized even if there is a net taxable loss realized on the sale of the REIT Unit. Thus, a Unitholder may recognize both ordinary income and a capital loss upon a sale of units. The use of capital losses is subject to limitations.
U.S. Holders may be subject to foreign currency gain or loss in connection with a sale of REIT Units. See –“Foreign Currency Issues”.
          Limitations on Deductibility of the REIT’s Losses
Although the REIT Parent Group does not expect to hold any significant assets other than Amalco Shares, the Newco Notes and, possibly, notes of its other subsidiaries, the REIT nevertheless might incur a loss for U.S. tax purposes in a given taxable year due, for example, to the effects of a Section 754 election. See –“Section 754 Election". Although a U.S. Holder would be allocated its share of any such loss, its use of such loss could be limited under the “at risk” or “passive loss” rules.
The deduction by a U.S. Holder of its share of the REIT Parent Group’s losses will be limited to its tax basis in its REIT Units and, in the case of an individual U.S. Holder or a corporate U.S. Holder that is subject to the “at risk” rules, to the amount for which the U.S. Holder is considered to be “at risk” with respect to the REIT Parent Group’s activities, if that is less than its tax basis. A U.S. Holder’s at risk amount will generally increase or decrease as the tax basis of the U.S. Holder’s REIT Units increases or decreases. A U.S. Holder must recapture losses deducted in previous years to the extent that distributions cause its at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a U.S. Holder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that its tax basis or at risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of a REIT Unit, any gain recognized by a U.S. Holder can be offset by losses that were previously suspended by the at risk limitation, but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations may no longer be used.
The passive loss limitation rules generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities only to the extent of the taxpayer’s income from those passive activities. A passive activity is defined as any activity that involves the conduct of a trade or business in which the taxpayer does not materially participate or any rental activity. Extendicare anticipates that the manner in which the REIT Parent Group conducts its operations will not constitute the conduct of a trade or business for purposes of the passive activity loss rules. Consequently, these rules are not expected to apply to U.S. Holders. Extendicare cannot be certain, however, that the REIT Parent Group’s manner of operations will not change and that U.S. Holders will not become subject to the passive activity loss rules.
U.S. Holders should consult their tax advisors as to the effects of the at risk rules or passive activity loss rules or both.
          Limitations on Interest Deductions
The deductibility by an individual or other non-corporate U.S. Holder’s “investment interest” expense is generally limited to the amount of its “net investment income.” A U.S. Holder’s share of the REIT Parent Group’s interest and certain other income will be treated as investment income for this purpose; however, the holder’s share of the REIT Parent Group’s dividend income will be treated as investment income for an individual U.S. Holder only if it elects to forego, with respect to that dividend, the special 15% U.S. tax rate that applies to certain dividend income. Investment interest expense includes interest expense on any margin account borrowing or other loan incurred to purchase or carry a REIT Unit.
          Allocation of Income, Gain, Loss and Deduction
In general, all items of the REIT Parent Group’s net income, gain, loss and deduction will be allocated among the Unitholders in accordance with their percentage interests in the REIT. The REIT may use certain conventions for allocating income to Unitholders and the IRS may challenge the use of those conventions. Certain items of the REIT Parent Group’s income, gain, loss and deduction will be allocated under Section 704(c) of the Code to account for the difference between the tax basis and fair market value of the REIT Parent Group’s assets at the time of the conversion, and any assets that are subsequently contributed to the REIT by a Unitholder.
          Treatment of Shares Lent to Short Sellers
A U.S. Holder whose REIT Units are loaned to a “short seller” to cover a short sale of REIT Units may be considered as having disposed of those REIT Units. If so, the U.S. Holder would no longer be a partner for U.S. federal income tax purposes with respect to those REIT Units during the period of the loan and, although the U.S. Holder will receive no cash, the U.S. Holder may recognize a gain or loss from the disposition, which will generally be a capital gain or loss as described above under “Sale or Exchange of REIT Units”. As a result, during this period: (i) any of the REIT Group’s income, gain, deduction or loss with respect to those REIT Units would not be reportable by the U.S. Holder, (ii) any cash distributions received by the U.S. Holder with respect to those REIT Units would be fully taxable, and (iii) all of these distributions appear to be treated as ordinary income.
The holding period of a U.S. Holder whose REIT Units are loaned to a “short seller” to cover a short sale of REIT Units will restart when the REIT Units are returned to the U.S. Holder. U.S. Holders desiring to ensure their status as partners for U.S. federal income tax purposes and avoid the risk of gain recognition should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their REIT Units. U.S. Holders whose REIT Units are loaned to a “short seller” should consult their own tax advisors with respect to their status as partners of the REIT for U.S. federal income tax purposes.
          Foreign Tax Credit Limitations
U.S. Holders will generally be entitled to a foreign tax credit with respect to their allocable share of creditable foreign taxes paid on the REIT Parent Group’s income and gains. Subject to certain limitations, U.S. Holders may generally elect to claim a foreign tax credit against their U.S. federal income tax liability on their foreign-source income for any Canadian withholding taxes on the distributions from the REIT. See –“Certain Canadian Federal Income Tax Considerations—Taxation of Unitholders—Non-Residents of Canada”. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for any Canadian withholding taxes. Complex rules may, depending on the particular circumstances of a U.S. Holder, limit the availability or use of foreign tax credits. U.S. Holders should consult their tax advisors in this regard.

          Section 754 Election
The REIT may, but will not be obligated to, make an election under Section 754 of the Code. The election generally requires the REIT to adjust a REIT Unit purchaser’s tax basis in the REIT’s assets (“inside basis”) under Section 743(b) of the Code to reflect the REIT Unit purchaser’s purchase price. This election does not apply to a person who purchases REIT Units directly from the REIT. The Section 743(b) adjustment belongs to the purchaser and not to other partners. For purposes of this discussion, a partner’s inside basis in the REIT’s assets will be considered to have two components: (1) its share of the REIT’s tax basis in the REIT’s assets (“common basis”) and (2) its Section 743(b) adjustment to that basis. This election also requires the REIT to adjust a Unitholder’s tax basis under Section 734(b) of the Code whenever such Unitholder, in the event of a distribution, recognizes either gain or loss, or takes a basis in the distributed property that differs from the REIT’s basis in the distributed property.
Generally, a Section 754 election is advantageous to a transferee U.S. Holder if such U.S. Holder’s tax basis in its REIT Units is higher than the REIT Units’ share of the aggregate tax basis of the REIT Parent Group’s assets immediately prior to the transfer. In that case, as a result of the election, the transferee U.S. Holder would have a higher tax basis in its share of the REIT Parent Group’s assets for purposes of calculating, among other items, its share of any gain or loss on a sale of the REIT Parent Group’s assets. Conversely, a Section 754 election is disadvantageous to a transferee U.S. Holder if such U.S. Holder’s tax basis in its REIT Units is lower than those REIT Units’ share of the aggregate tax basis of the REIT Parent Group’s assets immediately prior to the transfer. Thus, the fair market value of the REIT Units may be affected either favorably or adversely by the election.
A Unitholder should have amortizable bond premium on a Newco Note if such Unitholder’s inside tax basis in the Newco Note, at the time of any basis adjustment, is greater than the sum of all amounts payable on that Newco Note from the time of such basis adjustment through the maturity date (other than payments of “qualified stated interest”). Such a Unitholder may, if any member of the REIT Parent Group so elects, amortize the premium as an offset to interest income using a constant yield method over the remaining term of the Newco Note. If the Newco Note is redeemed before the maturity date, the Unitholder may deduct any remaining unamortized bond premium at that time.
A Unitholder should have market discount on a Newco Note if such Unitholder’s inside tax basis in the Newco Note is less than the Newco Note’s stated redemption price at maturity, unless such difference is de minimis. Under the market discount rules, a U.S. Holder must treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, the Newco Note as ordinary income to the extent of the accrued market discount that has not previously been included in income. Newco Notes with market discount will be treated as ordinary income assets. See –“Sale or Exchange of REIT Units”. In general, the amount of market discount that has accrued is determined on a ratable basis although in certain circumstances, if any member of the REIT Parent Group so elects, market discount can be accrued on a constant interest basis. A U.S. Holder’s tax basis in a Newco Note will be increased by the amount of market discount included in such U.S. Holder’s income under such election.
The calculations involved in the Section 754 election are complex, and the REIT will make them on the basis of assumptions as to the value of the REIT Parent Group’s assets and other matters. The IRS may successfully challenge any determinations made by the REIT. Accordingly, any allocations relating to them may be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in the REIT’s opinion, the expense of compliance exceed the benefit of the election, the REIT may seek permission from the IRS to revoke its Section 754 election (although the REIT will be required to make similar adjustments to a partner’s inside basis in its assets under certain circumstances even if no Section 754 election is in effect). If the REIT successfully revokes its Section 754 election, a subsequent purchaser of REIT Units may be allocated more income than it would have been allocated had the election not been revoked.
          Constructive Termination
Subject to electing large partnership rules described below, the REIT will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in the REIT’s capital and profits within a 12-month period. The REIT’s termination would result in the closing of the REIT’s taxable year for all U.S. Holders. In the case of a U.S. Holder reporting on a taxable year other than a fiscal year ending December 31, the closing of the REIT’s taxable year may result in more than 12 months of the REIT’s taxable income of loss being includable in such U.S. Holder’s taxable income for the year of termination. The REIT would be required to make new tax elections after a termination, including a new election under Section 754 of the Code. A termination could also result in penalties if the REIT were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject the REIT to, any tax legislation enacted before the termination.
          Passive Foreign Investment Companies
In general, a foreign corporation will be a passive foreign investment company (“PFIC”) during a given year if (i) 75% or more of its gross income constitutes “passive income” or (ii) 50% or more of its assets produce passive income.
If Extendicare Amalco were characterized as a PFIC during a given year, U.S. Holders would be subject to adverse U.S. federal income tax consequences, including a penalty tax at the time of the sale at a gain of, or receipt of an “excess distribution” with respect to, their proportionate ownership of Amalco Shares, unless such persons made a “qualified electing fund election” or “mark-to-market” election. For these purposes, stock of a PFIC that is owned by the REIT Parent Group is considered as owned by the Unitholders in the same proportion as their ownership of the REIT Parent Group. The REIT does not intend to provide its U.S. Holders with the information necessary to make a “qualified electing fund election” with respect to Extendicare Amalco.
Extendicare believes that Extendicare Amalco should not be treated as a PFIC. However, actual determination of PFIC status is fundamentally factual in nature and cannot be made until the close of the applicable taxable year. Moreover, Extendicare cannot be certain that the IRS will not challenge this position and that a court will not sustain such challenge. U.S. Holders should consult their tax advisors as to the effects of the PFIC rules.
          Certain Transactions by the REIT or its Affiliates
The REIT Parent Group may engage in transactions that are taxable under U.S. federal income tax principles, including transactions that may be deemed to be a taxable sale of the Amalco Shares. Such transactions could result in significant additional taxable income to U.S. Holders.
          Transfer Notification Requirements
Upon the sale of REIT Units, other than through a broker, U.S. Holders may be required under U.S. federal tax law to notify the REIT in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). In addition, upon acquiring additional REIT Units, U.S. Holders must notify the REIT in writing of that acquisition within 30 days after the purchase, unless a broker or nominee will satisfy such requirement. The REIT must notify the IRS of any such transfers of units and furnish specified information to the transferor and transferee. Failure by a U.S. Holder to notify the REIT of a transfer of REIT Units as required may lead to the imposition of substantial penalties. These transfer notification requirements will generally apply if the REIT holds ordinary income assets or certain other items.
          Elective Procedures for Large Partnerships
The Code allows large partnerships to elect streamlined procedures for income tax reporting. This election would reduce the number of items that must be separately stated on the Schedules K-1 that are issued to the U.S. Holders, and such Schedules K-1 would have to be provided to U.S. Holders on or before the first March 15 following the close of each taxable year. In addition, this election would prevent the REIT, which will be taxed as a partnership for U.S. federal income tax purposes, from suffering a “technical termination” (which would close its taxable year) if, within a twelve-month period, there is a sale or exchange of 50% or more of the REIT’s total interests. When eligible, the REIT may make such an election.

          Treatment of Amounts Withheld
If the REIT Parent Group or any of its subsidiaries is required to withhold any U.S. tax on distributions made to any U.S. Holder or to the REIT Parent Group that are allocable to any U.S. Holder, the relevant member of the REIT Parent Group or such subsidiary will pay such withheld amount to the IRS. That payment, if made, will be treated as a distribution of cash to the U.S. Holder with respect to whom the payment was made and will reduce the amount of cash to which such U.S. Holder would otherwise be entitled.
          Information Returns and Audit Procedures
The REIT may furnish to U.S. Holders that own their REIT Units directly (not through a broker), within 90 days after the close of each calendar year, specific U.S. federal income tax information, including a document in the form of IRS Form 1065, Schedule K-1, which sets forth a holder’s share of the REIT Parent Group’s income, gain, loss, deductions and credits as computed for U.S. federal income tax purposes for the REIT’s preceding taxable year. In preparing this information, which will not be reviewed by counsel, the REIT will take various accounting and reporting positions, some of which have been mentioned earlier, to determine a U.S. Holder’s share of such income, gain, loss, deduction and credit. The REIT can give no assurance that those positions will yield a result that conforms to the requirements of the Code, regulations or administrative interpretations of the IRS. The REIT cannot assure prospective Unitholders that the IRS will not successfully contend in court that those positions are impermissible.
          Special Reporting Requirements for Owners of Non-U.S. Partnerships
If a U.S. Holder contributes more than $100,000 to the REIT (when added to the value of any other property contributed to the REIT by that U.S. Holder or a person related to that U.S. Holder during the previous 12 months), or owns (following a contribution), directly, indirectly or by attribution from persons related to that U.S. Holder, at least 10% of the value of the REIT, that U.S. Holder must file IRS Form 8865 with such holder’s U.S. federal income tax return for the year of the contribution. Form 8865 requires each such U.S. Holder to report the contribution and to provide certain details about the U.S. Holder, certain related persons, the REIT and any persons that own at least 10% of the value of REIT. U.S. Holders may be able to obtain some of the required information from the REIT’s public filings.
Significant penalties may apply for failing to satisfy IRS Form 8865 filing requirements and thus U.S. Holders should contact their tax advisors.
          Foreign Currency Issues
•	A U.S. Holder may have foreign currency gain or loss as a result of holding REIT Units.

•	A U.S. Holder will generally be required to measure its basis in the REIT Units in U.S. dollars.

•	In general, the REIT Parent Group’s income that is required to be reported on the tax returns of U.S. Holders is generally required to be translated into U.S. dollars based on the average daily exchange rate for the relevant taxable year, except that dividend income will be translated at the exchange rate on the date received by the REIT Parent Group.

•	Any distributions in Canadian dollars made by the REIT to a U.S. Holder will generally be measured in U.S. dollars based on the exchange rate in effect on the date such distributions are received by the U.S. Holder. This could cause U.S. Holders to recognize foreign currency gain or loss in an amount equal to the difference between the current U.S. dollar value of the distribution and the U.S. dollar value of the amount received by the REIT Parent Group and included in the income of a U.S. Holder.

•	The amount of a U.S. Holder’s foreign currency sales proceeds on a sale of REIT Units will be measured in U.S. dollars based on the exchange rate in effect on the date such proceeds are received.

•	A U.S. Holder may, upon selling its REIT Units, have taxable foreign currency gain or loss.

•	A U.S. Holder who receives foreign currency from the REIT, or upon a sale of REIT Units, and later converts the foreign currency into U.S. dollars will have foreign currency gain or loss if the exchange rate on the date of conversion differs from the exchange rate on the date of receipt.
Non-U.S. Holders
          Owning and Disposing of the REIT Units and Exchangeable LP Units
The REIT Parent Group intends to operate in a manner that will not cause it to be engaged, or treated as being engaged, in a trade or business in the United States. As a result, Non-U.S. Holders should not be treated as engaged in a United States trade or business due solely to their ownership of REIT Units or Exchangeable LP Units and thus should not be subject to U.S. federal net income tax or U.S. federal income tax return filing obligations with respect to their distributive share of the REIT Parent Group’s income. However, a Non-U.S. Holder may be subject to U.S. withholding tax with respect to its share of interest payments to the REIT Parent Group from its U.S. subsidiaries unless the Non-U.S. Holder demonstrates its qualification for the “Portfolio Interest Exemption” described below. Non-U.S. Holders generally should not be subject to U.S. federal income tax on a sale of their REIT Units, unless (i) the income or gain from that sale is effectively connected with the conduct of a United States trade or business of such Non-U.S. Holder (but only, in some cases where an income tax treaty applies, if such income is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States) or (ii) with respect to any capital gain, the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year in which the proposed transactions occur, and certain other conditions are satisfied.
          Portfolio Interest Exemption
The REIT Parent Group may in the future hold, or be deemed to hold, debt from one or more of its U.S. subsidiaries. If, as expected, the REIT and Extendicare Holding Partnership are treated as partnerships and Extendicare Trust and ULC are treated as disregarded entities for U.S. tax purposes, interest on such debt will be subject to U.S. withholding tax except to the extent that each Unitholder or holder of Exchangeable LP Units, as the case may be, demonstrates that it is either (i) a U.S Holder or (ii) a non-U.S. Holder that is eligible for the portfolio interest exemption under Sections 871 and 881 of the Code (the “Portfolio Interest Exemption”) or another exemption provided by statute or treaty.
A Non-U.S. Holder will generally be eligible for the Portfolio Interest Exemption under the following conditions:
•	the Non-U.S. Holder is not a “controlled foreign corporation” related to the payor of the interest;

•	the Non-U.S. Holder does not own, directly or indirectly (taking into account certain constructive ownership rules) 10% or more of the total combined voting power of all classes of voting stock of the payor of the interest (“10% shareholder”); and

•	either: (a) the Non-U.S. Holder certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a “U.S. person” (as defined in the Code) and provides its name and address or (b) a “qualified intermediary” (as defined under IRS regulations) receives documentation upon which it can rely to treat the Non-U.S. Holder as not a “U.S. person” and provides an IRS Form W-8IMY.
If a Non-U.S. Holder does not satisfy these requirements, then the portion of any interest payments from U.S. subsidiaries to the REIT Parent Group that is allocable to such Non-U.S. Holder generally will be subject to a 30% U.S. withholding tax.
The discussion above is based on the position that the determination of whether a person is a 10% shareholder of the payor of the interest should be made at the level of the individual Unitholder or holder of Exchangeable LP Units rather than at the REIT level or the Extendicare Holding Partnership level. This position is supported by regulations (currently in proposed form) under Sections 871 and 881 of the Code. However, there is a risk (if, for example, the proposed regulations are not finalized) that the IRS will take the position that this determination should be made at the REIT level or the Extendicare Holding Partnership level. In that case, the Portfolio Interest Exemption would not apply to any of the interest paid to the REIT Parent Group by its U.S. subsidiaries, and such interest payments would be subject to a 30% U.S. withholding tax. Similarly, if certain members of the REIT Parent Group were characterized as corporations for U.S. federal income tax purposes, the Portfolio Interest Exemption would not apply and any interest payments to the REIT and, depending on which member of the REIT Parent Group were characterized as a corporation, to Extendicare Holding Partnership from their U.S. subsidiaries would be subject to a U.S. withholding tax at a rate of 30%. See “Classification of the REIT, Extendicare Trust, Extendicare Holding Partnership and ULC — The REIT”.
The rules pertaining to the Portfolio Interest Exemption are complex and uncertain and will be affected by the particular facts and circumstances of the Unitholder. Non-U.S. Holders should consult their tax advisors regarding their qualification for this exemption.
If the IRS determines that the Portfolio Interest Exemption is not available, then the IRS may claim any unpaid withholding taxes from the U.S. subsidiary that made the interest payments in question, the REIT Parent Group or the relevant Non-U.S. Holder. To ensure the parties comply with their U.S. withholding tax obligations, the REIT Deed of Trust and the Limited Partnership Agreement require that a Unitholder or a holder of an Exchangeable LP Unit give notice to the REIT Parent Group if the holder is a controlled foreign corporation related to the payor of the interest or a 10% shareholder and, in certain instances, if the holder is a bank. If the U.S. subsidiary of the REIT or the REIT is required to pay any U.S. withholding taxes on behalf of any present or former Non-U.S. Holder, that payment will be treated as additional U.S. source income for that Non-U.S. Holder and will be subject to further U.S. withholding tax. In addition, that payment will reduce the amount of funds otherwise available for distribution to Unitholders.
Backup Withholding and Information Reporting
For each calendar year, the REIT will report to Unitholders and to the IRS, and Extendicare Holding Partnership will report to holders of Exchangeable LP Units and to the IRS, the amount of distributions paid and the amount of tax (if any) that the REIT and Extendicare Holding Partnership withhold on these distributions. Under the backup withholding rules, a Unitholder or a holder of Exchangeable LP Units (“holder”) may be subject to backup withholding tax at the applicable rate (currently 28%) with respect to distributions paid unless: (i) it is a corporation or comes within another exempt category and demonstrates this fact when required or (ii) it provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding tax and otherwise complies with the applicable requirements of the backup withholding tax rules. If a U.S. Holder is an exempt holder, it should indicate its exempt status on a properly completed IRS Form W-9. A Non-U.S. Holder may qualify as an exempt recipient by submitting a properly completed IRS Form W-8BEN. Backup withholding is not an additional tax; the amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund.
If a holder does not timely provide the REIT or Extendicare Holding Partnership, as applicable, with IRS Form W-8 or W-9, as applicable, or such form is not properly completed, the REIT or Extendicare Holding Partnership, as applicable, may become subject to U.S. backup withholding taxes in excess of what would have been imposed had the REIT or Extendicare Holding Partnership, as applicable, received certifications from all holders. Such excess U.S. backup withholding taxes may be treated by the REIT or Extendicare Holding Partnership, as applicable, as an expense that will be borne by all holders on a pro rata basis (since the REIT or Extendicare Holding Partnership, as applicable, may be unable to allocate any such excess withholding tax cost to the holders that failed to timely provide the proper U.S. tax certifications).

Ownership and Disposition of ALC Shares
U.S. Holders
          Distributions with respect to ALC Shares
The gross amount of any distribution by ALC with respect to ALC Shares will be included in the gross income of a U.S. Holder as dividend income to the extent that the distribution is paid out of ALC’s current or accumulated earnings and profits. If the amount of any distribution exceeds ALC’s earnings and profits, the excess will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in its ALC Shares (resulting in a reduction by an equal amount of that basis) and thereafter as a taxable capital gain.
Dividends paid to U.S. individuals before January 1, 2011 generally will be subject to a maximum U.S. federal income tax rate of 15%. Corporations may be entitled, subject to holding period and other requirements, to the dividends-received deduction with respect to dividends paid by ALC. U.S. Holders should consult their tax advisors regarding eligibility for reduced rates on dividends and the dividends-received deduction.
          Sale or Disposition of ALC Shares
A U.S. Holder generally will recognize gain or loss on the sale or other disposition of ALC Shares in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the stock. The gain or loss will be long-term capital gain or loss if the U.S. Holder has held the stock for more than one year. For U.S. Holders that are individuals, long-term capital gain is generally subject to a reduced rate of tax. Short-term capital gain recognized by a U.S. Holder will be subject to tax at ordinary income tax rates. Deductions for capital losses are subject to certain limitations.
          Conversion
The conversion by U.S. Holders of ALC Class B Shares into ALC Class A Shares should be tax-free.
Non-U.S. Holders
          Distributions with respect to ALC Shares
In general, the gross amount of any distribution by ALC with respect to ALC Shares will be treated as a dividend to the extent of ALC’s current or accumulated earnings and profits. If the amount of any distribution exceeds earnings and profits, the excess will be treated first as a non-taxable return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in its ALC Shares (resulting in a reduction by an equal amount of such tax basis) and thereafter as capital gains from the deemed disposition of ALC Shares.
Dividends paid to a Non-U.S. Holder generally will be subject to U.S. withholding tax at a rate of 30% or such lower rate as may be provided by an applicable income tax treaty between the United States and the country of which the Non-U.S. Holder is a tax resident. In general, the U.S. withholding tax rate on dividends paid to a resident of Canada, and not attributable to a permanent establishment in the United States, is 15%.
Dividends received by a Non-U.S. Holder that are effectively connected with the conduct of a trade or business within the United States (and, in some instances if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States) are subject to U.S. federal income tax on a net income basis (that is, after allowance for applicable deductions) at graduated individual or corporate rates. Any such dividends received by a Non-U.S. Holder that is a corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
A Non-U.S. Holder eligible for a reduced rate of withholding of U.S. federal income tax may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

          Sale or Disposition of ALC Shares
Although a gain on the disposition of property by a Non-U.S. Holder is generally exempt from U.S. income and withholding tax, special rules may apply to certain Non-U.S. Holders because ALC expects to be a “United States real property holding corporation” for U.S. federal income tax purposes. As a result, a Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to a gain recognized on both a sale or deemed disposition of ALC Class B Shares and, if such Non-U.S. Holder owned more than 5% of the total fair market value of the ALC Class A Shares at any time within the shorter of the five-year period ending on the date of disposition or the Non-U.S. Holder’s holding period, a sale or deemed disposition of ALC Class A Shares. In addition, a Non-U.S. Holder will be subject to U.S. net income tax on any gain realized from the sale of ALC Shares if (i) the gain is effectively connected with the conduct of a United States trade or business of such Non-U.S. Holder (but only, in some cases where an income tax treaty applies, if such income is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States) or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of disposition and certain other conditions are satisfied.
          Conversion
The conversion by Non-U.S. Holders of ALC Class B Shares into ALC Class A Shares should be tax-free.
RISK FACTORS
The following are certain risk factors relating to ALC and the REIT Group that Shareholders should carefully consider before deciding whether to approve the Arrangement Resolution. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Circular and in the Information Statement. These risks and uncertainties are not the only ones facing Extendicare and the REIT Group. Additional risks and uncertainties not currently known to Extendicare and the REIT Group, or that Extendicare or the REIT Group currently considers immaterial, may also impair the operations of Extendicare and the REIT Group. If any such risks actually occur, the business, financial condition, or liquidity and results of operations of Extendicare and the REIT Group, and the ability of the REIT to make distributions on the REIT Units (and on Extendicare Holding Partnership to made distributions on the Exchangeable LP Units), could be materially adversely affected.
Risks Relating to ALC
Indemnification Obligations
Pursuant to the Separation Agreement, ALC will indemnify, defend and hold harmless and will pay or reimburse Extendicare, each of its affiliates, including any of its direct or indirect subsidiaries, each of its directors, officers and employees, or any of its investment bankers, attorneys or other advisors or representatives, for all identifiable losses, as incurred, to the extent relating to or arising from:
•	ALC’s assisted living business, any assets transferred to ALC by Extendicare, or any of the liabilities that ALC assumes as part of the separation, other than any pre-transfer liabilities related to the 29 assisted living facilities being transferred by EHSI to ALC in the ALC Acquisition;

•	any untrue or allegedly untrue statement of a material fact contained in any filing ALC makes with the SEC or a Canadian Securities Administrator, or any omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and relating to information, statements, facts or omissions relating to ALC, its subsidiaries or its business;

•	the breach by ALC or its subsidiaries of any agreement or covenant contained in any transaction agreement which is to be performed or complied with by ALC or its subsidiaries after the separation, unless and to the extent such transaction agreement contains alternative indemnification provisions;

•	EHSI being a party to ALC master leases (the “Master Leases”) with LTC Properties, Inc. (“LTC”) which cover 37 ALC properties other than losses resulting from provisions applicable to EHSI thereunder; and

•	EHSI being a guarantor of ALC’s obligations under the Master Leases.
Extendicare will indemnify, hold harmless and defend and will pay or reimburse ALC, each of its affiliates, including any direct or indirect subsidiaries, each of its directors, officers and employees, or any of its investment bankers, attorneys or other advisors or representatives, for all identifiable losses, as incurred, to the extent relating to or arising from:
•	those assets and liabilities that are not transferred to ALC as part of the separation, whether such losses relate to or arise from events, occurrences, actions, omissions, facts or circumstances occurring, existing or asserted before, at or after ALC’s separation from Extendicare;

•	any pre-transfer liabilities related to the 29 assisted living facilities being transferred by EHSI to ALC in the ALC Acquisition;

•	provisions applicable to EHSI under the Master Leases;

•	any untrue or allegedly untrue statement of a material fact contained in any filing Extendicare makes with the SEC or a Canadian Securities Administrator, or any omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading and relating to information, statements, facts or omissions not relating to ALC, its subsidiaries or its business; and

•	the breach by Extendicare or any of its affiliates (other than ALC or its subsidiaries) of any agreement or covenant contained in any transaction agreement which is to be performed or complied with by it after the separation, unless and to the extent such transaction agreement contains alternative indemnification provisions.
The Separation Agreement will also specify the procedures and limitations with respect to claims subject to indemnification and will provide for contribution in the event that indemnification is not available or insufficient to hold harmless an indemnified party.
The indemnification obligations of ALC and Extendicare under the Separation Agreement could be significant. Extendicare cannot determine whether it will have to indemnify ALC for any substantial obligations after the distribution of ALC. Extendicare also cannot assure that if ALC has to indemnify Extendicare for any substantial obligations, ALC will be able to satisfy those obligations.
Trading Prices
The trading price of REIT Units is expected to be lower following the Effective Date than the trading price of Extendicare Multiple Voting Shares and Extendicare Subordinate Voting Shares prior there to, reflecting the ALC Distribution. The combined trading price of the REIT Units and the ALC Class A Shares received pursuant to the Arrangement may be less than, equal to or greater than the trading prices of Extendicare Multiple Voting Shares and Extendicare Subordinate Voting Shares prior to the Arrangement.
Shareholders should also carefully consider the risks relating to (i) the business of ALC; (ii) ALC’s indebtedness and lease arrangements; (iii) the relationship between ALC and Extendicare; and (iv) ALC being a separate publicly traded company, as well as risks relating to the nature of the separation transaction itself before deciding whether to approve the Arrangement Resolution. See “RISK FACTORS” in the ALC Information Statement.

Risks Relating to the Business of the REIT Group Currently Conducted by Extendicare
General Business Risks
The REIT Group will be subject to general business risks inherent in the long-term care industry, including changing consumer preferences, fluctuations in occupancy levels, the inability to achieve profitable patient/residency fees (including anticipated increases in such fees), increases in labour costs and other operating costs, possible future changes in labour relations, competition from or the oversupply of other similar properties, changes in neighbourhood or location conditions and general economic conditions, health related risks, disease outbreaks and control risks, the imposition of increased taxes or new taxes, capital expenditure requirements, changes in interest rates, and changes in the availability and cost of long-term financing which may render refinancing of mortgages difficult or unattractive. Moreover, there is no assurance that the occupancy levels achieved to date and expected in the future will continue or be achieved. Any one of, or a combination of, these factors may adversely affect the business, results of operations and financial condition of the REIT Group.
Tax Payable on Sale of ALC by EHSI
Extendicare and its Affiliates will be subject to U.S. income tax in connection with the ALC Reorganization, including withholding tax on certain distributions from the U.S. to Canada by Extendicare’s U.S. Subsidiaries. The amount of the U.S. income tax will depend, in part, on the fair market value of the ALC Shares, which the parties expect to be determined by reference to the trading price of the ALC Class A Shares immediately after the ALC Distribution. The IRS is not obliged to accept Extendicare’s methodology for determining the fair market value of the ALC Shares. Extendicare cannot predict the price at which ALC Class A Shares will trade and also cannot predict the amount of U.S. income tax that will be imposed on Extendicare and its Affiliates in connection with the ALC Reorganization. Extendicare has assumed that the U.S. income tax liability pertaining to these transactions will be approximately $137,962,000 (US$123,600,000), which liability has been reflected in the pro forma financial statements of the REIT attached as Appendix I to this Circular. Each U.S. one dollar increase or decrease in the trading price of the ALC Class A Shares used to determine the fair market value of ALC for U.S. income tax purposes will result in a corresponding increase or decrease of approximately US$30,000,000 in Extendicare’s assumption of EHSI’s U.S. income tax liability.
Foreign Currency Translation
The majority of Extendicare’s operations are conducted in the United States. As a result, the financial position of the REIT Group will be subject to foreign currency translation risk, which could adversely impact its operating results. The U.S. operations are self-sustaining and their revenues and expenses are translated at average rates of exchange in effect during the period. Assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Based on the REIT’s pro forma results for the first half of 2006, prior to any gains/losses on disposal or impairment of assets or restructuring charges, each percent change in the Canadian dollar against the U.S. dollar would impact the REIT’s annual net earnings by approximately $0.3 million. A similar change in the Canadian dollar would impact the foreign currency translation adjustment account in the REIT’s pro forma balance sheet as at June 30, 2006, by approximately $0.1 million. The average exchange rate used to translate the U.S. dollar denominated earnings statement of Extendicare in the first half of 2006 was 1.1382. This was a significant change from the average rates used for the year 2005 of 1.2116; 2004 of 1.3015; and 2003 of 1.4015.
Payor Sources
Extendicare’s earnings are highly reliant on government funding, both in the U.S. and in Canada, and the effective management of staffing and other costs of operations, which are strictly monitored through government regulatory authorities.
EHSI derives a significant portion of its revenue from the Medicaid and Medicare programs. These programs are subject to retroactive rate adjustments, administrative rulings, and government funding restrictions, all of which may decrease the level of program reimbursements to EHSI, which could in turn affect the financial performance of the REIT Group. EHSI may at times be required to refund overpayments in respect of funds received from the Medicare and Medicaid programs. In addition, facilities operated by EHSI that participate in the Medicare and Medicaid programs must continually satisfy the conditions of participation to be reimbursed under such programs. Finally, from time to time, legislation and regulations may be proposed on the federal and state levels that could have the effect of materially limiting or reducing reimbursement levels for EHSI’s programs and services. In addition, private third party payors are continuing their efforts to control health care costs through direct contracts with health care providers, increased utilization review, and greater enrolment in managed care programs and preferred provider organizations. These private third party payors increasingly are demanding discounted fee structures and the assumption by health care providers of all or a portion of the financial risk.
In January 2003, CMS announced that the moratorium on implementing payment caps for outpatient Part B therapy services, which was scheduled to take effect on January 1, 2003, would be extended. CMS subsequently extended the moratorium until September 1, 2003, when the therapy caps were made effective. On December 8, 2003, a component of the Federal Budget Act of 2003 reinstated the moratorium for an additional two-year period until December 2005. Effective January 1, 2006, CMS confirmed the implementation of a Part B therapy cap of US$1,740 per annum for physical and speech therapy, and a second cap of US$1,740 for occupational therapy. However, the Budget Refinement Act of 2005 established a one-year exception process to the therapy caps for individuals who can prove medical necessity for the therapy. EHSI primarily provides therapy for residents covered by Medicare Part A, however, it does provide approximately US$23.2 million per year in therapy services for residents covered by Medicare Part B. EHSI believes the one-year exception process will apply to the majority of its residents requiring Part B therapy services. Effective January 2007, the exception process will be removed unless extended by the U.S. Congress or CMS. The impact of the therapy cap cannot be reasonably estimated based on the information available to EHSI at this time; however, it could reduce its therapy revenues.
MEDPAC, a government sponsored consulting body which advises CMS on changes in Medicare policy and Medicare rates, has for a number of years recommended no or below inflationary increases for Medicare rates based upon their review of the margins earned by nursing homes on Medicare residents. In December 2005, MEDPAC recommended no increase in Medicare rates for October 1, 2006 and President Bush has reflected this recommendation in his proposed 2007 budget. More specifically, President Bush’s 2007 Budget proposed that the market basket indexing would be eliminated from Federal fiscal 2007 and the increases for 2008 and 2009 would be reduced by four tenths of a percent if inflation targets were exceeded. MEDPAC’s recommendations do not consider that the majority of nursing homes earn revenues from Medicaid and the general acknowledgement by CMS that Medicaid rates do not adequately compensate providers for the cost of services delivered. Below inflationary increases could significantly impact earnings of the REIT Group and there is no assurance that Medicaid payments will remain at levels comparable to present levels or will, in the future, be sufficient to cover the costs allowable to patients for reimbursement pursuant to such programs.
The Deficit Reduction Act of 2005 includes provisions that could adversely affect the REIT Group’s results of operations and financial condition. These include refinements to the RUG payment system and Part A bad debt reimbursement that could significantly reduce Medicare reimbursements and a phase-down in the allowable state provider tax rates that would reduce the available federal matching funds to those states and thus impact Medicaid reimbursements. These provisions could adversely affect the business, results of operations and financial condition of the REIT Group.
The REIT Group could be adversely affected by the continuing efforts of governmental and private third party payors to control and reduce health care payments. Reimbursement payments under government and private third party payor programs may not remain at levels comparable to present levels or may not be sufficient to cover the costs allocable to patients and residents eligible for reimbursement pursuant to such programs. Future changes in the reimbursement rates or payment methods of third party payors, including the Medicare and Medicaid programs could adversely affect the REIT Group’s business, results of operations and financial condition.
The operating margins of the REIT Group could come under pressure as a result of changes in payor mix and growth in operating expenses in excess of increases in payments by third party payors. In addition, as a result of competitive pressures, the ability of the REIT Group to maintain operating margins through price increases to private patients and residents is limited. This could have a material adverse effect on the business, operating results and financial condition of the REIT Group.

Government Regulation
All long-term care providers are subject to surveys and inspections by government and regulatory authorities to ensure compliance with applicable laws and licensure requirements of the federal, state and/or provincial funding programs. The survey process is intended to review the actual provision of care and services. Remedies for assessed deficiencies can be levied based upon the scope and severity of the cited deficiencies. Remedies range from the assessment of fines to the withdrawal of payments under the government funding programs. Should a deficiency not be addressed through a plan of correction, a facility can be decertified from the funding program. EHSI currently has certain facilities under plans of correction. While it is not possible to estimate the final outcome of the required corrective action, EHSI has accrued for known costs.
Government agencies have steadily increased their enforcement activity over the past several years. As a result, Extendicare is continually allocating increased resources to ensure compliance with applicable regulations and to respond to inspections, investigations and/or enforcement actions.
The regulatory requirements for nursing facility licensure and participation in Medicare and Medicaid generally prescribe standards relating to provision of services, resident rights, staffing, employee training, physical environment and administration. Regulations and policies of regulatory agencies are subject to change, and interpretations or enforcement of existing, new or amended laws and regulations, are also subject to change. In the future, revisions to licensure and certification standards, regulatory requirements and different interpretations or enforcement of existing, new or amended laws and regulations, could result in allegations of impropriety or illegality, and could result in change requiring capital expenditure programs and higher operating expenses. Such actions could potentially have a material impact on the REIT Group.
Skilled nursing facilities in the U.S. are subject to periodic unannounced surveys by federal, state and other local government agencies to assess and ensure compliance with the respective regulatory requirements. Surveys can also occur following a state’s receipt of a complaint regarding a facility. Should any of the facilities of the REIT Group be cited for alleged deficiencies by a state or any other agency, the REIT Group must implement a plan of correction within a prescribed time frame. If the REIT Group does not comply with applicable laws and regulations, then it could be subject to liabilities, including criminal penalties and civil fines and exclusion of one or more of its facilities from participation in Medicare, Medicaid and other federal and state health care programs. If one of the REIT Group facilities lost its certification under either the Medicare or Medicaid program, then each such facility would have to cease future admissions and discharge residents funded by the programs from the facility. In order to become re-certified, a facility must correct all identified deficiencies and, over a specified period of time, pass a survey conducted by representatives of the respective program through demonstrated care and operations for residents in the facility. Until the appropriate agency has verified through the “reasonable assurance” process that the facility can achieve and maintain substantial compliance with all applicable participation requirements, the facility will not be admitted back into either the Medicare or Medicaid programs. Medicare and Medicaid re-certification processes, while similar, are conducted separately. Re-certification requires considerable staff resources. The loss of certification from either program can have potentially significant financial consequences. Over the past years, EHSI has operated a number of facilities that have lost their certification under the Medicare and Medicaid programs but have since been re-certified under both programs.
U.S. federal law requires each state to have a Medicaid Fraud Control Unit, which is responsible for investigating provider fraud and resident abuse. EHSI has had previous investigations from these Medicaid Fraud Units, but it is not aware of any liability relating thereto at this time.
          Self-Referral and Anti-Kickback
The REIT Group is subject to federal and state criminal and civil laws that are aimed at eliminating certain payments or fee-splitting arrangements between health care providers and their potential referral sources. These laws include the “U.S. anti-kickback statute” and the U.S. civil Stark Law.
Non-compliance with these laws could result in severe penalties, which may include criminal sanctions and fines, civil monetary penalties and exclusion from the Medicare and Medicaid programs. These penalties could have a material adverse effect on the business, results of operations or financial condition of the REIT Group.

          False Claims
The REIT Group will also be subject to laws that impose criminal and civil sanctions for fraudulent and abusive billing practices, the U.S. Federal False Claims Act, the U.S. Social Security Act and certain state statutes. Failure to comply with these laws could result in monetary penalties (up to three times the amount of damages) and/or imprisonment. Failure to comply with these laws could have a material adverse effect on the business, results of operations or financial condition of the REIT Group.
          Unfair or Deceptive Trade Practices
The REIT Group will also be subject to laws that prohibit unfair or deceptive acts or practices, unfair methods of competition, and exploitation of the elderly through misrepresentation or coercion, including but not limited to making false or misleading statements (via marketing, advertising or other means), holding a facility out as providing services or special care when it is not licensed to do so and does not meet the appropriate standards, and/or soliciting contributions for charitable purposes when such contributions are not intended for such purposes. The failure to comply with any of the foregoing may result in civil and/or criminal penalties, loss of licensure, injunctive relief and/or payment of costs and restitution related to the offending activity.
          HIPAA
The REIT Group will be subject to the U.S. Health Insurance Portability and Accountability Act of 1966 (the “HIPAA”) and other privacy laws, which mandate industry standards for the exchange of electronic health information. Among the standards that the U.S. Department of Health and Senior Services has adopted or will adopt pursuant to HIPAA are: (i) electronic transactions and code sets; (ii) unique identifiers for providers, employers, health plans and individuals; (iii) security and electronic signatures; (iv) privacy; and (v) enforcement.
The REIT Group cannot ensure that the business associates to whom it provides such information will comply with the HIPAA standards and standards prescribed by other privacy laws. In addition, the REIT Group cannot guarantee or estimate the cost of compliance with standards that have not yet been finalized. If the REIT Group, for any reason, fails to comply with these standards, or any state statutes that govern an individual’s right to privacy that are not pre-empted by HIPAA, it could be subject to criminal penalties and civil sanctions, which could have an adverse effect on its financial condition and results of operations.
          Public Accommodations Laws
Under the U.S. Americans with Disabilities Act of 1990, all places of public accommodation are required to meet certain federal requirements related to access to the services provided by EHSI and use of the facilities of the REIT Group by disabled persons. In addition, to the extent that EHSI is a recipient of federal funds through the Medicaid or Medicare programs, it is subject to additional federal laws such as the U.S. Rehabilitation Act of 1973, which authorizes the formula grant programs of vocational rehabilitation, supported employment, independent living and client assistance.
Other federal, state, provincial and local laws which prohibit discrimination by places of public accommodation also may require modifications to existing and planned properties to create access by disabled persons. While management believes that the facilities of the REIT Group are substantially in compliance with present requirements or are exempt therefrom, if required changes involve a greater expenditure than anticipated or must be made on a more accelerated basis than anticipated, additional costs would be incurred by the REIT Group. Further, future new or changes to existing federal, state, provincial or local legislation may impose additional burdens or restrictions with respect to access by disabled persons, the costs of compliance with which could be substantial. Failure to comply with these laws, or changes to existing legislation, could adversely affect the REIT Group’s business, results of operations or financial condition.

Conditional Asset Retirement Obligation
On December 6, 2005, the Canadian Institute of Chartered Accountants issued an interpretation of the accounting standard covering the requirement to record asset retirement obligations and under what circumstances sufficient information would be available to record the fair value of this obligation. This standard is effective for interim and annual financial statements for fiscal years ending after March 31, 2006, and is to be applied retroactively with restatement of prior periods. Extendicare has decided to adopt the new standard effective January 1, 2006.
Management has determined that an asset retirement obligation exists in the Extendicare’s pre-1980 constructed facilities for possible asbestos remediation. Although asbestos is currently not a health hazard in any of these facilities, appropriate remediation procedures may be required to remove potential asbestos-containing materials, consisting primarily of floor and ceiling tiles, upon any major renovation or demolition. Based upon current assumptions, the estimated fair value of the conditional asset retirement obligation was $20.0 million as at January 1, 2006.
The fair value of the conditional asset retirement obligation was estimated by computing the present value of the estimated future costs of remediation based on estimated expected dates of remediation. The computation was based on a number of assumptions, which may change in the future depending upon the availability of new information, technology changes, changes in costs of remediation, and other factors. A significant change in the future of these factors could result in a change in the assumptions used to calculate the estimated fair value of the current conditional asset retirement obligation and could result in a significant change to this obligation.
Liability, Insurance and Litigation
In recent years, participants in the long-term care industry have faced an increasing number of lawsuits alleging negligence, malpractice, or other related claims. Many of these suits have involved large claims and significant defence costs. The REIT Group expects it will face such suits because of the nature of its business, particularly given the age, health demographics of the residents and patients of the REIT Group and the inherent risk in providing care to the elderly. The REIT Group may be faced with the threat of large verdicts in jurisdictions where juries typically do not decide in favour of long-term care providers. Historically, the long-term care industry has been subject, from time to time, to verdicts of punitive or special damages in unsuccessful defence of claims.
The REIT Group will maintain liability and property insurance policies and/or captive insurance structures in amounts and with the coverage and deductibles it believes are adequate based on the nature and risks of its business, historical experience and industry standards, as well as the type of insurance coverage commercially available in the marketplace. Laurier Indemnity Company, Ltd. and Laurier Indemnity Company, the captive insurance companies of the REIT Group, are currently appropriately capitalized but there is no assurance that they will remain appropriately capitalized in the future if claims against the REIT Group increase significantly. The REIT Group will maintain general and health care professional liability insurance, directors’ and officers’ liability insurance, employer liability insurance, auto insurance, workers’ compensation insurance, property insurance and business income insurance. General and professional liability policies currently offered in the long-term care industry are generally only offered on a “claims made” basis, as opposed to “occurrence based” coverage. “Claims made” policies are subject to possible rate increases upon renewal due to a step-up factor used by the insurer.
A successful claim against the REIT Group not covered by, or in excess of, such insurance, or in excess of the reserves of the REIT Group for self-insured retention levels, could have a material adverse effect on the business, operating results, and financial condition of the REIT Group. In many states, state law prohibits or limits insurance coverage for the risk of punitive damages arising from professional liability and general liability claims and/or litigation. Furthermore, there are certain types of risks, generally of a catastrophic nature, such as war, non-certified acts of terrorism, or environmental contamination, which are either uninsurable or are not insurable on an economically viable basis. Under these circumstances, the REIT Group may be liable for such losses. Also, in order to obtain liability insurance at a more reasonable cost or in some instances to obtain coverage at all, the REIT Group is required to assume substantial self-insurance retention levels for its professional liability claims. The REIT Group estimates the value of losses that may occur within its self-insured retention levels based on historical claims, actuarial valuations, third party administrator estimates, industry data and advice from consultants and legal counsel and endeavours to reserve for such liabilities. If the estimates of the REIT Group are inaccurate or if there are an unexpectedly large number of successful claims that result in liabilities in excess of the reserves of the REIT Group for losses, the operating results of the REIT Group could be negatively affected. Claims against the REIT Group, regardless of their merit or eventual outcome, also may have a material adverse effect on the ability of the REIT Group to attract residents and patients, expand the business of the REIT Group or maintain favourable standings with regulatory authorities. These claims also require management to devote time to matters unrelated to the operation of the business.
The REIT Group will also have to renew its insurance policies every year and negotiate acceptable terms for coverage, exposing it to the volatility of the insurance markets, including the possibility of rate increases resulting from the claim experience of the REIT Group or the aggregate claim experience of the long-term care industry. Insurance carriers have recently required insureds to significantly increase their self-insured retention levels and/or pay substantially higher premiums for reduced coverage. There can be no assurance that the REIT Group will be able to obtain insurance in the future or, if available, that such coverage will be available on acceptable terms and provide coverage for perils inherent to the senior care industry.
The REIT Group will conduct due diligence on insurance companies when it purchases insurance, including review of published ratings by recognized rating agencies, advice from national brokers and consultants, and review of trade information sources. There exists a risk that the insurance companies from which insurance is purchased may become insolvent and unable to fulfill their obligation to defend, pay or reimburse the REIT Group when that obligation becomes due.
Competition
Extendicare faces national, regional and local competition. The facilities of the REIT Group will compete with other long-term care facilities on a host of fronts, including: reputation for quality care; the commitment and expertise of staff physicians and/or medical directors; the quality and comprehensiveness of treatment programs; charges for services; and the physical appearance, location, and condition of facilities. The REIT Group will encounter different competitive environments within each of the sectors in which it operates.
Dependence on Key Personnel
The success of the REIT Group will depend to a significant extent on the efforts and abilities of its executive officers and other members of management, as well as its ability to attract and retain qualified personnel to manage existing operations and future growth. Although the REIT Group has entered into employment agreements with certain of its key employees, it cannot be certain that any of those persons will not voluntarily terminate his or her employment with the REIT Group. The loss of an executive officer or other key employee could have a material adverse effect on the business, operating results or financial condition of the REIT Group.
Personnel Costs
The REIT Group will compete with various senior care providers in attracting and retaining qualified and skilled personnel to manage and operate the facilities of the REIT Group. The REIT Group must attract and retain skilled management personnel who are responsible for the day-to-day operations of each of the facilities of the REIT Group. The long-term care industry is currently facing a shortage of qualified personnel, such as nurses, pharmacists, certified nurse’s assistants, nurse’s aides, therapists, and other important providers of health care services. The shortage of qualified personnel and general inflationary pressures may require the REIT Group to enhance its pay and benefits package to compete effectively for such personnel, the costs of which are included in the annual operating budget for each facility. The REIT Group may not be able to offset such added costs by increasing the rates charged to patients and residents. An increase in these costs or a failure to attract, train and retain qualified and skilled personnel could adversely affect the business, results of operations and financial condition of the REIT Group.
Debt Financing
A portion of the consolidated cash flow of the REIT Group will be devoted to servicing debt, and there can be no assurance that the REIT Group will continue to generate sufficient cash flow from operations to meet required interest and principal payments. If the REIT Group were unable to meet interest or principal payments, it could be required to seek renegotiation of such payments or obtain additional equity, debt or other financing.
Rising Health Care Costs
Health care costs have been rising and are expected to continue to rise at a rate higher than that anticipated for consumer goods and services as a whole. The business, operating results or financial condition of the REIT Group could be adversely affected if it is unable to implement annual private pay increases due to market conditions or if reimbursement rates from Medicaid and Medicare sources are not adjusted to cover increases in labour and other costs.
Capital Intensive Industry
The ability of the REIT Group to maintain and enhance its facilities in a suitable condition to meet regulatory standards, operate efficiently and remain competitive in its markets will require the REIT Group to commit a substantial portion of cash to physical facilities and equipment. Certain of the competitors of the REIT Group may operate facilities that are not as old as those owned by the REIT Group, or that may appear more modern, and therefore may be attractive to potential patients and residents. Significant future capital requirements could have a material adverse effect on the business, operating results and financial condition of the REIT Group.
Real Property Ownership
All real property investments are subject to a degree of risk. They are affected by various factors, including changes in general economic conditions (such as the availability of long-term mortgage funds) and in local conditions (such as an oversupply of space or a reduction in demand for real estate in the area), the attractiveness of the properties to patients and residents, competition from other available space and various other factors. In addition, fluctuations in interest rates could have a material adverse effect on the business, operating results and financial condition of the REIT Group.
The value of real property and any improvements thereon may also depend on the credit and financial stability of the patients and residents. The income of the REIT Group and funds available for distributions to Unitholders would be adversely affected if a significant number of patients and residents of the senior care facilities were to become unable to meet their financial obligations or experienced significant economic setbacks. In addition, overbuilding in any of the market areas of the REIT Group could cause the properties and facilities of the REIT Group to experience decreased occupancy, depressed margins or lower operating results, which could adversely affect the business, operating results and financial condition of the REIT Group. Moreover, certain significant expenditures involved in real property investments, such as real estate taxes, maintenance costs, and mortgage payments represent liabilities which must be met regardless of whether the property is producing any income.
Real property investments are relatively illiquid. This illiquidity will tend to limit the ability of the REIT Group to vary its portfolio promptly in response to changed economic or investment conditions. There is a risk that the REIT Group would not be able to sell its assets or may realize sale proceeds of less than the current book value of its properties.
Referrals
The success of the REIT Group, in large part, is dependent upon referrals from physicians and other health care providers and networks in the communities in which the REIT Group operates, and the ability of the REIT Group to maintain good relations with these referral sources. Physicians referring patients to the facilities of the REIT Group are generally not employees of the REIT Group and, in many of the markets, most physicians have admitting privileges at other hospitals and are free to refer their patients to other providers. If the REIT Group is unable to successfully cultivate and maintain strong relationships with these referral sources, the admissions at its health care facilities may decrease and cause revenues to decline. This could adversely affect the business, results of operations and financial condition of the REIT Group.

Environmental Liabilities
As an owner of interests in real property in the United States and Canada, the REIT Group will be subject to various federal, state, provincial, county, local and municipal laws relating to environmental matters. Environmental legislation continues to become increasingly important. The REIT Group could potentially become liable for the costs of removal or remediation of certain hazardous, toxic, or regulated substances present at or released or disposed of from its properties, regardless of whether or not the REIT Group knew of or was responsible for their presence, disposal or release. The failure to remove, remediate, or otherwise address such substances, if any, may adversely affect the ability to sell such properties or to borrow using such properties as collateral and could potentially result in claims by public or private parties, including by way of civil action.
In addition, environmental laws may change and the REIT Group may become subject to more stringent environmental laws in the future. Compliance with more stringent environmental laws, which may be more rigorously enforced, could have a material adverse effect on the business, financial condition, or results of operations of the REIT Group.
Conflicts of Interest
The Trustees may, from time to time, in their personal capacities deal with parties with whom the REIT Group may be dealing. The Trustees may also be seeking investments similar to those desired by the REIT Group. The REIT Deed of Trust contains conflict of interest provisions requiring the Trustees to disclose material interests in material contracts and transactions and to refrain from voting thereon. However, there can be no assurance that the Trustees will abide by these provisions and act at all times in the best interests of the REIT and the Unitholders.
Acquisitions
The success of the acquisition activities of the REIT Group will be determined by numerous factors, including the ability of the REIT Group to identify suitable acquisition targets, competition for acquisition opportunities, purchase price, ability to obtain adequate financing on reasonable terms, financial performance of the facilities after acquisition, and the ability of the REIT Group to effectively integrate and operate the acquired facilities. Acquired properties may not meet financial or operational expectations due to unexpected costs associated with acquiring the property, as well as the general investment risks inherent in any real estate investment or acquisition. Moreover, newly acquired long-term care facilities may require significant management attention or capital expenditures that would otherwise be allocated to existing facilities. Any failure by the REIT Group to identify suitable candidates for acquisition or operate the acquired facilities effectively may have an adverse effect on the business, results of operations and financial condition of the REIT Group.
Continued Growth
The REIT Group expects that it will have opportunities to acquire properties which will be accretive and enable the REIT Group to increase cash flow to Unitholders, but there can be no assurance that this will be the case. Furthermore, as the intention of the REIT Group is to pay out a substantial proportion of Distributable Income, the ability of the REIT Group to fund growth will be dependent on external sources of funding. Lack of availability of such funds could limit the future growth of the REIT Group.
State and provincial efforts to regulate the construction or expansion of health care providers could impair the ability of the REIT Group to expand through construction and redevelopment. Most of the states in which EHSI currently operates have adopted laws to regulate the expansion of nursing facilities. Certificate of need laws generally require that a state agency approve certain acquisitions or physical plant changes and determine that a need exists prior to the addition of beds or services. Some states also prohibit, restrict or delay the insurance of certificates of need. Many states have established similar certificates of need processes to regulate the expansion of assisted living facilities, but the restrictions are less than for nursing facilities.
If certificates of need or other similar approvals are required in order to expand operations of the REIT Group, the failure of the REIT Group or inability to obtain the necessary approvals, changes in standards applicable to such approvals and possible delays and expenses associated with obtaining such approvals could adversely affect the ability of the REIT Group to expand and, accordingly, to increase its revenues and earnings.
Many states in which EHSI currently operates have implemented moratoriums on the granting of licenses for any additional nursing facility beds. In these states, the REIT Group could only expand by acquiring existing operations and licensure rights from other nursing care providers. The REIT Group cannot guarantee that it will be able to find acceptable acquisition targets in these states and, as a result, the REIT Group may not be able to expand in these states.
Local Health Information Networks
The Province of Ontario has introduced Local Health Integration Networks (“LHIN’s”) to administer the health systems in 14 designated Ontario regions. These networks will in future have a significant impact on the delivery of home care and long-term care services. LHIN’s will impact the selection of home care providers both in the awarding of contracts and determination of rates. LHIN’s will also have an impact on the future monitoring of long-term care services and awarding of new contracts. If the REIT Group does not maintain a strong relationship with each LHIN in which it operates and is not seen as a high quality provider of services, this could have an adverse effect on its financial condition and results of operations.
Increase in Industry Capacity
Extendicare saw a significant increase in the number of nursing homes in Ontario in the past four years. There has been some similar growth in other provinces (Alberta and British Columbia) over the same time period. There has also been growth in the number of assisted living/retirement home capacity over that time period. If the REIT Group is not successful in obtaining contracts to expand in the future, there may be a negative impact on cash flow.
Home Care Legislation in Ontario
New home care legislation is pending in Ontario which will be based on the “Eleanor Caplan” report. This report recommends a number of changes to the Ontario home care system which the Ontario government may support. One potential recommendation which may be implemented is the elimination of the “elect to work” clause in future contracts. Elimination of this clause may mean that providers would have to pay for statutory holidays and severance pay for terminations. Adverse changes which arise from this legislation could adversely affect the business, results of operations and financial condition of the REIT Group.
There also may be changes to the request for proposals process. These changes may adversely affect the REIT Group and there is no guarantee that the REIT Group will be successful in the new bidding process, if implemented.
Changes in Reimbursement Programs Through Legislative and Regulatory Changes
Legislative and regulatory actions have resulted in continuing changes to Medicare and Medicaid reimbursement programs. Medicare and Medicaid reimbursement programs are complicated and constantly changing as CMS continues to refine its programs. There are considerable administrative costs incurred by the REIT Group in monitoring the changes made within the programs determining the appropriate actions to be taken to respond to those changes and implementing the required actions to meet the new requirements and minimize the repercussions of the changes to the REIT Group’s, reimbursement rates and costs. An example of regulatory change which has impacted the industry is the Medicare Part D program.
The implementation in January 2006 of the Medicare Part D benefits from the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or MMA, requires EHSI and its pharmacy provider (Omnicare for most U.S. facilities) to provide drugs to its residents based upon unique drug formularies that are adopted by each resident’s selected prescription drug plan (“PDP”) provider. Instead of the single state formularies which was used prior to January 2006. Medicare Part D is a voluntary drug benefit plan. Residents of long-term care facilities who are dually eligible for Medicare and Medicaid must enrol in the Part D plan. The program provides a prescription drug benefit through a fee-for-service prescription drug plan.

For a monthly premium, eligible residents have their drug costs administered through a government contracted PDP. The PDP negotiates contracts with qualified pharmacies to provide drugs to nursing facilities. Omnicare has contracted with the majority of PDPs to which EHSI residents would subscribe. EHSI could be faced with higher drug costs if it fails to comply with the formularies of the PDPs or if the PDPs are not contracted with its pharmacy provider.
Contracting Out
Extendicare has contracted out selected dietary and housekeeping services in some of its facilities. Extendicare has realized savings from contracting out which may not be sustainable in the future as costs rise for the companies it has contracted out to. If the REIT Group is unable to continue to realize savings from contracting out, this could adversely affect the business, results of operations and financial condition of the REIT Group.
Self Insurance for Workers’ Compensation, Health and Dental and Other Risks
For the majority of its U.S. operations, Extendicare self-insures workers compensation claims up to a certain per claim limit and aggregate exposure limit. In addition, Extendicare self insures its U.S. health and dental coverage. Extendicare’s costs are subject to changes caused by the number and nature of claims incurred. Extendicare employs risk management personnel to assist its facilities in the appropriate measures to maintain a safe workplace environment and to manage workers compensation claims. If the REIT Group is not able to control these costs, this could adversely affect the business, results of operations and financial condition of the REIT Group.
Utility Costs
Utility costs have been rising at rates in excess of inflation throughout North America. If these cost increases continue and are not offset by funding increases there could be a negative impact on cash flow of the REIT Group. Higher gasoline costs also may be incurred by Extendicare’s home care operations which could have a negative impact on cash flow of the REIT Group.
Retention of Management and Consulting Contracts
Extendicare derives a portion of its revenue from management and consulting contracts which are short term in nature. If these contracts are not retained or replaced by new similar arrangements there could be a negative impact on cash flow of the REIT Group. Similarly, Extendicare provides information system services to a number of external clients through VCPI. If these contracts are not retained or replaced there could be a negative impact on cash flow of the REIT Group.
Lease Agreements
Extendicare currently leases 18 nursing homes from various owners of which nine are operating leases. There can be no guarantee that these leases will be renewed on acceptable economic terms at the end of their current lease periods. If these leases are not renewed, this could have an adverse effect on the business, results of operations and financial condition of the REIT Group.
Risks Relating to the REIT Units and the Exchangeable LP Units
Dependence on Extendicare Amalco and its Affiliates
The REIT is an open-ended, limited purpose trust, which will, for purposes of its income, be entirely dependent on Extendicare Trust, Extendicare Holding Partnership, ULC and ULC’s interest in Extendicare Amalco. Although the REIT intends to distribute the interest on the Trust Notes and distributions on the Trust Units earned by the REIT, less expenses and amounts, if any, paid by the REIT in connection with the redemption of REIT Units, there can be no assurance regarding the REIT’s ability to make distributions, which remains dependent upon the ability of Extendicare Trust to pay its interest obligations under the Trust Notes and to pay distributions or other returns of capital in respect of the Trust Units, which ability, in turn, is dependent upon Extendicare Holding Partnership, ULC and the operations and assets of Extendicare Amalco (and its Affiliates).

Unpredictability and Volatility of REIT Unit Price
A publicly traded income trust will not necessarily trade at values determined by reference to the underlying value of its business. The prices at which the REIT Units will trade cannot be predicted. The market price of the REIT Units could be subject to significant fluctuations in response to variations in quarterly operating results, distributions and other factors beyond the control of the REIT Group. The annual yield on the REIT Units as compared to the annual yield on other financial instruments may also influence the price of REIT Units in the public trading markets. In addition, the securities markets have experienced significant price and volume fluctuations from time to time in recent years that often have been unrelated or disproportionate to the operating performance of particular issuers. These broad fluctuations may adversely affect the market price of the REIT Units.
Nature of the REIT Units
The REIT Units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act and are not insured under the provisions of that Act or any other legislation. Furthermore, the REIT is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company. In addition, although the REIT will qualify on the Effective Date as a “mutual fund trust” as defined by the Tax Act, the REIT will not be a “mutual fund” as defined by applicable securities legislation.
Securities like the REIT Units are hybrids in that they share certain attributes common to both equity securities and debt instruments. The REIT Units do not represent a direct investment in the business of Extendicare Amalco and should not be viewed by investors as shares or interests in Extendicare Amalco or any other company or entity. The REIT Units do not represent debt instruments and there is no principal amount owing to Unitholders under the REIT Units. As holders of REIT Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions or the right to dissent and to be paid the fair value of their REIT Units on the occurrence of certain transactions. Each REIT Unit represents an equal, undivided, beneficial interest in the REIT. The REIT’s principal assets will be Trust Units and Trust Notes.
Cash Distributions Are Not Guaranteed and Will Fluctuate with the Performance of the REIT Group
Although the REIT intends to distribute approximately 85% of Distributable Income, the actual amount of distributions paid in respect of the REIT Units and the Exchangeable LP Units will depend upon numerous factors, all of which are susceptible to a number of risks and other factors beyond the control of the REIT. The amount of Distributable Income will fluctuate with the performance of the REIT Group. The market value of the REIT Units will deteriorate if the REIT is unable to meet its distribution targets in the future, and that deterioration may be significant. In addition, the composition of cash distributions for tax purposes may change over time and may affect the after-tax return for Unitholders and Exchangeable LP Unitholders. See “Risk Factors-Tax Related Risks”.
The distribution policy of the REIT will be established by the Trustees and is subject to change at the discretion of the Trustees.
Structural Subordination of the REIT Units
In the event of a bankruptcy, liquidation or reorganization of a member of the REIT Group (other than the REIT), holders of certain of their indebtedness and certain trade creditors will generally be entitled to payment of their claims from the assets from such entities before any assets are made available for upstream distribution, eventually to the REIT. Upon the Arrangement becoming effective, the REIT Units will be effectively subordinated to the credit facilities and loans described under “New Credit Facilities” and most of the other indebtedness and liabilities of the REIT Group.

Capital Investment
The timing and amount of capital expenditures by Extendicare Amalco and its Affiliates will directly affect the amount of cash available for distribution to Unitholders and holders of Exchangeable LP Units. Distributions to Unitholders and holders of Exchangeable LP Units may be reduced, or even eliminated, at times when Trustees deem it necessary to make significant capital or other expenditures.
Distributable Income may be dependent upon the ability of Extendicare Amalco to fund a portion of its capital expenditures and working capital with cash generated from operations. The REIT may be required to reduce distributions or sell additional REIT Units in order to accommodate these items. There can be no assurance that sufficient capital will be available on acceptable terms to the REIT for necessary or desirable capital expenditures or that the amount required will be the same as currently estimated.
Restrictions on Potential Growth
The payout by Extendicare Amalco of a substantial portion of its operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of those funds could limit the future growth of Extendicare Amalco and its cash flow, which in turn may affect the amount of distributions by the REIT and Extendicare Holding Partnership to Unitholders and holders of Exchangeable LP Units. In addition, Extendicare Amalco may be precluded from pursuing otherwise attractive acquisitions or investments because they may not be accretive on a short-term basis.
Limitation on Non-Resident Ownership and Liquidity
The REIT Deed of Trust imposes various restrictions on Unitholders. Non-Resident Unitholders are prohibited from beneficially owning more than 45% of the outstanding REIT Units (on a non-diluted and fully-diluted basis). These restrictions may limit (or inhibit the exercise of) the rights of certain persons, including Non-Residents and partnerships, to acquire REIT Units, to exercise their rights as Unitholders and to initiate and complete take-over bids in respect of the REIT Units. As a result, these restrictions may limit the demand for REIT Units from certain Unitholders and other investors and thereby adversely affect the liquidity and market value of the REIT Units held by the public.
Redemption Right
It is anticipated that the Unitholders’ redemption right will not be the primary mechanism for Unitholders to liquidate their investment. Upon a redemption of REIT Units or termination of the REIT, the Trustees may distribute the Trust Units and/or the Trust Notes or any other assets of the REIT or of any of its other direct or indirect Subsidiaries directly to Unitholders, subject to obtaining any required regulatory approvals and complying with the requisite terms and conditions of such approvals. Assets so distributed may not be qualified investments for Plans depending upon the circumstances at the time. Additionally, such Securities will not be listed on any stock exchange and no established market is expected to develop in such Securities and they may be subject to resale restrictions under applicable securities laws.
Dilution
The REIT Deed of Trust authorizes the REIT to issue an unlimited number of REIT Units for the consideration and on such terms and conditions as are established by the Trustees without any approval of Unitholders. Unitholders will have no pre-emptive rights in connection with such further issues. Any further issuance of REIT Units will dilute the interests of existing Unitholders. In addition, Extendicare Holding Partnership is permitted to issue additional Exchangeable LP Units for any consideration and on any terms and conditions.
Future Sales of REIT Units
The sales of a substantial number of REIT Units in the public market or otherwise by Unitholders could adversely affect the prevailing market price of the REIT Units and could impair the REIT’s ability to raise additional capital through an offering of its equity securities. Some of the holders of Extendicare Multiple Voting Shares and

Extendicare Subordinate Voting Shares who receive REIT Units may determine that their investment objectives do not include the ownership of REIT Units and may sell their REIT Units. If former shareholders sell a large number of REIT Units over a short period of time, or if investors anticipate large sales of REIT Units over a short period of time, this could affect the trading price of the REIT Units and the affect could be material.
Distribution of Trust Units and Trust Notes on Termination of the REIT
Upon termination of the REIT, the Trustees may distribute the Trust Units and the Trust Notes and any other downstream assets owned directly by any of the REIT’s Subsidiaries (and, therefore, indirectly by the REIT) directly to the Unitholders, subject to obtaining all required regulatory and other approvals. There is currently no market for the Trust Units, the Trust Notes or any of the other foregoing assets. In addition, none of the foregoing assets are freely tradeable, nor are any of them currently listed on any stock exchange or quotation system or qualified investments for Plans.
Absence of Prior Public Market
The REIT is a newly-formed unincorporated trust. There is no public market for the REIT Units and there will be no public market for the REIT Units until after the Arrangement is complete. There is no public market for the Exchangeable LP Units and no such market is expected to develop. There is no intention to list the Exchangeable LP Units on any stock exchange or quotation system.
The REIT cannot predict the price at which the REIT Units will trade and there can be no assurance that an active trading market in the REIT Units will develop or be sustained. Units of a publicly traded real estate investment trust will not necessarily trade at values determined solely by reference to the underlying value of its assets. One of the factors that may influence the market price of the REIT Units is the annual yield on the REIT Units. An increase in market interest rates may lead purchasers of REIT Units to demand a higher annual yield and this could adversely affect the market price of the REIT Units. In addition, the market price for the REIT Units may be adversely affected by changes in general market conditions, fluctuations in the market for equity or debt securities and numerous other factors beyond the control of the REIT.
Liability of Unitholders and Holders of Exchangeable LP Units
The REIT Deed of Trust provides that no Unitholder shall be subject to any liability whatsoever to any Person in connection with the holding of REIT Units. In December 2004, the Trust Beneficiaries’ Liability Act (Ontario) received Royal Assent. That Act provides that Unitholders of the REIT are not liable, as beneficiaries of a trust, for any act, default, obligation or liability of the REIT or the Trustees, arising after its enactment. That Act has not yet been judicially considered and it is possible that reliance on the Act by a Unitholder could be successfully challenged on jurisdictional or other grounds.
Holders of Exchangeable LP Units may lose their limited liability in certain circumstances, including by taking part in the control or management of the business of Extendicare Holding Partnership. The principles of law in the various jurisdictions of Canada recognizing the limited liability of the limited partners of limited partnerships subsisting under the laws of one province but carrying on business in another province have not been authoritatively established. If limited liability is lost, there is a risk that holders of Exchangeable LP Units may be liable beyond their contribution of capital and share of undistributed net income of Extendicare Holding Partnership in the event of judgment on a claim in an amount exceeding the sum of the net assets of Holding GP and the net assets of Extendicare Holding Partnership. Holders of Exchangeable LP Units remain liable to return to Extendicare Holding Partnership for such part of any amount distributed to them as may be necessary to restore the capital of Extendicare Holding Partnership to the amount existing before such distribution if, as a result of any such distribution, the capital of Extendicare Holding Partnership is reduced and Extendicare Holding Partnership is unable to pay its debts as they become due.
Fluctuations in the Exchange Rate May Impact the Amount of Distributable Income
The distributions to holders of REIT Units and Exchangeable LP Units will be denominated in Canadian dollars. Conversely, a significant portion of the REIT Group’s consolidated revenue and expenses will be denominated in

U.S. dollars. As a result, the REIT and Extendicare Holding Partnership will be exposed to currency exchange rate risks. Changes in the currency exchange rates could have a material adverse effect on the REIT Group’s consolidated financial condition, results of operations and cash flow and may adversely affect the REIT’s or Extendicare Holding Partnership’s, as the case may be, cash distributions to holders of REIT Units and Exchangeable LP Units. The REIT Group intends to implement an active hedging strategy to minimize the effects of these fluctuations. However, there can be no assurance that the REIT Group will enter into transactions to hedge its currency exchange rate risks or be able to successfully implement any hedging strategy. The REIT Group will review its currency hedging policy on an ongoing basis.
Leverage and Restrictive Covenants in Current and Future Indebtedness
The ability of the REIT and Extendicare Holding Partnership to make distributions or make other payments or advances will be subject to applicable laws and contractual restrictions contained in the instruments governing any indebtedness of the members of the REIT Group. The degree to which the REIT Group is leveraged could have important consequences to the Unitholders, including: (i) that the REIT Group’s ability to obtain additional financing in the future for working capital, capital expenditures or acquisitions may be limited; (ii) that a significant portion of the REIT Group’s cash flow from operations may be dedicated to the payment of the principal of, and interest on, its indebtedness, thereby reducing funds available for future distributions and causing taxable income for Unitholders and holders of Exchangeable LP Units to exceed cash distributions; (iii) that certain of the REIT Group’s borrowings will be at variable rates of interest, which exposes the REIT Group to the risk of increased interest rates; and (iv) that the REIT Group may be more vulnerable to economic downturns and be limited in its ability to withstand competitive pressures. These factors may increase the sensitivity of Distributable Income to interest rate variations.
Instruments governing any indebtedness of the members of the REIT Group may also contain restrictive covenants limiting the discretion of management with respect to certain business matters. These covenants could place significant restrictions on, among other things, the ability of the REIT Group to create liens or other encumbrances, to pay distributions on the REIT Units and Exchangeable LP Units or make certain other payments, investments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity. These covenants could also require the REIT Group to meet certain financial ratios and financial condition tests. A failure to comply with any such covenants could result in a default which, if not cured or waived, could result in a termination of distributions by the REIT and Extendicare Holding Partnership and permit acceleration of the relevant indebtedness.
Changes in the REIT’s Creditworthiness May Affect the Value of the REIT Units
The perceived creditworthiness of the REIT or Extendicare Amalco may affect the market price or value and the liquidity of the REIT Units.
U.S. Tax Rules Could Limit Cash Available for Distribution
EHI is a top tier U.S. subsidiary of Extendicare. All of the outstanding shares of EHI are owned by EII. The shares in EHI are expected to be shares in a United States real property holding corporation. Consequently, distributions (including deemed distributions) to EII by EHI in excess of current and accumulated earnings and profits and tax basis for U.S. tax purposes should result in U.S. federal income taxation of the excess (currently at a rate of approximately 35%). The potential imposition of U.S. net income tax on distributions from EHI to EII will place a practical limit on the amount of cash that can be returned to Canada from Extendicare’s U.S. operations. To the extent that cash distributions by EHI are subject to U.S. tax, cash distributions to holders of REIT Units and Exchangeable LP Units may be adversely affected.
Tax Related Risks
Canadian Income Tax Matters
The amount of any taxable dividend that a Shareholder that is a corporation resident in Canada would otherwise be deemed to receive in connection with the ALC Distribution may, in some circumstances, instead be treated as proceeds of disposition of the Shareholder’s Extendicare Shares pursuant to subsection 55(2) of the Tax Act, and therefore not qualify for the intercorporate dividend deduction. Shareholders that are corporations resident in Canada should consult their tax advisors in this regard.
There can be no assurance that the REIT Units will continue to be qualified investments under the Tax Act for Plans. The Tax Act imposes penalties or other tax consequences for the acquisition or holding of non-qualified investments.
There can be no assurance that Canadian federal income tax laws and administrative policies respecting the treatment of mutual fund trusts will not be changed in a manner which adversely affects Unitholders. If the REIT ceases to qualify as a “mutual fund trust” under the Tax Act, the income tax considerations described herein under the heading “Certain Canadian Federal Income Tax Considerations” would be materially and adversely different in certain respects.
Currently, a trust will not be considered to be a mutual fund trust if it is established or maintained primarily for the benefit of Non-Residents unless all or substantially all of its property is property other than taxable Canadian property as defined in the Tax Act. The REIT Deed of Trust contains mechanisms to ensure that the REIT is not maintained primarily for the benefit of Non-Residents. On September 16, 2004, the Minister of Finance (Canada) released draft amendments to the Tax Act. Under the draft amendments, a trust would lose its status as a mutual fund trust if the aggregate fair market value of all units issued by the trust held by one or more Non-Resident persons or partnerships that are not “Canadian partnerships” (as defined in the Tax Act) is more than 50% of the aggregate fair market value of all the units issued by the trust where more than 10% (based on fair market value) of the trust’s property is “taxable Canadian property” or certain other types of property. If the draft amendments were enacted as proposed, and if, at any time, more than 50% of the aggregate fair market value of Units of the REIT were held by Non-Residents and partnerships other than Canadian partnerships, the REIT would thereafter cease to qualify as a mutual fund trust. The draft amendments do not currently provide any means of rectifying a loss of mutual fund trust status. On December 6, 2004, the Department of Finance tabled a Notice of Ways and Means Motion which did not include these proposed changes. The Department of Finance indicated that the implementation of the proposed changes would be suspended pending further consultation with interested parties.
Income fund structures generally involve significant amounts of inter-company or similar debt, generating substantial interest expense, which serves to reduce earnings and therefore income tax payable. There can be no assurance that taxation authorities will not seek to challenge the amount of interest expense deducted. If such a challenge were to succeed against any member of the REIT Group, it would materially adversely affect the amount of cash available to the REIT Group for distribution to Unitholders and holders of Exchangeable LP Units. The REIT believes that the interest expense inherent in the structure of the REIT is supportable and reasonable.
On October 31, 2003, the Department of Finance released, for public comment, proposed amendments to the Tax Act that relate to the deductibility of interest and other expenses for income tax purposes. In general, the proposed amendments may deny the realization of losses in respect of a business if there is no reasonable expectation that the business will produce a cumulative profit over the period that the business can reasonably be expected to be carried on. As part of the release of the February 23, 2005 Federal Budget, the Minister of Finance (Canada) announced that many commentators had expressed concern with the October 31, 2003 proposals; in particular that a codification of the “reasonable expectation of profit” test might inadvertently limit the deductibility of a wide variety of ordinary commercial expenses. The Department of Finance has sought to respond by developing a more modest legislative initiative that would respond to those concerns while still achieving the Government’s objectives. The Department of Finance indicated that it will release an alternative proposal for public comment at its earliest opportunity. Management has advised counsel that it does not believe that the amendments as proposed on October 31, 2003 will have a material effect on the tax position of the REIT.
Interest on the Trust Notes will accrue at the REIT level for Canadian federal income tax purposes, whether or not actually paid. The REIT Deed of Trust provides that a sufficient amount of the REIT’s net income and net realized capital gains will be distributed each year to Unitholders in order to eliminate the REIT’s liability for tax under Part I of the Tax Act. Where such amount of net income (including interest on the Trust Notes) and net realized capital gains of the REIT in a taxation year exceeds the Distributable Income in the year, such excess net income and net realized capital gains will be distributed to Unitholders in the form of additional Units. Unitholders will generally be required to include an amount equal to the fair market value of those Units in their taxable income, in circumstances where they do not directly receive a cash distribution.
In the 2005 Budget Proposals, the Minister of Finance (Canada) announced that the Department of Finance would release a consultation paper on the tax issues related to business income trusts and other flow through entities. On September 8, 2005, the Department of Finance released a consultation paper and launched public consultations on tax and other issues related to publicly listed flow-through entities, including income funds. The focus of the paper was to, among other things, assess whether the tax system should be modified. On September 19, 2005, the Minister of Finance (Canada) announced, with the support of the Minister of National Revenue (Canada), that the CRA would postpone providing advance rulings respecting flow-through entity structures effective immediately, that the Department of Finance was closely monitoring developments in the flow-through entity market with a view to proposing measures in relation to the consultations and that consideration would be given to what, if any, transitional measures would be appropriate. On November 23, 2005, the Minister of Finance (Canada) announced that the public consultation process had ended and tabled in the House of Commons a Notice of Ways and Means Motion to implement a reduction in personal income tax on dividends with a view to establishing a better balance between the treatment of large corporations and that of income trusts. No measures were announced with respect to the taxation of flow-through entities and their investors. No assurance may be given that further review of the tax treatment of flow-through entities will not be undertaken or that Canadian federal or provincial income tax law respecting flow-through entities will not be changed in a manner which will adversely affect the REIT and the Unitholders. To the extent that changes are made, such changes could result in the income tax considerations described under the heading “Certain Canadian Federal Income Tax Considerations” being materially different in certain respects.
The after-tax return to Unitholders subject to Canadian federal income tax from an investment in REIT Units will depend, in part, on the composition for tax purposes of distributions paid by the REIT. Provided that the organizational structure of the REIT is unchanged from that described above under “Structure Following the Completion of the Arrangement”, it is expected that approximately 60% of the distributions paid by the REIT in each of 2006 and 2007 will be treated as tax deferred returns of capital in the hands of Unitholders (other than Non-Resident Unitholders) for Canadian income tax purposes. However, there can be no assurance that the structure of the REIT will not be changed from that described. In particular, a restructuring may be undertaken in the event of a change in U.S. law or regulations. In such event, it is possible that a significant portion of the distributions paid by the REIT may be treated as ordinary taxable income of Unitholders (other than Non-Resident Unitholders) for Canadian income tax purposes.
In order to qualify for the enhanced dividend tax credit contained in the Tax Proposals released June 29, 2006 relating to the taxation of large corporation dividends, a dividend must constitute a taxable dividend that is designated to be an “eligible dividend”. The Tax Act currently provides that a trust may designate a dividend received by it and paid to a Unitholder to be a taxable dividend received by the Unitholder. Based on the June 29, 2006 Tax Proposals, it is not clear whether eligible dividends paid by ULC in respect of which ULC makes the appropriate designation and which Extendicare Trust and the REIT then distribute and designate as a taxable dividend would also be considered to constitute an “eligible dividend” received by a Unitholder. Accordingly, if the June 29, 2006 Tax Proposals are not amended to clarify this matter before they are enacted, dividends designated by the REIT to a Unitholder may not qualify for the enhanced dividend tax credit.
Exchangeable LP Units
This Circular does not describe all of the tax consequences to a particular Shareholder of acquiring or holding Exchangeable LP Units and Extendicare provides no representation as to the tax consequences of acquiring or holding Exchangeable LP Units. Shareholders who are considering transferring Extendicare Common Shares to Extendicare Holding Partnership should consult their own legal and tax advisors with respect to the tax consequences associated with electing this alternative and the holding of Exchangeable LP Units. Moreover, Exchangeable LP Units will be subject to additional restrictions and limitations including: (i) restrictions on transferability; and (ii) restrictions on the exercise of the Exchange Rights. In particular, Exchangeable LP Units will not be exchangeable under any circumstances for a period of 90 days from the Effective Date, except with the consent of the board of directors of Holding GP. The Exchangeable LP Units will not be listed on the TSX or any other stock exchange or quotation system.

For Electing Shareholders that elect to receive Exchangeable LP Units, Holding GP will make the necessary joint tax elections with such Shareholders. However, neither Holding GP nor Extendicare Holding Partnership will be responsible for the proper completion or filing of any tax election and the Electing Shareholders will be solely responsible for the proper completion or filing of any tax election and the payment of any taxes, interest, expenses, damages and late filing penalties resulting from the failure to properly complete or file a tax election in the form and manner and within the time prescribed by applicable tax legislation. Holding GP and Extendicare Holding Partnership agree to execute any properly completed tax election and to forward such election by mail (within 30 days after the receipt thereof by Extendicare Holding Partnership) to the applicable Shareholder, provided the Depository receives the Letter of Transmittal and Election Form by the Election Deadline and any such tax election is received by Extendicare Holding Partnership within 60 days following the Effective Date. See “Certain Canadian Federal Income Tax Considerations”.
In most circumstances, the initial adjusted cost base of a holder’s Exchangeable LP Units for purposes of the Tax Act will be equal to the amount elected by the Electing Shareholder in the tax election made with Extendicare Holding Partnership. Distributions received by such a holder from Extendicare Holding Partnership during a fiscal year will reduce the adjusted cost base of the holder’s Exchangeable LP Unit and could result in such adjusted cost base being a negative amount at the end of the fiscal period of Extendicare Holding Partnership where the cumulative distributions received by the holder exceed the aggregate income (net of any losses) allocated to the holder in respect of the Exchangeable LP Units for the preceding fiscal periods of Extendicare Holding Partnership. Where, at the end of a fiscal period of Extendicare Holding Partnership, a holder’s adjusted cost base of an Exchangeable LP Unit becomes a negative amount, the negative amount will be deemed to be a capital gain realized by such holder at that time from the disposition of the Exchangeable LP Unit and, immediately after that time, the holder’s adjusted cost base will be increased by an amount equal to that deemed capital gain.
Exchangeable LP Units are intended to be, to the greatest extent possible, the economic equivalent of REIT Units. Moreover, it is anticipated that the primary mechanism for holders of Exchangeable LP Units to dispose of such units will be the exercise of the Exchange Rights and subsequent disposition of the REIT Units received pursuant thereto. Accordingly, many of the risks associated with the holding of REIT Units, including (among others) risks relating to distributions on REIT Units and the future value of REIT Units, also apply to holders of Exchangeable LP Units.
The proportions of cash distributions received by holders of Exchangeable LP Units from Extendicare Holding Partnership that are taxable as income for purposes of the Tax Act may not be the same as, and may be higher than, the proportion of corresponding cash distributions received by Unitholders from the REIT that are taxable as income for purposes of the Tax Act.
Material U.S. Federal Income Tax Considerations
There can be no assurance that United States federal income tax laws and IRS administrative policies respecting the United States federal income tax consequences described herein will not be changed or applied in a manner that adversely affects Unitholders. See “Material U.S. Federal Income Tax Considerations”.
COMPARISON OF SHAREHOLDERS’ RIGHTS
Extendicare has been continued under the CBCA. ALC was incorporated under the NRS. On the Effective Date, all of the Shareholders (other than Dissenting Shareholders who have validly exercised their Dissent Rights) will become stockholders of ALC. While the rights and privileges of stockholders of a corporation incorporated under the NRS are, in many instances, comparable to those of shareholders of a CBCA corporation, there are certain differences. The following is a summary of the most significant differences in shareholder rights. For a description of the rights and privileges associated with the ALC Shares, please see “Description of Our Capital Stock” in the ALC Information Statement.

Vote Required for Extraordinary Transactions
Under the CBCA, certain extraordinary corporate actions, such as certain amalgamations, continuances, and sales, leases or exchanges of all or substantially all the property of a corporation other than in the ordinary course of business, and other extraordinary corporate actions such as liquidations, dissolutions and (if ordered by a court) arrangements, are required to be approved by special resolution. A special resolution is a resolution passed at a meeting by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution. In certain cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights.
The NRS require the affirmative vote of a majority of the voting power of the stockholders thereon to authorize any merger, dissolution or sale, unless a larger percent is required under the articles of incorporation. There is no action required by the stockholders of a surviving domestic corporation in a merger if (i) the articles of incorporation will not differ from its articles before the merger, (ii) each stockholder whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares with identical designations, preferences, limitations and relative rights immediately after the merger, and (iii) the number of shares to be issued as a result of the merger plus those initially issued upon conversion of any other securities to be issued in the merger does not exceed by more than 20 percent of such corporation’s total number of participating shares outstanding immediately before the merger.
Amendment to Governing Documents
Under the CBCA, any amendment to the articles generally requires approval by special resolution. The CBCA provides that unless the articles or by-laws otherwise provide, the directors may, by resolution, make, amend or repeal any by-laws that regulate the business or affairs of a corporation. Where the directors make, amend or repeal a by-law, they are required under the CBCA to submit the by-law, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the by-law, amendment or repeal by an ordinary resolution, which is a resolution passed by a majority of the votes cast by shareholders who voted in respect of the resolution.
The NRS allow a corporation to amend its articles of incorporation to (i) add or reduce its corporate powers and purposes, (ii) substitute other powers and purposes, in whole or part, for those prescribed in its articles of incorporation, (iii) increasing, decreasing or reclassifying, in any manner, its authorized stock, (iv) change the name of the corporation, and (v) make any other change or alteration to its articles as long as permitted by law. The NRS require the directors to adopt a resolution to amend its articles of incorporation followed by an affirmative vote of stockholders entitled to vote representing at least a majority of the voting power for any amendment to the articles of incorporation, or a larger proportion as may be required under the articles.
Subject to any limitations contained in the by-laws of the corporation, the NRS give the directors the power to adopt, make and change the by-laws of the corporation unless otherwise prohibited by any by-law adopted by the stockholders. Stockholders holding the majority of the voting power may by affirmative vote adopt by-laws superseding those adopted by the directors.
Dissenters’ Rights
The CBCA provides that shareholders of a corporation governed thereunder and entitled to vote on certain matters are entitled to exercise dissent rights and to be paid the fair value of their shares in connection therewith. Such matters include: (i) any amalgamation with another corporation (other than with certain affiliated corporations); (ii) an amendment to the corporation’s articles to add, change or remove any provisions restricting the issue, transfer or ownership of shares; (iii) an amendment to the corporation’s articles to add, change or remove any restriction upon the business or businesses that the corporation may carry on; (iv) a continuance under the laws of another jurisdiction; (v) a sale, lease or exchange of all or substantially all the property of the corporation other than in the ordinary course of business; (vi) a court order permitting a shareholder to dissent in connection with an application to the court for an order approving an arrangement proposed by the corporation; or (vii) certain amendments to the articles of a corporation which require a separate class or series vote, provided that a shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy. Under the CBCA, a shareholder may, in addition to exercising dissent rights, seek an oppression remedy for any act or omission of a corporation which is oppressive, unfairly prejudicial to or that unfairly disregards a shareholder’s interests.
Providing a merger is subject to stockholder approval, the NRS provide that any stockholder has the right, in certain circumstances, to dissent from a merger by demanding payment of the fair value of his or her shares (i) the merger requires stockholder approval, either by statute or under the articles of incorporation, regardless of whether the stockholder is entitled to vote on the merger or (ii) he or she is a stockholder of a subsidiary being merged into its parent who holds 90% of the outstanding shares of the subsidiary. No dissenters’ rights are available to any class or series of stock that were listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc. (“NASD”) or held by at least 2,000 stockholders of record, unless (i) the articles of incorporation of the corporation issuing shares provide otherwise or the plan of merger or exchange requires the stockholders to accept anything other than (ii) cash, owner’s interests or owner’s interest and cash in lieu of fractional owner’s interests of: (a) the surviving or acquiring entity; or (b) any other entity, which at the effective date of the plan of merger or exchange, were either listed on a national securities exchange, included in the national market system by the NASD, or held of record by at least 2,000 holders of owner’s interest of record, or (iii) some combination of the above.
There are no dissenters’ rights available under the NRS for the issuance of shares for the purchase of assets, which decision is made by the board of directors. There are no dissenters’ rights available when the assets of the corporation are sold or with respect to the dissolution of the corporation, but the NRS provides that a vote of the stockholders representing a majority of the voting power must approve these actions.
Oppression Remedy
The CBCA provides an oppression remedy that enables the court to make any order, both interim and final, to rectify the matters complained of if the court is satisfied upon application by a complainant (as defined below) that: (i) any act or omission of the corporation or an affiliate effects a result; (ii) the business or affairs of the corporation or an affiliate are or have been carried on or conducted in a manner; or (iii) the powers of the directors of the corporation or an affiliate are or have been exercised in a manner, that is oppressive or unfairly prejudicial to or that unfairly disregards the interest of any security holder, creditor, director or officer of the corporation. A complainant includes: (a) a present or former registered holder or beneficial owner of securities of a corporation or any of its affiliates; (b) a present or former officer or director of the corporation or any of its affiliates; (c) the Director under the CBCA; and (d) any other person who in the discretion of the court is a proper person to make such application.
The oppression remedy provides the court with an extremely broad and flexible jurisdiction to intervene in corporate affairs to protect ''reasonable expectations’’ of shareholders and other complainants. While conduct which is in breach of fiduciary duties of directors or that is contrary to the legal right of a complainant will normally trigger the court’s jurisdiction under the oppression remedy, the exercise of that jurisdiction does not depend on a finding of a breach of such legal and equitable rights. Furthermore, the court may order a corporation to pay the interim expenses of a complainant seeking an oppression remedy, but the complainant may be held accountable for such interim costs on final disposition of the complaint (as in the case of a derivative action).
No oppression remedy is specifically provided in the NRS.
Derivative Action
Under the CBCA, a complainant may apply to the court for leave to bring an action in the name of and on behalf of a corporation or any subsidiary, or to intervene in an existing action to which any such body corporate is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the body corporate. Under the CBCA, no action may be brought and no intervention in an action may be made unless the complainant has given reasonable notice to the directors of the corporation or its subsidiary of the complainant’s intention to apply to the court if (i) the directors of the corporation or its subsidiary do not bring, diligently prosecute or defend or discontinue the action; (ii) the complainant is acting in good faith; and (iii) it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

Under the CBCA, the court in a derivative action may make any order it thinks fit. In addition, under the CBCA, a court may order a corporation or its subsidiary to pay the complainant’s interim costs, including reasonable legal fees and disbursements. Although the complainant may be held accountable for the interim costs on final disposition of the complaint, it is not required to give security for costs in a derivative action.
Nevada Rules of Civil Procedure allow a derivative action to be brought by one or more stockholders to enforce a right of a corporation when the corporation has failed to properly assert the right, provided that the plaintiff was a stockholder at the time the transaction occurred. The NRS provide that a stockholder holding at least 10% of the issued and outstanding stock may bring an action for a court order to dissolve the corporation and appoint a receiver to wind up its affairs or an action to enjoin the corporation from exercising any of its powers or doing business whatsoever, except by and through a receiver appointed by the court in certain instances.
Shareholder Consent in Lieu of Meeting
Under the NRS, unless otherwise provided in the articles of incorporation or by-laws, any action required to be taken or which may be taken at an annual or special meeting of stockholders may be taken without a meeting if a consent in writing is signed by stockholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for such action at a meeting, then that proportion of written consent is required. Under the CBCA, shareholder action without a meeting may only be taken by written resolution signed by all shareholders who would be entitled to vote thereon at a meeting.
Removal of Directors; Filling of Board Vacancies
The shareholders of a CBCA corporation may, by resolution passed by a majority of the votes cast thereon at a meeting of shareholders called for that purpose, remove any director before the expiration of such director’s term of office and may elect any qualified person in such director’s stead for the remainder of such director’s term. Generally, under the CBCA, if a vacancy should occur in the board of directors, the remaining directors, if constituting a quorum, may appoint a qualified person to fill the vacancy for the remainder of the vacating director’s term. In the absence of a quorum, the remaining directors are required to call a meeting of shareholders to fill the vacancy. In addition, if the articles of a corporation so provide, the directors may increase the number of directors within the range provided in the articles and may fill the vacancies thereby created for a term expiring not later than the next annual meeting of shareholders provided that the total number of directors so appointed does not exceed one-third of the number of directors elected at the previous annual meeting of shareholders.
Under the NRS, a vote of the stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote is required to remove a director from office, unless the articles require a larger percentage or in the case of cumulative voting, there must be at least enough votes to prevent the director being elected to office. Unless otherwise provided in the articles of incorporation, the vacancy of a director removed or resigning is filled by the majority of the remaining directors in office, even when less than a quorum.
Indemnification of Officers and Directors
Under the CBCA, a corporation may indemnify a director or officer, a former director or officer or a person who acts or acted at the corporation’s request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor, and his or her heirs and legal representatives (an ''indemnifiable person’’), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of such corporation or such body corporate, if: (i) he or she acted honestly and in good faith with a view to the best interests of such corporation; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. An indemnifiable person is entitled by statute to such indemnity from the corporation if he or she was substantially successful on the merits in his or her defence of the action or proceeding and fulfilled the conditions set out in (i) and (ii) above. A corporation may, with the approval of a court, also indemnify an indemnifiable person in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favour, to which such person is made a party by reason of being or having been a director or an officer of the corporation or body corporate, if he or she fulfills the conditions set out in (i) and (ii), above.
The NRS provide that a corporation may indemnify any party to an action by reason of the fact that he or she is or was a director, officer, employee or agent if the party is not liable, acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and in a criminal action, the party had no reasonable cause to believe that his or her conduct was unlawful. A corporation may indemnify any party to an action by reason of the fact that he or she is or was a director, officer, employee or agent in action brought by or in the right of the corporation if the party acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, providing the party is not found to be liable to the corporation in any manner. A director, officer, employee or agent of the corporation who has successfully defended an action against them because of the fact that he or she is or was a director, officer, employee or agent is entitled to indemnification for all expenses including attorney fees actually and reasonably incurred by him or her in connection with the defence. The statutes provides that it is not exclusive of other indemnification that may be granted by a corporation’s articles of incorporation, by-laws, disinterested director vote, shareholder vote, agreement or otherwise.
Limitations on Director Liability
Unless the articles of incorporation provide for greater individual liability, the NRS provide that a director or officer is not individually liable to a corporation or its stockholders for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless it is proven that his or her act constituted a breach of his or her fiduciary duties and his or her breach of those duties involved intentional misconduct, fraud, or a knowing violation of the law. The CBCA does not permit any such limitation of a director’s liability.
Anti-Take-Over Provisions and Interested Stockholders
The NRS prohibit, in certain circumstances, a ''combination’’ between a corporation and an ''interested stockholder’’ within three years of the stockholder becoming an ''interested stockholder’’. An ''interested stockholder’’ is a holder who, directly or indirectly, controls 10 percent or more of the voting power of the outstanding voting shares or is an affiliate of the corporation and was the owner of 10 percent or more of the voting power of the then outstanding shares at any time within the three years immediately before the date in question. A “combination’’ includes a merger, consolidation, sale or other disposition of assets having an aggregate value in excess of 5 percent of the consolidated assets of the corporation or the aggregate market value of the assets (determined on a consolidated basis) or representing 10 percent or more of the earning power or net income (determined on a consolidated basis). This provision does not apply where: (i) the combination or the transaction that resulted in the stockholder becoming an interested stockholder is approved by the corporation’s board of directors prior to the time the interested stockholder acquired such 10 percent interest; (ii) the corporation is not a resident domestic corporation because it does not have 200 or more stockholders of record; (iii) the corporation has opted out of the provision, or (iv) in certain other limited circumstances. Although ALC has included a provision in our Amended and Restated Articles of Incorporation pursuant to which it has elected not to be governed by this anti-takeover law, ALC will remain subject to the anti-takeover law for 18 months following the amendment to its Amended and Restated Articles of Incorporation.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
None of the directors or executive officers or any of their associates is indebted to Extendicare or any Subsidiary of Extendicare.
MATERIAL CONTRACTS
The following is a list of the material contracts of the REIT Group after giving effect to the completion of the Arrangement and related transactions:
•	the Administration Agreement;

•	the Arrangement Agreement;

•	the Exchange and Support Agreement;

•	the Limited Partnership Agreement;

•	the REIT Deed of Trust;

•	the Rights Plan;

•	the Separation Agreement;

•	the Tax Allocation Agreement;

•	the Trust Deed of Trust; and

•	the Trust Note Indenture.
Copies of these agreements, when executed, may be inspected at the offices of the REIT at 3000 Steeles Avenue East, Markham Ontario L3R 9W2, during normal business hours from the date of this Circular until 30 days following the completion of the Arrangement.
GENERAL PROXY MATTERS
Solicitation of Proxies
This Circular is furnished in connection with the solicitation of proxies by management of Extendicare to be used at the Meeting. Solicitation of proxies will be primarily by mail, but some proxies may be solicited by newspaper publication, personal interviews, email, telephone or facsimile communication by directors, officers or employees (or representatives thereof) of Extendicare, who will not be specifically compensated therefor, or agents of Extendicare who will be specifically compensated therefor. All costs of the solicitation will be borne, directly or indirectly, by Extendicare. The registered office of Extendicare is located at 3000 Steeles Avenue East, Markham, Ontario, Canada L3R 9W2.
Information for Non-Registered Shareholders
Holders of Extendicare Shares who are Non-Registered Shareholders
Under applicable laws, the only Shareholders entitled to vote at the Meeting are those whose names have been entered into Extendicare’s register as holders of Extendicare Shares (each an “Extendicare Registered Shareholder”). However, the Extendicare Shares of the majority of Shareholders are registered in the name of nominee accounts, usually CDS. CDS acts as clearing agent for the brokers and other intermediaries (“Intermediaries”) who, in turn, act on behalf of the holders of Extendicare Shares (the “Non-Registered Shareholders”).
As a result, Non-Registered Shareholders can only exercise their rights as beneficial owners of Extendicare Shares through CDS or a CDS Participant. This means that in order for Non-Registered Shareholders to exercise their rights to vote their Extendicare Shares at the Meeting, they must provide voting instructions to the Extendicare Registered Shareholder.
If Non-Registered Shareholders wish to vote their Extendicare Shares, they must carefully review and follow the voting instructions provided by their Intermediary.

Delivery of Voting Instructions by Non-Registered Shareholders
Applicable regulatory policy requires Intermediaries to seek voting instructions from Non-Registered Shareholders in advance of shareholder meetings. Each Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Shareholders in order to ensure their Extendicare Shares are voted at the Meeting. Generally, Non-Registered Shareholders who receive meeting materials will be given either:
(a)	a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Extendicare Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. This form of proxy need not be signed by the Non-Registered Shareholder. In this case, the Non-Registered Shareholder who wishes to submit a proxy should complete the rest of the form of proxy and deliver the proxy in accordance with the instructions provided by the Intermediary; or

(b)	a voting instruction form which must be completed and signed by the Non-Registered Shareholder in accordance with the directions on the voting instruction form and returned to the Intermediary or its service company. In some cases, the completion of the voting instruction form by telephone, the internet or facsimile is permitted.
The purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Extendicare Shares that they beneficially own. These procedures do not permit a Non-Registered Shareholder to vote Extendicare Shares in person at a Meeting.
Voting in Person by Non-Registered Shareholders
A Non-Registered Shareholder who receives a form of proxy or a voting instruction form and wishes to vote at the Meeting in person should strike out the names of the Persons designated in the form of proxy and insert the Non-Registered Shareholder’s name in the blank space provided or, in the case of a voting instruction form, follow the corresponding directions on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.
Appointment of Proxyholder
Accompanying this Circular are forms of proxy for holders of Extendicare Multiple Voting Shares and for holders of Extendicare Subordinate Shares.
The Persons specified as proxyholders in the enclosed forms of proxy are representatives of Management and are directors and/or officers of Extendicare. A Shareholder or, subject to applicable laws, an Intermediary may, by properly marking, executing and depositing the chosen form of proxy, appoint as proxyholder the Persons named in the chosen form of proxy, or some other Person, who need not be a Shareholder. This latter right may be exercised by striking out the names of the designated Persons and inserting the name of such other proxyholder in the blank space provided in the enclosed forms of proxy or by completing another proxy in proper form. The proxyholder may attend and act for the Shareholder or Intermediary at the Meeting and any adjournment or postponement thereof.
Execution and Deposit of Proxy
If a Shareholder or Intermediary is an individual, the form of proxy must be executed by the Shareholder or Intermediary or a duly authorized attorney of the Shareholder or Intermediary. If a Shareholder or Intermediary is a corporation, the form of proxy must be executed by a duly authorized attorney or officer of the corporation. Where a form of proxy is executed by an attorney or officer of a corporation, the authorizing documents (or notarized copies thereof) should accompany the form of proxy. To be valid, executed forms of proxy must be deposited with Computershare Trust Company of Canada, if mailed, at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, if sent by fax, to (416) 981-9803 or 1-866-249-7775, or if by such other method as is identified in the form of proxy, in accordance with the instructions set out in the form of proxy, in any case, by October 12, 2006 prior to 5:00 p.m. EDT or not less than two Business Days, excluding Saturdays, Sundays and holidays, before any adjournment of the Meeting. The Chairman of the Meeting retains the discretion to accept proxies filed subsequently.
The execution of a proxy to vote against the Arrangement Resolution does not constitute a Dissent Notice. For information on exercising Dissent Rights, see “The Arrangement — Dissenting Shareholders’ Rights”.
Voting by Proxy
Extendicare Shares represented by a proxy will be voted for or against, as the case may be, on any ballot that may be called for. A Shareholder or Intermediary may direct the manner in which the Extendicare Shares represented by the proxy are to be voted by marking the form of proxy accordingly. Where a choice is specified, the Extendicare Shares represented by the proxy will be voted in accordance with the choice specified. Where no choice is specified in the proxy with respect to a matter identified therein, the Extendicare Shares represented by the proxy will be voted for each of the matters referred to in the Notice of Meeting. The accompanying forms of proxy confers discretionary authority upon the proxyholder in respect of amendments or variations of the matters identified in the Notice of Meeting or other matters which may properly come before the Meeting. Management knows of no amendments or variations or other matters to come before the Meeting other than the matters referred to in the accompanying Notice of Meeting.
Revocation of Proxy
A Shareholder or Intermediary may revoke a proxy by depositing a written instrument, executed in the same manner as a proxy, at the registered office of Extendicare at any time up to and including the last Business Day preceding the day of the Meeting or any adjournment thereof, or by depositing the instrument with the Chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof. Such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy. A proxy may also be revoked in any other manner permitted by law.
Record Date, Extendicare Shareholders Entitled to Vote and Required Approval Level
Each Extendicare Shareholder of record at the close of business on September 6, 2006, the record date, is entitled to receive notice of the Meeting and will be entitled to one vote for each Extendicare Subordinate Voting Shares and ten votes for each Extendicare Multiple Voting Share on all matters proposed to come before the Meeting.
The Arrangement Resolution must be approved by the affirmative vote of not less than two-thirds of the votes cast by the holders of Extendicare Multiple Voting Shares present in person or represented by proxy at the Meeting and the affirmative vote of not less than two-thirds of the votes cast by the holders of Extendicare Subordinate Voting Shares present in person or represented by proxy at the Meeting, with the holders of the Extendicare Subordinate Voting Shares and holders of the Extendicare Multiple Voting Shares each being entitled to vote separately as a class. The Rights Plan Resolution requires the affirmative vote of not less than a majority of the votes cast by the holders of Extendicare Multiple Voting Shares present in person or represented by proxy at the Meeting and the holders of the Extendicare Subordinate Voting Shares present in person or represented by proxy at the meeting voting together.
Voting Rights
There were 56,183,270 Extendicare Subordinate Voting Shares (representing 32.30% of the voting rights attached to Extendicare’s securities) and 11,778,433 Extendicare Multiple Voting Shares issued and outstanding at the close of business on August 31, 2006. Holders of Extendicare Subordinate Voting Shares are entitled to cast one vote per share and holders of Extendicare Multiple Voting Shares are entitled to cast 10 votes per share on all matters coming before the Meeting. The Extendicare Subordinate Voting Shares do not contain take-over protection provisions or “coattails”.

Principal Holders of Extendicare Subordinate Voting Shares and Extendicare Multiple Voting Shares
To the knowledge of the directors and officers of Extendicare, the following table indicates the holdings of Shareholders that beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the voting rights attached to the outstanding Extendicare Subordinate Voting Shares and Extendicare Multiple Voting Shares:

	Approximate		Percentage
	number of		of issued
	Extendicare Shares		Extendicare Shares
	Subordinate	Multiple	Subordinate	Multiple	Percentage
	Voting	Voting	Voting	Voting	of total
Shareholder	Shares	Shares	Shares	Shares	votes

Scotia Investments Limited(1)	8,667	7,600,000	0.01	64.52	43.28
Clearwater Capital Management Inc.	—	1,762,320	—	14.96	10.04

Note:

(1)	These Extendicare Shares are held either directly or indirectly through related companies. All of the outstanding voting shares of Scotia Investments Limited are held directly or indirectly by members of the family of the late R. A. Jodrey.
Dissent Rights
Extendicare Registered Shareholders who oppose the Arrangement Resolution are entitled to dissent in accordance with the strict procedures set forth under “Dissenting Shareholders’ Rights”.
Other Business
Management does not currently intend to present, and does not have any reason to believe that others will present, at the Meeting, any item of business other than those set forth in this Circular. However, if any other business is properly presented at the Meeting and may properly be considered and acted upon, proxies will be voted by those named in the form of proxy in their discretion. Proxies may also be voted in the discretion of those named with respect to any amendments or variations to the matters identified in the Meeting Materials.

AUDITORS’ CONSENT
The Board of Directors of Extendicare Inc.
We have read the Notice and Management Proxy Circular for a Special Meeting of Holders of Multiple Voting Shares and Subordinate Voting Shares of Extendicare Inc. (the “Company”) dated September 13, 2006 relating to a Plan of Arrangement providing for the distribution of Assisted Living Concepts, Inc. and the creation of Extendicare Real Estate Investment Trust (the “REIT”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
We consent to the use in the above-mentioned Management Proxy Circular of:
1.	our report to the shareholders of Extendicare Inc. (the “Company”) on the consolidated balance sheets of the Company as at December 31, 2005 and 2004 and the consolidated statements of earnings, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005, as revised, filed on SEDAR on September 13, 2006 and incorporated by reference herein. Our report is dated February 22, 2006, except for notes 1, 24, and 25 which are as of September 13, 2006; and

2.	our report to the trustees of the REIT on the balance sheet of the REIT as at September 11, 2006 included in this Management Proxy Circular. Our report is dated September 13, 2006.
(signed) “KPMG LLP”
Chartered Accountants
Toronto, Canada
September 13, 2006

APPROVAL
The contents and the sending of the Notice of Meeting and this Circular have been approved by the Board of Directors.
DATED at Markham, Ontario, this 13th day of September, 2006.
By Order of the Board of Directors.

(signed) Mel Rhinelander	(signed) Richard L. Bertrand

Mel Rhinelander	Richard L. Bertrand
President and Chief Executive Officer	Senior Vice-President and Chief Financial Officer

APPENDIX A
ARRANGEMENT RESOLUTION
BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:
1.	the arrangement agreement (the “Arrangement Agreement”) dated September 11, 2006 between Extendicare Real Estate Investment Trust, Extendicare Trust, Extendicare Holding General Partner Inc., Extendicare Limited Partnership, Extendicare Inc. (the “Corporation”), Extendicare Acquisition Inc., Extendicare ULC and Assisted Living Concepts, Inc., attached as Appendix E to the management proxy circular (the “Circular”) dated September 13, 2006 accompanying the notice of special meeting of shareholders of the Corporation, as the same may have been or be amended, modified or supplemented pursuant to its terms, if applicable, is hereby confirmed, ratified and approved;

2.	the arrangement (the “Arrangement”) proposed pursuant to Section 192 of the Canada Business Corporations Act (the “Act”) as set out in the plan of arrangement (the “Plan of Arrangement”) attached as Exhibit 1 to Appendix E to the Circular, as amended, modified or supplemented pursuant to its terms, if applicable, is hereby authorized, approved and adopted;

3.	the Corporation be, and is hereby, authorized to apply for a final order from the Ontario Superior Court of Justice to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as the same may be or may have been modified or amended) and as described in the Circular;

4.	notwithstanding that this special resolution has been duly passed (and the Arrangement adopted) by the shareholders of the Corporation or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of the Corporation are hereby authorized and empowered, without further notice to, or approval of, the shareholders of the Corporation: (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement; and (ii) not to proceed with the Arrangement and revoke this special resolution at any time prior to the Arrangement becoming effective;

5.	any director or officer of the Corporation is hereby authorized, acting for, in the name of and on behalf of the Corporation, to determine the form of the documentation required in respect of the Arrangement (including any supplements or amendments thereto) and to execute, whether under the corporate seal of the Corporation or otherwise, and to deliver Articles of Arrangement, the final order of the Ontario Superior Court of Justice and such other documents as are necessary or desirable, to the Director under the Act in accordance with the Arrangement Agreement to effect the Arrangement; and

6.	any director or officer of the Corporation is hereby authorized, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such documents, agreements and instruments, and to do or to cause to be done all such other acts and things, as such director or officer determines to be necessary or desirable in order to carry out the intention of the foregoing paragraphs of this special resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of any such document, agreement or instrument or the doing of any such act or thing.

A-1

APPENDIX B
RIGHTS PLAN RESOLUTION
          If the Arrangement Resolution (as defined in the management proxy circular dated September 13, 2006 (the “Circular”) of Extendicare Inc. (the “Corporation”)) is authorized and approved by the requisite majority of Shareholders (as described in the Circular),
BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:
1.	The adoption of the unitholder rights plan (the “Rights Plan”), the terms and conditions of which are described in the Circular and the distribution and existence of the rights distributed pursuant to the Rights Plan, be and the same is hereby approved; and

2.	Any director or officer of the Corporation is hereby authorized, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such documents, agreements and instruments, and to do or cause to be done all such other acts and things as such director or officer of the Corporation determines to be necessary or desirable in order to carry out the intent of the foregoing paragraph of this resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of any such document, agreement or instrument or the doing of any such act or thing.

B-1

APPENDIX C
Court File No. 06-CL-6628
Ontario
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST
IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING EXTENDICARE INC.
EXTENDICARE INC.
Applicant
APPLICATION UNDER ss. 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended
NOTICE OF RETURN OF APPLICATION
TO THE RESPONDENTS:
          A LEGAL PROCEEDING HAS BEEN COMMENCED by the applicant. The relief sought by the applicant appears on the following pages.
          THIS APPLICATION will come on for a further hearing before a judge of the Superior Court of Justice — Commercial List on Tuesday, October 24, 2006 at 10:00 a.m. at 393 University Avenue, Toronto, Ontario.
          IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the applicants’ lawyer or, where the applicant does not have a lawyer, serve it on the applicant and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.
          IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON

THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicants’ lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2:00 p.m. on the day before the hearing.
          IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date: September 13, 2006	Issued by

Local Registrar

Address of court office:

393 University Avenue
10th Floor
Toronto, Ontario
M5G 1E6

TO:	THE DIRECTOR
Canada Business Corporations Act
Industry Canada
Jean Edmonds Towers South
365 Laurier Avenue West
9th Floor
Ottawa, Ontario
K1A 0C8

APPLICATION
1.	The Applicant, Extendicare Inc. (“Extendicare”) makes an application for:
(a)	an Order approving the proposed arrangement providing for the distribution of Assisted Living Concepts, Inc. to the Shareholders of Extendicare and the creation of Extendicare Real Estate Investment Trust (the “Arrangement”) pursuant to section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C.44, as amended (the “CBCA”);

(b)	in the alternative, an Order approving the Arrangement as amended in the manner that this Honourable Court directs, subject to compliance with such terms and conditions, if any, as this Honourable Court determines to be appropriate; and

(c)	such further and other relief as this Honourable Court deems just.
2.	The grounds for the application are as follows:
(a)	it is not practicable for Extendicare to effect a fundamental change in the nature of the Arrangement under any other provision of the CBCA;

(b)	the Arrangement is in all the circumstances fair and reasonable to the shareholders of Extendicare;

(c)	sections 190 and 192 of the CBCA; and

(d)	such further and other grounds as counsel may advise.
3.	The following evidence will be used at the hearing of the application:

(a)	the Affidavit of Mel Rhinelander sworn September 5, 2006 and the exhibits attached thereto;

(b)	the Interim Order of the Superior Court of Justice dated September 13, 2006;

(c)	the supplementary affidavit of Mel Rhinelander to be sworn following the Special Meeting of Extendicare Shareholders; and

(d)	such further and other evidence as counsel may advise.

September 13, 2006	BENNETT JONES LLP
P.O. Box 130
One First Canadian Place
Toronto, ON M5X 1A4

Robert W. Staley (LSUC No. 27115J)
(416) 777-4857
(416) 863-1716 (fax)
staleyr@bennettjones.ca

Derek J. Bell (LSUC No. 43420J)
(416) 777-4638
(416) 863-1716 (fax)
belld@bennettjones.ca

Solicitors for the Applicant

APPENDIX D
INTERIM ORDER
Court File No. 06-CL-6628
Ontario
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

THE HONOURABLE	)	WEDNESDAY, THE 13TH
)
MADAM JUSTICE PEPALL	)	DAY OF SEPTEMBER, 2006
)
IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING EXTENDICARE INC.
[Court Seal]
EXTENDICARE INC.
Applicant
APPLICATION UNDER ss. 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended
ORDER
(Interim Order)
          THIS APPLICATION, made by Extendicare Inc. (“Extendicare”), no one appearing for the Director (the “CBCA Director”) appointed under s. 260 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44 (the “CBCA”), although notice having been given to the CBCA Director, for an interim order pursuant to section 192 of the CBCA, was heard this day at 330 University Avenue, Toronto, Ontario.

          ON READING the Notice of Application, the Notice of Motion, the Affidavit of Mel Rhinelander, sworn September 5, 2006 and the exhibits thereto (the “Rhinelander Affidavit”), and upon hearing the submissions of counsel for the Applicant,
Special Meeting
1. THIS COURT ORDERS that Extendicare shall be permitted to call, hold and conduct a special meeting (the “Special Meeting”) of all registered holders of Subordinate Voting Shares and Multiple Voting Shares of Extendicare as at the close of business on September 6, 2006 (the “Record Date”) (collectively, all such shareholders at the Record Date are defined herein as the “Shareholders”) at or about 2:00 p.m. (Toronto time) on Monday, October 16, 2006, at Toronto Stock Exchange (“TSX”) Broadcast and Conference Centre, Gallery, The Exchange Tower, 130 King Street West, Toronto, Ontario, Canada, at which Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation:
(a)	a resolution (the “Arrangement Resolution”) to approve, with or without variation, the arrangement (the “Arrangement”) substantially set forth in the draft Plan of Arrangement forming part of the material attached as Exhibit A to the Rhinelander Affidavit; and

(b)	if the Arrangement Resolution is passed by Shareholders at the Meeting, a resolution (the “Rights Plan Resolution”) authorizing and approving the adoption of a unitholder rights plan for the REIT, a copy of which is attached to the draft Management Proxy Circular as Appendix B.

2. THIS COURT ORDERS that the Special Meeting shall be called, held and conducted in accordance with the notice of meeting forming part of the Management Proxy Circular, the CBCA, and the by-laws of Extendicare, subject to the terms of this order and any further order of this Honourable Court.
3. THIS COURT ORDERS that at the Special Meeting, Extendicare may also transact such other business as is contemplated by the Management Proxy Circular or as otherwise may be properly brought before the Special Meeting.
4. THIS COURT ORDERS that the Chair of the Meeting shall be David Hennigar, or such other director or officer of Extendicare as may be appointed by the board of directors of Extendicare (the “Board”).
5. THIS COURT ORDERS that the Board by resolution shall be entitled to adjourn or postpone the Special Meeting on one or more occasions without the necessity of first convening the Special Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement. Notice of any such adjournment or postponement shall be given by press release, news release, or newspaper advertisement, as determined to be the most appropriate method of communication by the Board.
Amendments to the Plan of Arrangement
6. THIS COURT ORDERS that Extendicare is authorized to make such amendments, revisions and/or supplements to the Plan of Arrangement as it may determine and the Plan of Arrangement, as so amended, revised and/or supplemented, shall be the Plan of Arrangement to be submitted to the Shareholders at the Special Meeting and shall be the subject of the Arrangement Resolution.

Notice of Meeting and Special Meeting Materials
7. THIS COURT ORDERS that the Notice of Return of Application, the Notice of Special Meeting, and the Management Proxy Circular (the “Meeting Materials”) in substantially the same form as contained in Exhibit A to the Rhinelander Affidavit, together with such amendments thereto as Extendicare may determine are necessary or desirable, provided that such amendments are not inconsistent with the terms of this order shall be distributed by Extendicare:
(a)	to the Shareholders, directors, and auditors of Extendicare, and the CBCA Director, respectively, by personal delivery or by mailing the same by prepaid ordinary or first class mail to such persons at their recorded addresses as they appear on the books of Extendicare on the Record Date, or if no address is shown thereon, then to the last address of the person known to the Secretary of Extendicare, at least 21 days prior to the date of the Special Meeting; and

(b)	to non-registered Shareholders by Extendicare complying with its obligations under National Instrument No. 54-101 of the Canadian Securities Administrators;
and substantial compliance with this paragraph shall constitute good and sufficient notice of the Special Meeting.
8. THIS COURT ORDERS that accidental failure or omission by Extendicare to give notice to any one or more of the Shareholders or any other person, or the non-receipt of such notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Extendicare (including, without limitation, any inability to use postal services) shall not constitute a breach of this order or, in relation to notice to Shareholders, a defect in the calling of the Special Meeting and shall not invalidate any resolution passed or proceedings taken at the Special Meeting, but if any such failure or omission is brought to the attention of Extendicare, then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.
Rights to Attend the Special Meeting
9. THIS COURT ORDERS that the only persons entitled to attend at the Special Meeting shall be the Shareholders or their respective proxyholders, the officers and directors of Extendicare, the auditors of Extendicare, the professional legal and financial advisors to Extendicare, and such other persons with the prior permission of the Chair of the Special Meeting.
Voting at the Special Meeting
10. THIS COURT ORDERS that the only persons entitled to be represented and to vote at the Special Meeting in person or by proxy shall be the Shareholders.
11. THIS COURT ORDERS that the quorum at the Special Meeting shall be at least two individuals present in person each of whom is a Shareholder or a proxyholder entitled to vote at the Special Meeting.
12. THIS COURT ORDERS that the vote required to approve the Arrangement Resolution shall be:
(a)	the affirmative vote of not less than two-thirds of the aggregate votes cast by holders of Extendicare Multiple Voting Shares as at the Record Date present in person or represented by proxy at the Special Meeting; and

(b)	the affirmative vote of not less than two-thirds of the aggregate votes cast by holders of Extendicare Subordinate Voting Shares as at the Record Date present in person or represented by proxy at the Special Meeting.
13. THIS COURT ORDERS that the vote required to approve the Rights Plan Resolution at the Special Meeting shall be the affirmative vote of a majority of the aggregate votes cast by Shareholders present in person or represented by proxy at the Special Meeting, voting together.
14. THIS COURT ORDERS that, for the purpose of the Special Meeting, any spoiled votes, illegible votes, defective votes and abstentions shall be deemed to be votes not cast.
15. THIS COURT ORDERS that the procedure for the use of proxies at the Special Meeting shall be as set out in the Management Proxy Circular.
Dissent Rights
16. THIS COURT ORDERS that the registered Shareholders shall be permitted to dissent from the Arrangement pursuant to the terms of the Plan of Arrangement and seek fair value for such shares from Extendicare, subject to the Shareholders providing Extendicare with a Dissent Notice at or prior to 2:00 p.m. (Toronto time) on the second last Business Day prior to the date of the Special Meeting, or any date thereafter to which the Special Meeting is adjourned, and otherwise complying with the requirements of the Plan of Arrangement, section 190 of the CBCA, and this order.

Return of Final Order Approving Arrangement
17. THIS COURT ORDERS that upon approval by the Shareholders of Extendicare of the Arrangement Resolution in the manner set forth in this order, Extendicare may apply before this Court for a final order approving the Arrangement pursuant to section 192 of the CBCA and that service of the notice of return of application, in accordance with paragraph 7 of this order, shall constitute good and sufficient service of such notice of return of application upon all persons who are entitled to receive such notice pursuant to this order.
18. THIS COURT ORDERS that the request for a final order approving the Arrangement referred to in the preceding paragraph of this order shall be adjourned and shall be returnable before this Honourable Court on Tuesday, October 24, 2006 at 10:00 a.m. or so soon thereafter as counsel may be heard.
19. THIS COURT ORDERS that the only persons entitled to appear and be heard at the hearing of the final order approving the Arrangement shall be:
(a)	Extendicare;

(b)	the CBCA Director; and

(c)	any person who has served a Notice of Appearance on counsel for Extendicare at the following address: Bennett Jones LLP, 3400 One First Canadian Place, P.O. Box 130, Toronto, Ontario, M5X 1A4, Attn: Robert W. Staley / Derek J. Bell, and who has filed the Notice of Appearance in accordance with the provisions of the Rules of Civil Procedure.

20. THIS COURT ORDERS that any materials to be filed by Extendicare in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Honourable Court.
“Pepall J.”

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT WITH RESPECT TO EXTENDICARE INC.
APPLICATION UNDER THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985 c. C-44, AS AMENDED
Court File No. 06-CL-6628

ONTARIO
SUPERIOR COURT OF JUSTICE
(Commercial List)
Proceedings commenced in Toronto

INTERIM ORDER

BENNETT JONES LLP
One First Canadian Place
Suite 3400, P.O. Box 130
Toronto, Ontario
M5X 1A4
Fax: (416) 863-1716

Robert W. Staley (LSUC No. 27115J)
Tel.: (416) 777-4857 Direct

Solicitors for the Applicant

APPENDIX E
ARRANGEMENT AGREEMENT
THIS AGREEMENT made as of the 11th day of September, 2006.
A M O N G:
EXTENDICARE REAL ESTATE INVESTMENT TRUST,
a trust governed by the laws of the Province of Ontario
(hereinafter referred to as the “REIT”)
- and -
EXTENDICARE TRUST,
a trust governed by the laws of the Province of Ontario
(hereinafter referred to as “Extendicare Trust”)
- and -
EXTENDICARE HOLDING GENERAL PARTNER INC.,
a corporation existing under the laws of Canada
(hereinafter referred to as “Holding GP”)
- and -
EXTENDICARE LIMITED PARTNERSHIP,
a limited partnership existing under the laws of the Province of Ontario
(hereinafter referred to as “Extendicare Holding Partnership”)
- and -
EXTENDICARE INC.,
a corporation existing under the laws of Canada
(hereinafter referred to as “Extendicare”)
- and -
EXTENDICARE ACQUISITION INC.
a corporation existing under the laws of Canada (hereinafter referred to as “Newco”)
- and -
EXTENDICARE ULC,
an unlimited liability corporation existing under the laws of the Province of Alberta
(hereinafter referred to as “ULC”)
- and -

ASSISTED LIVING CONCEPTS, INC.,
a corporation existing under the laws of the State of Nevada
(hereinafter referred to as “ALC”)
     WHEREAS the board of directors of Extendicare has approved and agreed to effect, subject to obtaining approval of Extendicare’s Shareholders at the Meeting, a statutory plan of arrangement under Section 192 of the CBCA on the terms and conditions set out in this Agreement and the Plan of Arrangement annexed hereto as Exhibit 1;
     AND WHEREAS each of the REIT, Extendicare Trust, Holding GP, Extendicare Holding Partnership, Newco and ULC has been established to participate in the Arrangement on the terms and conditions set forth herein;
     AND WHEREAS it is the intent of the Parties that (i) the amalgamation of Extendicare and Newco pursuant to Section 3.1(o) of the Plan of Arrangement, (ii) the exchange of Extendicare Subordinate Voting Shares and Extendicare Multiple Voting Shares for Extendicare Common Shares pursuant to Section 3.1(b) and (c) of the Plan of Arrangement; and (iii) the issuance of ALC Class A Shares and ALC Class B Shares pursuant to the filing described in Section 3.5(c) of this Agreement, each qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the United States Internal Revenue Code, 1986, as amended;
     NOW THEREFORE THIS AGREEMENT WITNESSES THAT, in consideration of the premises and the covenants and agreements herein contained and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged by each of the Parties to the others, the Parties covenant and agree as follows:
ARTICLE I
INTERPRETATION
1.1 Definitions
     In this Agreement the following terms have the following meanings, respectively:
“Affiliate” has the meaning given to that term in National Instrument 45-106 — Prospectus and Registration Exemptions, on the date hereof;
“Agreement” means this agreement including the Exhibits hereto and all amendments made hereto;
“ALC” means Assisted Living Concepts, Inc., a corporation existing under the laws of Nevada;
“ALC Acquisition” means the transfer to ALC of 29 assisted living facilities from EHSI as described in the ALC Information Statement, other than the transfer of the land component of any such facilities that require the approval of local planning commissions to subdivide the properties between the assisted living facilities and the skilled nursing facilities that make up such properties;

“ALC Class A Shares” means shares of Class A common stock of ALC, par value US$0.01 per share, each share entitling the holder to one vote with respect to each matter presented to stockholders of ALC on which the holders of common stock are entitled to vote;
“ALC Class B Shares” means shares of Class B common stock of ALC, par value US$0.01 per share, each share entitling the holder to ten votes with respect to each matter presented to stockholders of ALC on which the holders of common stock are entitled to vote;
“ALC Distribution” means the distribution by Extendicare under the Plan of Arrangement of ALC Shares to the holders of Extendicare Subordinate Voting Shares and Extendicare Multiple Voting Shares;
“ALC Information Statement” means the amended information statement, included as Exhibit 99.1 of the Registration Statement, filed with the United States Securities and Exchange Commission and delivered to the Shareholders with the Circular, together with all subsequent amendments and supplements thereto;
“ALC Reorganization” means, collectively, (a) the ALC Acquisition, (b) the sale by EHSI of the shares of ALC to Extendicare, and (c) the ALC Distribution;
“ALC Shares” means, collectively, the ALC Class A Shares and the ALC Class B Shares;
“Arrangement” means the proposed arrangement under Section 192 of the CBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with this Agreement and the Plan of Arrangement, respectively, together with those that may be made at the discretion of the Court in the Final Order;
“Arrangement Filings” has the meaning ascribed thereto in the Plan of Arrangement;
“Arrangement Resolution” means the special resolution in respect of the Arrangement in substantially the form attached as Appendix A to the Circular;
“Authority” means any: (i) multinational, federal, provincial, state, municipal, local or foreign governmental or public department, court, or commission, domestic or foreign; (ii) any subdivision or authority of any of the foregoing; or (iii) any quasi-governmental or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of its members or any of the above;
“Business Day” means a day, other than a Saturday, Sunday or statutory or civic holiday, when banks are generally open for the transaction of business in Toronto, Ontario and New York, New York;
“CBCA” means the Canada Business Corporations Act, R.S.C. 1985 c. C-44, as amended, including the regulations promulgated thereunder;
“Certificate” means the certificate or certificates or other confirmation of filing to be issued by the Director pursuant to subsection 192(7) of the CBCA, in order to give effect to the Arrangement;

“Circular” means the management proxy circular of Extendicare relating to the Arrangement sent to Shareholders in connection with the Meeting;
“Class A Holding Partnership Units” means the Class A limited partnership units of Extendicare Holding Partnership;
“Closing” means the completion of the transactions contemplated by this Agreement;
“Court” means the Ontario Superior Court of Justice (Commercial List);
“Director” means the Director appointed under Section 260 of the CBCA;
“Dissent Procedure” means the procedure under Section 190 of the CBCA, as modified by the Interim Order, by which a Dissenting Shareholder exercises his, her or its Dissent Rights;
“Dissent Rights” means the right of a Shareholder, pursuant to the Interim Order and Section 190 of the CBCA, to dissent to the Arrangement Resolution and to be paid the fair value of the Extendicare Shares in respect of which the Shareholder dissents, all in accordance with Section 190 of the CBCA, subject to and as modified by the Interim Order and Article 4 of the Plan of Arrangement;
“Dissenting Shareholders” means registered holders of Extendicare Shares who validly exercise their Dissent Rights in accordance with the Dissent Procedure and “Dissenting Shareholder” means any one of them;
“Effective Date” means the date on which the Arrangement is effective under the CBCA as shown on the Certificate;
“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date, regardless of the time of Closing on that date;
“EHSI” means Extendicare Health Services, Inc., a corporation incorporated under the laws of Delaware and a Subsidiary of Extendicare;
“EHSI 2010 Notes” means the US$150 million aggregate principal amount of 9.5% Senior Notes due July 1, 2010 issued by EHSI;
“EHSI 2014 Notes” means the US$125 million aggregate principal amount of 6.875% Senior Subordinated Notes due May 1, 2014 issued by EHSI;
“EHSI Notes” means collectively, the EHSI 2010 Notes and the EHSI 2014 Notes;
“Encumbrance” means any mortgage, charge, pledge, lien, hypothec, security interest, encumbrance, adverse claim and right of third parties to acquire or restrict the use of property;
“Exchange and Support Agreement” means the exchange and support agreement to be entered into on the Effective Date substantially on the terms described in the Circular among the REIT, Extendicare Trust and Extendicare Holding Partnership, pursuant to which Exchangeable LP

Units may be exchanged for REIT Units, as the same may be amended, supplemented or modified from time to time in accordance with the terms thereof;
“Exchange Rights” means the exchange rights set out in the Exchange and Support Agreement and the Limited Partnership Agreement;
“Exchangeable LP Units” means the Class B limited partnership units of Extendicare Holding Partnership;
“Existing Senior Credit Facility” means the term loan and revolving credit facility between EHSI, as borrower, and a syndicate of lenders;
“Extendicare Amalco” means the corporation continuing upon the amalgamation of Extendicare and Newco, as contemplated by the Plan of Arrangement and to be known as “Extendicare Inc.”;
“Extendicare Holding Partnership” means Extendicare Limited Partnership, a limited partnership formed under the laws of the Province of Ontario and a Subsidiary of the REIT;
“Extendicare Multiple Voting Shares” means the multiple voting shares in the capital of Extendicare;
“Extendicare Shares” means, collectively, the Extendicare Multiple Voting Shares and the Extendicare Subordinate Voting Shares;
“Extendicare Subordinate Voting Shares” means the subordinate voting shares in the capital of Extendicare;
“Extendicare Trust” means Extendicare Trust, an unincorporated, open-ended limited purpose trust established under the laws of the Province of Ontario pursuant to the Trust Deed of Trust;
“Final Order” means the order of the Court approving the Arrangement to be applied for following the Meeting, and to be granted pursuant to the provisions of Section 192 of the CBCA as such order may be affirmed, amended or modified by any court of competent jurisdiction;
“Holding GP” means Extendicare Holding General Partner Inc., a corporation incorporated under the laws of Canada and the general partner of Extendicare Holding Partnership;
“Holding GP Shares” means the common shares in the capital of Holding GP;
“Holding Partnership Units” means, collectively, the general partner interest in Extendicare Holding Partnership, the Class A Holding Partnership Units and the Exchangeable LP Units;
“Interim Order” means the interim order of the Court dated September 13, 2006 under Section 192 of the CBCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the application of Extendicare, a copy of which is attached as Appendix D to the Circular, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“Meeting” means the special meeting of Shareholders, and any adjournment(s) or postponement(s) thereof, to be held for the purpose of considering and, if thought advisable, approving the Arrangement Resolution and other matters set out in the Notice of Meeting accompanying the Circular;
“Newco” means Extendicare Acquisition Inc., a corporation existing under the laws of Canada and a Subsidiary of the REIT;
“Newco Shares” means the common shares in the capital of Newco;
“Options” means, collectively, all outstanding and unexpired options to acquire Extendicare Subordinate Voting Shares issued pursuant to the Stock Option Plan;
“Parties” means, collectively, the REIT, Extendicare Trust, Holding GP, Extendicare Holding Partnership, Extendicare, Newco, ULC and ALC, and “Party” means any one of them;
“Person” means any individual, partnership, association, body corporate, trust, trustee, executor, administrator, legal representative, government, regulatory authority or any other entity;
“Plan of Arrangement” means the plan of arrangement attached as Exhibit 1 to this Agreement, as amended, supplemented or modified from time to time in accordance with the terms thereof;
“Pre-Arrangement Transactions” means the transactions to be carried out by Extendicare and various of its Subsidiaries pursuant to which, among other things (and unless otherwise agreed to by the respective parties to the applicable Pre-Arrangement Transaction): (i) the ALC Reorganization shall occur, except for the ALC Distribution; and (ii) EHSI will repay all amounts owing under the Existing Senior Credit Facility, will offer to purchase the EHSI 2010 Notes and redeem any not tendered to it pursuant to such offer, and will offer to purchase the EHSI 2014 Notes;
“Registration Statement” means the registration statement on Form 10, file number 001-13498, originally filed by ALC on June 7, 2006 with the United States Securities and Exchange Commission under the United States Securities and Exchange Act of 1934, as amended, together with all amendments and supplements thereto;
“REIT Deed of Trust” means the deed of trust dated September 11, 2006 governing the REIT, as amended, supplemented or modified from time to time in accordance with the terms thereof;
“REIT Group” means, collectively, the REIT, Extendicare Trust, Holding GP, Extendicare Holding Partnership, ULC, Extendicare Amalco and their respective Subsidiaries;
“REIT Unit” means a trust unit of the REIT (other than a Special Voting Unit) authorized and issued under the REIT Deed of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;
“REIT Unitholders” means the holders of REIT Units from time to time;

“Separation Agreement” means the agreement to be entered into as on or before the Effective Date between Extendicare and ALC, as the same may be amended, supplemented or modified in accordance with the terms thereof governing, inter alia, the transfer by Extendicare and its Subsidiaries of certain assets to, and the assumption of certain liabilities by ALC, in each case associated with the assisted living business of Extendicare and its Subsidiaries;
“Shareholders” means the holders of Extendicare Shares from time to time, and “Shareholder” means any one of them;
“Special Voting Units” means the special voting units of the REIT authorized and issued to the holders of Exchangeable LP Units (other than the REIT, Extendicare Trust and Extendicare Holding Partnership) under the REIT Deed of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;
“Stock Option Plan” means Extendicare’s Amended and Restated Subordinate Voting Share Option and Tandem SAR Plan;
“Subsidiary” has the meaning given to that term in National Instrument 45-106 — Prospectus and Registration Exemptions on the date hereof;
“Tax Allocation Agreement” means the agreement to be entered into as of the Effective Date between EHSI and ALC providing for the allocation of certain tax liabilities between the parties;
“Trust Deed of Trust” means the deed of trust dated September 11, 2006 governing Extendicare Trust, as the same may be amended supplemented or modified from time to time in accordance with the terms thereof;
“Trust Unit” means a unit authorized and issued under the Trust Deed of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;
“Trustees” means at any time, the individuals who are, in accordance with the REIT Deed of Trust, the trustees of the REIT at such time;
“TSX” means the Toronto Stock Exchange;
“ULC” means Extendicare ULC, an unlimited liability company incorporated under the laws of the Province of Alberta; and
“ULC Shares” means the common shares in the capital of ULC.
1.2	Exhibits

The following Exhibit is attached to this Agreement and forms part hereof:

Exhibit 1 — Plan of Arrangement

1.3	Construction

In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Agreement and not to any particular Article, Section or Exhibit;

(b)	references to an “Article”, “Section” or “Exhibit” are references to an Article, Section or Exhibit of or to this Agreement;

(c)	words importing the singular shall include the plural and vice versa, words importing gender shall include the masculine, feminine and neuter genders;

(d)	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(e)	the word “including”, when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(f)	a reference to a statute or code includes every regulation made pursuant thereto, all amendments to the statute or code or to any such regulation in force from time to time, and any statute, code or regulation which supplements or supersedes such statute, code or regulation; and

(g)	each of the Parties acknowledges that the trustees of the REIT and Extendicare Trust are entering into this Agreement solely in their capacity as trustees on behalf of the REIT and Extendicare Trust, respectively and the obligations of the REIT and Extendicare Trust under this Agreement shall not be personally binding upon any of the trustees of the REIT or the trustees of Extendicare Trust, any registered or beneficial holder of REIT Units, Special Voting Units or Trust Units or any beneficiary under a plan of which a holder of such units acts as a trustee or carrier, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the REIT or Extendicare Trust arising hereunder or arising in connection herewith from the matters to which this Agreement relates if any, including without limitation, claims based on negligence or otherwise tortious behavior, and recourse shall be limited to, and satisfied only out of the “Fund Assets” of the REIT and the “Trust Assets” of Extendicare Trust, respectively, as defined in their respective Deeds of Trust, both dated as of September 11, 2006, as amended from time to time.
1.4	Currency

All references to currency herein are to lawful money of Canada unless otherwise specified.

ARTICLE II
REPRESENTATIONS AND WARRANTIES
2.1	Mutual Representations and Warranties of Holding GP, Extendicare Holding Partnership, Extendicare, Newco, ULC and ALC
     Unless the context otherwise requires, Holding GP, Extendicare Holding Partnership, Extendicare, Newco, ULC and ALC each represents and warrants to each other and to the REIT and Extendicare Trust as follows, and acknowledges that each of them is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:
(a)	each of Holding GP, Extendicare, Newco and ALC (i) is a corporation duly incorporated or amalgamated and validly existing under the laws of its jurisdiction of incorporation, (ii) is duly qualified to carry on its business in each jurisdiction where the conduct of its business is currently conducted and is presently proposed to be conducted, or the ownership, leasing or operation of its property and assets requires such qualification, and (iii) on its behalf and, in the case of Holding GP (in its capacity as the general partner of Extendicare Holding Partnership) on behalf of Extendicare Holding Partnership, has all requisite corporate power and authority to carry on its business and to enter into and perform its obligations under this Agreement;

(b)	ULC (i) is an unlimited liability corporation duly incorporated and validly existing under the laws of the Province of Alberta, (ii) is duly qualified to carry on its business in each jurisdiction where the conduct of its business is currently conducted and is presently proposed to be conducted, or the ownership, leasing or operation of its property and assets requires such qualification, and (iii) has all requisite corporate power and authority to carry on its business and to enter into and perform its obligations under this Agreement;

(c)	Extendicare Holding Partnership (i) is a limited partnership duly formed and validly existing under the laws of the Province of Ontario, (ii) is duly registered to carry on its business in each jurisdiction where the conduct of its business is currently conducted and is presently proposed to be conducted, or the ownership, leasing or operation of its property and assets requires such registration, and (iii) has all requisite power and authority to carry on its business and to enter into and perform its obligations under this Agreement;

(d)	the execution and delivery of this Agreement by it and the completion by it of the transactions contemplated herein and in the Plan of Arrangement do not and will not:
(i)	result in the breach of, or violate any term or provision of, its articles or by-laws or other constating documents;

(ii)	except as otherwise disclosed, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license or permit to which it is a party or by which it is bound and which is material to it, or to which any material property of such Party is subject, or result in the creation of any Encumbrance upon any of its material assets under any such agreement, instrument license or permit or give to others any material interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license or permit; or

(iii)	violate any provision of law or administrative regulation or any judicial or administrative award, judgment, order or decree applicable and known to it, the breach of which would have a material adverse effect on it;
(e)	there are no actions, suits, proceedings or investigations commenced, contemplated or threatened against or affecting it, at law or in equity, before or by any Authority, nor are there any existing facts or conditions which may reasonably be expected to form a proper basis for any actions, suits, proceedings or investigations, which, in any case, would prevent or hinder the consummation of the transactions contemplated by this Agreement;

(f)	no dissolution, winding up, bankruptcy, liquidation or similar proceeding has been commenced or is pending or proposed in respect of it; and

(g)	the execution and delivery of this Agreement, and the completion of the transactions contemplated herein and in the Plan of Arrangement have been duly approved by its board of directors (or, in the case of Extendicare Holding Partnership, by the board of directors of Holding GP in its capacity as the general partner of Extendicare Holding Partnership) and this Agreement constitutes a valid and binding obligation of such Party enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity and limitations upon the enforcement of indemnification for fines or penalties imposed by law.
2.2	Representations and Warranties of Extendicare
     Extendicare represents and warrants to and in favour of each of the REIT, Extendicare Trust, Holding GP, Extendicare Holding Partnership, Newco, ULC and ALC as follows, and acknowledges that each of them is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:
(a)	as of the date hereof, the authorized share capital of Extendicare consists of an unlimited number of Subordinate Voting Shares, Multiple Voting Shares and Class I and Class II Preferred Shares;

(b)	as of September 1, 2006, Extendicare had 56,183,270 Subordinate Voting Shares, 11,778,433 Multiple Voting Shares, 83,105 Class I Preferred Shares, Series 2, 89,910 Class I Preferred Shares, Series 3, 244,640 Class I Preferred Shares, Series 4 and 382,979 Class II Preferred Shares, Series I outstanding;

(c)	except as set out in paragraph (a) above and, as on September 1, 2006, except for the 1,637,000 Subordinate Voting Shares issuable upon the exercise of Options and the inter-convertible Class I Preferred Shares, Series 3 and Class I Preferred Shares, Series 4, there are no other equity or other securities of any class or series of Extendicare (or securities convertible into equity or other securities of Extendicare) outstanding; and

(d)	except for the Stock Option Plan, the inter-conversion rights of the holders of the Class I Preferred Shares, Series 3 and the Class I Preferred Shares, Series 4 and this Agreement and the Plan of Arrangement, there are no options, warrants or other rights, shareholder rights plans, agreements or commitments of any nature whatsoever requiring, or which may require the issuance, sale or transfer by Extendicare of any shares of Extendicare or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Extendicare.
2.3	Representations and Warranties of the REIT and Extendicare Trust
     Unless the context otherwise requires, each of the REIT and Extendicare Trust represents and warrants to and in favour of each of the other Parties as follows, and acknowledges that each of them is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:
(a)	each of the REIT and Extendicare Trust is a trust duly settled and existing under the laws of the Province of Ontario and has the power and capacity to enter into this Agreement and to perform its obligations hereunder;

(b)	the REIT currently has one (1) outstanding REIT Unit, which is fully-paid and non-assessable and is owned legally and beneficially by the settlor of the REIT;

(c)	Extendicare Trust currently has one (1) outstanding Trust Unit, which is fully-paid and non-assessable and is owned legally and beneficially by the REIT; and

(d)	neither the REIT nor Extendicare Trust has carried on any business since it was settled or undertaken any activity, other than as provided for herein and in the Plan of Arrangement.
2.4	Representations and Warranties of Holding GP
     Holding GP represents and warrants to and in favour of each of the other Parties and acknowledges that each of them is relying on such representations and warranties in connection with the matters contemplated in this Agreement:
(a)	the authorized capital of Holding GP consists of an unlimited number of Holding GP Shares, of which one (1) Holding GP Share is issued and outstanding, fully-paid and non-assessable and owned legally and beneficially by Extendicare Trust;

(b)	at the date hereof, no Person holds any securities convertible into Holding GP Shares or has any agreement, warrant, option or other right capable of becoming an agreement, warrant or option for the purchase or other acquisition of any issued or unissued shares of Holding GP, except as contemplated by the Plan of Arrangement; and

(c)	Holding GP has no non-cash assets and no liabilities and has not carried on any business since its date of incorporation, other than as provided for herein and in the Plan of Arrangement.
2.5	Representations and Warranties of Newco
     Newco represents and warrants to and in favour of each of the other Parties and acknowledges that each of them is relying on such representations and warranties in connection with the matters contemplated in this Agreement:
(a)	the authorized capital of Newco consists of an unlimited number of Newco Shares, of which one (1) Newco Share is issued and outstanding, fully-paid and non-assessable and owned legally and beneficially by ULC;

(b)	at the date hereof, no Person holds any securities convertible into Newco Shares or has any agreement, warrant, option or other right capable of becoming an agreement, warrant or option for the purchase or other acquisition of any issued or unissued shares of Newco, except as contemplated by the Plan of Arrangement; and

(c)	Newco has no non-cash assets and no liabilities and has not carried on any business since its date of incorporation, other than as provided for herein and in the Plan of Arrangement.
2.6	Representations and Warranties of ULC
     ULC represents and warrants to and in favour of each of the other Parties and acknowledges that each of them is relying on such representations and warranties in connection with the matters contemplated in this Agreement:
(a)	the authorized capital of ULC consists of an unlimited number of ULC Shares, of which one (1) ULC Share is issued and outstanding, fully-paid and non-assessable and owned legally and beneficially by Extendicare Holding Partnership;

(b)	at the date hereof, no Person holds any securities convertible into ULC Shares or has any agreement, warrant, option or other right capable of becoming an agreement, warrant or option for the purchase or other acquisition of any issued or unissued shares of ULC, except as contemplated by the Plan of Arrangement; and

(c)	ULC has no non-cash assets and no liabilities and has not carried on any business since its date of incorporation, other than as provided for herein and in the Plan of Arrangement.

2.7	Representations and Warranties of Extendicare Holding Partnership
     Extendicare Holding Partnership represents and warrants to and in favour of each of the other Parties as follows, and acknowledges that each of them is relying on such representations and warranties in connection with the matters contemplated in this Agreement:
(a)	the authorized capital of Extendicare Holding Partnership consists of a 0.01% general partner interest and an unlimited number of Class A Holding Partnership Units and an unlimited number of Exchangeable LP Units, of which a 0.01% general partner interest and one Class A Holding Partnership Unit is issued and outstanding, all of which are fully paid and non-assessable and are owned legally and beneficially by Holding GP (in the case of the 0.01% general partner interest) and Extendicare Trust (in the case of the one Class A Holding Partnership Unit);

(b)	at the date hereof, no Person holds any securities convertible into Holding Partnership Units or has any agreement, warrant, option or other right capable of becoming an agreement, warrant or option for the purchase or other acquisition of any issued or unissued Holding Partnership Units, except as contemplated by the Plan of Arrangement; and

(c)	Extendicare Holding Partnership has no non-cash assets or liabilities and has not carried on any business since its date of formation, other than as provided herein and in the Plan of Arrangement.
ARTICLE III
COVENANTS
3.1	General Covenants
     Each of the Parties covenants with the other Parties that it will:
(a)	use commercially reasonable efforts and do all things reasonably required of it to cause the Arrangement to become effective on or before November 30, 2006;

(b)	do and perform all such acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments as may reasonably be required, both prior to and following the Effective Date, to facilitate the carrying out of the intent and purposes of this Agreement; and

(c)	use commercially reasonable efforts to cause each of the conditions precedent set forth in Article 4, which are within its control, to be satisfied on or prior to the Effective Date.
3.2	Covenants of Extendicare
     Extendicare hereby covenants and agrees with each of the other Parties that it will:

(a)	until the Effective Date, not perform any act or enter into any transaction, nor permit any of its Subsidiaries to perform any act or enter into any transaction, which interferes or is inconsistent with the completion of the Arrangement;

(b)	as soon as practicable, apply to the Court pursuant to Section 192 of the CBCA for the Interim Order providing for, among other things, the calling and holding of the Meeting;

(c)	solicit proxies to be voted at the Meeting in favour of the Arrangement Resolution and prepare, as soon as practicable, in consultation with the other Parties, the Circular and proxy solicitation materials and any amendments or supplements thereto as required by, and in compliance with, the Interim Order and applicable law and, subject to receipt of the Interim Order, convene the Meeting as ordered by the Interim Order and conduct the Meeting in accordance with the Interim Order and as otherwise required by law;

(d)	in a timely and expeditious manner, file the Circular in all jurisdictions where the same is required to be filed by it and mail the same to the holders of Extendicare Shares in accordance with the Interim Order and applicable law;

(e)	ensure that the information set forth in the Circular relating to Extendicare and its Subsidiaries, and their respective businesses and properties and the effect of the Plan of Arrangement thereon will be true, correct and complete in all material respects and will not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they are made;

(f)	without limiting the generality of any of the foregoing covenants, until the Effective Date, except for any transactions required to give effect to the Pre-Arrangement Transactions:
(i)	not issue any additional Extendicare Shares (except pursuant to the exercise of outstanding Options in accordance with the terms thereof prior to the date hereof), or other securities or allow any of its Subsidiaries to issue any shares or other securities;

(ii)	not issue or enter into, or allow any of its Subsidiaries to issue or enter into, any agreement or agreements to issue or grant options, warrants or rights to purchase any of its shares or other securities or those of such Subsidiaries;

(iii)	except as specifically provided for hereunder and except in the case of ALC for such amendments to its articles and by-laws as are consistent with the description of its articles and by-laws in the Registration Statement, not alter or amend its articles or by-laws or those of its Subsidiaries as the same exist at the date of this Agreement;

(g)	prior to the Effective Date, make application to list the Extendicare Common Shares issuable under the Plan of Arrangement and the REIT Units (including REIT Units to be issued from time to time upon exchange of the Exchangeable LP Units) on the TSX;

(h)	prior to the Effective Date, make application to the Canadian securities regulatory authorities for such orders as may be necessary or desirable in connection with the Extendicare Common Shares, ALC Shares and REIT Units and other securities to be issued pursuant to the Arrangement;

(i)	perform the obligations required to be performed by it under the Plan of Arrangement and do all such other acts and things as may be necessary or desirable and are within its power and control in order to carry out and give effect to the Arrangement, including (without limitation) using commercially reasonable efforts to obtain:
(i)	the approval of holders of Extendicare Shares required for the implementation of the Arrangement;

(ii)	the Interim Order and, subject to the obtaining of all required consents, orders, rulings and approvals (including, without limitation, required approvals of Shareholders), the Final Order;

(iii)	such other consents, orders, rulings or approvals and assurances as are necessary or desirable for the implementation of the Arrangement, including those referred to in Section 4.1; and

(iv)	satisfaction of the other conditions precedent referred to in Section 4.1; and
(j)	upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Arrangement Filings in accordance with the CBCA.
3.3	Covenants of the REIT, Extendicare Trust, Holding GP, Extendicare Holding Partnership, Newco and ULC
     Each of the REIT, Extendicare Trust, Holding GP, Extendicare Holding Partnership, Newco and ULC hereby covenants and agrees with each of the other Parties that it will:
(a)	until the Effective Date, not carry on business or undertake any activity, except as otherwise contemplated by this Agreement and the Plan of Arrangement;

(b)	until the Effective Date, not perform any act or enter into any transaction, nor permit any of its Subsidiaries to perform any act or enter into any transaction, which interferes or is inconsistent with the completion of the Arrangement;

(c)	cooperate with and support Extendicare in its application for the Interim Order;

(d)	without limiting the generality of any of the foregoing covenants, until the Effective Date:
(i)	not issue any additional units, shares or other securities or allow any of its Subsidiaries to issue any units, shares or other securities;

(ii)	not issue or enter into, or allow any of its Subsidiaries to issue or enter into, any agreement or agreements to issue or grant options, warrants or rights to purchase any of its units, shares or other securities or those of such Subsidiaries; and

(iii)	except as specifically provided for hereunder, not alter or amend its articles, by-laws or other governing and constating documents, or those of its Subsidiaries, as the same exist at the date of this Agreement; and
(e)	perform the obligations required to be performed by it under the Plan of Arrangement and do all such other acts and things as may be necessary or desirable and are within its power and control in order to carry out and give effect to the Arrangement, including (without limitation) using commercially reasonable efforts to obtain:
(i)	such consents, orders, rulings or approvals and assurances as are necessary or desirable for the implementation of the Arrangement, including those referred to in Section 4.1, and

(ii)	satisfaction of the other conditions precedent referred to in Section 4.1.
3.4	Additional Covenants of the REIT
     The REIT hereby covenants and agrees with each of the other Parties that it will:
(a)	prior to the Effective Date, cooperate with Extendicare in making the application to list the REIT Units (including any REIT Units to be issued from time to time upon exchange of the Exchangeable LP Units) on the TSX; and

(b)	authorize for issuance the REIT Units which are to be issued from time to time upon exchange of the Exchangeable LP Units.
3.5	Covenants of ALC
     ALC hereby covenants and agrees with each of the other parties that it will:
(a)	file with the United States Securities and Exchange Commission the Registration Statement and shall use all commercially reasonable efforts to cause it to become effective under the United States Securities Exchange Act of 1934, as amended, prior to the ALC Distribution and to remain effective thereunder until completion of the ALC Distribution;

(b)	until the Effective Date, not perform any act or enter into any transaction, nor permit any of its Subsidiaries to perform any act or enter into any transaction, which interferes or is inconsistent with the completion of the Arrangement; and

(c)	file with the Secretary of State of Nevada the amended and restated Articles of Incorporation of ALC and adopt the By-laws, each as filed as part of the Registration Statement.
3.6	Final Order
     If the Interim Order and all Shareholder approvals as required in respect of the Arrangement are obtained, Extendicare shall promptly thereafter take the necessary steps to submit the Arrangement to the Court and apply for the Final Order in such fashion as the Court may direct and as soon as practicable following receipt of the Final Order, and subject to the satisfaction or waiver of the other conditions provided for in Article 4 hereof, Extendicare shall file the Arrangement Filings to give effect to the Arrangement pursuant to the Final Order.
ARTICLE IV
CONDITIONS
4.1	Mutual Conditions Precedent
     The respective obligations of the Parties to complete the transactions contemplated by this Agreement and for Extendicare to file the Arrangement Filings in order to give effect to the Arrangement shall be subject to satisfaction of the following conditions:
(a)	the Interim Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, not later than September 30, 2006 or such later date as the Parties may agree and shall not have been set aside or modified in a manner unacceptable to the Parties on appeal or otherwise;

(b)	the Arrangement Resolution shall have been approved by not less than two-thirds of the votes cast by the Shareholders, in person or by proxy, at the Meeting, with the Extendicare Multiple Voting Shares and Extendicare Subordinate Voting Shares, each being entitled to vote separately as a class;

(c)	the Final Order approving the Arrangement shall have been obtained from the Court in form and substance satisfactory to the Parties;

(d)	the Articles of Arrangement, together with a copy of the Plan of Arrangement and the Final Order and such other materials as may be required by the Director, in form and substance satisfactory to the Parties, shall have been filed with the Director in accordance with subsection 192(6) of the CBCA;

(e)	all necessary consents, orders, rulings, approvals, opinions and assurances, including regulatory, judicial, third party and advisor opinions, approvals and orders, required for the completion of the transactions provided for in the

Arrangement Agreement and the Plan of Arrangement shall have been obtained or received;
(f)	no action shall have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of, or damages on account of, or relating to, the Arrangement, there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Arrangement Agreement and no cease trading or similar order with respect to any securities of any of the Parties shall have been issued and remain outstanding;

(g)	all Options not exercised prior to the Meeting shall have been cancelled by Extendicare;

(h)	none of the consents, orders, rulings, decisions, approvals, opinions or assurances required for the implementation of the Arrangement shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by any of the Parties, each acting reasonably;

(i)	no law, regulation or policy shall have been proposed, enacted, promulgated or applied which interferes or is inconsistent with the completion of the Arrangement, including any material change to the income tax laws of Canada or the United States, or any province, state or territory thereof, or which would have a material adverse effect upon Shareholders, Extendicare or the REIT Group if the Arrangement is completed;

(j)	the conditional approval of the TSX of the listing of the Extendicare Common Shares issuable under the Plan of Arrangement and the REIT Units to be issued pursuant to the Arrangement (and upon exchange of the Exchangeable LP Units) shall have been obtained, subject only to the filing of required documents which cannot be filed prior to the Effective Date;

(k)	the Pre-Arrangement Transactions shall have been completed;

(l)	Shareholders holding more than 1% of the outstanding Extendicare Shares shall not have exercised their Dissent Rights;

(m)	Shareholders who immediately prior to the Effective Time are not resident in Canada within the meaning of the Income Tax Act (Canada) (based on reasonable evidence available to the board of directors of Extendicare) and who are to receive REIT Units under the Arrangement shall not, immediately following Closing, own in excess of 40% of all then outstanding REIT Units;

(n)	this Agreement shall not have been terminated under Article 5;

(o)	the Registration Statement shall have been declared effective by the United States Securities and Exchange Commission;

(p)	the Separation Agreement and Tax Allocation Agreement shall have been entered into; and

(q)	the conditional approval of the New York Stock Exchange to the listing of the shares of Class A common stock of ALC to be distributed pursuant to the ALC Distribution shall have been obtained, subject only to the filing of required documents which cannot be filed prior to the Effective Date.
4.2	Additional Conditions to Obligations of Each Party
     The obligation of each Party to complete the transactions contemplated by this Agreement is further subject to the condition, which may be waived by such Party without prejudice to its right to rely on any other condition in its favour, that the covenants of the other Parties to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by them and that the representations and warranties of the other Parties shall be true and correct in all material respects as at the Effective Date, with the same effect as if such representations and warranties had been made at, and as of, such time and each such Party shall receive a certificate, dated the Effective Date, of a senior officer of each other Party confirming the same.
4.3	Merger of Conditions
     The conditions set out in this Article 4 shall be conclusively deemed to have been satisfied, waived or released on the filing by Extendicare of the Arrangement Filings under the CBCA to give effect to the Plan of Arrangement.
ARTICLE V
AMENDMENT AND TERMINATION
5.1	Amendment and Waiver
     This Agreement may, at any time and from time to time before and after the holding of the Meeting, but not later than the Effective Date, be amended by the unanimous written agreement of the Parties without, subject to applicable law, further notice to or authorization on the part of their respective shareholders, unitholders or partners, as the case may be. Without limiting the generality of the foregoing, any such amendment may:
(a)	waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the Parties or satisfaction of any of the conditions precedent set forth in Article 4 of this Agreement;

(b)	waive any inaccuracies or modify any representation contained herein or in any document to be delivered pursuant hereto;

(c)	change the time for performance of any of the obligations, covenants or other acts of the Parties; or

(d)	make such alterations to this Agreement as the Parties may consider necessary or desirable in connection with the Interim Order.
5.2	Termination
     This Agreement may, at any time before or after the holding of the Meeting but prior to the filing of the Arrangement Filings giving effect to the Arrangement, be terminated by the mutual agreement of the Parties, without approval of the Shareholders. This Agreement shall terminate without any further action by the Parties if the Effective Date shall not have occurred on or before December 31, 2006.
5.3	Exclusivity
     None of the covenants of Extendicare contained herein shall prevent the board of directors of Extendicare from (i) responding as required by law to any unsolicited submission or proposal regarding any acquisition or disposition of its assets or assets of any of its Subsidiaries, or any unsolicited proposal to amalgamate, merge or effect an arrangement or any unsolicited acquisition proposal generally involving Extendicare or any of its Subsidiaries, or (ii) make any disclosure to its Shareholders with respect thereto, which in the judgment of the board of directors of Extendicare is required under applicable law.
ARTICLE VI
GENERAL
6.1	Notices
     Any notice or other communication required or permitted to be given hereunder will be in writing and will be given by prepaid first-class mail, by facsimile or other means of electronic communication or by delivery as hereafter provided. Any such notice or other communication, if mailed by prepaid first-class mail at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, will be deemed to have been received on the fourth Business Day after the post-marked date thereof, or if sent by facsimile or other means of electronic communication, will be deemed to have been received on the Business Day following the sending, or if delivered by hand, will be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address will also be governed by this Section. In the event of a general discontinuance of postal service due to strike, lock-out or otherwise, notices or other communications will be delivered by hand or sent by facsimile or other means of electronic communication and will be deemed to have been received in accordance with this Section. Notices and other communications will be addressed, in the case of each Party prior to the Effective Time and in the case of all the Parties, other than ALC, after the Effective Time, to or in care of:
Extendicare Inc.
3000 Steeles Avenue East
Markham, Ontario

L3R 9W2
Attention: Mel Rhinelander
Facsimile No.: (905) 470-4003
with a copy to:
Bennett Jones LLP
3400-One First Canadian Place
P.O. Box 130
Toronto, Ontario
M5X 1A4
Attention: Alan Bell
Facsimile No.: (416) 863-1716
In the case of ALC, after the Effective Time notices and other communications will be addressed, to or in care of:
Assisted Living Concepts, Inc.
111 West Michigan Street
Milwaukee, Wisconsin
Attention: Laurie Bebo
Facsimile No.: (414) 908-8123
6.2	Severability
     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party to this Agreement. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties to this Agreement will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.
6.3	Enurement
     This Agreement will be binding upon and enure to the benefit of the Parties to this Agreement and their respective successors and permitted assigns from time to time.
6.4	Assignment
     This Agreement may not be assigned by any Party to this Agreement without the prior written consent of each of the other Parties.

     Notwithstanding anything to the contrary contained herein, each Party to this Agreement shall have the right, without being released, to transfer or assign this Agreement to any third party as security for any bona fide financing or as security for any guarantee granted by such transferor in respect of the obligations of its Affiliates to such third party for any bona fide financing.
6.5	Governing Law
     This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each of the Parties agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Ontario, waives any objection which it may have now or later to the venue of that action or proceeding, irrevocably submits to the non-exclusive jurisdiction of those courts in that action or proceeding and agrees to be bound by any judgment of those courts.
6.6	Time of Essence
     Time is of the essence in respect of this Agreement.
6.7	Date for any Action
     In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.
6.8	Entire Agreement
     This Agreement, the Plan of Arrangement and the other agreements contemplated hereby and thereby constitute the entire agreement between the parties to this Agreement pertaining to the subject matter hereof. There are no warranties, conditions, or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement or as otherwise set out in writing and delivered at Closing. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made by any Party or its trustees, directors, officers, employees or agents, to any other Party or its trustees, directors, officers, employees or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement or as otherwise set out in writing and delivered at Closing. Accordingly, there will be no liability, either in tort or in contract, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, except to the extent aforesaid.
6.9	No Third Party Beneficiaries
     Except as otherwise provided in Section 6.4, this Agreement is not intended to confer on any Person other than the Parties any rights or remedies.

6.10	Counterparts
     This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument. Counterparts may be executed either in original or faxed form and the Parties adopt any signatures received by a receiving fax machine as original signatures of the Parties.
6.11	Further Assurances
     Each of the Parties will promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other Party may reasonably require from time to time for the purpose of giving effect to this Agreement and will use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.
     IN WITNESS WHEREOF the parties hereto have executed this Agreement.

EXTENDICARE REAL ESTATE INVESTMENT TRUST

Per:	(signed) J. Thomas MacQuarrie Name: J. Thomas MacQuarrie
Title: Trustee

EXTENDICARE TRUST

Per:	(signed) J. Thomas MacQuarrie Name: J. Thomas MacQuarrie
Title: Trustee

EXTENDICARE HOLDING GENERAL PARTNER INC.

Per:	(signed) Alvin G. Libin Name: Alvin G. Libin
Title: Authorized Signatory

EXTENDICARE LIMITED PARTNERSHIP, by its general partner EXTENDICARE HOLDING GENERAL PARTNER INC.

Per:	(signed) Alvin G. Libin Name: Alvin G. Libin
Title: Authorized Signatory

EXTENDICARE INC.

Per:	(signed) Mel Rhinelander Name: Mel Rhinelander
Title: President and Chief Executive Officer

EXTENDICARE ACQUISITION INC.

Per:	(signed) Alvin G. Libin Name: Alvin G. Libin
Title: Authorized Signatory

EXTENDICARE ULC

Per:	(signed) Alvin G. Libin Name: Alvin G. Libin
Title: Authorized Signatory

ASSISTED LIVING CONCEPTS, INC.

Per:	(signed) Laurie A. Bebo Name: Laurie A. Bebo
Title: President

EXHIBIT 1
PLAN OF ARRANGEMENT
UNDER THE PROVISIONS OF SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT
ARTICLE I
INTERPRETATION
1.1 Definitions.
In this Plan of Arrangement, the following terms have the following meanings:
“ALC” means Assisted Living Concepts, Inc., a corporation existing under the laws of Nevada;
“ALC Class A Shares” means shares of Class A common stock of ALC, par value US$0.01 per share, each share entitling the holder to one vote with respect to each matter presented to stockholders of ALC on which the holders of common stock are entitled to vote;
“ALC Class B Shares” means shares of Class B common stock of ALC, par value US$0.01 per share, each share entitling the holder to ten votes with respect to each matter presented to stockholders of ALC on which the holders of common stock are entitled to vote;
“Amalco Shares” means the common shares in the capital of Extendicare Amalco;
“Ancillary Rights” means, in respect of an Exchangeable LP Unit, the Exchange Rights and related Special Voting Units, collectively;
“Arrangement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to the proposed arrangement under Section 192 of the CBCA on the terms and conditions set forth in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and this Plan of Arrangement, respectively, together with those which may be made at the discretion of the Court in the Final Order;
“Arrangement Agreement” means the arrangement agreement dated September 11, 2006 among the REIT, Extendicare Trust, Holding GP, Extendicare Holding Partnership, Extendicare, Newco, ULC and ALC, pursuant to which such parties have proposed to implement the Arrangement, as amended, supplemented or modified from time to time in accordance with the terms thereof;
“Arrangement Filings” means a certified copy of the Final Order, together with this Plan of Arrangement, Articles of Arrangement, Notice of Registered Officers and Directors and Federal NUANS search for “Extendicare Inc.” to be filed pursuant to the CBCA;
“Arrangement Resolution” means the special resolution in respect of the Arrangement in substantially the form attached as Appendix A to the Circular;

“Business Day” means a day, other than a Saturday, Sunday or statutory or civic holiday, when banks are generally open for the transaction of business in Toronto, Ontario and New York, New York;
“CBCA” means the Canada Business Corporations Act, R.S.C. 1985 c. C-44, as amended, including the regulations promulgated thereunder;
“Certificate” means the certificate or certificates or other confirmation of filing to be issued by the Director pursuant to subsection 192(7) of the CBCA, in order to give effect to the Arrangement;
“Circular” means the management proxy circular of Extendicare relating to the Arrangement sent to Shareholders in connection with the Meeting;
“Class A Holding Partnership Units” means the Class A limited partnership units of Extendicare Holding Partnership;
“Closing” means the completion of the transactions contemplated by the Arrangement Agreement;
“Court” means the Ontario Superior Court of Justice (Commercial List);
“CRA” means the Canada Revenue Agency;
“Depository” means Computershare Investor Services Inc. at its offices referred to in the Letter of Transmittal and Election Form;
“Director” means the Director appointed under Section 260 of the CBCA;
“Dissent Procedure” means the procedure under Section 190 of the CBCA, as modified by the Interim Order, by which a Dissenting Shareholder exercises his, her or its Dissent Rights;
“Dissent Rights” means the right of a Shareholder, pursuant to the Interim Order and Section 190 of the CBCA, to dissent to the Arrangement Resolution and to be paid the fair value of the Extendicare Shares in respect of which the Shareholder dissents, all in accordance with Section 190 of the CBCA, subject to and as modified by the Interim Order and Section 4.1 of this Plan of Arrangement;
“Dissenting Shareholders” means registered holders of Extendicare Shares who validly exercise their Dissent Rights in accordance with the Dissent Procedure and “Dissenting Shareholder” means any one of them;
“Effective Date” means the date on which the Arrangement is effective under the CBCA as shown on the Certificate;
“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date, regardless of the time of Closing on that date;

“Elected Number” means, in respect of an Electing Shareholder, the number of Extendicare Common Shares the Electing Shareholder has specified to be transferred to Extendicare Holding Partnership in the applicable Letter of Transmittal and Election Form delivered by such Electing Shareholder to the Depository on or before the Election Deadline;
“Electing Shareholder” means a Shareholder (other than an Excluded Shareholder) that elects to transfer Extendicare Common Shares to Extendicare Holding Partnership in exchange for Exchangeable LP Units pursuant to, and in accordance with, the terms of the Arrangement;
“Election Deadline” means 5:00 p.m. (Toronto time) on the second Business Day immediately preceding the date of the Meeting or, if the Meeting is adjourned or postponed, such time on the second Business Day immediately preceding the date of such adjourned or postponed Meeting;
“Exchange and Support Agreement” means the exchange and support agreement to be entered into on the Effective Date among the REIT, Extendicare Trust and Extendicare Holding Partnership, pursuant to which Exchangeable LP Units may be exchanged for REIT Units, as the same may be amended, supplemented or modified from time to time in accordance with the terms thereof;
“Exchange Rights” means the exchange rights set out in the Exchange and Support Agreement and the Limited Partnership Agreement;
“Exchangeable LP Units” means the Class B limited partnership units of Extendicare Holding Partnership;
“Excluded Shareholder” means a Shareholder: (i) that is a Non-Resident; (ii) that is a Tax Exempt Shareholder; (iii) that is a partnership; (iv) that would acquire Exchangeable LP Units as a “tax shelter investment” for the purposes of the Tax Act; or (v) an interest in which is a “tax shelter investment” for the purposes of the Tax Act;
“Extendicare” means Extendicare Inc., a corporation continued under the laws of Canada;
“Extendicare Amalco” means the corporation continuing upon the amalgamation of Extendicare and Newco, as contemplated by the Arrangement and to be known as “Extendicare Inc.”;
“Extendicare Common Shares” means the new class of common shares in the capital of Extendicare having the rights, privileges, restrictions and conditions set out in Schedule A to this Plan of Arrangement, that are issued by Extendicare to holders of Extendicare Multiple Voting Shares and holders of Extendicare Subordinate Voting Shares pursuant to Sections 3.1(c) and 3.1(d), respectively, of this Plan of Arrangement;
“Extendicare Holding Partnership” means Extendicare Limited Partnership, a limited partnership formed under the laws of the Province of Ontario and a Subsidiary of the REIT;
“Extendicare Multiple Voting Shares” means the multiple voting shares in the capital of Extendicare;

“Extendicare Shares” means, collectively, the Extendicare Multiple Voting Shares and the Extendicare Subordinate Voting Shares;
“Extendicare Subordinate Voting Shares” means the subordinate voting shares in the capital of Extendicare;
“Extendicare Trust” means Extendicare Trust, an unincorporated open-ended limited purpose trust established under the laws of the Province of Ontario pursuant to the Trust Deed of Trust;
“Final Order” means the order of the Court approving the Arrangement to be applied for following the Meeting and to be granted pursuant to the provisions of Section 192 of the CBCA as such order may be affirmed, amended or modified by any court of competent jurisdiction;
“Holding GP” means Extendicare Holding General Partner Inc., a corporation incorporated under the laws of Canada and the general partner of Extendicare Holding Partnership;
“Interim Order” means the interim order of the Court dated September 13, 2006 under Section 192 of the CBCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the application of Extendicare, a copy of which is attached as Appendix D to the Circular, as such order may be affirmed, amended or modified by any court of competent jurisdiction;
“Letter of Transmittal and Election Form” means the letter of transmittal and election form enclosed with the Circular applicable to a holder of Extendicare Multiple Voting Shares or Extendicare Subordinate Voting Shares, as the case may be, pursuant to which such holder is required to deliver certificates representing Extendicare Multiple Voting Shares or Extendicare Subordinate Voting Shares, as the case may be, and may elect to receive, pursuant to the Arrangement, REIT Units or, unless such Shareholder is an Excluded Shareholder, Exchangeable LP Units or a combination of REIT Units and Exchangeable LP Units, for his, her or its Extendicare Common Shares;
“Limited Partnership Agreement” means the limited partnership agreement dated September 11, 2006 among Holding GP, Extendicare Trust and each Person who, from time to time becomes or is deemed to become a party thereto by reason of his, her or its registered ownership of LP Units;
“LP Units” means, collectively, the Class A Holding Partnership Units and the Exchangeable LP Units;
“Maximum Number of Exchangeable LP Units” means the maximum number of Exchangeable LP Units that may be issued by Extendicare Holding Partnership pursuant to the Arrangement, as determined by Holding GP in its sole and absolute discretion, provided that the Maximum Number of Exchangeable LP Units shall in no event exceed 35% of the number of outstanding Extendicare Common Shares immediately prior to the amalgamation of Extendicare and Newco pursuant to the Arrangement;
“Meeting” means the special meeting of Shareholders, and any adjournment(s) or postponement(s) thereof, to be held for the purpose of considering and, if thought advisable,

approving the Arrangement Resolution and other matters set out in the Notice of Meeting accompanying the Circular;
“Newco” means Extendicare Acquisition Inc., a corporation existing under the laws of Canada and a Subsidiary of the REIT;
“Newco Notes” means the unsecured, subordinated, interest bearing promissory notes issued by Newco pursuant to Section 3.1(g) of this Plan of Arrangement in a principal amount per Newco Note equal to the Weighted Average Trading Price of a REIT Unit;
“Newco Shares” means the common shares in the capital of Newco;
“Non-Resident” means a Person who is not resident in Canada within the meaning of the Tax Act;
“Person” means any individual, partnership, association, body corporate, trust, trustee, executor, administrator, legal representative, government, regulatory authority or any other entity;
“Plan of Arrangement” means this plan of arrangement, as amended, supplemented or modified from time to time in accordance with the terms hereof;
“REIT” means Extendicare Real Estate Investment Trust, an unincorporated open-ended limited purpose trust established under the laws of the Province of Ontario pursuant to the REIT Deed of Trust;
“REIT Deed of Trust” means the deed of trust dated September 11, 2006 governing the REIT, as amended, supplemented or modified from time to time in accordance with the terms thereof;
“REIT Unit” means a trust unit of the REIT (other than a Special Voting Unit) authorized and issued under the REIT Deed of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;
“Series 1 Trust Notes” means the Series 1, unsecured, subordinated, interest bearing promissory notes of Extendicare Trust issued pursuant to this Plan of Arrangement under the Trust Note Indenture;
“Shareholders” means the holders of Extendicare Shares from time to time, and “Shareholder” means any one of them;
“Special Voting Units” means the special voting units of the REIT authorized and issued to the holders of Exchangeable LP Units (other than the REIT, Extendicare Trust and Extendicare Holding Partnership) under the REIT Deed of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;
“Subsidiary” has the meaning given to that term in National Instrument 45-106 — Prospectus and Registration Exemptions on the date hereof;

“Tax Act” means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder;
“Tax Exempt Shareholder” means a Shareholder that is generally exempt from tax under Part I of the Tax Act;
“Trust Deed of Trust” means the deed of trust dated September 11, 2006 governing Extendicare Trust, as the same may be amended, supplemented or modified from time to time in accordance with the terms thereof;
“Trust Note Indenture” means the note indenture to be entered into on the Effective Date between Extendicare Trust and Computershare Trust Company of Canada, pursuant to which Extendicare Trust will, among other things, issue the Series 1 Trust Notes, as the same may be amended, supplemented or modified from time to time in accordance with the terms thereof;
“Trust Unit” means a unit authorized and issued under the Trust Deed of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;
“TSX” means the Toronto Stock Exchange;
“ULC” means Extendicare ULC, an unlimited liability company incorporated under the laws of the Province of Alberta;
“ULC Notes” means the unsecured, subordinated, interest bearing promissory notes issued by ULC pursuant to Section 3.1(k) of this Plan of Arrangement;
“ULC Shares” means the common shares in the capital of ULC; and
“Weighted Average Trading Price of a REIT Unit” means the number determined by dividing: (i) the aggregate dollar trading value of all REIT Units traded on the TSX measured over the ten (10) consecutive trading days immediately following the Effective Date by (ii) the total number of REIT Units sold over the TSX during such period.
1.2 In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:
(a)	references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Plan of Arrangement and not to any particular Article, Section or Schedule;

(b)	references to an “Article”, “Section”, “paragraph” or “Schedule” are references to an Article, Section, paragraph or Schedule of or to this Plan of Arrangement;

(c)	words importing the singular shall include the plural and vice versa, words importing gender shall include the masculine, feminine and neuter genders;

(d)	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(e)	the word “including”, when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(f)	a reference to a statute or code includes every regulation made pursuant thereto, all amendments to the statute or code or to any such regulation in force from time to time, and any statute, code or regulation which supplements or supersedes such statute, code or regulation; and

(g)	each of the REIT, Extendicare Trust, Holding GP, Extendicare Holding Partnership, Extendicare, Newco and ULC acknowledges the obligations of the REIT and Extendicare Trust under this Plan of Arrangement shall not be personally binding upon any of the trustees of the REIT or the trustees of Extendicare Trust, or any registered or beneficial holder of REIT Units, Special Voting Units or Trust Units or any beneficiary under a plan of which a holder of such units acts as a trustee or carrier, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the REIT or Extendicare Trust arising hereunder or arising in connection herewith or from the matters to which this Plan of Arrangement relates, if any, including without limitation, claims based on negligence or otherwise tortious behavior, and recourse shall be limited to, and satisfied only out of, the “Fund Assets” of the REIT or “Trust Assets” of Extendicare Trust, as the case may be, as defined in their respective Deeds of Trust, both dated as of September 11, 2006, as amended from time to time.
1.3 The following schedules to this Plan of Arrangement are incorporated by reference herein and form part of this Plan of Arrangement.
Schedule A – Extendicare Common Share Provisions
Schedule B – Extendicare Amalco Article Provisions
1.4 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.
ARTICLE II
ARRANGEMENT AGREEMENT
2.1 This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.
2.2 This Plan of Arrangement, upon the filing of the Arrangement Filings in accordance with the CBCA and the Final Order, will, subject to Section 4.1, become effective on, and be binding on and after the Effective Time on: the REIT; Extendicare Trust; Holding GP; Extendicare Holding Partnership; Extendicare; the Shareholders; Newco; and ULC.
2.3 The filing of the Arrangement Filings shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence set out therein.
ARTICLE III
ARRANGEMENT
3.1 On the Effective Date, each of the events set out below shall be deemed to occur at the Effective Time in the order set forth below without further act or formality:
(a)	the Extendicare Subordinate Voting Shares and the Extendicare Multiple Voting Shares held by Dissenting Shareholders who have validly exercised Dissent Rights shall be deemed to have been transferred to Extendicare and cancelled and shall cease to be outstanding and such Dissenting Shareholders shall cease to have any rights as Shareholders other than the right to be paid the fair value of their Extendicare Subordinate Voting Shares and/or their Extendicare Multiple Voting Shares, as the case may be, in accordance with Section 4.1;

(b)	the articles of Extendicare shall be amended
(i)	to create an unlimited number of common shares designated as Common Shares and having attached thereto the rights, privileges, restrictions and conditions set out in Schedule A attached hereto; and

(ii)	to decrease the authorized share capital by cancelling all of the authorized Class I Preferred Shares and Class II Preferred Shares and by deleting the rights, privileges, restrictions and conditions attached to the Class I Preferred Shares and Class II Preferred Shares;
(c)	each Extendicare Subordinate Voting Share shall be exchanged by the holder thereof with Extendicare for one Extendicare Common Share and one ALC Class A Share;

(d)	each Extendicare Multiple Voting Share shall be exchanged by the holder thereof with Extendicare for 1.075 Extendicare Common Shares and one ALC Class B Share;

(e)	(i)	Extendicare shall reduce the aggregate amount in the stated capital account it maintains for the Extendicare Multiple Voting Shares to nil, and shall add an amount equal to the aggregate amount of such reduction to the stated capital account it maintains for the Extendicare Common Shares;

(ii)	Extendicare shall reduce the aggregate amount in the stated capital account it maintains for the Extendicare Subordinate Voting Shares to nil, and shall add an amount equal to the aggregate amount of such reduction to the stated capital account it maintains for the Extendicare Common Shares; and

(iii)	the Extendicare Multiple Voting Shares and Extendicare Subordinate Voting Shares exchanged under clauses (c) and (d) shall be cancelled, and the articles of Extendicare shall be amended to further decrease the authorized share capital by cancelling all of the authorized Extendicare Subordinate Voting Shares and Extendicare Multiple Voting Shares and by deleting the rights, privileges, restrictions and conditions attaching to the Extendicare Multiple Voting Shares and Extendicare Subordinate Voting Shares;
(f)	each issued and outstanding Extendicare Common Share in respect of which an Electing Shareholder has validly elected to receive an Exchangeable LP Unit (except for greater certainty, any such Extendicare Common Share elected to be transferred in consideration for Exchangeable LP Units exceeding the holder’s pro rata allocation of the Maximum Number of Exchangeable LP Units) shall be transferred to Extendicare Holding Partnership free and clear of all liens, claims and encumbrances in consideration for Exchangeable LP Units and related Ancillary Rights on a one-for-one basis;

(g)	each issued and outstanding Extendicare Common Share not transferred to Extendicare Holding Partnership under paragraph (f) above shall be transferred to Newco free and clear of all liens, claims and encumbrances in consideration for a Newco Note;

(h)	each Newco Note shall be transferred to the REIT free and clear of all liens, claims and encumbrances in consideration for a REIT Unit, with the result that the number of REIT Units received by a Shareholder shall be equal to the number of Extendicare Common Shares transferred by the holder to Newco under paragraph (g) above;

(i)	the Newco Notes held by the REIT shall be transferred to Extendicare Trust free and clear of all liens, claims and encumbrances in consideration for Series 1 Trust Notes and Trust Units with an aggregate value equal to the aggregate principal amount of the Newco Notes so transferred;

(j)	the Newco Notes held by Extendicare Trust shall be transferred to Extendicare Holding Partnership free and clear of all liens, claims and encumbrances in consideration for that number of Class A Holding Partnership Units of Extendicare Holding Partnership equal to the number of Extendicare Common Shares transferred to Newco pursuant to paragraph (g) above;

(k)	the Newco Notes held by Extendicare Holding Partnership shall be transferred to ULC free and clear of all liens, claims and encumbrances for ULC Notes and ULC Shares with an aggregate value equal to the aggregate principal amount of the Newco Notes so transferred;

(l)	the Extendicare Common Shares held by Extendicare Holding Partnership shall be transferred to ULC free and clear of all liens, claims and encumbrances pursuant to a joint election under Section 85(2) of the Tax Act in consideration for ULC Shares;

(m)	the Extendicare Common Shares held by ULC shall be transferred to Newco free and clear of all liens, claims and encumbrances pursuant to a joint election under Section 85(1) of the Tax Act in consideration for Newco Shares;

(n)	a portion of the Newco Notes held by ULC shall be transferred to Newco free and clear of all liens, claims and encumbrances in consideration for Newco Shares, and the Newco Notes so transferred shall be cancelled; and

(o)	Extendicare and Newco (collectively, the “predecessor corporations”) shall amalgamate pursuant to the laws of Canada to form Extendicare Amalco, with the effect that:
(i)	all of the property of the predecessor corporations held immediately before the amalgamation (except any amounts receivable from any predecessor corporation or shares of any predecessor corporation) shall become the property of Extendicare Amalco;

(ii)	all of the liabilities of the predecessor corporations immediately before the amalgamation (except any amounts payable to any predecessor corporation) shall become liabilities of Extendicare Amalco;

(iii)	all of the issued and outstanding Extendicare Common Shares held by Newco immediately before the amalgamation shall be cancelled without repayment of capital;

(iv)	any existing cause of action, claim or liability to prosecution of either of the predecessor corporations shall be unaffected;

(v)	any civil, criminal or administrative action or proceeding pending by or against either of the predecessor corporations may be continued to be prosecuted by or against Extendicare Amalco;

(vi)	a conviction against, or ruling, order or judgment in favour of or against, either of the predecessor corporations may be enforced by or against Extendicare Amalco;

(vii)	the articles and by-laws of Extendicare Amalco shall be the same as the articles and by-laws of Newco with the articles being set out in Schedule B hereto; and

(viii)	the Newco Shares and the Newco Notes held by ULC immediately before the amalgamation shall become Amalco Shares and Extendicare Amalco debt, respectively, by virtue of the amalgamation, and the stated capital of the Amalco Shares will be equal to the stated capital of the Newco Shares immediately before such amalgamation.
3.2 Subject to Section 3.3, with respect to the elections required to be made by a Shareholder (other than any Dissenting Shareholder) in order to dispose of Extendicare Common Shares pursuant to Section 3.1(f):
(a)	each such Shareholder shall make such election by depositing with the Depository a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, indicating such Shareholder’s election, together with certificates representing such Shareholder’s Extendicare Shares; and

(b)	any Shareholder who does not deposit with the Depository a completed Letter of Transmittal and Election Form prior to the Election Deadline or otherwise fails to comply with the requirements of Section 3.2(a) and the Letter of Transmittal and Election Form shall be deemed to have elected to dispose of all of his, her or its Extendicare Common Shares to Newco pursuant to Section 3.1(g).
3.3 With respect to any election required to be made by a Shareholder in order to effect the transfer of Extendicare Common Shares pursuant to Section 3.1(f), subject to the Shareholder otherwise satisfying the conditions to such election, such Shareholder may so elect in respect of all or any portion of the aggregate number of Extendicare Common Shares to be received by such Shareholder pursuant to Sections 3.1(c) and (d). If a Shareholder receives a combination of REIT Units and Exchangeable LP Units (together with Ancillary Rights), the Shareholder shall be considered to have disposed of all of his, her or its Extendicare Common Shares in consideration for the aggregate REIT Units and Exchangeable LP Units (together with Ancillary Rights) so received. In the event that the aggregate Elected Number of all Electing Shareholders is greater than the Maximum Number of Exchangeable LP Units, the Exchangeable LP Units will be allocated on a pro rata basis to each Electing Shareholder in accordance with the following formula: the Maximum Number of Exchangeable LP Units divided by the aggregate Elected Number of all Electing Shareholders multiplied by the Elected Number of the particular Electing Shareholder. Each Electing Shareholder will be deemed to have elected to exchange that number of Extendicare Common Shares for Exchangeable LP Units that results in the Electing Shareholder receiving Exchangeable LP Units equal to the number of Exchangeable LP Units allocated to such Electing Shareholder and the balance of such Electing Shareholder’s Extendicare Common Shares shall be transferred to Newco in exchange for Newco Notes pursuant to Section 3.1(g) (subject to rounding).
3.4 With respect to each Shareholder (other than Dissenting Shareholders), on the Effective Date:

(a)	upon the exchange of Extendicare Subordinate Voting Shares with Extendicare for one Extendicare Common Share and one ALC Class A Share pursuant to Section 3.1(c) , the former holder of Extendicare Subordinate Voting Shares shall be added to the register of Extendicare Common Shares and the name of such holder shall be removed from the register of holders of Extendicare Subordinate Voting Shares as it relates to the Extendicare Subordinate Voting Shares so exchanged;

(b)	upon the exchange of Extendicare Multiple Voting Shares with Extendicare for 1.075 Extendicare Common Shares and one ALC Class B Share pursuant to Section 3.1(d) , the former holder of Extendicare Multiple Voting Shares shall be added to the register of Extendicare Common Shares and the name of such holder shall be removed from the register of holders of Extendicare Multiple Voting Share as it relates to the Extendicare Multiple Voting Shares so exchanged;

(c)	upon the transfer of Extendicare Common Shares to Extendicare Holding Partnership in consideration for Exchangeable LP Units and related Ancillary Rights pursuant to Section 3.1(f):
(i)	such former holder of Extendicare Common Shares shall be added to the register of holders of Exchangeable LP Units and Special Voting Units, added as a party to the Limited Partnership Agreement and the Exchange and Support Agreement and the name of such holder shall be removed from the register of holders of Extendicare Common Shares as it relates to the Extendicare Common Shares so transferred; and

(ii)	Extendicare Holding Partnership shall become the holder of the Extendicare Common Shares so transferred and shall be added to the register of holders of Extendicare Common Shares;
(d)	upon the transfer of Extendicare Common Shares to Newco in consideration for Newco Notes pursuant to Section 3.1(g):
(i)	such former holder of Extendicare Common Shares shall be added to the register of holders of Newco Notes and the name of such holder shall be removed from the register of holders of Extendicare Common Shares as it relates to the Extendicare Common Shares so transferred; and

(ii)	Newco shall become the holder of the Extendicare Common Shares so transferred and shall be added to the register of holders of Extendicare Common Shares; and
(e)	upon the transfer of Newco Notes to the REIT in consideration for REIT Units pursuant to Section 3.1(h):
(i)	such former holder of Newco Notes shall be added to the register of holders of REIT Units and the name of such holder shall be removed from the register of holders of the Newco Notes as it relates to the Newco Notes so transferred; and

(ii)	the REIT shall become the holder of the Newco Notes so transferred and shall be added to the register of the holder of Newco Notes.
3.5 On the Effective Date:
(a)	upon the transfer of Newco Notes by the REIT to Extendicare Trust in consideration for Series 1 Trust Notes and Trust Units pursuant to Section 3.1(i):
(i)	the REIT shall cease to be the holder of the Newco Notes so transferred and the name of the REIT shall be removed from the register of holders of Newco Notes as it relates to the Newco Notes so transferred;

(ii)	Extendicare Trust shall become the holder of the Newco Notes so transferred and shall be added to the register of holders of the Newco Notes; and

(iii)	Extendicare Trust shall issue to the REIT the Series 1 Trust Notes and the Trust Units issuable to the REIT on the basis set forth in Section 3.1(i) and the name of the REIT shall be added to the registers of holders of the Series 1 Trust Notes and the Trust Units;
(b)	upon the transfer of Newco Notes by Extendicare Trust to Extendicare Holding Partnership in consideration for Class A Holding Partnership Units pursuant to Section 3.1(j):
(i)	Extendicare Trust shall cease to be the holder of the Newco Notes so transferred and the name of Extendicare Trust shall be removed from the register of holders of Newco Notes as it relates to the Newco Notes so transferred;

(ii)	Extendicare Holding Partnership shall become the holder of the Newco Notes so transferred and shall be added to the register of holders of the Newco Notes; and

(iii)	Extendicare Holding Partnership shall issue to Extendicare Trust the Class A Holding Partnership Units issuable to Extendicare Trust on the basis set forth in Section 3.1(j) and the name of Extendicare Trust shall be added to the register of holders of the Class A Holding Partnership Units;
(c)	upon the transfer of Newco Notes by Extendicare Holding Partnership to ULC in consideration for ULC Notes and ULC Shares pursuant to Section 3.1(k):
(i)	Extendicare Holding Partnership shall cease to be the holder of the Newco Notes so transferred and the name of Extendicare Holding Partnership shall be removed from the register of holders of Newco Notes as it relates to the Newco Notes so transferred;

(ii)	ULC shall become the holder of the Newco Notes so transferred and shall be added to the register of holders of the Newco Notes; and

(iii)	ULC shall issue to Extendicare Holding Partnership ULC Notes and ULC Shares issuable to Extendicare Holding Partnership on the basis set forth in Section 3.1(k) and the name of Extendicare Holding Partnership shall be added to the register of holders of ULC Notes and ULC Shares;
(d)	upon the transfer of Extendicare Common Shares by Extendicare Holding Partnership to ULC pursuant to Section 3.1(l):
(i)	Extendicare Holding Partnership shall cease to be the holder of the Extendicare Common Shares so transferred and the name of Extendicare Holding Partnership shall be removed from the register of holders of Extendicare Common Shares as it relates to the Extendicare Common Shares so transferred;

(ii)	ULC shall become the holder of the Extendicare Common Shares so transferred and shall be added to the register of holders of Extendicare Common Shares; and

(iii)	ULC shall issue to Extendicare Holding Partnership ULC Shares issuable to Extendicare Holding Partnership on the basis set forth in Section 3.1(l) and the name of Extendicare Holding Partnership shall be added to the register of holders of ULC Shares;
(e)	upon the transfer of Extendicare Common Shares by ULC to Newco pursuant to Section 3.1(m):
(i)	ULC shall cease to be the holder of the Extendicare Common Shares so transferred and the name of ULC shall be removed from the register of holders of Extendicare Common Shares as it relates to the Extendicare Common Shares so transferred;

(ii)	Newco shall become the holder of the Extendicare Common Shares so transferred and shall be added to the register of holders of Extendicare Common Shares; and

(iii)	Newco shall issue to ULC the Newco Shares issuable to ULC on the basis set forth in Section 3.1(m) and the name of ULC shall be added to the register of holders of Newco Shares;
(f)	Upon the transfer of Newco Notes by ULC to Newco pursuant to Section 3.1(n), the register of the holders of Newco Notes shall be adjusted to reduce the principal amount of Newco Notes held by ULC and the register of holders of

Newco Shares shall be adjusted to reflect the additional Newco Shares issued to ULC; and
(g)	upon the amalgamation of Extendicare and Newco pursuant to Section 3.1(o):
(i)	Newco shall be removed from the register of holders of Extendicare Common Shares; and

(ii)	ULC shall be added to the register of holders of Amalco Shares.
3.6 A Shareholder, who is not an Excluded Shareholder, may elect to transfer Extendicare Common Shares to Extendicare Holding Partnership pursuant to Section 3.1(f). A Shareholder who has transferred Extendicare Common Shares pursuant to Section 3.1(f) shall be entitled to make an income tax election pursuant to subsection 97(2) of the Tax Act (and the analogous provisions of provincial income tax law) with respect thereto by providing two signed copies of the necessary election forms to Holding GP, on behalf of Extendicare Holding Partnership, within 60 days following the Effective Date, duly completed with the details of the number of Extendicare Common Shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, subject to the election forms complying with the provisions of the Tax Act (and applicable provincial tax law), the election forms will be signed by Holding GP on behalf of Extendicare Holding Partnership and one copy thereof shall be forwarded by mail to such former Shareholders within 30 days after the receipt thereof by Holding GP, on behalf of Extendicare Holding Partnership for filing by such former Shareholders with the CRA (and/or the applicable provincial taxing authority). Extendicare Holding Partnership will not be responsible for the proper completion and filing of any election form and, except for the obligation of Extendicare Holding Partnership to so sign and return properly completed election forms which are received by Extendicare Holding Partnership within 60 days of the Effective Date, Extendicare Holding Partnership will not be responsible for any taxes, interest or penalties resulting from the failure by a former Shareholder to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (and any applicable provincial legislation).
ARTICLE IV
DISSENTING SHAREHOLDERS
4.1 Each registered Shareholder shall have the right to dissent with respect to the Arrangement. The right of dissent will be effected in accordance with Section 190 of the CBCA, as modified by the Interim Order, provided that a Dissenting Shareholder who for any reason is not entitled to be paid the fair value of the holder’s Extendicare Shares shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting Shareholder pursuant to Section 3.1(g). The fair value of the Extendicare Shares of a Dissenting Shareholder shall be determined as of the point in time immediately prior to the approval of the Arrangement Resolution by the Shareholders in accordance with Section 190 of the CBCA, but in no event shall Extendicare or Extendicare Amalco be required to recognize such Dissenting Shareholders as shareholders of Extendicare or Extendicare Amalco after the Effective Date, and the names of such holders shall be removed from the applicable register of shareholders. For greater certainty, in addition to any other restrictions in Section 190 of the CBCA, no Shareholder who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.
ARTICLE V
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES
5.1 From and after the Effective Time, certificates formerly representing Extendicare Shares under the Arrangement shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to Section 4.1, to receive the fair value of the Extendicare Shares represented by such certificates.
5.2 Extendicare Amalco and the REIT shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former Shareholder of a duly completed Letter of Transmittal and Election Form, and certificates representing such Extendicare Shares and such additional documents as the Depository may reasonably require, either:
(a)	forward or cause to be forwarded by first class mail (postage prepaid) to such former Shareholder at the address specified in the Letter of Transmittal and Election Form; or

(b)	if requested by such Shareholder in the Letter of Transmittal and Election Form, make available or cause to be made available at the Depository for pickup by such Shareholder, certificates representing the number of REIT Units and/or Exchangeable LP Units, and ALC Class A Shares and ALC Class B Shares issued to such holder or to which such holder is entitled pursuant to the Arrangement.
5.3 If any certificate which immediately prior to the Effective Time represented an interest in outstanding Extendicare Shares that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to have been lost, stolen or destroyed, the Depository will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the Person is entitled pursuant to the Arrangement (and any distributions with respect thereto) as determined in accordance with the Arrangement. The Person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of the REIT, Extendicare Holding Partnership, Extendicare and ALC and their respective transfer agents, which bond is in form and substance satisfactory to each of the REIT, Extendicare Holding Partnership, Extendicare and ALC, and their respective transfer agents, or shall otherwise indemnify the REIT, Extendicare Holding Partnership, Extendicare and ALC and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.
5.4 All distributions made with respect to any REIT Units, Exchangeable LP Units, ALC Class A Shares or ALC Class B Shares allotted and issued or transferred pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the

Depository to be held by the Depository for the registered holder thereof. All monies received by the Depository shall be held by it upon such terms as the Depository may reasonably deem appropriate. The Depository shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depository in such form as the Depository may reasonably require, such distributions to which such holder is entitled, net of applicable withholding and other taxes, upon delivery of the certificates representing REIT Units, Exchangeable LP Units, ALC Class A Shares or ALC Class B Shares, if any, issued to such holder in accordance with section 5.2 of this Plan of Arrangement.
5.5 Subject to any applicable escheat laws, any certificate formerly representing Extendicare Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature, including the right of the holder of such Extendicare Shares to receive ALC Class A Shares and/or ALC Class B Shares contemplated by Sections 3.1(c) and (d) and to receive REIT Units and/or Exchangeable LP Units together with Ancillary Rights contemplated by Sections 3.1(f) and/or (h). REIT Units, Exchangeable LP Units and Ancillary Rights issued or made pursuant to the Arrangement shall be deemed to be surrendered to the REIT (in the case of the REIT Units contemplated by Section 3.1(h)) and to Extendicare Holding Partnership and the REIT (in the case of the Exchangeable LP Units and Special Voting Units contemplated by Section 3.1(f)), together with all distributions thereon held for such holder. ALC Class A Shares and ALC Class B Shares not distributed shall remain the property of Extendicare Amalco.
5.6 No fractional REIT Units or Exchangeable LP Units shall be issued pursuant to the Arrangement. In the event that any exchange ratio referred to herein would in any case result in a former holder of Extendicare Shares being entitled to a fractional REIT Unit or Exchangeable LP Unit, such REIT Units or Exchangeable LP Units shall be rounded to the nearest whole number, provided that each beneficial former holder of Extendicare Shares, shall be entitled to the benefit of only one adjustment in respect of each of such holder’s REIT Units or Exchangeable LP Units.
ARTICLE VI
WITHHOLDING RIGHTS
6.1 Extendicare, the REIT, Extendicare Holding Partnership and the Depository shall be entitled to deduct and withhold from any consideration or distribution otherwise payable to any former holder of Extendicare Shares, such amounts as Extendicare, the REIT, Extendicare Holding Partnership and the Depository is required to deduct and withhold with respect to such payment under the Tax Act or any provision of any federal, provincial, territorial, state, local or foreign tax law. Amounts so withheld shall be treated for all purposes as having been paid to the former holder of the Extendicare Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. Extendicare, the REIT, Extendicare Holding Partnership and the Depository, on behalf of the Shareholder, shall be entitled to sell or otherwise dispose of such portion of the consideration (including converting any ALC Class B Shares into ALC Class A Shares under the ALC constating documents and selling or disposing of such ALC Class A Shares) as is necessary to provide sufficient funds, after expenses, to enable it to comply with such deduction or withholding requirements and shall notify the former holder thereof and remit to the former holder any unapplied balance of the net proceeds of such sale. Such ALC Class A Shares may be sold by private sale (including by way of sale through the facilities of any stock exchange upon which the ALC Class A Shares are then listed).
ARTICLE VII
AMENDMENTS
7.1 The parties to the Arrangement Agreement may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) filed with the Court and, if made following the Meeting, approved by the Court; and (iii) communicated to holders of Extendicare Shares, if and as required by the Court.
7.2 Any amendment of, modification or supplement to this Plan of Arrangement may be proposed by Extendicare at any time prior to or at the Meeting with or without any other prior notice or communication, and if so proposed and accepted by the Shareholders at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.
7.3 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time but shall only be effective if it is consented to by each of the REIT, Extendicare Trust, Holding GP, Extendicare Holding Partnership, Extendicare Amalco and ULC, provided that it concerns a matter which, in the reasonable opinion of the REIT, Extendicare Trust, Holding GP, Extendicare Holding Partnership, Extendicare Amalco and ULC is of an administrative nature or required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the REIT, Extendicare Trust, Holding GP, Extendicare Holding Partnership, Extendicare Amalco, ULC or any former Shareholder.

SCHEDULE A
EXTENDICARE COMMON SHARE PROVISIONS
Rights, Privileges, Restrictions and Conditions attaching to Common Shares
The Common Shares shall have attached thereto, as a class, the following rights, privileges, restrictions and conditions:
The holders of the Common Shares shall be entitled to:
(a)	one vote for each Common Share held at all meetings of shareholders of the Corporation, other than meetings at which only the holders of another class or series of shares are entitled to vote separately as a class or series;
(b)	receive any dividend declared by the Corporation in respect of the Common Shares; and
(c)	receive the remaining property of the Corporation upon dissolution.
Other Provisions
The following provisions shall be applicable to the Corporation:
(a)	the Corporation shall have a lien on the shares registered in the name of a shareholder or his legal representative for a debt of that shareholder to the Corporation; and
(b)	the directors may appoint one or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of the shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

SCHEDULE B
EXTENDICARE AMALCO ARTICLE PROVISIONS
Name of Amalgamated Corporation
The name of the Amalgamated Corporation shall be Extendicare Inc.
Registered Office
The registered office of the Amalgamated Corporation shall be located at 3000 Steeles Avenue East, Markham, Ontario L3R 9W2, in the Province of Ontario.
Restrictions on Business and Powers
There are no restrictions on the business that the Amalgamated Corporation may carry on or on the powers that the Amalgamated Corporation may exercise.
Authorized Capital
Unlimited number of Common Shares.
Rights, Privileges, Restrictions and Conditions attaching to Common Shares
The Common Shares shall have attached thereto, as a class, the following rights, privileges, restrictions and conditions:
The holders of the Common Shares shall be entitled to:
(a)	one vote for each Common Share held at all meetings of shareholders of the Amalgamated Corporation, other than meetings at which only the holders of another class or series of shares are entitled to vote separately as a class or series;

(b)	receive any dividend declared by the Amalgamated Corporation in respect of the Common Shares;

(c)	receive the remaining property of the Amalgamated Corporation upon dissolution;

(d)	the Amalgamated Corporation shall have a lien on the shares registered in the name of a shareholder or his legal representative for a debt of that shareholder to the Amalgamated Corporation; and

(e)	the directors may appoint one or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of the shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

APPENDIX F

Genuity Capital Markets
Scotia Plaza, Suite 4900
40 King Street W, PO Box 1007
Toronto, ON M5H 3Y2

T 416.603.3000
F 416.603.3099
genuitycm.com
August 28, 2006
The Independent Committee of the Board of Directors
Extendicare Inc.
3000 Steeles Avenue East, Suite 700
Markham, ON L3R 9W2
To the Independent Committee of the Board of Directors:
     Genuity Capital Markets (“Genuity”) understands that Extendicare Inc. (the “Company”) proposes to enter into an agreement (the “Arrangement Agreement”) pursuant to which the Company will complete a reorganization to be implemented by a plan of arrangement (the “Arrangement”) and which will involve: (a) the spin-off of Assisted Living Concepts, Inc. (“ALC”) to the holders of the subordinate voting shares of the Company (the “Subordinate Voting Shares”) and the holders of the multiple voting shares of the Company (the “Multiple Voting Shares”); and (b) after giving effect to the spin-off of ALC, the conversion of the Company into Extendicare Real Estate Investment Trust (the “REIT”), a Canadian real estate investment trust. Under the terms of the Arrangement, holders of Subordinate Voting Shares will receive one unit of the REIT (a “REIT Unit”) (or, in the case of an eligible shareholder who so elects, one Class B limited partnership unit (an “Exchangeable Unit”) of Extendicare Holding Partnership (the “Partnership”), exchangeable for one REIT Unit) and one share of Class A common stock of ALC (an “ALC Subordinate Voting Share”) for each Subordinate Voting Share held (collectively, the “Subordinate Voting Share Consideration”). Under the terms of the Arrangement, holders of Multiple Voting Shares will receive 1.075 REIT Units (or, in the case of an eligible shareholder who so elects, 1.075 Exchangeable Units) and one share of Class B common stock of ALC for each Multiple Voting Share held. The terms of the Arrangement will be more fully-described in a management proxy circular (the “Arrangement Circular”) to be mailed to the holders of the Subordinate Voting Shares and the holders of the Multiple Voting Shares (collectively, the “Shareholders”) in connection with the Arrangement.
     The Independent Committee (the “Independent Committee”) of the Board of Directors (the “Board”) of the Company has retained Genuity to provide financial advice relating to the Arrangement and matters incidental thereto that may be used by the Independent Committee in advising and making recommendations to the Board in respect of the Arrangement, and to prepare and deliver to the Independent Committee Genuity’s opinion as to the fairness, from a financial point of view, to the holders of the Subordinate Voting Shares of the Subordinate Voting Share Consideration (the “Fairness Opinion”). Genuity has not prepared a valuation of the Company or any of its securities or assets, and the Fairness Opinion should not be construed as such. Genuity has, however, conducted such analyses as it considers necessary in the circumstances. In addition, the Fairness Opinion is not, and should not be construed as, advice as to the price at which

Subordinate Voting Shares or Multiple Voting Shares (before the completion of the Arrangement), or REIT Units or ALC Subordinate Voting Shares (after the completion of the Arrangement) may trade at any future date. Genuity was similarly not engaged to review any legal, tax or accounting aspects of the Arrangement.
Engagement
     The Independent Committee initially contacted Genuity regarding a potential advisory assignment in April 2006, and Genuity was formally engaged by the Independent Committee through an agreement between the Company and Genuity (the “Engagement Agreement”) dated April 24, 2006. The Engagement Agreement provides the terms upon which Genuity has agreed to act as the Independent Committee’s financial advisor in connection with the Arrangement and to provide the Fairness Opinion. The terms of the Engagement Agreement provide that Genuity is to be paid a fee for its services as financial advisor, including a fee on delivery of the Fairness Opinion; these fees are not contingent on the completion of the Arrangement. In addition, Genuity is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances.
     Genuity consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof (provided such summary is in a form acceptable to Genuity) in the Arrangement Circular and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province of Canada and with the United States Securities and Exchange Commission (the “SEC”).
Relationship with Interested Parties
     Neither Genuity, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company or any of its associates or affiliates. Genuity has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Company or any of its associates or affiliates within the past two years, other than the services provided under the Engagement Agreement. There are no understandings, agreements or commitments between Genuity and the Company or any of its associates or affiliates with respect to any future business dealings. Genuity may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company, the REIT, ALC or any of their respective associates or affiliates.
     In the ordinary course of our business, Genuity acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company or any of its associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, Genuity conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, the Arrangement, the REIT or ALC.

Credentials of Genuity Capital Markets
     Genuity is an independent investment bank providing a full range of corporate finance, merger and acquisition, financial restructuring, institutional sales and trading, and equity research services. Genuity has professionals and offices across Canada, as well as in the United States. The Fairness Opinion expressed herein represents the opinion of Genuity, and the form and content hereof have been approved for release by a committee of its principals, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.
Scope of Review
     In connection with the Fairness Opinion, Genuity reviewed, considered, and relied upon (without attempting to verify independently the completeness or accuracy thereof) or carried out, among other things, the following:
1.	a draft of the Arrangement Agreement dated August 22, 2006;

2.	a draft of the Arrangement Circular dated August 23, 2006;

3.	the registration statement on Form 10 of ALC filed with the SEC on June 7, 2006;

4.	amendment no. 1 to the registration statement on Form 10 of ALC filed with the SEC on July 20, 2006;

5.	the audited financial statements of the Company and each of Extendicare Health Services, Inc. (“EHSI”) and Extendicare Canada Inc. (“ECI”) as at and for each of the three years ended December 31, 2003, 2004 and 2005;

6.	the interim unaudited financial reports of the Company and each of EHSI and ECI as at and for the three months ended March 31, 2006 and the six months ended June 30, 2006;

7.	internal management projections for the REIT and ALC provided by management of the Company for the year ending December 31, 2006;

8.	draft pro forma balance sheets of each of the REIT and ALC as at June 30, 2006;

9.	draft pro forma income statements of the REIT and ALC for the year ended December 31, 2005 and the six months ended June 30, 2006;

10.	public information relating to the business, operations, financial performance and stock trading history of selected public companies considered by us to be relevant;

11.	public information with respect to other transactions of a comparable nature considered by Genuity to be relevant, including transactions involving multiple classes of shares;

12.	research reports relating to the Company and other public companies considered by Genuity to be relevant;

13.	public information regarding the senior care industry;

14.	presentations by and discussions with Lehman Brothers Inc. and CIBC World Markets Inc. regarding various alternative transactions;

15.	a draft (#3) of the declaration of trust governing the REIT, received on August 24, 2006;

16.	a draft (#2) of the declaration of trust governing Extendicare Trust (the “Trust”), received on August 24, 2006;

17.	the articles of incorporation of ALC;

18.	a draft of the separation agreement, to be entered into as of the effective date of the Arrangement (the “Effective Date”) between the Company and ALC, dated August 23, 2006;

19.	a draft of the tax allocation agreement, to be entered into as of the Effective Date between EHSI and ALC, dated August 10, 2006;

20.	representations contained in a certificate addressed to us, dated as of the date hereof (the “Company Certificate”), from senior officers of the Company as to, among other things, the completeness and accuracy of the Company Information (as defined below);

21.	discussions with the Independent Committee, management of the Company and legal and tax counsel to each of the Independent Committee and the Company; and

22.	other corporate, industry and financial market information, investigations and analyses as Genuity considered necessary or appropriate in the circumstances.
     Genuity also considered the consideration to be received by the holders of Subordinate Voting Shares relative to the consideration to be received by the holders of the Multiple Voting Shares.
     Subject to the next following sentence, Genuity has not, to its knowledge, been denied access by the Company to any information requested by Genuity. Genuity did not meet with the Company’s auditors and, with the Independent Committee’s consent, has assumed the accuracy and fair presentation of, and has relied upon, the audited consolidated financial statements of the Company and the reports of the auditors thereon.
Prior Valuations
     The Company has represented to Genuity that there have not been any prior valuations (as defined in Ontario Securities Commission Rule 61-501) of the Company or its material assets or its securities in the past twenty-four month period. The Company has advised that for purposes of its proposed debt refinancings in the United States and Canada that Extendicare has arranged for current appraisals to be conducted on approximately 134 of its owned U.S. facilities and seven of its owned Canadian facilities. In respect of the U.S. appraisals, the process is in progress and no information has been received by Extendicare to date. In respect of the Canadian facilities, Extendicare has received appraisals either in final form or on preliminary draft basis which are subject to further revision.
Assumptions and Limitations
     With the Independent Committee’s permission, Genuity has relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, documents, advice, opinions or representations, whether in written, electronic or oral form, obtained by it from public sources, senior management of the Company, and their associates, affiliates, consultants and advisors or otherwise (collectively, the “Company Information”) and we have assumed that the Company Information did not omit to state any material fact or any fact necessary to be stated to make the Company Information not misleading. The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of the Company Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Company Information. With respect to the projections provided to Genuity and used in the analysis supporting the Fairness Opinion, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the matters covered thereby and in rendering the Fairness Opinion we express no view as to the reasonableness of such projections or the assumptions on which they are based.
     With the Independent Committee’s permission, Genuity has assumed that there are no agreements, undertakings, commitments or understandings (written or oral, formal or informal) relating to the Arrangement, except as have been disclosed in the Arrangement Circular.
     Senior officers of the Company have represented to Genuity in a certificate delivered as of the date hereof, among other things, that (i) the Company Information provided by the Company or any of its subsidiaries or affiliates or their respective agents or representatives to Genuity for the purpose of preparing the Fairness Opinion was, at the date the Company Information was provided to Genuity, and is, at the date hereof, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact and did not and does not omit to state a material fact necessary to make the Company Information or any statement contained therein not misleading in light of the circumstances under which the Company Information was provided or any statement was made; and that (ii) since the dates on which the Company Information was provided to Genuity, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in the Company Information or any part thereof which would have or which could reasonably be expected to have a material effect on the Fairness Opinion.
     The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company and its subsidiaries and affiliates, as they were reflected in the Company Information and as they have been represented to Genuity in discussions with management of the Company. In its analyses and in preparing the Fairness Opinion, Genuity made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Genuity or any party involved in the Arrangement.
     In preparing the Fairness Opinion, Genuity has made several assumptions, including that all of the conditions required to implement the Arrangement will be met and that the disclosure provided or incorporated by reference in the Arrangement Circular with respect to the Company, its subsidiaries and affiliates and the Arrangement will be accurate in all material respects.
     Genuity has also assumed that all draft documents referred to under “Scope of Review” above are accurate reflections, in all material respects, of the final form of such documents.
     The Fairness Opinion has been provided for the use of the Independent Committee and the Board and may not be used by any other person or relied upon by any person other than the Independent Committee without the express prior written consent of Genuity. The Fairness Opinion is given as of the date hereof, and Genuity disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion that may come or be brought to Genuity’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, Genuity reserves the right to change, modify or withdraw the Fairness Opinion.
     Genuity believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not reasonably susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any Shareholder as to how such Shareholder should vote on the Arrangement, or any matter related thereto, and does not address any aspect of the unitholder rights plan for the REIT to be voted on by Shareholders if the Arrangement is approved.
Fairness Conclusion
     Based upon and subject to the foregoing, Genuity is of the opinion that, as of the date hereof, the Subordinate Voting Share Consideration is fair, from a financial point of view, to the holders of the Subordinate Voting Shares.
Yours very truly,

APPENDIX G

CIBC WORLD MARKETS INC.
BCE Place
161 Bay Street, 6th Floor
Toronto, Ontario M5J 2S8

August 28, 2006
The Board of Directors of
Extendicare Inc.
3000 Steeles Avenue East
Markham, Ontario
L3R 9W2

To the Board of Directors:
CIBC World Markets Inc. (“CIBC World Markets” or “we”) understands that Extendicare Inc. (“Extendicare” or the “Company”) is proposing to enter into an agreement (the “Arrangement Agreement”) in connection with a proposed transaction (the “Arrangement”) that would result in:
i)	the spin-off by Extendicare of its equity in Assisted Living Concepts, Inc. (“ALC”), an operator of 206 assisted living facilities in the United States totaling 8,251 units, to Extendicare’s existing shareholders; and
ii)	the conversion of Extendicare into a real estate investment trust, which will operate 232 long-term care facilities in Canada and the United States with capacity for approximately 26,500 residents and a small number of assisted living facilities in Canada and the United States (the “Extendicare REIT”).
We also understand that the Arrangement would be effected by plan of arrangement pursuant to section 192 of the Canada Business Corporations Act (the “CBCA”).
Pursuant to the Arrangement, holders of Extendicare’s multiple voting shares (“Extendicare Multiple Voting Shares”) will receive, for each Extendicare Multiple Voting Share:
a)	1.0 Class B share of ALC (“ALC Multiple Voting Shares”); and

b)	at their election, either 1.075 trust units of Extendicare REIT (“Extendicare REIT Units”) or 1.075 Class B limited partnership units (“Exchangeable LP Units”) of Extendicare Holding Partnership.
Pursuant to the Arrangement, holders of Extendicare subordinate voting shares (“Extendicare Subordinate Voting Shares”) will receive, for each Extendicare Subordinate Voting Share:
a)	1.0 Class A share of ALC (“ALC Subordinate Voting Shares”); and

b)	at their election, either 1.0 Extendicare REIT Unit or 1.0 Exchangeable LP Unit.
An aggregate maximum of 24.7 million Exchangeable LP Units will be issued pursuant to the Arrangement. We understand that Extendicare shareholders who, for Canadian federal income tax purposes, are non-residents, tax exempt shareholders, partnerships or are intending to acquire Exchangeable LP Units as a “tax shelter investment” will not be eligible to receive Exchangeable LP Units. Each Exchangeable LP Unit is intended to be the economic equivalent of an Extendicare REIT Unit and is exchangeable by the holder into one Extendicare REIT Unit.

The completion of the Arrangement will be conditional upon, among other things, approval by a minimum of two-thirds of the votes cast by the holders of Extendicare Subordinate Voting Shares and by a minimum of two-thirds of the votes cast by the holders of Extendicare Multiple Voting Shares, each class of shareholders voting separately, at the special meeting to be held on or about October 16, 2006 (the “Special Meeting”). In addition, the completion of the Arrangement will be subject to approval by the Ontario Superior Court of Justice (Commercial List) pursuant to the requirements of the CBCA.
We also understand that the terms and conditions of the Arrangement, the business of the Extendicare REIT and ALC and related matters will be described in an information circular dated on or about September 13, 2006 and related documents (the “Information Circular”), which will be mailed to Extendicare shareholders in connection with the Special Meeting.
Engagement of CIBC World Markets
By letter agreement dated May 12, 2006 (the “Engagement Agreement”), the Company retained CIBC World Markets to act as financial advisor to the Company and the Board of Directors of the Company (the “Board of Directors”) in connection with the Arrangement. Pursuant to the Engagement Agreement, the Company has requested that we prepare and deliver to the Board of Directors our written opinion (the “Opinion”) as to the fairness, from a financial point of view, of the consideration to be received by holders of Extendicare Multiple Voting Shares and holders of Extendicare Subordinate Voting Shares pursuant to the Arrangement.
CIBC World Markets will be paid a fee for rendering the Opinion and such fee is not contingent upon completion of the Arrangement. In addition, CIBC World Markets will be paid a fee upon completion of the Arrangement. The Company has also agreed to indemnify CIBC World Markets in respect of certain liabilities that might arise out of our engagement.
Credentials of CIBC World Markets
CIBC World Markets is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC World Markets and the form and content herein have been approved for release by a committee of our managing directors and internal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.
Scope of Review
In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:
i)	A draft dated August 24, 2006 of the Arrangement Agreement;

ii)	A draft dated August 24, 2006 of the Plan of Arrangement;

iii)	A draft dated August 24, 2006 of the Deed of Trust of Extendicare REIT;

iv)	A draft dated August 23, 2006 of the Information Circular;

v)	The Form 10-12B filings of ALC dated June 7, 2006, July 21, 2006 and August 25, 2006;

vi)	The audited financial statements, annual reports and annual information forms of the Company for the fiscal years ended December 31, 2003, 2004 and 2005;

vii)	The interim reports and comparative unaudited financial statements of the Company for the quarters ended March 31, 2006 and June 30, 2006;

viii)	Analysis of the income tax implications of the Arrangement and the forecast income tax position of Extendicare REIT prepared by the Company’s management and reviewed by Bennett Jones LLP, the Company’s tax counsel, and KPMG LLP, the Company’s tax advisor;

ix)	Certain internal financial, operational, corporate and other information concerning the Company, Extendicare REIT, ALC and the Arrangement that was prepared or provided by the management of the Company, including internal operating and financial projections prepared by the Company’s management;

x)	Trading statistics and selected financial information of the Company and other selected real estate investment trusts, assisted living centre operators and health care providers and other companies considered by us to be relevant;

xi)	Various reports published by equity research analysts and industry sources regarding the Company, and other public companies carrying on business in the health care, senior care and real estate industries, to the extent deemed relevant by us;

xii)	Certificates addressed to us, dated as of the date hereof, from senior officers of the Company as to the completeness and accuracy of the respective information provided to us by them; and

xiii)	Such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.
In addition, CIBC World Markets participated in discussions with management of Extendicare regarding the Arrangement and the past and current business operations, financial conditions and future prospects of the Company. CIBC World Markets also participated in discussions with Bennett Jones LLP, Extendicare’s external legal counsel and with KPMG LLP, Extendicare’s tax advisor, regarding the Arrangement and related matters.
We also understand that, in connection with the Arrangement, the Board of Directors has appointed an independent committee (the “Independent Committee”) and that the Independent Committee has appointed Genuity Capital Markets as its exclusive financial advisor in connection therewith.
Assumptions and Limitations
Our Opinion is subject to the assumptions, explanations and limitations set forth below.
We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of the Company or any its affiliates and our Opinion should not be construed as such.
With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company or its affiliates or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. Without limiting the foregoing, we have not met with the Company’s independent auditors and we have relied upon and assumed the accuracy and fair presentation of the Company’s audited financial statements and the reports of the auditors thereon.
With respect to historical financial data, operating and financial forecasts and budgets provided to us concerning the Company, Extendicare REIT and ALC and relied upon in our analysis, we have assumed (subject to the exercise of our professional judgment) that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of management of the Company, having regard to the Company’s, Extendicare REIT’s and ALC’s business, plans, financial condition and prospects.
We have assumed that all of the representations and warranties in the Arrangement Agreement are correct as of the date hereof and that the Arrangement will be completed substantially in accordance with the requirements of the Arrangement Agreement without any variation in terms and conditions, and in accordance with all applicable laws.
The Company has represented to us, in a certificate of two senior officers of the Company, dated as at the date hereof, among other things, that the information, data and other materials provided to us by or on behalf of the Company, including the written information and discussions referred to above under the heading “Scope of Review” (collectively, the “Information”), are complete and correct at the date the Information was provided to us and that, since the date of the Information, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.
Except as expressly noted above under the heading “Scope of Review”, we have not conducted any investigation concerning the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its affiliates. We have not attempted to verify independently any of the information concerning the Company or any of its affiliates.
We have, with respect to all legal, tax and accounting matters relating to the Arrangement and the implementation thereof, relied upon Extendicare’s management, legal counsel, tax counsel and tax advisors, and have assumed the accuracy of the disclosure, including the validity and efficacy of the procedures being followed to implement the Arrangement, all as described in the draft Information Circular, and we do not express any opinion thereon. We do not express any opinion with respect to the tax consequences to Extendicare or any holder of Extendicare’s securities that may arise as a result of the completion of the Arrangement. We have assumed that Extendicare will not suffer any material negative tax consequences as a result of the Arrangement. We have also assumed that no material amount of Extendicare REIT Units will be redeemed in the foreseeable future and that the Extendicare REIT Units will qualify as a “unit trust” and “mutual fund trust” as such terms are defined in the Income Tax Act (Canada) (“ITA”), and will be qualified investments under the ITA for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans.
We understand that, prior to our entering into the Engagement Agreement, the Company retained Lehman Brothers Inc. as a financial advisor to explore potential strategic alternatives. CIBC World Markets did not participate in that process and has not been asked to solicit, develop, consider or review potential alternatives to the Arrangement.
Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they were represented to us in our discussions with management of the Company. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, capital markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement.

In providing this Opinion, we express no opinion as to the trading price or value of the Extendicare REIT Units, the Exchangeable LP Units, the ALC Multiple Voting Shares, or the ALC Subordinate Voting Shares following the announcement or completion of the Arrangement.
This Opinion has been provided to the Board of Directors for its use only in connection with considering the Arrangement Agreement and may not be disclosed to any other person, relied upon by any other person, published or used by the Board of Directors for any other purpose without the prior written consent of CIBC World Markets. This Opinion is not to be construed as a recommendation to any shareholder of the Company concerning the Arrangement or how to vote at the Special Meeting.
This Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion is inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after today.
Opinion
Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that:
a) the consideration to be received by the holders of Extendicare Multiple Voting Shares pursuant to the Arrangement is fair, from a financial point of view, to the holders of Extendicare Multiple Voting Shares; and
b) the consideration to be received by the holders of Extendicare Subordinate Voting Shares pursuant to the Arrangement is fair, from a financial point of view, to the holders of the Extendicare Subordinate Voting Shares.
Yours very truly,

APPENDIX H
SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT
Right to dissent — s.190(1)
(1)	Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to:
(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)	amalgamate otherwise than under section 184;

(d)	be continued under section 188;

(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)	carry out a going-private transaction or a squeeze-out transaction.
Further right — s.190(2)
(2)	A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.
If one class of shares — s.190(2.1)
(2.1)	The right to dissent described in subsection (2) applies even if there is only one class of shares.
Payment for shares — s.190(3)
(3)	In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.
No partial dissent — s.190(4)
(4)	A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.
Objection — s.190(5)
(5)	A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution — s.190(6)
(6)	The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.
Demand for payment — s.190(7)
(7)	A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing:
(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.
Share certificate — s.190(8)
(8)	A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.
Forfeiture — s.190(9)
(9)	A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.
Endorsing certificate — s.190(10)
(10)	A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificate to the dissenting shareholder.
Suspending of rights — s.190(11)
(11)	On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where:
(a)	the shareholder withdraws that notice before the corporation makes an offer under subsection (12);

(b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice; or

(c)	the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

Offer to pay — s.190(12)
(12)	A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice:
(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.
Same terms — s.190(13)
(13)	Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.
Payment — s.190(14)
(14)	Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.
Corporation may apply to court — s.190(15)
(15)	Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.
Shareholder application to court — s.190(16)
(16)	If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.
Venue — s.190(17)
(17)	An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.
No security for costs — s.190(18)
(18)	A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).
Parties — s.190(19)
(19)	On an application to a court under subsection (15) or (16),
(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court — s.190(20)
(20)	On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.
Appraisers — s.190(21)
(21)	A court may in its discretion appoint one or more appraisers to assist the court to fix a fair market value for the shares of the dissenting shareholders.
Final order — s.190(22)
(22)	The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.
Interest — s.190(23)
(23)	A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.
Notice that subsection (26) applies — s.190(24)
(24)	If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.
Effect where subsection (26) applies — s.190(25)
(25)	If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may:
(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.
Limitation — s.190(26)
(26)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that:
(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

APPENDIX I
FINANCIAL STATEMENTS

AUDITORS’ REPORT
To the Trustees of Extendicare Real Estate Investment Trust
We have audited the balance sheet of Extendicare Real Estate Investment Trust as at September 11, 2006. This financial statement is the responsibility of the Trust’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free of material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation.
In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Trust as at September 11, 2006, in accordance with Canadian generally accepted accounting principles.
(signed) “KPMG LLP”
Chartered Accountants
Toronto, Canada
September 13, 2006

EXTENDICARE REAL ESTATE INVESTMENT TRUST
BALANCE SHEET
As at September 11, 2006

(dollars)

Assets
Cash	100

100

UNITHOLDERS’ EQUITY
REIT Units (note 3)	100
Subsequent event (note 4)

100

Approved by the Board of Trustees

(signed) “Alvin G. Libin”	(signed) “J. Thomas MacQuarrie”

Alvin G. Libin	J. Thomas MacQuarrie
See accompanying notes to the balance sheet.

EXTENDICARE REAL ESTATE INVESTMENT TRUST
NOTES TO BALANCE SHEET
As at September 11, 2006
(all amounts in Canadian dollars, except number of units)
1.	The REIT
Extendicare Real Estate Investment Trust (the “REIT”) is an unincorporated, open-ended real estate investment trust established under and governed by the laws of the Province of Ontario by a declaration of trust dated September 11, 2006.
2.	Basis of Presentation
This balance sheet has been prepared in accordance with Canadian generally accepted accounting principles.
3.	Unitholders’ Equity
(a)	Authorized:
Unlimited REIT Units
Unlimited Special Voting Units
(b)	Issued and outstanding:

	Number of REIT Units	Amount
Issued on initial organization on September 11, 2006	1	$100
(i)	REIT Units
An unlimited number of REIT Units may be issued pursuant to the REIT Deed of Trust. Each REIT Unit is transferable and represents an equal undivided beneficial interest in any distributions from the REIT if, as and when declared by the Trustees, whether of net income, net realized capital gains or other amounts, and in the net assets of the REIT in the event of its termination or winding-up. Each REIT Unit entitles the holder to one vote at all meetings of Voting Unitholders.
REIT Units are redeemable at any time upon demand by the Unitholder. The Unitholder shall be entitled to receive a price per REIT Unit in cash equal to the lesser of:
(a)	95% of the market value of the REIT Unit based on the volume weighted average quoted trading price for the 10 consecutive days ending on the trading day immediately prior to the redemption date; and

(b)	100% of the closing price of the REIT Unit quoted for trading on the redemption date.
REIT Units may be purchased by the REIT for cancellation. The REIT Units have no other conversion, retraction, redemption or pre-emptive rights.
(ii)	Special Voting Units
Pursuant to the REIT Deed of Trust and the Exchange and Support Agreement, the REIT will issue Special Voting Units to the holders of Exchangeable LP Units. The Special Voting Units will carry such number of votes, in the aggregate, exercisable at any meeting at which Voting Unitholders are entitled to vote, equal to the number of REIT Units into which the Exchangeable LP Units are exchangeable. Special Voting Units do not confer upon the holder thereof any other rights. The holders of the Special Voting Units are not entitled to any interest or share in the REIT or any distributions of any nature whatsoever from the REIT and will not have any beneficial interest in any assets of the REIT on termination or winding-up of the REIT. Upon the exchange, redemption or conversion of an Exchangeable LP Unit for a REIT Unit, the Special Voting Unit will immediately be cancelled without any further action of the Trustees, and the former holder of such Special Voting Unit will cease to have any rights with respect thereto.

4.	Subsequent Event
On September 11, 2006, Extendicare Real Estate Investment Trust, Extendicare Trust, Extendicare Holding General Partner Inc., Extendicare Limited Partnership, Extendicare Inc., Extendicare Acquisition Inc., Extendicare ULC and Assisted Living Concepts, Inc. (“ALC”) entered into an arrangement agreement (the “Arrangement Agreement”). The purpose of the transactions contemplated by the Arrangement Agreement is to distribute ALC Class A Shares and ALC Class B Shares to the holders of Extendicare Subordinate Voting Shares and Extendicare Multiple Voting Shares, respectively, and after giving effect to this distribution, to convert Extendicare Inc. from a corporate structure into a Canadian real estate investment trust.
Pursuant to the terms of the Arrangement Agreement, holders of Extendicare Inc. Multiple Voting Shares will ultimately receive for each Extendicare Multiple Voting Share (a) one ALC Class B Share and (b) 1.075 REIT Units or, subject to certain limitations, 1.075 Exchangeable LP Units, and holders of Extendicare Inc. Subordinate Voting Shares will ultimately receive for each Extendicare Subordinate Voting Share (a) one ALC Class A Share, and (b) one REIT Unit or, subject to certain limitations, one Exchangeable LP Unit.
The transactions contemplated by the Arrangement Agreement are subject to regulatory, judicial and shareholder approval and are anticipated to be effective on or about November 1, 2006.

COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
To the Board of Directors of Extendicare Inc.
We have read the accompanying unaudited pro forma consolidated balance sheet of Extendicare Real Estate Investment Trust as at June 30, 2006 and the unaudited pro forma consolidated statement of earnings for the six months then ended and for the year ended December 31, 2005, and have performed the following procedures:
1.	Compared the figures in the columns captioned “Extendicare Inc.” to the unaudited financial statements of Extendicare Inc. (the “Company”) as at June 30, 2006 and for the six months then ended, and the audited financial statements of the Company for the year ended December 31, 2005, as revised, respectively, and found them to be in agreement.
2.	Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:
(a)	The basis for determination of the pro forma adjustments; and

(b)	Whether the pro forma financial statements comply as to form in all material respects with the Ontario Securities Act and related regulations.
          The officials:
(a)	described to us the basis for determination of the pro forma adjustments, and

(b)	stated that the pro forma financial statements comply as to form in all material respects with the Ontario Securities Act and related regulations except that the pro forma consolidated statement of earnings for the six months ended June 30, 2006 has been prepared as if the transactions described in Note 1 had taken place on January 1, 2006.
3.	Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
4.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the column captioned “Extendicare Inc.” as at June 30, 2006 and for the six months then ended, and for the year ended December 31, 2005, and found the amounts in the column captioned “Pro forma Extendicare Real Estate Investment Trust” to be arithmetically correct.
A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.
(signed) “KPMG LLP”
Chartered Accountants
Toronto, Canada
September 13, 2006

EXTENDICARE REAL ESTATE INVESTMENT TRUST
PRO FORMA CONSOLIDATED BALANCE SHEET
As at June 30, 2006
(Unaudited)

		Pro Forma Adjustments
		Removal of
		Adjusted			Pro Forma
		Assisted			Extendicare
		Living			Real Estate
	Extendicare	Concepts, Inc.		Note	Investment
(thousands of dollars)	Inc.	(note 2 (A) (i))	Other	Ref.	Trust

Assets
Current assets
Cash and short-term investments	32,920	(4,822)	(500)	2 (A) (iv)	26,704
			17,641	2 (A) (vi)
			(18,535)	2 (A) (vii)
Marketable securities	2,647		(2,647)	2 (A) (ii)
Accounts receivable	181,128	(6,801)			174,327
Income taxes recoverable	13,463	4,501			17,964
Future income tax asset	25,279	(397)	1,556	2 (A) (viii)	26,438
Supplies, prepaids, inventory	26,576	(5,688)			20,888

	282,013	(13,207)	(2,485)		266,321
Property and equipment	1,095,929	(412,184)			683,745
Goodwill and other intangible assets	96,441	(20,783)			75,658
Other assets	136,813	(6,693)	(183)	2 (A) (ii)	133,803
			15,069	2 (A) (v)
			(11,370)	2 (A) (v)
			(333)	2 (A) (v)
			500	2 (A) (iv)

	1,611,196	(452,867)	1,198		1,159,527
Equity accounted investments	74,908				74,908

	1,686,104	(452,867)	1,198		1,234,435

See accompanying notes to the unaudited pro forma consolidated balance sheet.

EXTENDICARE REAL ESTATE INVESTMENT TRUST
PRO FORMA CONSOLIDATED BALANCE SHEET
As at June 30, 2006
(Unaudited)

		Pro Forma Adjustments
		Removal
		of Adjusted
		Assisted			Pro Forma
		Living			Extendicare
	Extendicare	Concepts, Inc.		Note	Real Estate
(thousands of dollars)	Inc.	(note 2 (A) (i))	Other	Ref.	Investment Trust

Liabilities
Current liabilities
Accounts payable	35,242	(4,363)			30,879
Accrued liabilities	218,866	(24,349)	(5,021)	2 (A) (vii)	189,496
Accrual for self-insured liabilities	19,534	(335)			19,199
Future income tax liability	15,570		(15,570)	2 (A) (viii)
Current maturities of long-term debt	21,212	(2,939)	(960)	2 (A) (iv)	23,611
			6,298	2 (A) (iv)

	310,424	(31,986)	(15,253)		263,185
Accrual for self-insured liabilities	40,991	(1,278)			39,713
Long-term debt	767,693	(99,668)	20,046	2 (A) (iii)	896,946
			(416,830)	2 (A) (iv)
			625,705	2 (A) (iv)
Other long-term liabilities	71,373	(8,378)	(5,048)	2 (A) (v)	53,446
			(4,501)	2 (A) (vi)
Future income tax liability	21,528	(4,281)	1,839	2 (A) (v)	18,372
			1,626	2 (A) (vi)
			(2,340)	2 (A) (viii)
Due from ALC — interest bearing advance		(36,520)	36,520	2 (A) (ii)

	1,212,009	(182,111)	241,764		1,271,662

Shareholders’/Unitholders’ Equity
Share capital	309,231		(16,789)	2 (A) (iii)
			24,572	2 (A) (vi)
			(317,014)	2 (A) (x)
REIT units			317,014	2 (A) (x)	317,014
Exchangeable partnership units			—	2 (A) (x)
Contributed surplus	441		63	2 (A) (vi)
			(504)	2 (A) (vi)
Retained earnings	206,565	(270,756)	(78,415)	2 (A) (ii)	(350,276)
			(3,257)	2 (A) (iii)
			(30,611)	2 (A) (v)
			(3,615)	2 (A) (vi)
			(13,514)	2 (A) (vii)
			(118,496)	2 (A) (viii)
			(38,177)	2 (A) (ix)
Foreign currency translation adjustment	(42,142)		38,177	2 (A) (ix)	(3,965)

	474,095	(270,756)	(240,566)		(37,227)

	1,686,104	(452,867)	(1,198)		1,234,435

See accompanying notes to the unaudited pro forma consolidated balance sheet.

EXTENDICARE REAL ESTATE INVESTMENT TRUST
PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
For the Six Months Ended June 30, 2006
(Unaudited)

		Pro Forma Adjustments
		Removal			Pro Forma
		of Adjusted			Extendicare
		Assisted Living			Real Estate
	Extendicare	Concepts, Inc.		Note	Investment
(thousands of dollars)	Inc.	(note 2 (B) (i))	Other	Ref.	Trust

Revenue	977,428	(126,365)	1,257	2 (B) (ii)	852,320
Operating and administrative costs	841,190	(89,099)	952	2 (B) (ii)	752,015
			(1,028)	2 (B) (vi)

Earnings before undernoted	136,238	(37,266)	1,333		100,305
Lease costs	15,067	(7,994)			7,073
Depreciation and amortization	33,603	(9,016)			24,587
Accretion	678				678
Interest, net	32,372	(4,590)	22,538	2 (B) (iv)	34,299
			(18,643)	2 (B) (iv)
			1,537	2 (B) (iv)
			(1,008)	2 (B) (iv)
			631	2 (B) (iv)
			83	2 (B) (iv)
			1,379	2 (B) (viii)
Valuation adjustment on interest rate caps	(462)		462	2 (B) (v)
Loss (gain) from asset disposals, restructuring charges, impairment and other items	8,346	(2,618)	50,185	2 (B) (iii)	109,131
			(462)	2 (B) (v)
			1,989	2 (B) (ix)
			13,514	2 (B) (xi)
			38,177	2 (B) (xii)

Earnings (loss) from continuing health care operations before income taxes	46,634	(13,048)	(109,049)		(75,463)

Income taxes
Current (recovery)	20,865	(5,823)	119	2 (B) (ii)	125,635
			(21,413)	2 (B) (iii)
			(1,725)	2 (B) (iv)
			141	2 (B) (vi)
			137,962	2 (B) (vii)
			(538)	2 (B) (viii)
			(64)	2 (B) (x)
			(3,889)	2 (B) (xiii)
Future (reduction)	13,551	(117)	1,839	2 (B) (iii)	(2,567)
			(19,466)	2 (B) (vii)
			1,626	2 (B) (ix)

	34,416	(5,940)	94,592		123,068

Earnings (loss) from continuing health care operations	12,218	(7,108)	(203,641)		(198,531)
Share of equity accounted earnings	2,453				2,453

Earnings (loss) from continuing operations	14,671	(7,108)	(203,641)		(196,078)
Loss from discontinued operations, net of income taxes	(3,311)				(3,311)

Net earnings (loss)	11,360	(7,108)	(203,641)		(199,389)

Loss per Unit/Exchangeable LP Unit
Basic and diluted
Loss from continuing operations					(2.78)
Net loss					(2.83)

See accompanying notes to the unaudited pro forma consolidated statement of earnings.

EXTENDICARE REAL ESTATE INVESTMENT TRUST
PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
For the Year Ended December 31, 2005
(Unaudited)

		Pro Forma Adjustments
		Removal			Pro Forma
		of Adjusted			Extendicare
	Extendicare	Assisted Living			Real Estate
	Inc.	Concepts, Inc.		Note	Investment
(thousands of dollars)	(restated)	(note 2 (C) (i))	Other	Ref.	Trust

Revenue	1,962,862	(241,402)	1,914	2 (C) (ii)	1,723,374
Operating and administrative costs	1,664,563	(169,729)	1,390	2 (C) (ii)	1,493,933
			(2,291)	2 (C) (vi)

Earnings before undernoted	298,299	(71,673)	2,815		229,441
Lease costs	30,162	(15,568)			14,594
Depreciation and amortization	66,641	(16,941)			49,700
Accretion	1,347	(18)			1,329
Interest, net	59,723	(9,976)	45,033	2 (C) (iv)	66,992
			(31,622)	2 (C) (iv)
			3,271	2 (C) (iv)
			(1,975)	2 (C) (iv)
			1,267	2 (C) (iv)
			167	2 (C) (iv)
			1,104	2 (C) (viii)
Valuation adjustment on interest rate caps	2,248		(2,248)	2 (C) (v)
Loss (gain) from asset disposals, restructuring charges, impairment and other items	(9,582)		53,124	2 (C) (iii)	107,888
			2,248	2 (C) (v)
			5,386	2 (C) (ix)
			18,535	2 (C) (xi)
			38,177	2 (C) (xii)

Earnings (loss) from continuing health care operations before income taxes	147,760	(29,170)	(129,652)		(11,062)

Income taxes
Current (recovery)	44,410	(5,736)	204	2 (C) (ii)	137,518
			(23,729)	2 (C) (iii)
			(5,736)	2 (C) (iv)
			313	2 (C) (vi)
			137,962	2 (C) (vii)
			(431)	2 (C) (viii)
			(122)	2 (C) (x)
			(9,617)	2 (C) (xiii)
Future (reduction)	5,248	(5,639)	2,415	2 (C) (iii)	2,415
			391	2 (C) (ix)

	49,658	(11,375)	101,650		139,933

Earnings (loss) from continuing health care operations	98,102	(17,795)	(231,302)		(150,995)
Share of equity accounted earnings	3,928				3,928

Earnings (loss) from continuing operations	102,030	(17,795)	(231,302)		(147,067)
Loss from discontinued operations, net of income taxes	(7,835)				(7,835)

Net earnings (loss)	94,195	(17,795)	(231,302)		(154,902)

Loss per Unit/Exchangeable LP Unit
Basic and diluted
Loss from continuing operations					(2.09)
Net loss					(2.20)

See accompanying notes to the unaudited pro forma consolidated statement of earnings.

Extendicare Real Estate Investment Trust
Notes to Pro Forma Consolidated Financial Statements
As at and for the six months ended June 30, 2006 and for the year ended December 31, 2005
(Unaudited)
1.	Basis of Presentation
Organization of the REIT
Extendicare Real Estate Investment Trust (the “REIT”) is an unincorporated, open-ended real estate investment trust established under the laws of the Province of Ontario by a declaration of trust (the “Declaration of Trust”) dated September 11, 2006. On September 11, 2006, the REIT entered into an Arrangement Agreement dated as of the same date providing for the implementation of a Plan of Arrangement (the “Arrangement”) that will result in:
(a)	the distribution of Assisted Living Concepts, Inc. (“ALC”); and
(b)	after the distribution of ALC, the conversion of Extendicare Inc. (“Extendicare” or the “Company”) into a publicly listed Canadian real estate investment trust on the Toronto Stock Exchange (TSX).
Pursuant to the terms of the Arrangement, holders of Extendicare Multiple Voting Shares will ultimately receive for each Extendicare Multiple Voting Share (a) one ALC Class B Share, and (b) 1.075 REIT Units or, subject to the limitations described in the Arrangement, 1.075 Class B Limited Partnership Units of Extendicare Limited Partnership (“Exchangeable LP Units”), and holders of Extendicare Subordinate Voting Shares will ultimately receive for each Extendicare Subordinate Voting Share (a) one ALC Class A Share, and (b) one REIT Unit or, subject to the limitations described in the Arrangement, one Exchangeable LP Unit.
Following the completion of the Arrangement, Extendicare will continue to operate its nursing home business, and a smaller number of assisted living homes in Canada and the United States while ALC will operate assisted living facilities in the United States.
Prior to the implementation of the Arrangement, Extendicare and various subsidiaries of Extendicare will carry out certain pre-Arrangement transactions including those described below.
(a)	The transfer of 29 assisted living properties that were formerly owned and operated by Extendicare Health Services, Inc. (“EHSI”) to ALC (the purchase of the land underlying 15 of these facilities will be completed following the receipt of local planning commission approval to subdivide the properties between the assisting living facilities and skilled nursing facilities that make up such properties, which will likely take place following the Closing).
(b)	The transfer by EHSI of the shares of ALC to Extendicare.
(c)	EHSI will repay all amounts owing by it under its existing senior credit facility and will offer to purchase its US$150 million aggregate principal amount of 9.5% Senior Notes due 2010 (the “EHSI 2010 Notes”) and its US$125 million aggregate principal amount of 6.875% Senior Subordinated Notes due 2014 (the “EHSI 2014 Notes”). EHSI intends to repay all amounts owing under the existing senior credit facility and finance its tender offer for the EHSI 2010 Notes and EHSI 2014 Notes through a new collateral mortgaged backed securities (“CMBS”) financing of up to $600 million, a new US$100 million revolving line of credit and cash on hand.

Basis of Accounting
The accompanying pro forma consolidated balance sheet as at June 30, 2006 and the pro forma consolidated statements of earnings for the six months ended June 30, 2006 and for the year ended December 31, 2005, have been prepared by management of the REIT in accordance with Canadian generally accepted accounting principles.
The pro forma consolidated balance sheet of the REIT as at June 30, 2006 and the pro forma statements of earnings for the six months ended June 30, 2006 and for the year ended December 31, 2005, have been prepared with information derived from the consolidated financial statements of Extendicare and the adjustments and assumptions outlined below. The accounting policies used in the preparation of the pro forma consolidated financial statements are those disclosed in the audited consolidated financial statements, as revised, of Extendicare.
The pro forma consolidated financial statements should be read in conjunction with the audited consolidated statements of Extendicare for the year ended December 31, 2005 as re-filed on September 13, 2006, and the unaudited interim consolidated financial statements as at and for the six months ended June 30, 2006.
The pro forma consolidated balance sheet and the pro forma consolidated statements of earnings may not be indicative of the financial position or results of operations that would have resulted if the transactions had occurred and the Arrangement had been in effect on the dates indicated or of the financial results that may result in the future.
2.	(A) Pro forma Consolidated Balance Sheet of the REIT
The pro forma consolidated balance sheet of the REIT, as at June 30, 2006 has been prepared as if the following transactions, which occurred subsequent to June 30, 2006, had taken place on June 30, 2006. Adjustments include:
(i)	Removal of Adjusted Assisted Living Concepts, Inc.

The column titled “Removal of Adjusted Assisted Living Concepts, Inc.” removes the assets and liabilities of ALC as recorded in Extendicare’s consolidated financial statements. This column does not represent ALC, the carve-out entity, as it presents the carrying amount of the assets and liabilities of ALC before any additional capital contributions noted in 2 (A) (ii) below. An unaudited pro forma condensed combined balance sheet as of June 30, 2006 of ALC, the carve-out entity, using U.S. generally accepted accounting principles and using the U.S. dollar as the reporting currency has been included separately in the Form 10 that accompanies this Circular.

The assets and liabilities of ALC are reflected in the manner in which such amounts were recorded in the preparation of Extendicare’s consolidated financial statements at June 30, 2006. Intercompany balances between Extendicare and ALC are eliminated in the preparation of Extendicare’s consolidated financial statements. The unaudited combined balance sheet of ALC as at June 30, 2006 has been prepared using U. S. generally accepted accounting principles and using the U.S. dollar as the reporting currency, and has been included in ALC’s Form 10. A reconciliation of the unaudited combined balance sheet of ALC as at June 30, 2006 to Canadian generally accepted accounting principles using the Canadian dollar as the reporting currency is contained in note 2 (D).

(ii)	Contributions of Capital to ALC

In addition, the “Other” column of the Pro Forma Adjustments contains the following transactions by Extendicare before the separation of ALC from Extendicare:

(thousands of dollars)

Cash contribution of $11,162,000 (US$10,000,000) to enable ALC to establish, at a date to be determined in 2006, a Bermuda based wholly owned captive insurance subsidiary, Pearson Indemnity Company, Ltd. (Pearson). Pearson will provide general and professional liability insurance to ALC subsequent to the Arrangement.	11,162

Cash contribution of $5,581,000 (US$5,000,000) to enable ALC to purchase a new administration building to replace leased office space. The purchase closed on August 2, 2006.	5,581

Cash contribution of $1,898,000 (US$1,700,000) to fund payment of transaction costs of ALC.	1,898

Cash contribution of $20,424,000 (US$18,298,000) representing the amount needed to equal the original advances to ALC by EHSI of US$50,016,000 from the current advance of US$32,718,000.	20,424

Total cash contribution financed by draw on EHSI’s bank facilities	39,065

Contribution through the conversion to ALC equity of an outstanding advance to ALC of $36,520,000 (US$32,718,000). This advance was interest bearing at a rate of 6%.	36,520

Contribution of the following securities at their book values at June 30, 2006:
50,000 common shares of Omnicare Inc. $2,647,000; 12,100 common shares of BNN Investments, Ltd nil; and 500,622 common shares of MedX Health Corp. $183,000.	2,830

78,415

(iii)	Extendicare has announced that it will exercise its right to redeem all of its outstanding preferred shares consisting of three series of Class I preferred shares and one series of Class II preferred shares at $25.00 per share plus accrued and unpaid dividends effective October 13, 2006, which will be financed through long-term debt. These preferred shares, having stated capital at June 30, 2006 of $16,789,000, would be redeemed at the cost of $25.00 per share or $20,046,000, resulting in a charge to retained earning of $3,257,000.
(iv)	Refinancing of Long-term Debt

EHSI will repay all amounts owing by it under its existing senior credit facility and will commence a tender offer for the EHSI 2010 Notes and EHSI 2014 Notes. The Company will redeem any EHSI 2010 Notes not tendered as allowed under their redemption rights for 104.75% of the par value of the EHSI 2010 Notes. Under the terms of the EHSI 2014 Notes, EHSI does not have the right to redeem the notes until May 1, 2009, at a redemption price of 103.438% of the par value of the EHSI 2014 Notes. However, the noteholders have the right to require redemption of the EHSI 2014 Notes at their par value in the event of a significant sale of assets. Based on advice from its financial advisers, EHSI’s tender offer will be extended at a premium value in order to make it attractive for the holders to tender their notes and management assumes that all of the EHSI 2014 Notes to be tendered. To the extent any portion of the EHSI 2014 Notes remains outstanding, EHSI has the ability to reduce the amount of borrowings under the CMBS facility. The tendering process will be completed prior to the shareholder meeting to approve the Arrangement.

EHSI expects to finance the retirement of this debt, which amounted to $417,790,000 (US$374,296,000) at June 30, 2006, through a new CMBS financing of up to US$600 million and a US$100 million revolving line of credit. The CMBS loan is being negotiated for an initial five-year term at rates ranging from 6.86% to 7.26% depending on the principal amount drawn, and an amortization period of 30 years, with principal and interest payable monthly. The retirement of the existing debt together with estimated other cash outlays of the Arrangement of $211,039,000, would result in the issuance of new long-term debt of $632,003,000.

(thousands of dollars)

Existing Debt to be Retired
Senior notes	306,955
Term Loan/Credit Line	114,009

420,964
Write off discount of existing debt	(3,174)

417,790
Current portion	960

416,830

Use of Proceeds of New Debt
Tax liability on transfer of ALC shares (note 2 (A) (viii))	137,962
Costs to retire/issue debt, swaps and caps, net of tax (note 2 (A) (v))	34,012
Cash contribution to ALC (note 2 (A) (ii))	39,065

211,039
Existing debt to be retired	420,964

632,003
Current portion	6,298

625,705

In addition, Extendicare is negotiating a revolving line of credit of up to $30,000,000 in Canada, with an initial term of three years, to finance the redemption of its outstanding preferred shares and to provide for additional financial flexibility. Financing costs related to this new credit line are assumed to be $500,000.

(v)	Summary of Costs to Retire/Issue U.S. Debt, Swaps and Caps

Costs associated with the debt retirement amount to approximately $50,185,000, including $11,370,000 for the write-off of existing deferred financing costs, $3,174,000 for the write-off of the existing discount on notes and $17,873,000 for a premium to par value to refinance the EHSI 2010 Notes and EHSI 2014 Notes. Costs associated with the issuance of new debt are estimated to be $18,418,000, of which $15,069,000 will be deferred and amortized over the term of the debt. The current tax benefit associated with these costs is $13,950,000.

Extendicare’s interest rate swap and cap agreements for a notional US$275,000,000 related to the EHSI 2010 Notes and EHSI 2014 Notes will be extinguished with the retirement of the EHSI 2010 Notes and EHSI 2014 Notes. This will result in a payment of approximately $19,134,000, a reduction of other long-term liabilities of $5,048,000, a reduction of other assets of $333,000 and an expense of $14,419,000 with an associated current tax benefit of $7,463,000 and a future income tax provision of $1,839,000.

(thousands of dollars)

Summary of Costs to Retire/Issue U.S. Debt, Swaps and Caps

Premium to par value on redemption of debt	17,873
Costs of new debt	18,418
Close out swap and cap contracts	19,134

Costs to be financed with new debt	55,425
Adjust for financing costs to be deferred	(15,069)
Write-off of liability on interest rate cap	(5,048)
Write-off of deferred charge on interest rate cap	333
Write-off of existing deferred financing costs	11,370
Write-off discount of existing debt	3,174

50,185
Current income tax	(21,413)
Future income tax	1,839

Total costs after income tax	30,611

(vi)	As of June 30, 2006, the Company had 1,643,875 Subordinate Voting Shares granted under its Amended and Restated Subordinate Voting Share Option and Tandem SAR Plan (the “Stock Option Plan”). Since June, 1,125 of the outstanding options granted have expired unexercised, leaving a balance of 1,642,750. Pursuant to the terms of the Stock Option Plan, the vesting of all grants under the Stock Option Plan has been accelerated and any option and tandem stock appreciation rights (SARs) issued under Stock Option Plan that remain unexercised prior to the effective date of the Arrangement will be cancelled by Extendicare without consideration. Optionholders therefore have the opportunity to exercise all of their outstanding and vested options and tandem SARs prior to the effective date of the Arrangement.

As a result of the accelerated vesting of the outstanding grants as at June 30, 2006, the pro forma statement reflects an expense for the unrecognized portion of the stock-based compensation of $1,989,000, increasing other long-term liabilities by $1,926,000 to $4,501,000 for the tandem SARs, and contributed surplus by $63,000 for the stock options.

The Company assumes that 100% of its outstanding tandem SARs and stock options in respect of 1,642,750 Subordinate Voting Shares, will be exercised for proceeds of $17,641,000. Consequently, other long-term liabilities will be reduced by $6,427,000, contributed surplus will be reduced by $504,000, and share capital will be increased by $24,572,000. In addition, the balance of long-term future income tax assets of $1,626,000 associated with the tandem SARs accrued to June will be reversed.

(vii)	Transaction costs related to the Arrangement are estimated to be $23,000,000 of which $4,465,000 was allocated to ALC. Of Extendicare’s $18,535,000 portion of the costs, $5,021,000 had been accrued for during the first half of 2006. The pro forma adjustments reflect additional costs of $13,514,000 and assume cash is used to settle the full accrual of $18,535,000.

(viii)	In connection with the Arrangement, 29 assisted living facilities owned by EHSI will be transferred to ALC at fair market value for U.S. tax purposes, resulting in a taxable gain. In addition, EHSI will transfer all of ALC’s common stock to Extendicare at fair market value for U.S. tax purposes. The amount of tax will depend on the fair market value of ALC’s common stock, which is expected to be determined by reference to the trading price of ALC’s Class A Shares after the separation. Also, certain distributions from Extendicare’s U.S. subsidiaries to the parent in Canada will occur that are subject to withholding tax.

For the purposes of preparing these pro forma statements, the Company has assumed the U.S. current tax pertaining to these transactions is approximately $137,962,000 (US$123,600,000), which is to be financed by a draw of the long-term debt as described in 2 (A) (iv) above. Each U.S. one dollar increase or decrease in the trading price of the ALC Class A Shares used to determine the fair market value of ALC for U.S. tax purposes, will result in a corresponding increase or decrease of approximately US$30,000,000 in Extendicare’s assumption of EHSI’s U.S. income tax liability on the taxable gain and withholding taxes on distributions to Canada.

In addition, in connection with these transactions, previously recorded future income tax balances of $19,466,000 would be reversed. These income tax balances related to withholding tax of $15,570,000 recorded in the first half of 2006 as a current future tax liability, current future income tax assets of $1,556,000 and, long-term future income tax assets of $2,340,000 associated with the difference in the tax basis and carrying value of the investment in ALC.

(ix)	In connection with the Arrangement, the Company will realize a foreign exchange loss for a portion of the cumulative translation adjustment account pertaining to its net investment in EHSI. At June 30, 2006 this loss would amount to approximately $38,177,000, in connection with the distribution of dividends and repayment of long-term intercompany advances.

(x)	An adjustment is made to reflect the change in capitalization for the issue of Extendicare REIT Units or Exchangeable LP Units to the holders of Extendicare Subordinate Voting and Multiple Voting shares under the Arrangement. Under the Arrangement, one REIT Unit or one Exchangeable LP Unit will be issued for each Extendicare Subordinate Voting Share and 1.075 REIT Units or 1.075 Exchangeable LP Units will be issued for each Extendicare Multiple Voting Share.

The number of Exchangeable LP Units to be issued under the Arrangement will be limited. Since it is unknown how many shareholders will elect to receive Exchangeable LP Units in the exchange, no attempt was made to allocate a portion of the $317,014,000 of shareholders’ equity/unitholders equity to Exchangeable LP Units, thus 100% was allocated from share capital to trust units for the purposes of these pro forma statements.
2. (B) Pro forma Consolidated Statement of Earnings for the six months ended June 30, 2006
The pro forma consolidated statement of earnings for the six months ended June 30, 2006, has been prepared as if the transactions, which occurred subsequent to June 30, 2006 and the proposed Arrangement had taken place on January 1, 2006. Adjustments include:
(i)	Removal of Adjusted Assisted Living Concepts, Inc.

The column titled “Removal of Adjusted Assisted Living Concepts, Inc.” removes the revenues and expenses of ALC as recorded in Extendicare’s consolidated financial statements. This column does not represent ALC, the carve-out entity, as it presents the carrying amount of the assets and liabilities of ALC before any additional capital contributions noted in 2 (A) (ii). An unaudited pro forma condensed combined statement of income for the six months ended June 30, 2006 of ALC, the carve-out entity, using U.S. generally accepted accounting principles and using the U.S. dollar as the reporting currency has been included separately in the Form 10 that accompanies this Circular.

The revenues and expenses of ALC are reflected in the manner in which such amounts were recorded in the preparation of Extendicare’s consolidated financial statements for the six months ended June 30, 2006. Intercompany balances between Extendicare and ALC are eliminated in the preparation of Extendicare’s consolidated financial statements. The unaudited combined statement of income of ALC for the six months ended June 30, 2006 has been prepared using U.S. generally accepted accounting principles and using the U.S. dollar as the reporting currency, and has been included in ALC’s Form 10. A reconciliation of the unaudited combined statement of income of ALC for the six months ended June 30, 2006 to Canadian generally accepted accounting principles using the Canadian dollar as the reporting currency is contained in note 2 (D).

(ii)	Extendicare will provide certain contractual transition services to ALC for payroll and benefits processing through EHSI and information technology support through Virtual Care Provider, Inc., a subsidiary of Extendicare. The services amount to $1,257,000 of additional revenue at a cost of $952,000 and current tax provision of $119,000. Since ALC will no longer be considered affiliated these services will be considered third party.

(iii)	Costs associated with the refinancing of the U.S. long-term debt and interest rate swap and cap agreements as discussed in note 2 (A) (v) are estimated to be $50,185,000 and are presented as loss from asset disposals, restructuring charges, impairment and other items. The current tax benefit of these costs is $21,413,000 and the future income tax provision is $1,839,000.

(iv)	Interest costs are estimated to increase by $22,538,000 due to the new U.S. long-term debt financing at an assumed weighted average rate of 6.88%, and interest costs are estimated to decrease by $18,643,000 relating to the retirement of existing U.S. long-term debt. Amortization of deferred financing costs would increase by approximately $1,537,000 from the new U.S. long-term debt and would decrease by $1,008,000 on the retirement of existing debt. The current tax benefit related to these additional interest and amortization costs is $1,725,000.

It is estimated that there would be additional interest and fees of $631,000 relating to Extendicare’s new Canadian $30,000,000 revolving line of credit used to finance the preferred share redemption. Amortization of deferred financing costs from the new long-term debt is assumed to be $83,000.

(v)	With the settlement of the interest rate cap contracts, the unrealized market valuation adjustment gain of $462,000 would be reclassified as part of the costs of closing out the contracts for which the full cost has been provided for in loss (gain) from asset disposals, restructuring charges, impairment and other items.

(vi)	Administrative cost reductions for director fees, stock exchange regulatory filings, salary and other costs from the conversion to the REIT are projected to be $1,028,000 with a current tax cost of $141,000 for the U.S. cost reductions.

(vii)	For purposes of this pro forma statement of earnings, the Company has assumed a current tax provision of $137,962,000 (US$123,600,000) pertaining to transactions described in note 2 (A) (viii). In addition, previously recorded future income tax balances of $19,466,000 would be reversed. Each U.S. one dollar increase or decrease in the trading price of the ALC Class A Shares used to determine the fair market value of ALC for U.S. tax purposes, will result in a corresponding increase or decrease of approximately US$30,000,000 in Extendicare’s estimate of EHSI’s U.S. income tax liability on the taxable gain and withholding taxes on distributions to Canada.

(viii)	Interest income of $1,379,000 and the current income tax provision of $538,000 on the 6% intercompany advance by EHSI to ALC would be eliminated with the conversion of the advance to ALC equity.

(ix)	As a result of the accelerated vesting of all remaining unvested stock options and tandem SARs discussed in note 2 (A) (vi), the additional stock-based compensation relating to the modification and the unrecognized portion of stock-based compensation of $1,989,000 has been provided for in loss (gain) from asset disposals, restructuring charges, impairment and other items. In addition, the balance of long-term future income tax assets of $1,626,000 has been reversed, assuming all stock options and tandem SARs are exercised for Subordinate Voting Shares. Although the Stock Option Plan will be terminated effective with the Arrangement, stock-based compensation expense recorded in operating and administrative costs for the first half of 2006 of $3,136,000 has not been eliminated from this pro forma statement of earnings since a new incentive plan is expected.

(x)	A tax differential of $64,000 due to the higher tax rate in the U.S. on interest paid on intercompany advances by U.S. operations to Canada is removed from the earnings statement.

(xi)	Transaction costs related to the Arrangement are estimated to be $23,000,000 of which $4,465,000 was allocated to ALC. Of Extendicare’s $18,535,000 portion of these costs, $5,021,000 had been accrued for during the first half of 2006. Additional costs of $13,514,000 have been reflected in the pro forma statement of earnings.

(xii)	In connection with the Arrangement, the Company will realize a foreign exchange loss for a portion of the cumulative translation adjustment account pertaining to its net investment in EHSI. At June 30, 2006 this loss would amount to approximately $38,177,000, in connection with the distribution of dividends and repayment of long-term intercompany advances.

(xiii)	Under the proposed REIT structure, it is assumed that the REIT will not be required to pay Canadian income taxes as the REIT intends to make sufficient cash distributions to minimize income taxes. The U.S. operations of the REIT will continue to be taxable under the U.S. tax jurisdiction.

2. (C) Pro forma Consolidated Statement of Earnings for the year ended December 31, 2005
The pro forma consolidated statement of earnings for the year ended December 31, 2005, has been prepared as if the transactions, which occurred subsequent to December 31, 2005 and the proposed Arrangement had taken place on January 1, 2005. Adjustments include:
(i)	Removal of Adjusted Assisted Living Concepts, Inc.

The column titled “Removal of Adjusted Assisted Living Concepts, Inc.” removes the revenues and expenses of ALC as recorded in Extendicare’s consolidated financial statements. This column does not represent ALC, the carve-out entity, as it presents the carrying amount of the assets and liabilities of ALC before any additional capital contributions noted in 2 (A) (ii). An unaudited pro forma condensed combined statement of income for the year ended December 31, 2005 of ALC, the carve-out entity, using U.S. generally accepted accounting principles and using the U.S. dollar as the reporting currency has been included separately in the Form 10 that accompanies this Circular.

The revenues and expenses of ALC are reflected in the manner in which such amounts were recorded in the preparation of Extendicare’s consolidated financial statements for the year ended December 31, 2005. Intercompany balances between Extendicare and ALC are eliminated in the preparation of Extendicare’s consolidated financial statements. The unaudited combined statement of income of ALC for the year ended December 31, 2005 has been prepared using U. S. generally accepted accounting principles and using the U.S. dollar as the reporting currency, and has been included in ALC’s Form 10. A reconciliation of the unaudited combined statement of income of ALC for the year ended December 31, 2005 to Canadian generally accepted accounting principles using the Canadian dollar as the reporting currency is contained in note 2 (D).

(ii)	Extendicare will provide certain contractual transition services to ALC for payroll and benefits processing through EHSI and information technology support through Virtual Care Provider, Inc., a subsidiary of Extendicare. The services amount to $1,914,000 of additional revenue at a cost of $1,390,000 and current tax provision of $204,000. Since ALC is no longer considered affiliated these services will be considered third party.

(iii)	Costs associated with the refinancing of the U.S. long-term debt and interest rate swap and cap agreements as discussed in note 2 (A) (v) are approximately $53,124,000 and are presented as loss from asset disposals, restructuring charges, impairment and other items. The current tax benefit of these costs is $23,729,000 and the future income tax provision is $2,415,000.

(iv)	Interest costs are estimated to increase by $45,033,000 due to the new U.S. long-term debt financing, and interest costs are estimated to decrease by $31,622,000 relating to the retirement of existing U.S. long-term debt, as described in note 2 (A) (iv). Amortization of deferred financing costs would increase by approximately $3,271,000 from the new U.S. long-term debt and would decrease by $1,975,000 on the retirement of existing debt. The current tax benefit related to these additional interest and amortization costs is $5,376,000.

It is estimated that there would be additional interest and fees of $1,267,000 relating to Extendicare’s new Canadian $30,000,000 revolving line of credit used to finance the preferred share redemption. Amortization of deferred financing costs from the new long-term debt is assumed to be $167,000.

(v)	With the settlement of the interest rate cap contracts, the unrealized market valuation adjustment loss of $2,248,000 would be reclassified as part of the costs of closing out the contracts for which the full cost has been provided for in loss (gain) from asset disposals, restructuring charges, impairment and other items.

(vi)	Administrative cost reductions for director fees, stock exchange regulatory filings, salary and other costs from the conversion to the REIT are projected to be $2,291,000 with a current income tax cost of $313,000 for the U.S. cost reductions.

(vii)	For purposes of this pro forma statement of earnings, the Company has assumed a current tax provision of $137,962,000 (US$123,600,000) pertaining to the transactions as described in note 2 (A) (viii). Each U.S. one dollar increase or decrease in the trading price of the ALC Class A Shares used to determine the fair market value of ALC for U.S. tax purposes, will result in a corresponding increase or decrease of approximately US$30,000,000 in Extendicare’s estimate of EHSI’s U.S. income tax liability on the taxable gain and withholding taxes on distributions to Canada.

(viii)	Interest income of $1,104,000 and the current income tax provision of $431,000 on the 6% intercompany advance by EHSI to ALC would be eliminated with the conversion of the advance to ALC equity.

(ix)	As a result of the accelerated vesting of all remaining unvested stock options and tandem SARs discussed in note 2 (A) (vi), the additional stock-based compensation relating to the modification and the unrecognized portion of stock-based compensation of $5,386,000 has been provided for in loss (gain) from asset disposals, restructuring charges, impairment and other items. In addition, the balance of long-term future income tax assets of $391,000 has been reversed, assuming all stock options and tandem SARs are exercised for Subordinate Voting Shares. Although the Stock Option Plan will be terminated effective with the Arrangement, stock-based compensation expense recorded in operating and administrative costs for the year ended December 31, 2005 of $932,000 has not been eliminated from this pro forma statement of earnings since a new incentive plan is expected.

(x)	A tax differential of $122,000 due to the higher tax rate in the U.S. on interest paid on intercompany advances by U.S. operations to Canada is removed from the earnings statement.

(xi)	Transaction costs related to the Arrangement are estimated to be $23,000,000, of which $4,465,000 was allocated to ALC. The balance of $18,535,000 has been reflected in the pro forma statement of earnings.

(xii)	In connection with the Arrangement, the Company will realize a foreign exchange loss for a portion of the cumulative translation adjustment account pertaining to its net investment in EHSI. At June 30, 2006 this loss would amount to approximately $38,177,000, in connection with the distribution of dividends and repayment of long-term intercompany advances.

(xiii)	Under the proposed REIT structure, it is assumed that the REIT will not be required to pay Canadian income taxes as the REIT intends to make sufficient cash distributions to minimize income taxes. The U.S. operations of the REIT will continue to be taxable under U.S. tax law.
2. (D) Adjusted Assisted Living Concepts, Inc. Balance Sheet as at June 30, 2006 and Statements of Earnings for the Six Months Ended June 30, 2006 and for the Year Ended December 31, 2005
ALC has filed combined balance sheets as of December 31, 2005 and 2004 and the related combined statements of income, parent’s investment, and cash flows for each of the years in the three-year period ended December 31, 2005 with the U.S. Securities and Exchange Commission in a registration statement on Form 10. In addition, ALC included in this Form 10 filing an unaudited balance sheet and statement of parent’s investment as of June 30, 2006 as well as related unaudited combined statements of income and cash flows for the six-month periods ended June 30, 2006 and 2005. These financial statements represent combined historical financial statements and contain a combination of all Extendicare’s assisted living operations in the United States, the majority of which will be included within ALC upon the separation from Extendicare. The purpose of note 2 (D) is to conform ALC’s financial statements as presented in the Form 10 for the following:
•	remove certain assisted living facilities that will stay with the REIT;

•	adjust for certain entries which are required on consolidation;

•	convert the statements to Canadian generally accepted accounting principles; and

•	convert the statements to Canadian dollars.

ASSISTED LIVING CONCEPTS, INC.
BALANCE SHEET
As at June 30, 2006
(Unaudited)

		U.S./
	Per Form 10	Canadian
	Assisted Living	GAAP and
	Concepts, Inc.	Other	Ref.		Adjusted Assisted
	(Combined)	Adjustments	Item		Living Concepts, Inc.
(thousands of dollars)	US$	US$			US$	Cdn$

Assets
Current assets
Cash and short-term investments	4,317	3	(a	)	4,320	4,822
Accounts receivable	4,488	(109)	(a	)	6,093	6,801
		1,714	(h	)
Income taxes recoverable		(971)	(h	)	(4,033)	(4,501)
		(3,062)	(h	)
Future income tax asset	470	(114)	(h	)	356	397
Supplies, prepaids, inventory	5,175	(79)	(a	)	5,096	5,688
Due from shareholder and affiliate	1,714	(1,714)	(h	)

	16,164	(4,332)			11,832	13,207
Property and equipment	372,557	(3,283)	(a	)	369,274	412,184
Goodwill and other intangible assets	18,894	(275)	(g	)	18,619	20,783
Other assets	7,750	(1,754)	(a	)	5,996	6,693

	415,365	(9,644)			405,721	452,867

Liabilities
Current liabilities
Accounts payable	3,994	(85)	(a	)	3,909	4,363
Accrued liabilities	22,014	(200)	(a	)	21,814	24,349
Accrual for self-insured liabilities	300				300	335
Accrued state taxes	971	(971)	(h	)
Current maturities of long-term debt	3,116	(483)	(d	)	2,633	2,939
Due to shareholder
— current federal income taxes	3,062	(3,062)	(h	)
— current future federal income tax	114	(114)	(h	)

	33,571	(4,915)			28,656	31,986
Accrual for self-insured liabilities	1,145				1,145	1,278
Long-term debt	127,065	(37,773)	(d	)	89,292	99,668
Other long-term liabilities	7,681	(175)	(a	)	7,506	8,378
Future income taxes	734	3,101	(h	)	3,835	4,281
Due to shareholder
— future income taxes	3,101	(3,101)	(h	)
— interest bearing advance	32,718				32,718	36,520

	206,015	(42,863)			163,152	182,111

Shareholders’ equity	209,350	(4,762)	(a	)	242,569	270,756
		(275)	(g	)
		38,256	(d	)

	209,350	33,219			242,569	270,756

	415,365	(9,644)			405,721	452,867

Foreign exchange rate used to translate U.S. dollars at June 30, 2006 was 1.1162.

ASSISTED LIVING CONCEPTS, INC.
Adjustments to Conform Assisted Living Concepts, Inc. Statements:
As at and for the six months ended June 30, 2006 and for the year ended December 31, 2005
(Unaudited)
(U.S. dollars unless otherwise indicated)
(a)	To remove assets and liabilities and results of operations of two freestanding EHSI assisted living facilities (141 units) and another 129 assisted living units that will not be transferred to ALC. The results of operations for these units are included in the historical statements of earnings of Assisted Living Concepts, Inc. (combined) set out in column 1 for the year ended December 31, 2005 and six months ended June 30, 2006, and the assets and liabilities are included in the historical balance sheet of Assisted Living Concepts, Inc. (combined) set out in column 1 as of June 30, 2006.

(b)	To remove the assets and liabilities and results of operations of three discontinued assisted living facilities (168 units) that are not being transferred to ALC.

(c)	To remove interest expense of $95,000 for the six months ended June 30, 2006 and $1,213,000 for the year ended December 31, 2005, allocated from EHSI to ALC relating to debt instruments recorded on the balance sheets of EHSI. EHSI’s debt obligations are not included in the historical balance sheets of ALC. The allocation of interest expense to ALC was based upon the estimated use of proceeds of EHSI’s debt drawn under its line of credit to finance the acquisition of ALC in January 2005. Pursuant to a Separation Agreement to be entered into between Extendicare and ALC, ALC will not assume or otherwise be obligated on any of EHSI’s debt.

(d)	To remove the allocation of the EHSI credit facility to ALC and the interest allocated from this loan. The loan was incurred, as a direct result of the acquisition of ALC in January 2005. Therefore the loan of $38,256,000 including short and long-term amounts is reclassified from long-term debt to parent’s investment as at June 30, 2006. Pursuant to the Separation Agreement, ALC will not assume or otherwise be obligated on any of EHSI’s debt. EHSI will continue to be liable for the loans under the EHSI credit facility and be responsible for releasing the assisted living facilities held as security under the line of credit in connection with the refinancing of the EHSI credit facility. The interest removed for the six months ended June 30, 2006 was $1,271,000 and $2,066,000 for the year ended December 31, 2005.

(e)	Under U.S. GAAP the adoption of the Financial Accounting Standards Board’s Interpretation No. FIN 47 “Accounting for Conditional Asset Retirement Obligations” in 2005 was recorded as a change in accounting principle by reporting the cumulative effect of the change through to December 31, 2005. Extendicare Inc. adopted the Emerging Issues Committee’s Abstract EIC-159 under Canadian GAAP in January 2006, which conformed the accounting standards for conditional asset retirement obligations to the U.S. but required restatement of prior periods. This adjustment is to apply the Canadian GAAP treatment for conditional asset retirement obligations.

(f)	To reflect the income tax effect of the adjustments in (c) and (d) of $95,000 and $1,271,000 for the six months ended June 30, 2006 and $1,213,000 and $2,066,000 for the year ended December 31, 2005 at applicable tax rates.

(g)	To reflect goodwill $275,000 pertaining to assisted living facilities returned to EHSI.

(h)	To reclass amounts due from and due to shareholder and affiliate for income tax and miscellaneous operating items to categories consistent with disclosure for Extendicare consolidated statements.

ASSISTED LIVING CONCEPTS, INC.
STATEMENT OF EARNINGS
For the Six Months Ended June 30, 2006
(Unaudited)

		U.S./
	Per Form 10	Canadian
	Assisted Living	GAAP and
	Concepts, Inc.	Other	Ref.		Adjusted Assisted
	(Combined)	Adjustments	Item		Living Concepts, Inc.
(thousands of dollars)	US$	US$			US$	Cdn$

Revenue	113,774	(2,752)	(a	)	111,022	126,365

Operating and administrative costs	80,697	(2,416)	(a	)	78,281	89,099

Earnings before undernoted	33,077	(336)			32,741	37,266
Lease costs	7,025	(2)	(a	)	7,023	7,994
Depreciation and amortization	8,292	(371)	(a	)	7,921	9,016
Interest, net	5,414	(15)	(a	)	4,033	4,590
		(95)	(c	)
		(1,271)	(d	)
Loss (gain) from restructuring charges, asset disposals, impairment and other items	2,300				2,300	2,618

Earnings from continuing health care operations before income taxes	10,046	1,418			11,464	13,048

Income taxes
Current (recovery)	4,530	(25)	(a	)	5,043	5,823
		538	(f	)
Deferred (reduction)	101				101	117

	4,631	513			5,144	5,940

Earnings from continuing health care operations	5,415	905			6,320	7,108

Loss from discontinued operations, net of income taxes	(1,273)	1,273	(b	)

Net earnings	4,142	2,178			6,320	7,108

U.S. denominated statement of earnings and pro forma adjustments are converted at the average rate of exchange of 1.1382.

ASSISTED LIVING CONCEPTS, INC.
STATEMENT OF EARNINGS
For the Year Ended December 31, 2005
(Unaudited)

		U.S./
	Per Form 10	Canadian
	Assisted Living	GAAP and
	Concepts, Inc.	Other	Ref.		Adjusted Assisted
	(Combined)	Adjustments	Item		Living Concepts, Inc.
(thousands of dollars)	US$	US$			US$	Cdn$

Revenue	204,949	(5,707)	(a	)	199,242	241,402

Operating and administrative costs	144,915	(4,571)	(a	)	140,087	169,729
		(257)	(e	)

Earnings before undernoted	60,034	(879)			59,155	71,673
Lease costs	12,852	(3)	(a	)	12,849	15,568
Depreciation and amortization	14,750	(768)	(a	)	13,982	16,941
Accretion		15	(e	)	15	18
Interest, net	11,603	(90)	(a	)	8,234	9,976
		(1,213)	(c	)
		(2,066)	(d	)

Earnings from continuing health care operations before income taxes	20,829	3,246			24,075	29,170

Income taxes
Current (recovery)	4,734				4,734	5,736
Deferred (reduction)	3,385	(107)	(a	)	4,654	5,639
		97	(e	)
		1,279	(f	)

	8,119	1,269			9,388	11,375

Earnings from continuing health care operations	12,710	1,977			14,687	17,795

Loss from discontinued operations, net of income taxes	(368)	368	(b	)

Net earnings	12,342	2,345			14,687	17,795

U.S. denominated statement of earnings and pro forma adjustments are converted at the average rate of exchange of 1.2116.

3.	Pro forma REIT Units
Under the Arrangement, holders of Extendicare Multiple Voting Shares will ultimately receive for each Extendicare Multiple Voting Share (a) one ALC Class B Share, and (b) 1.075 REIT Units or, subject to the limitations described in the Arrangement, 1.075 Exchangeable LP Units, and holders of Extendicare Subordinate Voting Shares will ultimately receive for each Extendicare Subordinate Voting Share (a) one ALC Class A Share, and (b) one REIT Unit or, subject to the limitations described in the Arrangement, one Exchangeable LP Unit.

Number of Shares Outstanding

Subordinate Voting Shares	56,177,520
Multiple Voting Shares	11,778,433

67,955,953
Options and tandem SARs expected to be converted to Subordinate Voting Shares	1,642,750
Multiple Voting 1.075 conversion	883,382

70,482,085
Less Exchangeable LP units (1)

Total Pro Forma REIT units	70,482,085

(1)	It has been assumed that no holders of Extendicare shares will elect to receive Exchangeable LP units. The maximum number of Exchangeable LP Units that may be issued pursuant to the Arrangement is 35% of the number of outstanding Extendicare Subordinate Voting and Multiple Voting shares, or up to 24,668,730 Exchangeable LP Units. For certain Extendicare shareholders, receiving Exchangeable LP Units may provide for certain tax efficiencies. Moreover, Exchangeable LP Units will be subject to additional restrictions and limitations including: (i) restrictions on transferability; and (ii) restrictions on the exercise of exchange rights. In particular, Exchangeable LP Units will not be exchangeable under any circumstances for a period of 90 days from the effective date of the Arrangement, except with the consent of the board of directors of Extendicare Holding General Partner Inc. The Exchangeable LP Units will not be transferable except in connection with an exchange for REIT Units or in certain other limited circumstances. The Exchangeable LP Units will not be listed on the TSX or any other stock exchange or quotation system. The Exchangeable LP Units will be automatically exchanged for REIT Units on the fifth anniversary of the effective date of the Arrangement. In certain circumstances, Extendicare Holding Partnership Inc. will have the right to require the exchange of Exchangeable LP Units for REIT Units prior to or on such fifth anniversary. Holders of Exchangeable LP Units will receive Special Voting Units of the REIT that will each initially entitle the holder to one vote at meetings of Unitholders of the REIT.